UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[X]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __________________

OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________to ____________________

OR

[   ]     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:

Till Capital Ltd.
(Exact name of Registrant as specified in its charter)

     Bermuda
(Jurisdiction of incorporation or organization)

     Continental Building
25 Church Street
Hamilton, HM12, Bermuda
(Address of principal executive offices)

     Timothy Leybold
Continental Building
25 Church Street
Hamilton, HM12, Bermuda
tleybold@tillcap.com
(208) 635-5415
     (Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act: Restricted voting shares, par value $0.001

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [   ]  No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [   ]  No [   ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [   ]  No [X]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [   ]  No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued By	Other [ ]
the International Accounting Standards Board [X]

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [   ]  Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [   ]  No [   ]

2

i

EXPLANATORY NOTE

On April 17, 2014, Till Capital Ltd. (the “Company,” “Till,” “we,” “us” or “our”) acquired Americas Bullion Royalty Corp. (“AMB”) in a reverse takeover by way of a plan of arrangement (the “Arrangement”) under the British Columbia Business Corporations Act (the “BCBCA”) pursuant to the Arrangement Agreement dated as of February 18, 2014 between AMB and Resource Holdings Ltd. Pursuant to the International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), AMB was the acquirer in the Arrangement. Accordingly, the financial statements and disclosures related thereto contained in this registration statement on Form 20-F reflect AMB as the acquirer.

Following completion of the Arrangement, we have begun to transition our business to primarily conduct reinsurance business through Resource Re Ltd. (“RRL”), our wholly-owned subsidiary. In support of this transition, through the Arrangement, we acquired an investment portfolio of cash, marketable securities and illiquid securities from Kudu Partners L.P. (“Kudu”). Before completion of the Arrangement, AMB was an exploration and development junior natural resource and mining company with royalty and exploration property holdings, and the Company was an exempted holding company with no operations.

This registration statement on Form 20-F relates to the registration of our restricted voting shares (“restricted voting shares”, “common shares” or “shares”) under Section 12(g) of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”).

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Registration Statement contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, that are based on expectations, estimates and projections as at the date of this Registration Statement. These forward-looking statements include but are not limited to statements and information concerning: the Arrangement; the potential benefits of the Arrangement; statements relating to the business and future activities of, and developments related to the Company after the date of this Registration Statement; the Company’s market position and future financial or operating performance; and goals; strategies; future growth; and other events or conditions that may occur in the future.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward- looking statements and are intended to identify forward-looking statements, which include statements relating to, among other things, our ability to successfully compete in the market.

These forward-looking statements are based on the beliefs of our management, as well as on assumptions which such management believes to be reasonable, based on information currently available at the time such statements were made. However, there can be no assurance that forward-looking statements will prove to be accurate. Such assumptions and factors include, among other things, general business and economic conditions; that the anticipated benefits of the Arrangement will be achieved; market competition; currency exchange rates, tax benefits and tax rates.

By their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: general business, economic, competitive, political, regulatory and social uncertainties; mineral price volatility; risks related to competition; risks related to factors beyond our control; risks and uncertainties associated with the mining industry; risks related to our lack of an operating history; risks related to our investment portfolio not being widely diversified; risks related to the cyclical nature of the reinsurance industry; risks related to our ability to structure our investments in relation to our anticipated liabilities under reinsurance and insurance contracts; risks related third party rating agencies assessments of our reinsurance business; dependence on key management, employees, consultants, and skilled personnel; the global economic climate; exchange rate fluctuations; the execution of strategic growth plans; dilution; market reaction to the Arrangement; risks related to the integration of AMB's and our operations; insurance risks; and litigation.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out in this Registration Statement generally and certain economic and business factors, some of which may be beyond our control. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the heading "Risk Factors" in this Registration Statement. We do not intend, and do not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, you should not place undue reliance on forward-looking statements.

NOTE REGARDING DIFFERENCES IN REPORTING PRACTICES

The financial statements included in this Registration Statement have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which differ from United States generally accepted accounting principles in certain material respects, and thus they may not be comparable to financial statements of U.S. companies.

FINANCIAL INFORMATION AND EXCHANGE RATES

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“Cdn$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (“US$”). The following table sets forth the rate of exchange for the Canadian Dollar at the end of each month for the previous six months and at the end of the five most recent fiscal years, the average rates for each period, the high and low exchange rates for these periods and the exchange rate as of the last day of these periods. For purposes of this table, the exchange rate means the Bank of Canada noon rate. The table sets forth the number of Canadian Dollars required to buy one U.S. dollar. The average exchange rate means the average of the exchange rates on the last day of each month during the period.

Period	Average	High	Low	Close
Year Ended February 28, 2014	$1.0462	$1.1171	$1.0023	$1.1075
Year Ended February 28, 2013	$0.9988	$1.0418	$0.9710	$1.0285
Year Ended February 29, 2012	$0.9914	$1.0604	$0.9449	$0.9886
Year Ended February 28, 2011	$1.0205	$1.0778	$0.9739	$0.9739
Year Ended February 28, 2010	$1.1119	$1.0300	$1.0251	$1.0526
Seven Months Ended September 30, 2014	$1.0927	$1.1251	$1.0634	$1.1208
March 1 to March 11, 2015		$1.2764	$1.2440	$1.2764
February 2015		$1.2635	$1.2403	$1.2508
January, 2015		$1.2717	$1.1728	$1.2717
December 2014		$1.1643	$1.1344	$1.1601
November 2014		$1.1427	$1.1236	$1.1427
October 2014		$1.1289	$1.1136	$1.275
September 2014		$1.1208	$1.0863	$1.1208

On March 11, 2015, the exchange rate was Cdn$1.2764  to US$1.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Directors

The table below details the names of, and information about our Directors:

Name	Age	Position
William M. Sheriff	56	Chairman
William B. Harris	68	Director
Wayne Kauth	81	Director
Joseph K. Taussig	69	Director
Blair Shilleto	56	Director
Thomas Skimming	80	Director
Barry Rayment	69	Director
David Atkins	79	Director

The business address of each of the current Directors is Continental Building, 25 Church Street, Hamilton HM12, Bermuda.

Executive Officers

The table below details the names of, and information about, our executive officers:

Name	Age	Position
William M. Sheriff	56	President and Chief Executive Officer
Timothy P. Leybold	57	Chief Financial Officer
Kim Willey	37	Vice President, Legal (Bermuda)
Thomas McMahon	52	Treasurer
Christina Swan	43	Corporate Secretary

The business address of each of the current executive officers is Continental Building, 25 Church Street, Hamilton HM12, Bermuda.

Senior Management

The table below details the names of, and information about, our senior management other than our executive officers:

Name	Age	Position
William Lupien	73	Chief Investment Officer, Till Management Company
Janet Lee-Sheriff	52	Executive Vice President, Golden Predator US Holding Corp.
Clifford Nelson	58	Director of Technical Services, Golden Predator US Holding Corp.
Michael Maslowski	57	Director of Operations, Golden Predator US Holding Corp.
Dr. Terry Rickard	67	Director of Quantitative Research, Till Management Company

The business address of each of the current members of our senior management is Continental Building, 25 Church Street, Hamilton HM12, Bermuda.

B.	Advisers

Our legal counsel as to matters of U.S. law is Dorsey & Whitney LLP, 701 Fifth Avenue, Suite 6100, Seattle, Washington 98104. Our legal counsel as to matters of Bermuda law is ASW Law Limited, Crawford House, 50 Cedar Avenue, Hamilton HM11, Bermuda.

C.	Auditors

KPMG Audit Limited, located at Crown House, 4 Par-la-Ville Road, Hamilton, HM 08, Bermuda became Till’s auditor beginning November 30, 2012, the date of the end of our first fiscal year following incorporation, and remains Till’s auditor.

PricewaterhouseCoopers, LLP, 250 Howe Street, Suite 700, Vancouver, British Columbia V6C 3S7, Canada was AMB’s auditor up until and including the year ended February 28, 2014.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following tables summarize selected financial data of the Company for the seven months ended September 30, 2014 and for the years ended February 28, 2014, February 28, 2013 and February 29, 2012. The information in the tables was extracted from the detailed financial statements and related notes which were prepared in accordance with IFRS and are included in this registration statement and should be read in conjunction with such financial statements and with the information appearing under the heading, “Item 5. Operating and Financial Review and Prospects.” The amounts below are expressed in Canadian Dollars. Please refer to “Financial Information and Exchange Rates” for information about the exchange rate between Canadian Dollars and U.S. Dollars.

	Till Capital Ltd.,
	formerly Americas			Americas Bullion Royalty Corp.
	Bullion Royalty Corp.
				Year Ended
	Seven Months	Six Months
	Ended	Ended
	September 30,	August 31,	February 28,	February 28,	February 29,	February 28,
Consolidated Statements of Loss and	2014(1)	2013	2014	2013	2012	2011
Comprehensive Loss	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)
Net Investment Income	877,640	13,168	—	—	—	—
Expenses	5,566,261	(9,765,617)	(27,129,594)	(49,639,069)	(9,648,893)	(6,060,536)
Other items	—	—	7,363,586	(7,153,039)	(1,232,858)	429,419
Loss before income taxes	4,688,621	(9,752,449)	(19,766,008)	(56,792,108)	(10,881,751)	(5,631,117)
Net loss attributable to shareholders of Till Capital Ltd	(1,770,458)	—	—	—	—	—
Net loss attributable to Non-controlling interests	(323,598)	—	—	—	—	—
Loss	(2,094,056)	(9,004,132)	(21,653,691)	(48,341,310)	(11,774,925)	(7,325,381)
Comprehensive loss	(1,566,400)	(8,984,814)	(19,061,199)	(48,012,502)	(12,409,886)	(8,327,453)
Basic and diluted loss per common share	(0.55)	(5.36)	(0.12)	(0.33)	(0.10)	(0.11)

(1)	Due to the change in our fiscal year to December 31, the current period results are for the seven months ended September 30, 2014.

	Till Capital Ltd.,
	formerly Americas	Americas Bullion Royalty Corp.
	Bullion Royalty Corp.		As at
	September 30	February 28,	February 28,	February 29,
Consolidated Statements of Financial	2014(1)	2014	2013	2012
Position	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)
Assets	66,378,505	37,895,847	60,025,360	87,866,307
Total liabilities	12,069,419	5,187,584	13,155,123	8,390,840
Shareholders' equity	54,309,086	32,708,263	46,870,237	79,475,467
Share capital	135,703,086	118,638,512	114,134,464	100,666,784
Deficit	(99,099,590)	(97,149,009)	(75,495,318)	(27,154,008)
Weighted average number of common shares outstanding	3,207,427	174,066,463	147,035,728	120,502,303

(1)	Due to the change in our fiscal year to December 31, the current period results are for the seven months ended September 30, 2014.

B.	Capitalization and Indebtedness

The following table sets out our consolidated capitalization as at February 1, 2015.

As at
February 1, 2015
(Cdn$)

Debt
Long-term debt:	$289,198
Total equity (attributable to shareholders of Till Capital)	$47,900,000
Total capitalization	$48,189,198

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Insurance and Reinsurance

The insurance and reinsurance markets are cyclical and we will be subject to their cycles.

The insurance and reinsurance markets are cyclical and subject to unforeseen developments which may affect our results. These include trends of courts granting increasingly larger awards for certain damages, natural disasters, fluctuations in interest rates, changes in laws, changes in the investment environment that affect market prices of investments, inflationary pressures and other events that affect the size of premiums or losses companies and primary insurers experience. Demand for insurance and reinsurance is influenced significantly by prevailing economic conditions. The supply of reinsurance is related to prevailing prices, the levels of insured losses, and the levels of industry surplus which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the reinsurance industry. Furthermore, weak economic conditions may adversely affect (among other aspects of our business) the demand for and claims made under our products, the ability of clients, counterparties and others to establish or maintain their relationships with us, our ability to access and efficiently use internal and external capital resources and our investment.

Our results of operations will fluctuate from period to period and may not be indicative of our long-term prospects.

The performance of our reinsurance operations and investment portfolio will fluctuate from period to period. Fluctuations will result from a variety of factors, including: reinsurance contract pricing; our assessment of the quality of available reinsurance opportunities; the volume and mix of reinsurance products underwritten; loss experience on our reinsurance liabilities; the performance of our investment portfolio; and our ability to assess and integrate our risk management strategy properly.

We face numerous competitors, many of which are more experienced and better capitalized than us.

We will compete with major global insurance and reinsurance companies. These companies may have extensive experience in insurance and reinsurance and have greater financial resources available to them. We may also face competition in the future from new entrants that provide products similar to those we provide. Competition could result in less business being available to us, lower premium rates, investment credits, and less favorable retrocession coverage, which could adversely impact our growth and profitability. Our competitors include, among others, Watford Re Ltd., Third Point Reinsurance Ltd. and Hamilton Re, Ltd. and traditional reinsurers, including ACE Ltd., Everest Re, General Re Corporation, Hannover Re Group, Munich Reinsurance Company, Partner Re Ltd., Swiss Reinsurance Company and Transatlantic Reinsurance Company, which are dominant companies in our industry. Although we seek to provide coverage where capacity and alternatives are limited, we directly compete with these larger companies due to the breadth of their coverage across the property and casualty market in substantially all lines of business. We also compete with smaller companies and other niche reinsurers.

Further, our ability to compete may be harmed if insurance industry participants consolidate. Consolidated entities may try to use their enhanced market power to negotiate price reductions for our products and services. If competitive pressures reduce our prices, we would expect to write less business. As the insurance industry consolidates, if at all, competition for customers may become more intense, and the importance of acquiring and properly servicing each customer may become greater. We could incur greater expenses relating to customer acquisition and retention, further reducing our operating margins. In addition, insurance companies that merge may be able to spread their risks across a consolidated, larger capital base so that they require less reinsurance. The number of companies offering retrocessional reinsurance may decline. Reinsurance intermediaries could also consolidate, potentially adversely impacting our ability to access business and distribute our products. We could also experience more robust competition from larger, better capitalized competitors. Any of the foregoing could significantly, and negatively, affect our business or our results of operation.

If we choose to purchase reinsurance, we may be unable to do so, and if we successfully purchase reinsurance, we may be unable to collect the amounts due from such reinsurers.

We may purchase reinsurance for our own account in order to mitigate the volatility of losses upon our financial condition. A reinsurer’s insolvency, or inability or refusal to make payments under the terms of its reinsurance agreement with us, could have a material adverse effect on us because we will remain liable to the insured.

From time to time, market conditions have limited, and in some cases have prevented, insurers and reinsurers from obtaining the types and amounts of reinsurance that they consider adequate for their business needs. Accordingly, we may not be able to obtain our desired amounts of reinsurance or retrocessional reinsurance. In addition, even if we were able to obtain such reinsurance or retrocessional reinsurance, we may not be able to negotiate terms that we deem appropriate or acceptable or obtain such reinsurance or retrocessional reinsurance from entities with satisfactory creditworthiness.

There are numerous counterparty risks associated with the insurance and reinsurance businesses.

We may suffer investment losses due to defaults by others, including issuers of investment securities, reinsurance and derivative counterparties. Issuers or borrowers whose securities we hold, reinsurers, clearing agents, clearing houses and other financial intermediaries may default on their obligations due to bankruptcy, insolvency, lack of liquidity, adverse economic conditions, fraud or other reasons. Our investment portfolio may include investment securities or other assets of the type that have recently experienced defaults. All or any of these types of default could have a material adverse effect on our results of operations, financial condition and liquidity.

In addition, our reinsurance transactions may expose us to credit and counterparty risks of certain parties, such as intermediaries and trustees, in addition to risks relating to such ceding insurers’ underwriting practices. Although we intend to operate our business in a manner that should limit and manage these risks, there can be no assurance that we will not be adversely affected as a result of our exposure to such risks.

For example, in accordance with industry practice, we may pay amounts owed under our policies to reinsurance intermediaries or brokers, who in turn pay these amounts to the ceding insurer. In some jurisdictions, if the intermediary or broker fails to make such an onward payment, we might remain liable to the ceding insurer for the deficiency. Conversely, the ceding insurer may pay premiums to the intermediary or broker, for onward payment to us in respect of reinsurance policies we issued. In certain jurisdictions, these premiums are considered to have been paid to us at the time that payment is made to the intermediary or broker, and the ceding insurer will no longer be liable to us for those amounts, whether we have or have not actually received the premiums. We may not be able to collect all premiums receivable due from any particular intermediary or broker at any given time.

We also expect to hold a substantial portion of our reserves with third party custodians to secure letters of credit for the benefit of the related cedant, and our access to these amounts is expected to be limited. As a result, we may be exposed to the risk of operational errors or delays at applicable trustees in addition to credit risk with respect to such parties. The terms of applicable custody and letter of credit agreements are generally expected to provide, and depending on the cedant’s jurisdiction, may be required to provide, certain protections against such risks, but there can be no assurance that we will not be adversely affected as a result of our exposure to such risks.

There are numerous operational risks associated with the insurance and reinsurance businesses that could adversely affect our business.

Operational risks and losses can result from many sources, including fraud, errors by employees, failure to document transactions properly or to obtain proper internal authorization, failure to comply with regulatory requirements or information technology failures.

We believe our information technology and application systems will be critical to our business and reputation and ability to compete successfully. In addition to our own systems, we will be dependent on those of others, including those licensed from our service providers. We cannot be certain that we will have access to these, or comparable service providers and information and technology application systems, or that existing systems will continue to operate as intended. A major defect or failure in our internal controls or information technology and application systems could result in management distraction, harm to our reputation, a loss or delay of revenues or increased expense.

There are ever changing legal and regulatory developments in the insurance and reinsurance industries that could adversely affect our business.

The insurance industry has experienced substantial volatility as a result of litigation, investigations and regulatory activity by various insurance, governmental and enforcement authorities concerning certain practices within the insurance industry. These practices include the accounting treatment for finite reinsurance or other non-traditional or loss mitigation insurance and reinsurance products.

These investigations have resulted in changes in the insurance and reinsurance markets and industry business practices. We cannot predict the potential effects, if any, that future litigation, investigations and regulatory activity may have upon the reinsurance industry.

The effect of emerging claim and coverage issues on our business is uncertain.

As industry practices and legal, judicial and regulatory conditions change, unexpected issues related to claims and coverage may emerge. Various provisions of our contracts, such as limitations or exclusions from coverage or choice of forum, may be difficult to enforce in the manner we intend, due to, among other things, disputes relating to coverage and choice of legal forum. These issues may adversely affect our business by either extending coverage beyond the period that we intended or by increasing the number or size of claims. In some instances, these changes may not manifest themselves until many years after we have issued insurance or reinsurance contracts that are affected by these changes. As a result, we may not be able to ascertain the full extent of our liabilities under our insurance or reinsurance contracts for many years following the issuance of our contracts. The effects of unforeseen development or substantial government intervention could adversely impact our ability to adhere to our goals.

Our failure to maintain sufficient letter of credit (“LOC”) facilities or to increase our LOC capacity on commercially acceptable terms as we grow could significantly and negatively affect our ability to implement our business strategy.

We are not licensed or admitted as a reinsurer in any jurisdiction other than Bermuda. Certain jurisdictions, including the United States, do not permit ceding insurers to take credit on their statutory financial statements for reinsurance obtained from unlicensed or non-admitted insurers unless the reinsurer posts a LOC or provides other collateral. Further, our license from the Bermuda Monetary Authority (“BMA”) requires that it post collateral equal to the limit of each contract of reinsurance written. Consequently, certain clients will require us to deliver a LOC or provide other collateral through funds withheld or trust arrangements. When a reinsurer obtains a LOC facility, the reinsurer is typically required to provide collateral to the LOC provider in order to secure the obligations under the facility. Our ability to provide collateral, and the costs at which we provide collateral, are primarily dependent on the composition of our investment portfolio.

Typically, LOCs are collateralized with fixed-income securities. Banks may be willing to accept our investment portfolio as collateral, but on terms that may be less favorable to us than reinsurance companies that invest solely or predominantly in fixed-income securities. The inability to renew, maintain or obtain LOCs collateralized by our investment portfolio may significantly limit the amount of reinsurance we can write or require us to modify our investment strategy.

We may utilize margin loans from prime brokers to provide cash to support the LOC arrangements. The potential for margin loan capacity to be reduced or withdrawn may negatively impact our ability to obtain, renew, maintain or increase LOCs.

If we are unable to obtain, renew, maintain or increase LOC facilities or is unable to do so on commercially acceptable terms, we may need to liquidate all or a portion of our investment portfolio and invest in a fixed-income portfolio or other forms of investment acceptable to our clients and banks as collateral, which could significantly and negatively affect our ability to implement our business strategy.

We depend on our clients’ evaluations of the risks associated with their insurance underwriting, which may subject us to reinsurance losses.

In some of our proportional reinsurance business, in which we assume an agreed percentage of each underlying insurance contract being reinsured, or quota share contracts, we do not expect to separately evaluate each of the original individual risks assumed under these reinsurance contracts. Therefore, we will be largely dependent on the original underwriting decisions made by ceding companies. We will be subject to the risk that the clients may not have adequately evaluated the insured risks and that the premiums ceded may not adequately compensate us for the risks we assume. We also do not expect to separately evaluate each of the individual claims made on the underlying insurance contracts under quota share contracts. Therefore, we will be dependent on the original claims decisions made by our clients.

We could face unanticipated losses from political instability which could have a material adverse effect on our financial condition and results of operations.

We could be exposed to unexpected losses on our reinsurance contracts resulting from political instability and other politically driven events globally. These risks are inherently unpredictable and recent events may indicate an increased frequency and severity of losses. It is difficult to predict the timing of these events or to estimate the amount of loss that any given occurrence will generate. To the extent that losses from these risks occur, our financial condition and results of operations could be significantly and negatively affected.

Any suspension or revocation of RRL’s reinsurance license would materially impact our ability to do business and implement our business strategy.

RRL is presently licensed as a reinsurer only in Bermuda. The suspension or revocation of RRL’s license to do business as a reinsurance company in this jurisdiction for any reason would mean that RRL would not be able to enter into any new reinsurance contracts until the suspension ended or until RRL became licensed in another jurisdiction. Any such suspension or revocation of RRL’s license could negatively impact RRL’s reputation in the reinsurance marketplace and could have a material adverse effect on our results of operations.

We are subject to the risk of possibly becoming an investment company under U.S. federal securities law.

In the United States, the Investment Company Act of 1940, as amended (the “Investment Company Act”) regulates certain companies that invest in or trade securities. For United States investments, we will rely on an exemption under the Investment Company Act for an entity organized and regulated as a foreign insurance company which is engaged primarily and predominantly in the reinsurance of risks on insurance agreements. The law in this area is subjective and there is a lack of guidance as to the meaning of ‘‘primarily and predominantly’’ under the relevant exemption to the Investment Company Act. For example, there is no standard for the amount of premiums that need to be written relative to the level of an entity’s capital in order to qualify for the exemption. If this exemption were deemed inapplicable, we would have to register under the Investment Company Act as an investment company, unless another exemption is available. Registered investment companies are subject to extensive, restrictive and potentially adverse regulation relating to, among other things, operating methods, management, capital structure, leverage, dividends and transactions with affiliates. Registered investment companies are not permitted to operate their business in the manner in which we operate our business, nor are registered investment companies permitted to have many of the relationships that we have with our affiliated companies.

If at any time it were established that we had been operating as an investment company in violation of the registration requirements of the Investment Company Act, there would be a risk, among other material adverse consequences, that we could become subject to monetary penalties or injunctive relief, or both, or that we would be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with us undertaken during the period in which it was established that we were an unregistered investment company.

To the extent that the laws and regulations change in the future so that contracts we write are deemed not to be reinsurance contracts, we will be at greater risk of not qualifying for the Investment Company Act exception. Additionally, it is possible that our classification as an investment company would result in the suspension or revocation of our reinsurance license.

Insurance regulations to which we are, or may become, subject, and potential changes thereto, could have a significant and negative effect on our business.

We currently are admitted to do business in Bermuda. Our operations in this jurisdiction will be subject to regulation and supervision. We expect to conduct our business in a manner such that we expect that it will not be subject to insurance and/or reinsurance licensing requirements or regulations in any jurisdiction other than Bermuda, and, if we complete our proposed acquisition of Omega Insurance Holdings Inc. (“Omega”), Canada. Although we do not currently intend that we or RRL will engage in activities which would require either entity to comply with insurance and reinsurance licensing requirements outside of Bermuda or Canada, should we choose to engage in activities that would require us to become licensed in such jurisdictions, we cannot assure investors that we will be able to do so or to do so in a timely manner. Furthermore, the laws and regulations applicable to direct insurers could indirectly affect us, such as collateral requirements in various U.S. states to enable such insurers to receive credit for reinsurance ceded to us. Also, we cannot assure investors that insurance regulators in the United States or elsewhere will not review our activities and claim that we are subject to such jurisdiction’s licensing requirements. In addition, we are subject to indirect regulatory requirements imposed by jurisdictions that may limit our ability to provide reinsurance. For example, our ability to write reinsurance may be subject, in certain cases, to arrangements satisfactory to applicable regulatory bodies, and proposed legislation and regulations may have the effect of imposing additional requirements upon, or restricting the market for, non-U.S. reinsurers, with whom domestic companies may place business. We do not know of any such proposed legislation pending at this time.

We may not be able to comply fully with, or obtain desired exemptions from, statutes, regulations and policies that currently, or may in the future, govern the conduct of our business. Failure to comply with, or to obtain desired authorizations and/or exemptions under, any applicable laws could result in restrictions on our ability to do business or undertake activities that are regulated in one or more of the jurisdictions in which we operate and could subject us to fines and other sanctions. In addition, changes in the laws or regulations to which our subsidiaries are subject or may become subject, or in the interpretations thereof by enforcement or regulatory agencies, could have a material adverse effect on our business.

The insurance and reinsurance regulatory framework of Bermuda recently has become subject to increased scrutiny in many jurisdictions, including the United States. In the past, there have been Congressional and other initiatives in the United States regarding increased supervision, regulation and taxation of the insurance industry, including proposals to supervise and regulate offshore reinsurers. Government regulators are generally concerned with the protection of policyholders rather than other constituencies, such as our shareholders. We are not able to predict the future impact on our operations of changes in the laws and regulations to which we are or may become subject.

We expect to become subject to regulations in Canada through our proposed acquisition of Omega. As a participant in the Canadian insurance industry, Omega is subject to significant regulations of the Canadian federal and provincial governments, including capital and solvency standards, restrictions on certain types of investments and periodic market conduct and financial examinations by regulators. Future changes to Canadian regulations may limit Omega’s ability to adjust prices, adjudicate claims or take other actions that would enhance operating results. Omega seeks to mitigate these risks through regular discussions with regulators and industry groups to ensure it is aware of proposed changes and to provide feedback on proposed changes.

Complex and changing U.S. government regulations could impact our business and results of operations.

In July 2010, the U.S. government passed the Dodd-Frank Wall Street Reform and Consumer Protection Act, or “Dodd-Frank Act,” one of the most sweeping financial reforms in decades. The legislation is expected to affect virtually every segment of the financial services industry, including the insurance and reinsurance industry in the United States.

Among other things, the Dodd-Frank Act created the Federal Insurance Office (the “FIO”) to be located within the U.S. Treasury department, with the authority to monitor all aspects of the insurance industry (except health insurance), and changes the regulatory framework for non-admitted insurance and reinsurance. The FIO recently issued a report with recommendations on how to modernize and improve the system of insurance regulation in the United States. Many of the provisions of the Dodd-Frank Act and the recommendations of the FIO require substantial rulemaking within the federal government. Consequently, the ultimate impact of any of these provisions on our operations, financial results or capital resources is currently indeterminable. We intend to monitor the impact of the Dodd-Frank Act on our business.

Risks Relating to the Investment Strategy

We may change our investment strategy at any time.

We will initially pursue an investment strategy that will focus up to 30% of our investment portfolio in the natural resources sector. As of December 31, 2014, approximately 28% of the fair market value of our investment portfolio consisted of investments in the natural resources sector. However, we may change our investment strategy at any time, and there can be no assurances that we will not change this strategy materially at any time. Any change in investment strategy could expose us to different risks than those described in this section entitled “Risk Factors”. Further, an investment strategy that focuses a significant percentage of investments in one sector may experience more significant swings in valuation and investment performance than a more diversified investment strategy would experience.

A substantial portion of our investment portfolio will have limited liquidity, which could adversely affect our financial results.

We strive to structure our investments in a manner that recognizes our liquidity needs for future liabilities of the insurance operations. However, providing mineral development financing to junior resource companies and trading in micro-cap securities will limit the liquidity of our portfolio. We cannot assure investors that we will successfully structure our investments in relation to our anticipated liabilities. Failure to do so could force us to liquidate investments at a significant loss or at prices that are not optimal, which could significantly and adversely affect our financial results. The success of our investment strategy may also be affected by general economic conditions.

Unexpected market volatility and illiquidity associated with our investments could significantly and negatively affect our investment portfolio results.

Investments in junior and intermediate resource companies may have a significantly higher degree of risk than many other types of investments. This risk may arise from numerous factors, including, but not limited to the following factors.

  The valuation of junior and intermediate resource companies is highly dependent upon the properties to which they have claims. The most important aspect of a property is the resource quality, which involves the geological configuration of the ore body containing the resource (e.g., its size, depth below the surface and grade), the complexity of recovering the desired resource from the ore, the cost of production, the growth potential, the distance to a mill and any royalties and/or taxes associated with the property. Many of these attributes are only imprecisely known and may even be completely unknown. The technical data available from exploration efforts may be incomplete and/or erroneous, leading to false estimates of the resource available for extraction.
  The value of a property is also dependent upon the infrastructure available and the associated costs to support exploration and development efforts. This includes roads, power availability, water availability, skilled labor availability and housing. In many cases, the infrastructure may be incomplete or entirely lacking, or may be prohibitively expensive. This causes considerable uncertainty in the capital expenditure that may be required in order to exploit a resource.
  The exploration for mineral deposits involves significant financial risks, and few properties that are exploited are ultimately developed into producing mines. Major exploration expenses are required to determine if mineral properties may have the potential to be commercially viable or to be sold or otherwise divested. If any properties in our investment portfolio are not commercially viable or able to be sold or otherwise divested, then we may incur impairment losses.
  A further source of risk is the social license associated with a property. This includes multiple factors that may be only imprecisely known. Properties cannot be explored and developed without the requisite permits, and there can be no certainty that these permits will be issued. There may be substantial opposition to the issuance of permits by environmental organizations, or by the local populace or by the regional or national governments. Even when a project is eventually approved, the approvals may be substantially delayed, resulting in high holding costs with no progress on a project.
  The legal title to a property may be subject to challenge, and in the event of government instability, existing permits and legal titles may be overturned. In addition, properties may be subject to prior unregistered liens, agreements, claims or transfers which may affect the title or permits and the resource company’s rights to the property.
  Properties where previous mining activities have been conducted may have substantial unknown or imprecisely known historical environmental liabilities, and future mining activities may incur substantial and unpredictable future environmental liabilities.
  Valuations of junior and intermediate resource companies are highly dependent upon competent, experienced management. Necessary management expertise spans a large range of disciplines, including executive management, financial management, geology, metallurgy, operations, engineering and social license management. There can be no certainty that a given management team will be successful in achieving their objectives, or that the needed expertise will be available.
  The financial health of junior and intermediate resource companies is often tenuous. Since these companies may have no revenues, their continued viability is highly dependent upon their ability to raise capital in the equity and/or debt markets which are subject to varying and unpredictable market conditions. There is no guarantee that such capital will be available or that it will be available at prices that are not highly dilutive to existing shareholders or substantially burdensome to future revenues, e.g., when hedging of production at unattractive prices is required.
  Another source of risk is the market desirability of a given company and the market conditions for the resource(s) held in its properties. A company’s market desirability is directly related to its liquidity of trading, its visibility in a crowded resource market and the float of shares available for trading. It is also influenced by the market sentiment toward companies in its sector and the market price(s) for its products. Resource markets tend to be cyclical in nature, and the depth of negative sentiment is unpredictable. There may be little or no ability to affect these factors and/or to predict their future outlooks.
  The valuation of junior and intermediate resource companies is partially a function of their corporate responsibility in such areas as transparency, voting rights, regulatory perspectives and industry perspectives. There may be no way for investors to affect these issues, and furthermore there are no guarantees that favorable ratings will be obtained in the future.

We may effectuate short sales of securities that subject us to unlimited loss potential.

We may enter into transactions in which it sells a security it does not own, which we refer to as a short sale, in anticipation of a decline in the market value of the security. Short sales for our account theoretically will involve unlimited loss potential since the market price of securities sold short may continue to increase.

Our investments made through Courant Capital Management LLC involve taking long and short positions in large-cap equities, which positions are speculative and could result in losses, which may be significant.

We have invested a portion of our investment portfolio with Courant Capital Management LLC (“Courant”). Courant uses a proprietary trading strategy to invest in large-cap equities. Courant employs a statistical approach to take long and short positions in these equities, investing at times at which it considers the equity to be over-sold or over-bought in the short-term. However, Courant’s investment strategy is subject to market volatility, and there can be no assurance that this strategy will achieve expected gains. We may incur losses in the current or future periods as a result of Courant’s investment strategies, including significant losses, which could materially and adversely affect our liquidity, financial condition and results of operations.

The extent of our exposure to this risk is limited by the size of our investment in the Courant fund. We do not finance our investments in Courant with debt in order to apply financial leverage. We have daily visibility into the accounts in which Courant’s portfolio investments are held and can monitor Courant’s performance on a daily basis. Our portfolio managed by Courant is diversified among large-cap equities, and we can liquidate our entire position in the Courant portfolio into cash at any time within a three-day settlement period. However, there can be no assurances that these risk management strategies will be effective or that our investments made through Courant will not negatively impact our future liquidity, financial position and results of operations.

We may buy and sell derivatives which may increase the risk of our investment portfolio.

We may buy and sell derivative instruments, or derivatives, including futures, options, swaps, structured securities and other instruments and contracts that derive their value from one or more underlying securities, financial benchmarks, currencies, commodities or indices. Before doing so, we expect that we would make a determination as to whether we were required to register as a commodity pool operator or if we qualified for an exemption from the registration requirements. To the extent that we engage in derivatives trading in the future, there are a number of risks associated therewith. Because many derivatives are leveraged, and thus provide significantly more market exposure than the money paid or deposited when the transaction is entered into, a relatively small adverse market movement may result in the loss of a substantial portion of or the entire investment, and may potentially expose us to a loss exceeding the original amount invested. Derivatives may also expose us to liquidity and counterparty risk. There may not be a liquid market within which to close or dispose of outstanding derivatives contracts. In the event of the counterparty’s default, we would generally only rank as an unsecured creditor and risk the loss of all or a portion of the amounts we were contractually entitled to receive.

Our representatives’ service on boards and committees may place trading restrictions on our investments and may subject us to indemnification liability.

We may from time to time place representatives or representatives of our affiliates on creditors’ committees and/or boards of certain companies in which we have invested. While such representation may enable us to enhance the sale value of our investments, it may also place trading restrictions on our investments and may subject us to indemnification liability.

Risks Relating to the Company

We have no history of operating results.

We have limited operations in the reinsurance business to date and no financial results on which potential investors may base their investment decision or compare our results with other investment opportunities. Because we are in the initial stage of development, we face substantial business and financial risks and may suffer significant losses. We must successfully develop business relationships, establish operating procedures, hire staff, install management information and other systems and complete other tasks necessary to conduct our intended business activities. We are attempting to successfully develop and maintain business relationships, establish operating procedures, and complete other tasks appropriate for the conduct of our intended business activities. In particular, our ability to implement successfully our strategy depends on, among other things:

•	our ability to establish relationships with insurance brokers and reinsurance intermediaries to develop premiums;
•	our ability to secure our insurance or reinsurance obligations; and
•	our ability to manage our investments.

It is possible that we will not be successful in implementing our business strategy or accomplishing these necessary tasks.

Additionally, because our business model and investment strategies differ from those of other insurers and reinsurers, investors may not be able to compare our business or prospects to those of other property and casualty reinsurers because, among other things:

  RRL intends to focus on reinsurance contracts that have average or above frequency and low severity claims where risks are generally more predictable than compared to reinsurance contracts where claims are expected to be less frequent but more severe (i.e., catastrophic risks). Profit or loss of reinsurers who assume more predictable risks is generally less volatile and less profitable than the profit or loss of reinsurers who assume catastrophic risks. Our underwriting profit may therefore not be as profitable compared to reinsurers who assume catastrophic risks, and conversely, our underwriting losses may not be as large as reinsurers who assume catastrophic risks.
  RRL intends to focus on reinsurance contracts that have longer periods for loss development (i.e., run-off) where premiums collected on the contracts may be held, and invested, for longer periods than reinsurance contracts where claims are expected to develop and be paid more quickly. Our investment income may therefore be higher compared to the investment income of reinsurers with contracts that have shorter loss development periods.
  RRL intends to maintain a high capital ratio to support claim liabilities and may therefore enter into fewer reinsurance contracts than other reinsurers who may maintain a lower level of capital to support claim liabilities. As such, our underwriting profit or loss may be less than the underwriting profit or loss compared to reinsurers who maintain a lower level of capital to support claim liabilities. Conversely, our investment income may be higher compared to reinsurers who maintain a lower level of capital to support claim liabilities.
  RRL intends to rely significantly on third-party contractors to whom we will pay commissions and incentives to evaluate and secure reinsurance contracts. Our underwriting costs may therefore be higher, and our underwriting profit lower, compared to reinsurers who do not rely on third-party contractors to evaluate and secure reinsurance contracts.
  In addition to the availability of RRL’s assets to settle claims, RRL expects to further support a substantial amount of its insurance risks with letters of credit (“LOCs”). We will incur costs to maintain LOCs. Other established reinsurers may not enhance their claims-paying ability with LOCs. Our underwriting costs may therefore be higher compared to reinsurers who do not support their claims-paying ability with LOCs.
  Depending on the amount and types of business made available to RRL, RRL does not initially expect to have an aged block of diversified insurance risks, either by line of business, geographic area, producer, etc. Most traditional reinsurers would have such diversity embedded in to their overall book of business and, accordingly, may not be exposed to single events and one-time loss occurrences.
  RRL does not have a history of operations, and that absence of an operating history may affect our ability to execute our strategies and operating philosophies.

We cannot assure investors that there will be sufficient demand for the insurance and reinsurance products we plan to write to support our planned level of operations, or that we will succeed in implementing our business strategy

Our operational structure is currently being developed and implemented.

We are in the process of developing and implementing our operational structure and enterprise risk management framework, including exposure management, financial reporting, information technology and internal controls, with which we will conduct our business activities. There can be no assurance that the development of our operational structure or the implementation of our enterprise risk management framework will proceed smoothly or on our projected timetable.

Forward-looking statements may prove inaccurate.

The analysis of our business contains forward-looking statements, which include information concerning our possible future results, as well as other expressions of belief, expectation or anticipation. The forward-looking statements included in our analysis are based on a limited history and current expectations and are subject to uncertainty including the risk that the assumptions on which they are based prove to be inaccurate. Shareholders are cautioned that many factors could affect the our future results and, as a result, contribute to our actual results being materially different from those results expressed in, or implied by, the forward-looking statements contained herein. Because we are a newly formed company, most of the statements relating to us and our business, including statements relating to our competitive strengths and business strategies, are forward-looking statements.

Because we do not have an operating history as a reinsurance company, our historical and pro forma financial information may not be indicative of our future results.

The historical and pro forma financial information we have included in this registration statement has been derived from the historical financial information of Till, AMB, SPD, GPY and Omega and may not reflect what our results of operations, financial position and cash flows would have been had the Reorganization and Omega Acquisition been consummated during the periods presented or be indicative of what our results of operations, financial position, and cash flows may be as a reinsurance company in the future. Assumptions and adjustments have been made regarding the Company after giving effect to the Reorganization and Omega Acquisition, and these assumptions and adjustments may not prove to be accurate. Our actual financial condition and results of operations following the completion of the Reorganization and Omega Acquisition may not be consistent with, or evident from, the pro forma financial information.

Our historical and pro forma financial information reflect AMB, SPD and GPY’s operations as mineral resource exploration companies and Omega’s operations as an insurance business, but do not reflect our operations as a reinsurance business. Until April 17, 2014, AMB was a mineral resource exploration company. After April 17, 2014, we began to transition to a reinsurance business. Our historical and pro forma financial information does not reflect changes that we expect to experience and are currently experiencing as a result of our transition to a reinsurance company, including changes in our cost structure, financing, personnel needs, tax structure, business operations and management. We have no history of operating as a reinsurance company. Our lack of an operating history as a reinsurance business will make it difficult for investors to assess our ability to operate profitably as a reinsurance business.

There are limitations for financial projections, especially for a new company.

We have no operating history in the reinsurance business. We only recently commenced our reinsurance business and have no history of operations. There can be no assurance that policyholders or cedants will transact with us. Moreover, insurance and reinsurance risks we assume and expenses may leave us exposed to liabilities in excess of premiums and investment income, resulting in a demand on our capital base, and there can be no assurance that losses exceeding our total resources will not occur.

RRL is unrated and the markets rely heavily on ratings so RRL may not be able to generate premiums.

Third party rating agencies assess and rate the claims paying ability of insurers and reinsurers based on criteria established by such rating agencies. The claims paying ability ratings assigned by rating agencies to insurance and reinsurance companies represent independent opinions of financial strength and ability to meet policyholder obligations, and are not directed toward the protection of investors. Insured parties and brokers/intermediaries use these ratings as one measure by which to assess the financial strength and quality of insurers and reinsurers. These ratings are often a key factor in the decision by an insured or a broker/intermediary of whether to place business with a particular insurance or reinsurance provider. RRL hopes to secure an “A-(Excellent)” or better rating from A.M. Best, a company which provides credit ratings services for the insurance industry, and apply for a rating as soon as practicable. However, there is no guarantee that such a rating, or a comparable rating from any rating agency, will be obtained, or that if any such rating is obtained, that it will be maintained. Other than A.M. Best, the rating agencies may not rate RRL for some time because RRL lacks an operating history. Although we believe our strong financial position will be sufficient to attract a sufficient volume of business, there can be no assurance that the lack of a rating will not adversely affect the volume and quality of business available to RRL.

We expect to rely on Multi-Strat Re Ltd., brokers, and other reinsurance intermediaries, which may be unwilling or unable to produce business for us.

We expect to rely primarily on Multi-Strat Re Ltd. (“Multi-Strat Re”) for the business we will receive. We expect that a large portion of our business will come from a limited number of intermediaries. We have entered into agreements with Multi-Strat Re pursuant to which we have written limited amounts of reinsurance business through the Multi-Strat Re platform. Multi-Strat Re is licensed as a Class 3A insurer under the Insurance Act but has a limited history of operations. We understand that Multi-Strat Re is the process of sourcing insurance business and is in regular contact with the BMA about the status of such business. It is possible that the BMA will not approve certain insurance business proposed by Multi-Strat Re, in which case Multi-Strat Re will not be able to write such insurance business, and we will not be able to source such insurance business through the Multi-Strat Re platform. Loss of the Multi-Strat Re business could adversely affect our results.

We may not be able to locate, bind, or profitably underwrite insurance and reinsurance underwriting risks.

Our successful operations rely on our ability to find, select, monitor and control the reinsurance risks we are assuming. To the extent that the developing nature of this market, together with the volatility of both spreads in capital markets and of low treasury returns, cause such risks to be more volatile than projected or less profitable, poor implementation or selection of underwriting criteria could result in material deterioration in earnings or shareholder’s equity in future periods.

The concentration of our insurance and reinsurance clients could adversely affect us.

Due to the limited number of potential insurance and reinsurance clients, we expect that a few of these potential clients will account for a high percentage of our revenues for the foreseeable future. If we fail to attract or retain business from one or more of these potential clients, we would be adversely affected. Also, the loss of a significant client in the future could adversely affect us.

If interest rates increase significantly, they could hurt us.

If interest rates move upward significantly, we could be adversely affected in two ways. First, competitors could become more aggressive in their pricing, making up for any increase in underwriting losses with higher investment gains. Second, cedants could insist on higher claims limits to compensate for the opportunity cost of investing the funds that they are using to pay the premiums to RRL.

If our loss reserves are inadequate, we could suffer additional reductions in earnings.

We will establish loss reserves to cover the payment of all losses incurred with respect to the business it writes. Reserves are estimates involving actuarial and statistical projections at a given time to quantify our expectation of ultimate settlement and administration of claims costs and the timing thereof. The establishment of an appropriate level of reserves is an inherently uncertain process. Moreover, the estimation of reserves for new insurers, such as us, is inherently less reliable than the reserve estimations for an insurer with a longer operating history because such newer companies do not yet have an established loss history. Actual losses and loss adjustment expenses we incur may deviate, perhaps substantially, from initial estimates. If our reserves in respect of business written should be inadequate, we may be required to increase reserves, causing a corresponding reduction in our net income in the period in which the deficiency is identified. There can be no assurance that losses will not exceed our reserves and have a material adverse effect on our financial condition or results of operations in a particular period. If actual claims exceed our loss reserves, our financial results could be significantly adversely affected.

Fixed overheads could adversely affect our expense ratio.

Our overhead will not necessarily vary in proportion to the volume and profitability of the business we write, which is expected to fluctuate. As a result, our expense ratio may become disproportionately high during periods in which we write a lower volume of business.

We are dependent on outsourcing and any inability to do so or failure by an outsourcer could adversely affect us.

Until dedicated management is retained, our success will largely be dependent on the efforts of our service providers, particularly with respect to obtaining premiums, insurance underwriting, and/or raising capital. Should we fail to obtain premiums, we would likely be deemed to be a passive foreign investment company for U.S. federal tax purposes, which would cause significant negative tax consequences to U.S. investors. If we fail to meet expectations in underwriting, we could suffer financially.

We may not be able to recruit the quality or quantity of full-time management necessary to make us successful.

While outsourcing makes sense when we are our current size, our expansion plans may require us to recruit full-time management.

If we are unable to do so, we could fail to grow, and our results of operations could be adversely affected.

We are reliant on key employees.

Various aspects of our business will depend on the services and skills of key personnel, including our Chief Executive Officer, Chief Investment Officer and Chief Financial Officer. We may enter into employment contracts and take other steps to encourage the retention of certain management personnel, and to identify and retain additional personnel, but there can be no assurance that we will be able to attract and retain key personnel. We currently have employment contracts with our Chief Executive Officer and Chief Financial Officer.

There are limitations in using predictive models.

We will utilize predictive models to underwrite our insurance and reinsurance business and manage our reserves successfully. Any substantial or repeated failures in the accuracy or reliability of such models could have a material adverse effect on our business, financial condition and results of operation.

We may be unable to retrocede risk and might suffer severe losses as a result.

We may seek to limit our risk by purchasing retrocessional protection for our business. At the outset, however, we believe that access to retrocession will be limited. There can be no assurance that retrocession will be available to us in the future. If retrocession is available, there can be no assurance that it will be on terms we deem to be appropriate or acceptable or from entities with satisfactory creditworthiness. We have not arranged for any retrocession to date.

We may be unsuccessful in making acquisitions or strategic investments.

We may pursue growth through acquisitions and/or strategic investments in new businesses, including Omega. The negotiation of potential acquisitions or strategic investments as well as the integration of an acquired business or new personnel could result in a substantial diversion of management resources. Acquisitions could involve numerous additional risks such as potential losses from unanticipated litigation or levels of claims and inability to generate sufficient revenue to offset acquisition costs. Our ability to manage our growth through acquisitions or strategic investments will depend, in part, on our success in addressing these risks. Any failure by us to effectively implement our acquisitions or strategic investment strategies could have a material adverse effect on our business, financial condition or results of operations.

Our financial results are likely to be very volatile, which could diminish valuations of our shares.

Insurance and reinsurance risks and investing in natural resource companies can be volatile. We expect to mitigate insurance and reinsurance volatilities by adhering to strict underwriting guidelines restricting the volatility of risks being assumed and/or through further retrocessions pursuant to which we will cede our own risks to other assuming companies.

Furthermore, our investment results could also be volatile. Investors must be prepared for the possibility of losing their entire investment.

We may require additional capital, which may be unavailable when we need it.

Our future capital requirements depend on many factors, including our ability to establish reserves at levels sufficient to cover losses. We may need to raise additional funds through financings or curtail our growth and reduce our assets. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. In the case of equity financings, dilution to our shareholders could result. In addition, one or more investors may fail to purchase the full amount of shares such investor committed to purchase under its subscription agreement. If we cannot obtain adequate capital, our business, results of operations and financial condition could be adversely affected. We may require additional capital in the future, which may not be available or may only be available on unfavorable terms.

U.S. persons who own our shares may have more difficulty in protecting their interests than U.S. persons who are shareholders of a U.S. corporation.

Our bye-laws call for all shareholder suits to be adjudicated in Bermuda and all shareholders agree to this as a condition of purchasing shares. Bermuda does not permit its attorneys to act on behalf of clients on a contingency fee basis, so any shareholder or combination of shareholders must pay legal fees to press any grievance against us or our directors in a Bermuda court of law. Furthermore, Bermuda’s legal system requires the non-prevailing party to pay legal fees of the prevailing party.

The rights of shareholders under Bermuda law are also not as extensive as the rights of shareholders under legislation or judicial precedent in many Canadian or United States jurisdictions. For example, class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which does permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of (i) is alleged to be beyond the corporate power of the company; (ii) is illegal; or (iii) would result in the violation of the company’s Memorandum of Association or Bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of the company’s shareholders than actually approved it. The winning party in such an action would generally be able to recover a portion of attorneys’ fees incurred in connection with such action. Our bye-laws provide that shareholders waive all claims or rights of action that they might have, individually or in the right of the Company, against any director or officer for any act or failure to act in the performance of such director’s or officer’s duties, except with respect to any fraud or dishonesty of such director or officer.

We are subject to the jurisdiction of Bermuda work eligibility laws which may limit our ability to employ key employees.

We may also be affected by Bermuda laws requiring work permits for certain employees. Under Bermuda law, non-Bermudians (other than spouses of Bermudians) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Our success may depend in part upon the continued services of key employees and contractors in Bermuda. A work permit may be granted or renewed upon showing that, after proper public advertisement, no Bermudian (or spouse of a Bermudian or a holder of a permanent resident’s certificate or holder of a working resident’s certificate) is available who meets the minimum standards reasonably required by the employer. The Bermuda government’s policy no longer places a term limit on individuals with work permits. A work permit is issued with an expiry date (up to five years) and no assurances can be given that any work permit will be issued or, if issued, renewed upon the expiration of the relevant term. If work permits are not obtained, or are not renewed, for our principal employees and contractors, we would lose their services, which could materially affect our business.

There could be changes of law in Bermuda that could adversely affect us.

Because we are organized in Bermuda, we will be subject to changes of law or regulation in such jurisdiction that may have an adverse impact on our operations overall, including imposition of tax liability or increased regulatory supervision. In addition, we will be exposed to changes in the political environment in Bermuda.

Failure to complete our acquisition of Omega Insurance Holdings Inc. could negatively affect our share price, future business and financial results.

On October 10, 2014, we entered into a share purchase agreement with the shareholders of Omega, pursuant to which we propose to acquire all of the issued and outstanding shares of Omega (the “Omega Acquisition”). Completion of the Omega Acquisition is not assured and is subject to risks, including the risk that our acquisition may not be approved by the Canadian regulatory authority OSFI. If the Omega Acquisition is not consummated, our share price, ongoing business and financial results may be adversely affected as a result of, among other things, the diversion of management attention away from our reinsurance business and assumptions by the market that the Omega Acquisition will be consummated.

We may incur significant transaction and acquisition-related integration costs in connection with an acquisition of Omega.

We have entered into a share purchase agreement for the Omega Acquisition. Although we anticipate realizing significant benefits from an Omega Acquisition, we will incur costs to consummate the acquisition and to integrate Omega’s operations with our operations. At this time, we cannot identify the timing, nature and amount of all such costs. The acquisition-related costs could materially adversely affect our results of operations in the period in which such costs are recorded or our cash flow in the period in which any related costs are actually paid.

We may experience difficulties in integrating the Omega businesses, which could cause us to fail to realize many of the anticipated benefits of the Omega Acquisition.

We entered into a share purchase agreement with the shareholders of Omega with the expectation that the Omega Acquisition will result in various benefits, including, among other things, capacity to support future reinsurance operations, a revenue stream from outsourcing services provided to foreign insurance carriers in Canada, and insurance management expertise. Achieving these benefits will depend in part on our ability to manage Omega following the transaction. The difficulties of achieving these benefits will potentially include, among other things, addressing differences in management philosophies and the distraction of our management’s attention from our day-to-day business. An inability to realize the full extent of the anticipated benefits of the Omega Acquisition could have an adverse effect on our revenues and operating results, which may affect our share price.

Our acquisition of Omega may expose us to unknown liabilities.

If the Omega Acquisition is consummated, we will generally be subject to all liabilities of Omega. If there are unknown liabilities or other obligations, including contingent liabilities, our business could be materially affected. Omega is an insurance business which includes insurance run-off, portfolio transfers, and fronting arrangements. These lines of business are new to us and may pose unknown risks, including, but not limited to:

•	Liquidity risk: Omega may not have a sufficient amount of reserves needed to meet future claims;

•	Credit risk: Omega has contracts in place with other brokers that assume these brokers will be able to make timely payments to Omega, which may not be the case;

•	Market risk: Omega has a narrow area of business compared to larger insurance companies and may be more susceptible to market changes;

•	Business risk: Omega has a smaller portfolio of policies that it has assumed, as such, an adverse outcome in any one line of business could have proportionally large impact on the business; and

•	Operational risk: Omega is run by a small team and the loss of one of the key personnel could have a significant impact on its ability to create new business moving forward.

Risks Relating to our Shares.

Our shares have limited voting rights.

No holder or combination of holders who attribute beneficial ownership to one another may hold more than 9.9% of the voting power of the Company, regardless of whether they hold substantially more than 9.9% of the votes attaching to our issued and outstanding shares. However, if any one person (within the meaning of the United States Internal Revenue Code of 1986, as amended) owns in excess of 50% of our shares, then the restriction on voting power will cease to apply. While this structure is in place to avoid inadvertent taxation of U.S. shareholders under the controlled foreign corporation U.S. taxation rules, it also limits the abilities of shareholders to combine to enforce changes in our practices.

There are restrictions on dividends.

We are a holding company and therefore cannot conduct a reinsurance or insurance business on our own. We will initially have no significant operations or assets other than our ownership of shares of RRL. Dividends and other permitted payments from RRL are expected to be our primary source of funds to pay expenses and dividends, if any. Although we may declare dividends to our shareholders, it is uncertain when, if ever, such dividends will be declared, and the Class 3A insurance license of RRL also prohibits RRL from declaring and/or paying any dividends and/or making any capital contributions to RRL’s parent, shareholders or affiliates without the obtaining prior written approval of the BMA. During the early years of operations, we expect that RRL will retain virtually all profit (if any), other than that necessary to pay our expenses, to provide capacity to write reinsurance and to accumulate reserves and surplus for the payment of claims. In addition, the payment of dividends by RRL to Till is limited under Bermuda law and regulations, and may be limited by the terms of RRL’s agreements with its cedants.

Warrants and options will dilute shareholders.

We have issued warrants and will issue further warrants and options to our officers, directors and certain business partners. Our shareholders will experience dilution upon the exercise of the warrants, with the scope of such dilution dependent on the number of fully diluted shares of the Company outstanding as of such time.

We have adopted a stock option plan, and as options are granted and exercised thereunder, our shareholders will experience dilution upon the exercise of such options, with the scope of such dilution dependent on the number of fully diluted shares outstanding as of such time. In addition, although the size of the option pool will be determined by our senior management and approved by our Board, no assurance can be given that the size of the option pool will be adequate to retain and properly incentivize our management. As a result, additional options or other equity awards may be granted in the future, resulting in additional dilution to our shareholders.

Risks Relating to Conflicts of Interest

Our directors and officers may be conflicted to our detriment.

One of our directors is a principal of Multi-Strat Holdings Ltd. (“Multi-Strat Holdings” or “MSH”) and Multi-Strat Re, and one of our directors is a director of Omega, which may give rise to conflicts of interest. In connection with executing their duties as our directors and officers, such directors and officers have agreed to abide by certain requirements, including notifying our other board members of any conflicts of interest relating to any matter to be determined by our board. Under these requirements, a conflict of interest arises with respect to a director or officer in respect of any determination if the outcome of such determination will affect his or her personal remuneration by more than a de minimis amount, other than as a result of appreciation of share options or as the result of other incentive awards previously granted by us, but does not arise simply due to a preference for a particular service provider or counterparty to us, regardless of any affiliation with such party, whether resulting from greater familiarity with such parties or their businesses, existing good relationships with such parties or other reasons.

Risks Relating to Taxation

U.S. holders who hold our shares may be subject to adverse U.S. tax consequences if we are considered to be a passive foreign investment company for U.S. federal income tax purposes.

If we are considered to be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, a U.S. Holder (as defined below) who owns any of our shares may be subject to adverse U.S. federal income tax consequences, including a greater tax liability than might otherwise apply and an interest charge on certain taxes that are deferred by virtue of our non-U.S. status. In general, either we would be a PFIC for a tax year if: (i) 75% or more of our income constitutes “passive income” or (ii) 50% or more of our assets (by value) produce or were held to produce “passive income,” based on the quarterly average of the fair market value of such assets. Passive income generally includes interest, dividends and other investment income but does not include income derived in the active conduct of an insurance business by a corporation predominantly engaged in an insurance business. This exception for insurance companies is intended to ensure that a bona fide insurance company’s income is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. However, there is very little authority as to what constitutes the active conduct of an insurance business for purposes of the PFIC rules. The IRS has notified taxpayers in IRS Notice 2003-34 that it intends to scrutinize the activities of certain insurance companies located outside of the United States, including reinsurance companies that invest a significant portion of their assets in alternative investment strategies, to determine whether such companies qualify for the active insurance company exception in the PFIC rules.

We did not actively engage in an insurance business in our tax year ended December 31, 2014 and we believe that we were classified as a PFIC for such tax year. Whether we are classified as a PFIC in our current tax year ending December 31, 2015 or subsequent tax years will depend, in part, on whether we are actively engaged in insurance activities that involve sufficient transfer of risk and whether our financial reserves are consistent with industry standards and are not in excess of the reasonable needs of our insurance business during such years. Accordingly, we cannot assure you that we will not be a PFIC in our current tax year or future tax years or that the IRS will agree with any determination by us that we are not a PFIC. Prospective investors are urged to consult their own tax advisors to assess their tolerance of this risk.

If a U.S. Holder holds our shares during any tax year in which we are treated as a PFIC, such shares will generally be treated as stock in a PFIC for all subsequent years. The consequences of us being treated as a PFIC and certain elections designed to mitigate such consequences, including a “Protective QEF Election,” are discussed in more detail under the heading “Certain United States Federal Income Tax Considerations”. If you are a United States person, we advise you to consult your own tax advisor concerning the potential tax consequences to you under the PFIC rules and to assess your tolerance of this risk.

We may become subject to taxes in Bermuda after March 31, 2035, which may have a material adverse effect on our financial condition and operating results and on an investment in our shares.

The Bermuda Minister of Finance, under The Exempted Undertakings Tax Protection Act 1966 of Bermuda, has assured us that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to us or to any of our operations or shares, debentures or other obligations until after March 31, 2035.

We may be subject to U.S. federal income tax, which would have an adverse effect on our financial condition and results of operations and on an investment in our shares.

If either the Company or RRL were considered to be engaged in a trade or business in the United States, we could be subject to U.S. federal income and additional branch profits taxes on the portion of our earnings that are effectively connected to such U.S. business or in the case of RRL, if it is entitled to benefits under the United States income tax treaty with Bermuda and if it were considered engaged in a trade or business in the United States through a permanent establishment, RRL could be subject to U.S. federal income tax on the portion of its earnings that are attributable to its permanent establishment in the United States, in which case its results of operations could be materially adversely affected. The Company and RRL are Bermuda companies. We intend to manage our business so that each of these companies should operate in such a manner that neither of these companies should be treated as engaged in a U.S. trade or business and, thus, should not be subject to U.S. federal taxation (other than the U.S. federal excise tax on insurance and reinsurance premium income attributable to insuring or reinsuring U.S. risks and U.S. federal withholding tax on certain U.S. source investment income). However, there can be no assurance that the IRS will not contend that the Company or RRL are engaged in a trade or business in the United States. If the Company or RRL were so engaged, it would be subject to U.S. income tax at regular corporate rates on its taxable income that is effectively connected with the conduct of such trade or business as well as a 30% branch profits tax in certain circumstances.

Certain gain on investments we make may be subject to U.S. federal income tax under FIRPTA.

Under the Foreign Investment in Real Property Tax Act (“FIRPTA”), gain or loss of a foreign corporation on the disposition of a “United States real property interest” is treated as if it were effectively connected with the conduct of a U.S. trade or business of such corporation. United States real property interests include interests other than as a creditor in a “United States real property holding corporation” (“USRPHC”). A USRPHC is any corporation, subject to a limited exception for a corporation whose stock is regularly traded on an established securities market, if the fair market value of its United States real property interests on any applicable determination date equals or exceeds 50% of the fair market value of the sum of its United States real property interests, its interests in real property outside of the United States and any other of its assets which are used or held for use in a trade or business. We intend to retain oversight over our investments and may impose guidelines from time to time designed to provide for an overall earnings or risk profile for us. Although nonexistent at present, such guidelines may limit the extent to which we may invest in USRPHCs and/or other United States real property interests. After the completion of the Arrangement, we will, directly or indirectly, hold interests in USRPHCs and United States real property interests.

Potential Additional Application of the Federal Insurance Excise Tax.

The IRS has formally announced its position that the U.S. federal insurance excise tax (the “FET”) is applicable (at a 1% rate on premiums) to all reinsurance cessions or retrocessions of risks by non-U.S. insurers or reinsurers to non-U.S. reinsurers where the underlying risks are either (i) risks of a U.S. entity or individual located wholly or partly within the United States or (ii) risks of a non-U.S. entity or individual engaged in a trade or business in the United States which are located within the United States (“U.S. Situs Risks”), even if the FET has been paid on prior cessions of the same risks. The legal and jurisdictional basis for, and the method of enforcement of, the IRS’s position is unclear. RRL has determined that the FET should likely be applicable with respect to risks ceded to it by, or by it to, a non-U.S. insurance company. If the FET is applicable, it should apply at a 1% rate on premiums for all U.S. Situs Risks ceded to RRL by a non-U.S. insurance company, or by RRL to a non-U.S. insurance company, even though the FET also applies at a 1% rate on premiums ceded to RRL with respect to such risks.

Changes in U.S. federal income tax law could materially adversely affect an investment in our shares.

In the past, legislation has been introduced in the U.S. Congress (but not enacted) intended to eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the United States but have certain U.S. connections. It is possible that legislation could be introduced and enacted by the current Congress or future Congresses that could have an adverse effect on us or our shareholders. For example, one budget proposal would reduce or eliminate the tax deduction for reinsurance premiums paid by a U.S. insurer or reinsurer to an affiliate in a lower tax jurisdiction, such as Bermuda. Another proposal would treat foreign corporations as U.S. corporations for tax purposes if management and control occur primarily in the United States. Any such change in U.S. tax law could have a material adverse effect on us. The IRS may issue new regulations or pronouncements interpreting or clarifying rules applicable to us. We are not able to predict if, when or in what form such legislation or guidance will be enacted or provided and whether such legislation or guidance will have a retroactive effect.

We may become subject to Canadian federal income tax, which would have an adverse effect on our financial condition and results of operations and on an investment in shares.

We could become subject to Canadian federal income tax on our world-wide income or the world-wide income of RRL from all sources if either or both were considered under Canadian law to be resident in Canada. Since both companies are incorporated in Bermuda, whether either of us would be considered to be resident in Canada under Canadian law will generally depend on whether central management and control is exercised in Canada. We intend to manage our affairs such that neither our, nor RRL’s, central management and control should be considered to be exercised in Canada. However, there can be no assurance that we will actually do so, or that the Canada Revenue Agency or a Canadian court would not take a contrary view and consider either or both companies to be resident in Canada under Canadian law. In that case, we, RRL or both of us, as applicable, would be subject to combined Canadian federal and provincial corporate tax on our or their world-wide income at rates of approximately 25-30%, depending on applicable provincial tax rates, if any. In addition, dividends we pay to a non-resident shareholder would be subject to Canadian withholding tax of 25%, unless a lower rate was available under an applicable income tax treaty.

We, RRL or both of us could, even if neither is resident in Canada, be subject to Canadian federal income tax to the extent that we or they derive income from a business carried on in Canada as determined under Canadian law. Whether a non-resident of Canada is considered to carry on business in Canada is generally a question of fact to be determined based on all relevant circumstances. We intend to manage our affairs such that neither company should be considered to carry on business in Canada. However, there can be no assurance that we will actually do so, or that the Canada Revenue Agency or a Canadian court would not take a contrary view and consider either or both companies to derive income from a business carried on in Canada. If this were to happen, we, RRL or both of us, as applicable, would be subject to combined Canadian federal and provincial tax on its or their income from carrying on business in Canada at combined rates of approximately 25-30%, depending on applicable provincial rates, if any. In addition, such income could be subject to an additional 25% branch tax in certain circumstances.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Till Capital Ltd. was incorporated under the laws of Bermuda on August 20, 2012 under the name Resource Holdings Ltd. On March 19, 2014, we changed our name to Till Capital Ltd. in accordance with our bye-laws and section 10 of the Bermuda Companies Act 1981, as amended (the “Companies Act”). Till Capital Ltd. is an exempted holding company with its principal place of business at Continental Building, 25 Church Street, Hamilton HM12, Bermuda and a telephone number of (208) 635-5415. Our registered office is Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda, and our registered agent at that address is Compass Administration Services, Ltd.

On April 17, 2014, we were acquired by AMB in a reverse takeover by way of plan of arrangement under the BCBCA (see further discussion of “The Arrangement” below). Prior to the reverse takeover, we were a startup reinsurance company and AMB was a development stage exploration company with significant liquid assets as well as interests in mineral and royalty properties. AMB orchestrated the plan of arrangement in April 2014, including the reverse takeover, to transition its business model to the reinsurance industry, increase its liquid investment portfolio and adopt a low-cost business structure while continuing to hold equity interests in select mineral exploration companies. The plan of arrangement included the sale of assets to, as well as additional equity investments in Silver Predator Corp. (TSX:SPD) (“SPD”), and Golden Predator Mining Corp. (TSX:GPY) (“GPY”) (formerly known as Northern Tiger Resources Inc. (TSXV:NTR)). Additionally, the Company purchased the cash and marketable securities portfolio of Kudu. After completion of the plan of arrangement, the Company became a startup reinsurance company with a portfolio of marketable securities and equity investments including controlling interests in SPD and GPY, as well as a portfolio of mineral and royalty properties in North America. The Company’s shares commenced trading as Till Capital Ltd. (symbol TIL) on the TSX Venture Exchange upon completion of the arrangement.

The Arrangement

In December 2013, the AMB board decided to enter the reinsurance market by completing the Arrangement and a reorganization plan (the “Reorganization”). The following chart summarizes the ownership and organizational structure of the entities immediately prior to the Reorganization:

The Reorganization saw AMB: (i) sell the majority of its mining assets to two junior resource companies, Northern Tiger Resources Inc., which was subsequently renamed Golden Predator Mining Corp. (“GPY”), a public company which was unaffiliated with AMB, and Silver Predator Corp. (“SPD”), an affiliate of AMB and a public company; (ii) provide equity funding to GPY and SPD; (iii) enter into the reinsurance business by purchasing the Company; and (iv) obtain additional financing by purchasing an investment portfolio from Kudu.

In the Reorganization, Golden Predator US Holding Corp., a wholly-owned subsidiary of AMB (“GPUS”), sold all of the issued and outstanding shares of Springer Mining Company (“Springer”) and Nevada Royalty Corp. (“NRC”) to SPD pursuant to the terms of a share purchase agreement (the “SPD Share Purchase Agreement”). Under the SPD Share Purchase Agreement, the purchase price for the Springer and NRC shares was satisfied by issuing SPD shares valued at US$500,000 and a convertible promissory note in the principal amount of US$4,500,000 bearing interest at 4% per annum and payable over a period of three years (the "SPD Note"), granting GPUS certain royalty interests in all SPD properties and directing NRC and Springer to grant GPUS certain royalty interests in all NRC and Springer properties (the "SPD Consideration"). SPD has the right to elect to pay the amounts due under the SPD Note, including interest, either in cash or by issuance of SPD Shares. A copy of the SPD Share Purchase Agreement is attached hereto as Exhibit 4.12.

Pursuant to the terms of a share purchase agreement between AMB and Multi-Strat Holdings (the “RH Share Purchase Agreement”), AMB acquired all of the issued and outstanding shares of RH for an aggregate purchase price of approximately $1,300,000. Following that acquisition and completion of the Arrangement, AMB contributed certain assets to RH’s wholly-owned subsidiary, Resource Re Ltd. In exchange for this transfer of assets, RH assumed AMB’s liabilities in respect of certain employment contracts, leases and other liabilities. A copy of the RH Share Purchase Agreement is attached hereto as Exhibit 4.13.

Under the Arrangement, AMB shareholders received the number of the Company’s shares equal to the number of AMB shares held by such AMB shareholder multiplied by the exchange ratio of 0.01 (the “Exchange Ratio”). No fractional shares were issued. The shares were issued in reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and in reliance on similar exemptions from registration or qualification under any applicable Securities Laws of any state of the United States.

Under the Arrangement, each option certificate representing AMB options outstanding immediately prior to the effective time of the Arrangement (the “Effective Time”) was deemed to represent options of the Company (“Till Options”) granted in exchange for such AMB options upon completion of the Arrangement. Each Till Option entitles the holder thereof to purchase from us the number of our shares equal to the Exchange Ratio multiplied by the number of AMB shares subject to such AMB option immediately prior to the Effective Time at an exercise price per share equal to the exercise price per AMB share subject to such AMB option immediately prior to the Effective Time divided by the Exchange Ratio. All other terms and conditions of the Till Options, including the term of expiry, conditions to and manner of exercise, are the same as the AMB options of which such Till Option was exchanged. The total number of our shares subject to a holder’s total number of Till Options was rounded down to the nearest whole number of shares subject to such Till Options.

Under the Arrangement, each AMB Warrant outstanding immediately prior to the Effective Time was deemed to be exchanged for warrants of the Company (“Till Warrants”) upon completion of the Arrangement. Each Till Warrant entitles the holder thereof to purchase from us the number of our shares equal to the Exchange Ratio multiplied by the number of AMB shares subject to such AMB Warrant immediately prior to the Effective Time at an exercise price per share equal to the exercise price per AMB share subject to such AMB warrant immediately prior to the Effective Time divided by the Exchange Ratio. All other terms and conditions of the Till Warrants, including the term of expiry, conditions to and manner of exercise, are the same as the AMB warrant of which such Till Warrant was exchanged. The total number of shares subject to a holder’s total number of RH Warrants was rounded down to the nearest whole number of shares subject to such RH Warrants.

In addition to the AMB Warrants discussed above, RH entered into a business agreement with Multi-Strat Holdings whereby, on January 31, 2014, Multi-Strat Holdings received 5,500 warrants with an exercise price of US$10.00 and an expiration date of December 31, 2023. These warrants were cancelled by mutual agreement between the parties and reissued on April 17, 2014 as 5,550 Till Warrants with an exercise price of US$8.60 and an expiration date of December 31, 2018. We also issued to Multi-Strat Holdings 171,000 warrants to purchase our restricted voting shares exercisable at $9.50 per restricted voting share and expiring December 31, 2019. To the extent that we invest additional capital in Resource Re Ltd., up to a maximum of approximately $66 million before the end of the third quarter of 2016, we may be obligated to issue up to another 340,000 warrants to purchase approximately 340,000 of our restricted voting shares. The warrants will be exercisable at $9.50 per restricted voting share and will expire after five years of issuance of the warrants.

Result of the Arrangement

As a result of the Arrangement, AMB Shareholders became shareholders of the Company and AMB became a wholly-owned subsidiary of the Company. The shares issued to AMB Shareholders under the Arrangement were restricted voting shares, subject to a 9.9% voting limit. A person or combination of persons may, through certain attribution rules, own more than 9.9% of our issued and outstanding shares, but the voting rights of any such shares in excess of 9.9% will be reduced such that such person, or combination of persons will be permitted to cast a maximum of 9.9% of the votes attaching to all of our issued and outstanding shares. If and for so long as any one person (within the meaning of the United States Internal Revenue Code of 1986, as amended) owns in excess of 50% of our shares, then the restriction on voting rights will cease to apply. Our shares include the 9.9% voting restriction to avoid controlled foreign corporation rules in the U.S. (“U.S. CFC Rules”) for non-U.S. insurance companies with U.S. shareholders that hold 10% or more of the total combined voting power of all classes of stock of an insurance company (“10% U.S. Shareholder”). Under the U.S. CFC Rules, if 10% U.S. Shareholders hold, in the aggregate, 25% or more of the total voting rights or value of the Company, certain adverse U.S. tax consequences will arise.

In the Arrangement, we acquired a portfolio of cash, marketable securities and illiquid securities from Kudu in exchange for 1,805,895 of our shares pursuant to an asset purchase agreement between Kudu and RH (the “Kudu APA”). A copy of the Kudu APA is attached as Exhibit 4.15 hereto. Immediately following the completion of the Arrangement, Kudu distributed all of the shares it received to its limited partners. William Lupien, the investment manager of Kudu, joined us as the Chief Investment Officer of our subsidiary, Till Management Company. Mr. Lupien has over 45 years of experience in the public financial markets. Among other positions, Mr. Lupien had also previously served as President of the California-based brokerage firm of Mitchum, Jones & Templeton, CEO and Chairman of Instinet Corporation and Chairman and CEO of OptiMark Technologies. For further information regarding Mr. Lupien, please see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Senior Management.”

Following completion of the Arrangement, which resulted in AMB becoming a wholly-owned subsidiary of the Company, the Company sold all of the issued and outstanding shares of AMB to NTR pursuant to the terms of a share purchase agreement (the “NTR Share Purchase Agreement”). In exchange, NTR paid a cash purchase price of $5,250,000, granted the Company certain royalties on properties held by NTR and directed AMB to grant the Company certain royalties on the Brewery Creek Project and other Yukon properties held by AMB. A copy of the NTR Share Purchase Agreement is attached hereto as Exhibit 4.14.

In addition, following completion of the Arrangement, the Company subscribed for additional shares of SPD having an approximate value of US$1,800,000 on a private placement basis. After this financing, we hold approximately 63% of the issued and outstanding SPD shares. A copy of the subscription agreement relating to this financing is attached hereto as Exhibit 4.16

Following the completion of the Arrangement, we are operating as a reinsurance company while controlling, directly and indirectly, substantially the same assets as AMB previously held. Following completion of the Arrangement, the following chart summarizes the ownership and organizational structure of the entities that were associated with the Arrangement:

William Sheriff 1, 3
Other TILL Shareholders
Multi-Strat Holdings Ltd. (Berm.)
3.8 %
96.2%
Till Capital Ltd. (Berm.)
100%
100%
Till Capital U.S. Holding Corp. (U.S.)
Resource Re Ltd. (Berm.)
100%
63%
54%
Golden Predator U.S. Holding Corp. (U.S.)
Silver Predator Corp. 3 (Can.)
Northern Tiger Resources Inc. 1 (Can.)
100%
100%
100%
Springer Mining Company (U.S.)
Nevada Royalty Corp. (U.S.)
Americas Bullion Royalty Corp. 2 (Can.)

1. Subsequently re-named Golden Predator Mining Corp.; William Sheriff ownership of Golden Predator Mining Corp. is 5.8%.
2. Subsequently re-named Golden Predator Explorations Ltd.
3. William Sheriff ownership of Silver Predator Corp. is 5.9%.

Acquisition of Omega Insurance Holdings Inc.

On October 10, 2014, we entered into a share purchase agreement with the shareholders of Omega, a Toronto, Ontario, Canada-based insurance provider, and Integrated Asset Management Corp., as guarantor, whereby we will acquire all of the issued and outstanding shares of Omega for an aggregate purchase price of 1.2 times book value, or approximately $15,400,000 as of June 30, 2014, plus an amount not to exceed $3,000,000 for any transactions in process at closing. Please see “—B. Business Overview—Acquisition of Omega Insurance Holdings” below for more information.

Emerging Growth Company Status

We are an “emerging growth company” as defined in Section 3(a) of the Exchange Act, as amended by the JOBS Act, and will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act; (c) the date on which we have, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a ‘large accelerated filer’, as defined in Exchange Act Rule 12b–2.

Generally, a company that registers any class of its securities under Section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal controls over financial reporting and, subject to an exemption available to companies that meet the definition of a “smaller reporting company” in Exchange Act Rule 12b-2, an auditor attestation report on management’s assessment of internal controls over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report in our annual reports filed under the Exchange Act, even if we do not qualify as a “smaller reporting company”. Because we report in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, we will not be able to take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards at this time.

B.	Business Overview

Following completion of the Arrangement, we have begun to transition our business to primarily conduct reinsurance business through RRL, our wholly-owned subsidiary. Before completion of the Arrangement, AMB was an exploration and development junior natural resource and mining company with royalty and exploration property holdings, and the Company was an exempted holding company with no operations.

Summary of Our Reinsurance Business

We primarily conduct our reinsurance business through our wholly-owned subsidiary RRL, which was incorporated in Bermuda on August 20, 2012 and licensed as a Class 3A insurance company in Bermuda by the BMA on August 28, 2013. On February 17, 2015, we announced that RRL had entered into its first reinsurance policy through Multi-Strat Re Ltd. (“Multi-Strat Re”). Initially, RRL intends to continue to operate through the Multi-Strat Re program as a global property and casualty reinsurer and intends to write medium to long-term, customized reinsurance. Our business strategy is to offer reinsurance coverage to a select group of insurance companies: captive insurers that wish to redeploy capital more productively, to profitable privately held insurers with capital constraints that limit growth or wish to redeploy capital more productively, and insurers and reinsurers that are under regulatory capital or ratings stress. RRL intends to implement a unique investment approach, ancillary to the reinsurance business, whereby a minority portion of available capital will be initially allocated to the resource sector, where there is a need for equity and capital for junior and intermediary mining companies, but will predominantly include alternative asset strategies in other sectors with high potential and liquid portfolios.

The reinsurance market is well established and very competitive with both mature and new companies participating in the marketplace. The market exhibits periodic cycle of soft and hard pricing, which we must consider in the underwriting of our reinsurance business. While our focus on high frequency, low severity reinsurance business combined with a focused asset strategy is in many ways a direct response to these market and competitive pressures, our performance will depend on our ability to address these forces over time. A more detailed discussion on the risks posed by the market and our competitors to the Company is covered in the section titled “Risk Factors” above.

Insurance and Reinsurance Business

Reinsurance is an arrangement in which a reinsurance company, the ‘‘reinsurer’’, agrees to indemnify an insurance company, the ‘‘cedant”, for all or a portion of the insurance risks underwritten by the cedant under one or more insurance policies. Reinsurance can benefit a cedant in a number of ways, including reducing exposure on individual risks, providing catastrophe protections from large or multiple losses, and assisting in maintaining acceptable capital levels as well as financial and operating leverage ratios. Reinsurance can also provide a cedant with additional underwriting capacity by permitting it to accept larger risks and underwrite a greater number of risks without a corresponding increase in its capital. Reinsurers may also purchase reinsurance, known as retrocessional reinsurance, to cover their own risks assumed from cedants. Reinsurance companies often enter into retrocessional agreements for many of the same reasons that cedants enter into reinsurance agreements.

Reinsurance is generally written on a treaty or facultative basis. Treaty reinsurance is an agreement whereby the reinsurer assumes a specified portion or category of risk under all qualifying policies issued by the cedant during the term of the agreement, usually one year. When underwriting treaty reinsurance, the reinsurer does not evaluate each individual risk and generally accepts the original underwriting decisions made by the cedant. Treaty reinsurance is typically written on either a proportional or excess of loss basis. A proportional reinsurance treaty is an arrangement whereby a reinsurer assumes a predetermined proportional share of the premiums and losses generated on specified business. An excess of loss treaty is an arrangement whereby a reinsurer assumes losses that exceed a specific retention of loss by the cedant. Facultative reinsurance, on the other hand, is underwritten on a risk-by-risk basis, which allows the reinsurer to determine pricing for each exposure.

A significant period of time normally elapses between the receipt of reinsurance premiums and the payment of reinsurance claims. While premiums are generally paid to the reinsurer upon inception of the underlying coverage, the claims process is delayed and generally begins upon the occurrence of an event causing an insured loss followed by: (i) the reporting of the loss by the insured to its broker or agent; (ii) the reporting by the broker or agent to the cedant; (iii) the reporting by the cedant to its reinsurance intermediary or agent; (iv) the reporting by the reinsurance intermediary or agent to the reinsurer; (v) the cedant’s adjustment and payment of the loss; and (vi) the payment to the cedant by the reinsurer. During this time, reinsurers generally invest premiums pursuant to an investment management strategy to earn investment income and generate net realized and unrealized investment gains and losses on investments. The period of time between the receipt of premiums and the payment of claims is typically longer for a reinsurer than for a primary insurer.

RRL’s Insurance License

RRL was licensed as a Class 3A insurance company in Bermuda by the BMA on August 28, 2013. The conditions of this license are as follows:

1.     RRL shall, at all times in and during the course of each financial year it carries on insurance business, meet and maintain the relevant solvency margin(s), liquidity and other ratios applicable under Bermuda law;

2.     RRL shall not, without obtaining the prior written approval of the BMA, write any “long- term” business, as such expression is understood in the Insurance Act (to mean life insurance business);

3.     RRL shall not, without obtaining the prior written approval of the BMA, enter into any contracts of retrocession other than with Multi-Strat Re; and

4.     RRL shall not, without obtaining prior written approval of the BMA, declare and/or pay any dividends and/or make any capital contributions to RRL’s parent, shareholders or affiliates.

Details of the regulatory regime applicable to Bermuda licensed insurers are included under the heading “Bermuda Regulatory Considerations.”

Multi-Strat Re

RRL may only write business with Multi-Strat Re unless it obtains prior written approval from the BMA. Multi-Strat Re was initially licensed as a Special Purpose Insurer in Bermuda by the BMA on August 28, 2013, and its license was changed to a Class 3A insurance company, and obtained an agent’s license through its wholly-owned subsidiary, Multi-Strat Advisors Ltd. in October 2014. Pursuant to Multi-Strat Re’s license, Multi-Strat Re shall not, without obtaining the prior written approval of the BMA, (i) enter into any contracts of “insurance business” as defined in the Insurance Act or (ii) declare and/or pay any dividends and/or make any capital contributions.

On February 17, 2015, we announced that RRL had entered into its first reinsurance policy through Multi-Strat Re. RRL’s pro rata share of the policy provides us with US$5.05 million of net premium with a claim liability cap of US$6.49 million.

Details of the regulatory regime applicable to Bermuda licensed insurers are included under the heading “Bermuda Regulatory Considerations.”

Reinsurance Strategy

Initially, all of our reinsurance will be sourced from Multi-Strat Re. Multi-Strat Re is wholly-owned by Multi-Strat Holdings Ltd., a company incorporated under the laws of Bermuda. Joseph Taussig, a member of our board, personally owns all of the voting shares of MSH.

We have entered into a quota share retrocession agreement (the “Retrocession Agreement”) and master services agreement (the “MSA” and, together with the Retrocession Agreement, the “Multi-Strat Agreements”) with Multi-Strat Re in respect of the reinsurance arrangements. Under the terms of the Multi-Strat Agreements, Multi-Strat Re will assume risks from insurers, reinsurers, and captive insurers that wish to redeploy capital more productively than permitted by their regulatory regimes or either under regulatory or ratings stress. Multi-Strat Re will then immediately retrocede (reallocate) all of its premiums and risks to (a yet to be determined) number of reinsurers similar to us, based upon their relative levels of equity capital and appetite for reinsurance risks.

Risk transfer is measured in a number of ways but one common approach is to assess the probability of a net loss times the magnitude of a net loss when one occurs. A net loss means that the amount of claims and expenses exceeds the premium collected over the life of the treaty or contract. Multi-Strat Re contractually limits the magnitude of loss on each treaty or contract and would rather accept a higher probability of a lower net loss than accept a higher magnitude of net loss with lower probability.

Multi-Strat Re’s policy is to enter into above average frequency, low severity contracts. As such, we believe that Multi-Strat Re is less likely to earn significant underwriting profits than most reinsurers, but is also less likely to incur significant net losses.

Participation in the Multi-Strat Re program will involve two types of expenses in relation to reinsurance underwriting: (i) initial payments for sourcing premiums and for initial underwriting, for claims handling; and (ii) ongoing payments to monitor risks that have been underwritten, underwriting renewals, and for claims handling.

Multi-Strat Re charges each reinsurer a retrocession commission of on any premium at the time of binding and a performance fee based on the difference between targeted underwriting profitability and actual underwriting profitability, payable when the reinsurer is no longer on risk.

Multi-Strat Re expects to generate a substantial portion of its initial business from captive insurers. Multi-Strat Re will, over time, develop a diversified group of production sources and opportunities, consistent with its underwriting guidelines. For example, property and casualty insurers and reinsurers may be interested in reinsurance from Multi-Strat Re due to changes in regulatory or rating agency capital requirements, such as when Solvency II goes into effect. See discussion below “Captive Insurers”, “P&C Insurers” and “Solvency II”.

It is intended that each month we may maintain or increase the portion of our capital committed to the Multi-Strat Re program. We may also terminate the Multi-Strat Agreements on an annual basis. Once we have hired senior staff, or once the Omega Acquisition is completed, we may elect to continue to do business with Multi-Strat Re in conjunction with initiating our own insurance or reinsurance coverage or ultimately withdraw from the Multi-Strat Re program consistent with our annual agreement with Multi-Strat Re.

Those portions of reinsurance premiums that are earmarked to pay future claims are booked as reinsurance reserves. Our equity capital and amounts equal to our reinsurance reserves will be invested pursuant to our investment strategy.

Each Class 3A reinsurer in the Multi-Strat Re program will calculate its capacity commitment, which is the amount of premium that it wants to reinsure in any given year. This capacity commitment will be a function of the amount of capital that it has, the amount of letter of credit capacity it has arranged, and the amount of insurance risk that the Class 3A reinsurer wants to take in terms of balance sheet leverage.

Each Class 3A reinsurer will then communicate its capacity commitment to Multi-Strat Re, which will underwrite risks up to but not exceeding the collective capacity commitments of all Class 3A reinsurers and will allocate the premiums and risks proportionate to each Class 3A reinsurer’s commitment.

At the end of each calendar year, each Class 3A reinsurer may elect to reduce its capacity commitment for the next year of the Retrocession Agreement or withdraw completely from the program. If a Class 3A reinsurer withdraws from the program, Multi-Strat Re will likely, but is not obligated to, reallocate that Class 3A reinsurers book to the other Class 3A reinsurers, provided that the increase in aggregate committed capacity of all other Class 3A reinsurers exceeds the capacity of that Class 3A reinsurer. The Class 3A reinsurer will have to request this reallocation, which Multi-Strat Re may or may not deliver.

When Multi-Strat Re takes in premiums and allocates it among the Class 3A reinsurers, the Class 3A reinsurers may invest the proceeds in their various investment strategies. However, each Class 3A reinsurer must pledge some of its assets to secure LOCs (defined below), and the LOCs will then be used to collateralize the limits of the reinsurance that Multi-Strat Re has assumed.

Underwriting

Generally, we plan to write premiums to maintain one dollar of reserves for every two dollars of equity capital. Initially, we will rely on Multi-Strat Re to generate insurance business and to fulfill the role of underwriter. Multi-Strat Re anticipates that its underwriting will be directed by Robert Forness as CEO, with underwriting resources drawn from Multi-Strat Re’s board members, experienced reinsurance underwriters and personnel from Multi-Strat Re’s service partners. Multi-Strat Re has been established to source business for a group of Class 3A Bermuda reinsurers similar to us. As the group of Class 3A reinsurers grows, Multi-Strat Re anticipates using additional underwriting agencies and eventually hiring in-house underwriters.

While underwriting will be handled by Multi-Strat Re, Multi-Strat Re is required to follow, at a minimum, a set of underwriting guidelines under the Multi-Strat Agreements, including:

•	all contracts must have an aggregate limit of liability, no matter how remote the exposure;
•	it is unlikely that no single event or group of events in a short period of time could result in the aggregate limit being reached on a single contract;
•

a requirement that all underwriting complies with all relevant insurance or reinsurance regulations, tax statutes, and accounting guidelines in the various countries from which it is assuming business;

•	certain classes of business will be excluded; and
•	a requirement that will give RRL the right to audit cedants for conformity and compliance or compel Multi- Strat Re to do the same on our behalf.

The types of non-acceptable risks and exposures that RRL will not underwrite include, but are not limited to (i) war and civil risks, (ii) nuclear risks, (iii) windstorms, earthquake, flood, and terrorism risks, (iv) cybersecurity exposures, (v) asbestos and environmental risks, and (vi) master policies issued to a risk group, association, or an organization that solicits its members under a mass marketing program. However, excluded risk exposures of an incidental nature may be included in business to be underwritten. Additionally, RRL does not intend to underwrite life or health insurance.

Security and Funding

Every insurance obligation will be collateralized to its aggregate limit using Letters of Credit (“LOCs”) from banks rated ‘A-’ or better. We expect that each cedant will receive a single LOC for its aggregate limit from Multi-Strat Re. Collateral for LOCs will be provided to the issuing bank by the Class 3A Reinsurers’ group pro rata to their share of retroceded aggregate limit. Only the cedant will be able to draw down on the LOCs.

LOCs will be over-collateralized in accordance with the requirements of the issuing bank (expected to be at approximately 105 - 120% of the nominal value of the LOC for the Company). The issuing bank will manage the collateral for each LOC (i.e. the investment accounts) by placing liens on the various custodian accounts of the Class 3A Reinsurers and will actively monitor asset values to ensure sufficient collateralization. No client/cedant will have recourse beyond the LOCs to Multi-Strat Re.

Because of the collateral requirements of the banks issuing lines of credit, we will generally need one dollar to one and a half dollars of assets for every dollar of insurance obligations. This will result in significantly lower ratios of liabilities to equity than conventional reinsurer who may have one dollar of equity for every five dollars of insurance liabilities.

If we are unable to obtain, renew, maintain or increase LOC facilities or is unable to do so on commercially acceptable terms, we may need to liquidate all or a portion of our investment portfolio and invest in a fixed-income portfolio or other forms of investment acceptable to our clients and banks as collateral, which could significantly and negatively affect our ability to implement our business strategy.

Captive Insurers

Captive insurers exist because the commercial insurance markets charge many businesses more for insurance than their insurable losses and expenses. When premiums consistently exceed losses and expenses, companies may decide to self-insure. Because some insurance is compulsory, and due to accounting and tax treatments for insurers, the usual method to self-insure is through a captive insurer that is owned by the business it is insuring. As such, many captives are formed to manage an expense rather than maximize profits. In these cases, managers are generally incentivized to over-reserve for convenience.

Captive insurers tend to have inefficient capital structures for two reasons. First, the captive generally invests assets in low-yielding, liquid, fixed income securities and bank deposits. Second, captives tie up about one dollar of equity capital for every two dollars of reserves (insurance liabilities), resulting in three dollars of assets being held in low-yielding strategies.

We intend to take advantage of the inefficiencies of the captive insurance market and the tendency to over-reserve by providing reinsurance that permits the captive to release capital held in low yielding assets and redeploy this capital to the normal returns of the captive owner’s primary business.

P&C Insurers

For property and casualty (“P&C”) insurers, we plan to offer the opportunity to cede a proportionate amount of their downside risk and keep a disproportionate share of the underwriting upside. This offer will be contingent on us retaining most of the investment returns on the premium float. However, like reinsuring captives, the downside will be contractually capped relative to the premium collected.

Primary insurers, especially smaller ones that serve geographic, industry, and specialty niches, are often profitable, but many are regulatory capital or ratings constrained and cannot increase profits by writing more business, and either lack access to the capital markets or do not choose to raise capital at prevailing market prices.

By indirectly reinsuring with us through Multi-Strat Re, these insurers can increase return on equity by ceding some of their risk exposure so that they can write additional business on the same amount of capital, where the incremental underwriting margins are likely to be much greater than those that they give up to Multi-Strat Re and its participating reinsurers.

As in the case of captive insurers, privately held insurers often over-reserve since they are not concerned with reporting earnings and the losses recognized to increase reserves are deductible on current taxes. This is in contrast to publicly held insurers and reinsurers whose management teams may be incentivized to report short-term earnings to the detriment of the reserve account. Another motivation for surplus relief might come from second, third and fourth generation owners who do not want to sell the family’s insurance business or reduce the business activity to take capital out of the insurer and redeploy it in unrelated investments. Through reinsurance, a profitable P&C insurer can free up capital by laying off or ceding outstanding insurance risk to a reinsurer.

Solvency II

Similar to Basel III for banks, under Solvency II initiatives, European regulated insurers will be required to increase capital ratios to support relatively high levels of reserves or to hold risky assets. For example, in the past, insurers and reinsurers did not have to mark bonds to market if they bought them and held them to maturity. Under Solvency II, fixed income securities will have to be marked to market and subject to reductions for solvency calculations. In addition, the ratio of reserves to capital will be tightened.

As such, insurers and reinsurers will be required to either increase capital or deleverage. The reinsurance industry is currently trading at a discount to its book value and raising capital will likely be expensive or impractical. Wholesale deleveraging would require insurers and reinsurers to abandon whole lines of business, restructure, and downsize. This would not only be too slow to solve the problem, but would also impact executive compensation.

Multi-Strat Re and its participating reinsurers offer another method to increase capital ratios to comply with Solvency II, transfer risks on an asymmetric basis, preserving whole lines of business and keeping some of the margins, thus preserving staffing levels and executive compensation. Under this scenario, it is anticipated that cedants participating in the Multi-Strat Re program will immediately meet Solvency II standards while Multi-Strat Re and its participating reinsurers will make regular underwriting profits and the cost of float will be negative.

Loss Portfolio Transfers

Loss portfolio transfers (“LPTs”) take place for a variety reasons. When two companies merge and each has one or more captives, they will often execute an LPT to permit it to shut one of the captives down. In other cases, primary insurers or reinsurers decide to exit one or more lines of business and want to undertake an orderly winding down process. In each LPT opportunity, we should be price competitive for the bulk of the risk given our unique expertise in the capital markets while also being able to efficiently hedge the severity risks associated with such opportunities.

Ratings

Once operational, we intend to maintain capital levels consistent with an “A-” or better rating from A.M. Best Company (“A.M. Best”) and apply for a rating as soon as practicable. There is no guarantee that such a rating will be obtained. Debt will be used as we deem prudent, consistent with maintaining such rating, though in general, we expect to utilize a less leveraged asset mix than a significant majority of our peers.

Premium Payment

Premiums will be paid directly to an account in the name of Multi-Strat Re and/or its agents in a fiduciary capacity. Multi-Strat Re may not use the premiums except for certain purposes specified in the MSA.

We will generally seek to write reinsurance premiums to maintain a ratio of two dollars of capital to one dollar of premiums. Premiums will be a function of additional available assets based on decreases in loss reserves (due in large part to claims paid), increases in asset value due to investment return and increases in capital.

Claims Handling

All claims billings will be reviewed to ensure that the billings are covered by the terms and conditions of the reinsurance agreements (period of coverage, limits, etc.). As a reinsurer, we will not handle claims directly but will retain the right to audit the cedant’s claims handling.

We anticipate writing new premiums to modestly outpace claims paid in an effort to grow the business. We realize that in the early years, the possibility of “netting” whereby new premiums are used to pay outstanding claims within the same period is unlikely. As such, we will maintain flexibility in the liquidity of investible assets and/or excess capacity in letters of credit to maintain sufficient available assets to cover claim payments. Also, it is highly probable that the cedants will require LOCs to become available should we fail to pay claims in a timely manner.

Bermuda Regulatory Considerations

Bermuda Exchange Control Regulation

The BMA must give permission for all issuances and transfers of securities of a Bermuda exempted company like us, unless the proposed transaction is exempted by the BMA’s written general permissions. The BMA in its policy statement dated June 1, 2005 provides that where any equity securities, including our shares, of a Bermuda company are listed on an appointed stock exchange, general permission is given for the issuance and subsequent transfer of any securities of a company from and/or to a non-resident, for as long as any equities securities of such company remain so listed. The TSX-V is deemed to be an appointed stock exchange under Bermuda law. Therefore, upon listing on the TSX-V, the general permission issued by the BMA results in our shares being freely transferable among persons who are residents and non-residents of Bermuda. If our shares are not listed on an appointed stock exchange, BMA permission will currently be required for all issuances and transfers of our shares.

Although we are incorporated in Bermuda, we are classified as a non-resident of Bermuda for exchange control purposes by the BMA. Other than transferring Bermuda Dollars out of Bermuda, there are no restrictions on our ability to transfer funds into and out of Bermuda or to pay dividends in currency other than Bermuda Dollars to nonresidents of Bermuda who are holders of our shares.

In accordance with Bermuda law, share certificates may be issued only in the names of corporations, individuals or legal persons. In the case of an applicant acting in a special capacity (for example, as an executor or trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting.

Notwithstanding the recording of any such special capacity, we are not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust.

We will take no notice of any trust applicable to any of our shares or other securities whether we had or did not have notice of such trust.

Bermuda Insurance Regulation

The Insurance Act of 1978. The Insurance Act of 1978, as amended (the “Insurance Act”) and related regulations of Bermuda, which regulates the insurance business of RRL, provides that no person shall carry on any insurance business in or from within Bermuda unless registered as an insurer under the Insurance Act by the BMA. Under the Insurance Act, insurance business includes reinsurance business. The BMA, in deciding whether to grant registration, has broad discretion to act as the BMA thinks fit in the public interest. The BMA is required by the Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise. The registration of an applicant as an insurer is subject to its complying with the terms of its registration and such other conditions as the BMA may impose from time to time. The Insurance Act also grants to the BMA powers to supervise, investigate and intervene in the affairs of insurance companies.

An Insurance Advisory Committee appointed by the Bermuda Minister of Finance advises the BMA on matters connected with the discharge of the BMA’s functions and subcommittees thereof supervise and review the law and practice of insurance in Bermuda, including reviews of accounting and administrative procedures.

The Insurance Act imposes on Bermuda insurance companies’ solvency and liquidity standards and auditing and reporting requirements and grants to the BMA powers to supervise, investigate and intervene in the affairs of insurance companies. Certain significant aspects of the Bermuda insurance regulatory framework are set forth below.

Classification of Insurers. The Insurance Act distinguishes between insurers carrying on long-term business and insurers carrying on general business. There are the following classifications of insurers carrying on general business: Class 1; Class 2; Class 3; Class 3A; Class 3B; Class 4 and Special Purpose Insurers. RRL is registered as a Class 3A insurer with the BMA in Bermuda and is regulated as such under the Insurance Act.

A body corporate is registrable as a Class 3A insurer where: (i) it intends to carry on general insurance business in circumstances where 50% or more of the net premiums written, or 50% or more of the loss and loss exchange provisions, represent unrelated business; and (ii) its total net premiums written from unrelated business are less than US$50,000,000. Class 3A insurers are required to maintain fully paid-up share capital of US$120,000.

If the total net premiums from unrelated business written by RRL exceed US$50,000,000, the BMA has the discretion to license a body corporate as a Class 3A insurer even if it may write more than $50,000,000 in total net premiums.

Cancellation of Insurers’ Registration. An insurer’s registration may be canceled by the BMA on certain grounds specified in the Insurance Act, including failure of the insurer to comply with its obligations under the Insurance Act or if, in the opinion of the BMA after consultation with the Insurance Advisory Committee, the insurer has not been carrying on business in accordance with sound insurance principles.

Principal Representative and Principal Office. An insurer is required to maintain a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. For the purpose of the Insurance Act, the principal office of RRL will be at RRL’s principal executive offices in Hamilton, Bermuda, and RRL’s principal representative is Cedar Management Limited (“Cedar Management”). Without a reason acceptable to the BMA, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless 30 days’ notice in writing to the BMA is given of the intention to do so. It is the duty of the principal representative upon reaching the view that there is a likelihood of the insurer (for which the principal representative acts) becoming insolvent or that a reportable “event” has, to the principal representative’s knowledge, occurred or is believed to have occurred, to immediately notify the BMA and to make a report in writing to the BMA within 14 days, setting out all the particulars of the case that are available to the principal representative. Examples of such a reportable “event” include failure by the insurer to comply substantially with a condition imposed upon the insurer by the BMA relating to a solvency margin or a liquidity or other ratio. The written report must set out all the particulars of the case that are available to the principal representative.

Independent Approved Auditor. Every registered insurer must appoint an independent auditor who will annually audit and report on the statutory financial statements and the statutory financial return of the insurer, both of which, in the case of RRL, are required to be filed annually with the BMA. The independent auditor of RRL must be approved by the BMA and may be the same person or firm that audits RRL’s financial statements and reports for presentation to its shareholders. RRL’s independent auditor is KPMG Audit Limited.

Loss Reserve Specialist. Generally, a Class 3A insurer must appoint an individual approved by the BMA to be its loss reserve specialist and submit annually an opinion of its approved loss reserve specialist with its statutory financial statements and return in respect of its loss and loss expense provisions. Ordinance Holdings Limited serves as the actuary for RRL and is approved by the BMA.

Statutory Financial Statements. An insurer must prepare annual statutory financial statements. The Insurance Act prescribes rules for the preparation and substance of such statutory financial statements (which include, in statutory form, a balance sheet, an income statement, a statement of capital and surplus and notes thereto). The insurer is required to give detailed information and analyses regarding premiums, claims, reinsurance and investments. The statutory financial statements are not prepared in accordance with IFRS and are distinct from the financial statements prepared for presentation to the insurer’s shareholders under the Companies Act, which financial statements will be prepared in accordance with IFRS. An insurer is required to submit the annual statutory financial statements as part of the annual statutory financial return. The statutory financial statements and the statutory financial return do not form part of the public records maintained by the BMA or the Registrar of Companies.

Annual Statutory Financial Return. RRL will be required to file with the BMA in Bermuda a statutory financial return no later than four months after its financial year end (unless specifically extended). The statutory financial return for an insurer includes, among other matters, a report of the approved independent auditor on the statutory financial statements of such insurer, solvency certificates, the statutory financial statements themselves, the opinion of the loss reserve specialist and a schedule of reinsurance ceded. The solvency certificates must be signed by the principal representative and at least two directors of the insurer, who are required to certify, among other matters, whether the minimum solvency margin has been met and whether the insurer complied with the conditions attached to its certificate of registration. The independent approved auditor is required to state whether in its opinion it was reasonable for the directors to so certify. Where an insurer’s accounts have been audited for any purpose other than compliance with the Insurance Act, a statement to that effect must be filed with the statutory financial return.

Minimum Liquidity Ratio. The Insurance Act provides a minimum liquidity ratio for general business. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable, reinsurance balances receivable and funds held by ceding reinsurers. There are certain categories of assets which, unless specifically permitted by the BMA, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates and real estate and collateral loans. The relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax and sundry liabilities (by interpretation, those not specifically defined) and letters of credit and guarantees.

Minimum Solvency Margin. The Insurance Act provides that the value of the statutory assets of an insurer must exceed the value of its statutory liabilities by an amount greater than its prescribed minimum solvency margin. The minimum solvency margin that must be maintained by a Class 3A insurer with respect to its general business is the greater of (i) $1,000,000, (ii) 20% of net premiums written where net premiums written do not exceed $6,000,000, and $1,200,000 plus 15% of net premiums written which exceed $6,000,000, or (iii) 15% of net undiscounted aggregate loss and loss expense provisions and other insurance reserves

Enhanced Capital Requirements; Bermuda Solvency Capital Requirements; Eligible Capital Requirements. Class 3A insurers are required to maintain available statutory capital and surplus at a level equal to or in excess of its enhanced capital requirement which is established by reference to either the Bermuda Solvency Capital Requirement - Small and Medium-Sized Entities model or an approved internal capital model. Furthermore, to enable the BMA to better assess the quality of the insurer’s capital resources, a Class 3A insurer is required to disclose the makeup of its capital in accordance with the recently introduced “3- tiered capital system”.

Restrictions on Dividends and Distributions. A Class 3A insurer is prohibited from declaring or paying a dividend if it fails to meet its minimum solvency margin, enhanced capital requirement or minimum liquidity ratio, or if the declaration or payment of such dividend would cause such breach. If a Class 3A insurer fails to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, it is prohibited from declaring or paying any dividends during the next financial year without the approval of the BMA.

Further, under the Companies Act, RRL may only declare or pay a dividend if RRL has no reasonable grounds for believing that (i) it is, or would after the payment be, unable to pay its liabilities as they become due or (ii) the realizable value of its assets would be less than its liabilities.

Reduction of Capital. RRL, as a general business insurer, may not reduce its total statutory capital by 15% or more, as set out in its previous year’s financial statements, unless it has received the prior approval of the BMA. Total statutory capital consists of the insurer’s paid in share capital, its contributed surplus (sometimes called additional paid in capital) and any other fixed capital designated by the BMA as statutory capital (such as letters of credit).

As a Class 3A insurer, where RRL seeks to reduce its statutory capital by 15% or more, as set out in its previous year’s financial statements, it must also submit an affidavit signed by at least two directors (one of whom must be a Bermuda resident director, if any of RRL’s directors are resident in Bermuda) and the principal representative stating that the proposed reduction will not cause RRL to fail its relevant margins. Where such an affidavit is filed, it shall be available for public inspection at the offices of the BMA.

Restrictions on Transfer of Business and Winding-Up. As a Class 3A insurer, RRL is subject to the following provisions of the Insurance Act:

•	all or any part of the business, other than business that is reinsurance business, may be transferred only with and in accordance with the sanction of the applicable Bermuda court; and
•

an insurer or reinsurer may only be wound-up or liquidated by order of the applicable Bermuda court, and this may increase the length of time and costs incurred in the winding-up of RRL when compared with a voluntary winding-up or liquidation.

Supervision, Investigation and Intervention. The BMA may appoint an inspector with extensive powers to investigate the affairs of RRL if the BMA believes that an investigation is required in the interest of RRL’s policyholders or persons who may become policyholders. In order to verify or supplement information otherwise provided to the BMA, the BMA may direct an insurer to produce documents or information relating to matters connected with RRL’s business. If it appears to the BMA that there is a risk of RRL becoming insolvent, or that it is in breach of the Insurance Act or any conditions imposed upon its registration, the BMA may, among other things, direct RRL (i) not to take on any new insurance business, (ii) not to vary any insurance contract if the effect would be to increase the insurer’s liabilities, (iii) not to make certain investments, (iv) to realize certain investments, (v) to maintain in, or transfer to the custody of, a specified bank, certain assets, (vi) not to declare or pay any dividends or other distributions or to restrict the making of such payments and/or (vii) to limit its premium income. The BMA may also make rules prescribing prudential standards with which the insurer must comply. RRL may make an application to be exempted from such rules.

Disclosure of Information. In addition to powers under the Insurance Act to investigate the affairs of an insurer, the BMA may require certain information from an insurer (or certain other persons) to be produced to it. Further, the BMA has been given powers to assist other regulatory authorities, including foreign insurance regulatory authorities, with their investigations involving insurance and reinsurance companies in Bermuda but subject to restrictions. For example, the BMA must be satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities of the foreign regulatory authority. Further, the BMA must consider whether to cooperate is in the public interest. The grounds for disclosure are limited and the Insurance Act provides sanctions for breach of the statutory duty of confidentiality.

Code of Conduct. All insurance companies regulated by the BMA must ensure compliance with the insurance Code of Conduct (the “Code of Conduct”). The Code of Conduct identifies the duties, requirements and standards to be complied with and the procedures and sound principles that should be observed by all BMA regulated insurers. Every registered insurer must confirm with the submission of its annual statutory financial return that its board, assisted by management, has reviewed the provisions of the Code of Conduct and has determined that the insurer has complied with those provisions based on the nature, scale and complexity of its operations.

Non-Insurance Business. RRL, as a Class 3A insurer, may not engage in non-insurance business unless that non-insurance business is ancillary to its core business. Non-insurance business means any business other than insurance business and includes carrying on investment business, managing an investment fund as an operator, carrying on business as a fund administrator, carrying on banking business, underwriting debt or securities or otherwise engaging in investment banking, engaging in commercial or industrial activities or carrying on the business of management, sales or leasing of real property.

Notification of Material Changes. All registered insurers are required to give notice to the BMA of their intention to effect a material change within the meaning of the Insurance Act. For the purposes of the Insurance Act, the following changes are material: (i) the transfer or acquisition of insurance business that is part of a scheme falling under section 25 of the Insurance Act or section 99 of the Companies Act; (ii) the amalgamation or merger with or acquisition of another firm; (iii) engaging in unrelated business that is retail business; (iv) the acquisition of a controlling interest in an undertaking that is engaged in non-insurance business which offers services and products to persons who are not affiliates of the insurer; (v) outsourcing all or substantially all of the company’s actuarial, risk management and internal audit functions; (vi) outsourcing all or a material part of an insurer’s underwriting activity; (vii) the transfer, other than by way of reinsurance, of all or substantially all of a line of business; and (viii) the expansion into a material new line of business.

No registered insurer shall take any steps to give effect to a material change unless it has first served notice on the BMA that it intends to effect such material change and, before the end of 14 days, either the BMA has notified such company in writing that it has no objection to such change or that the period has lapsed without the BMA having issued a notice of objection.

Before issuing a notice of objection, the BMA is required to serve upon the person concerned a preliminary written notice stating the BMA’s intention to issue formal notice of objection. Upon receipt of the preliminary written notice, the person served may, within 28 days, file written representations with the BMA which shall be taken into account by the BMA in making its final determination.

Notifications to the BMA. In the event that the share capital of an insurer (or its parent) is traded on any stock exchange recognized by the BMA, then any shareholder must notify the BMA within 45 days of becoming a 10%, 20%, 33% or 50% shareholder of such insurer. An insurer or reinsurer must also provide written notice to the BMA that a person has become, or ceased to be, a “Controller” of that insurer or reinsurer. A “Controller” for this purpose means a managing director, chief executive or other person in accordance with whose directions or instructions the directors of RRL are accustomed to act, including any person who holds, or is entitled to exercise, 10% or more of the voting shares or voting power or is otherwise able to exercise a significant influence over the management of RRL.

RRL is also required to notify the BMA in writing in the event any person has become or has ceased to be a controller or an officer of it, an officer being a director, chief executive or senior executive performing duties of underwriting, actuarial, risk management, compliance, internal audit, finance or investment matters.

Failure to give any required notice is an offense under the Insurance Act.

Group Supervision. The BMA may, in respect of an insurance group, determine whether it is appropriate for it to act as its group supervisor. An insurance group is defined as a group of companies that conducts exclusively, or mainly, insurance business. The BMA may make such determination where it ascertains that: (i) the group is headed by a “specified insurer” (that is to say, it is headed by either a Class 3A, Class 3B or Class 4 general business insurer or a Class C, Class D or Class E long term insurer or another class of insurer designated by order of the BMA); (ii) where the insurance group is not headed by a “specified insurer”, where it is headed by a parent company which is incorporated in Bermuda; or (iii) where the parent company of the group is not a Bermuda company, in circumstances where the BMA is satisfied that the insurance group is directed and managed from Bermuda or the insurer with the largest balance sheet total is a specified insurer.

Where the BMA determines that it should act as the group supervisor, it shall designate a specified insurer that is a member of the insurance group to be the designated insurer (the “Designated Insurer”) and it shall give to the Designated Insurer and other competent authorities written notice of its intention to act as group supervisor. Once the BMA has been designated as group supervisor, the Designated Insurer must ensure that an approved group actuary is appointed to provide an opinion as to the adequacy of the insurance group’s insurance reserves as reported in its group statutory financial statements.

Pursuant to its powers under the Insurance Act, the BMA will maintain a register of particulars for every insurance group for which it acts as the group supervisor detailing, among other things, the names and addresses of the Designated Insurer; each member company of the insurance group falling within the scope of group supervision; the principal representative of the insurance group in Bermuda; other competent authorities supervising other member companies of the insurance group; and the insurance group auditors. The Designated Insurer must notify the BMA of any changes to the above details entered on the register of an insurance group.

As group supervisor, the BMA will perform a number of supervisory functions including (i) coordinating the gathering and dissemination of information which is of importance for the supervisory task of other competent authorities; (ii) carrying out a supervisory review and assessment of the insurance group; (iii) carrying out an assessment of the insurance group’s compliance with the rules on solvency, risk concentration, intra-group transactions and good governance procedures; (iv) planning and coordinating, with other competent authorities, supervisory activities in respect of the insurance group, both as a going concern and in emergency situations; (v) coordinating any enforcement action that may need to be taken against the insurance group or any of its members; and (vi) planning and coordinating meetings of colleges of supervisors (consisting of insurance regulators) in order to facilitate the carrying out of the functions described above.

In carrying out its functions, the BMA may make rules for (i) assessing the financial situation and the solvency position of the insurance group and its members and (ii) regulating intra-group transactions, risk concentration, governance procedures, risk management and regulatory reporting and disclosure. RRL is not currently subject to group supervision, but the BMA may exercise its authority to act as RRL’s group supervisor in the future if it forms overseas entities. RRL is not planning on forming overseas entities in the foreseeable future.

United States Insurance Regulation

RRL is licensed in Bermuda to write insurance and reinsurance and will not be admitted to do business in any jurisdiction in the United States or in any country other than Bermuda. The insurance laws of each state of the United States and of many foreign countries regulate the sale of reinsurance within their jurisdictions by alien insurers and reinsurers organized under the laws of non-U.S. jurisdictions, such as RRL.

RRL intends to conduct its business so as not to be subject to the licensing requirements of insurance regulators in the United States or elsewhere (other than Bermuda). Many aspects of the activities of RRL will be similar to those employed by other non-admitted reinsurers that provide reinsurance to ceding companies domiciled in the United States. There can be no assurance, however, that insurance regulators in the United States or elsewhere will not review the activities of RRL and claim that RRL is subject to such jurisdiction’s licensing requirements.

In addition to the regulatory requirements imposed by the jurisdictions in which they are licensed, reinsurers are directly affected by regulatory requirements imposed by jurisdictions in which their ceding companies are licensed through the “credit for reinsurance” mechanism. In general, a ceding company which obtains reinsurance from a reinsurer that is licensed, accredited or approved by the jurisdiction or state in which the insurer files statutory financial statements is permitted to recognize in its statutory financial statements a credit in an aggregate amount equal to the liability for unearned premiums and loss reserves, and loss adjustment expense reserves ceded to the reinsurer.

In the United States, many states allow credit for reinsurance ceded to a reinsurer that is domiciled and licensed in another state of the United States and meets certain financial requirements. A few states do not allow credit for reinsurance ceded to non-licensed reinsurers except in certain limited circumstances and others impose additional requirements that make it difficult to become accredited. The great majority of states, however, permit the reduction in statutory surplus resulting from reinsurance obtained from a non-licensed or non-accredited reinsurer to be offset to the extent that the reinsurer provides a letter of credit or other acceptable security arrangement. In certain states, legislative changes are in process that will reduce collateral requirements for highly rated reinsurers, which may benefit the Company.

Certain Exemptions from U.S. Licensing Requirements

State insurance laws universally prohibit persons and companies from transacting the business of insurance in a state without first being licensed in that state. Such laws are referred to as ‘‘doing business’’ laws. If an unauthorized entity engages in activities that require a license in a particular U.S. jurisdiction, this would constitute the unauthorized transaction of insurance and would typically be punishable by fines, cease and desist orders, and, potentially, criminal sanctions for the officers and directors involved. However, state insurance laws contain certain exemptions to the ‘‘doing business’’ laws, and, in the event that the Company considers offering primary insurance, it may be able to rely upon such exemptions. However, the insurance laws of each state differ significantly and are subject to varying interpretations by insurance regulators and the courts.

i.

Surplus Lines Business. Every state exempts the lawful transaction of surplus lines from the license requirements of the ‘‘doing business’’ laws. ‘‘Surplus lines’’ is a mechanism that permits specially- licensed brokers to ‘‘export’’ risks to unlicensed insurers when licensed insurers do not or will not write such risks. Generally, state surplus lines laws require that licensed surplus lines brokers place surplus lines business only with insurers that the state insurance department has approved or otherwise made eligible to accept surplus lines business.

ii.

Independently Procured Business/Direct Placements. More than half the states recognize by statute the right of citizens to travel outside a state to purchase insurance coverage from an insurer not licensed in that state. Apart from such direct placement statutes, an argument exists that U.S. citizens also have a federal constitutional right to independently procure insurance. The Company may be able to underwrite risks on an independent procurement basis in those states in which it is not eligible for surplus lines, provided no insurance activity takes place in the U.S., no U.S. broker is involved, and the insured reports the transaction and pays any premium tax required by local law.

iii.

Industrial Insured Exemptions. Approximately twenty states exempt ‘‘industrial insured’’ placements from the doing business laws. The definition of ‘‘industrial insured’’ varies somewhat among the states, but in most cases, the ‘‘industrial insured’’ must demonstrate adequate size and insurance expertise to qualify as having a level of market sophistication such that the full protection of the state insurance laws is not considered necessary.

Our Reinsurance Portfolio

On February 17, 2015, we announced that RRL had entered into its first reinsurance policy through Multi-Strat Re. RRL’s pro rata share of the policy provides us with US$5.05 million of net premium with a claim liability cap of US$6.49 million. We are actively pursuing other opportunities in the reinsurance sector.

Relationship with Insurance Manager

We have engaged Cedar Management Limited as our insurance manager. Cedar Management is a licensed Bermuda insurance manager that is a USA Risk Group company. Cedar Management has been engaged to provide us with certain administrative services, such as accounting, regulatory reporting, account administration, information reporting, principal representative, and certain information technology, compliance and risk management services. As compensation for its services, Cedar Management will receive an administration fee of approximately US$25,000 per year. Cedar Management is not restricted in any way from accepting business from new clients including businesses that are similar to, or that overlap with, our business. As a result, we will compete for access to time and attention of Cedar Management.

Thomas McMahon, President of Cedar Management, is Treasurer of RRL.

Competitive Strengths

We believe we are well positioned to take advantage of the potential opportunity for a number of reasons, including:

Industry expertise. By combining several years of underwriting and actuarial experience with proven asset management expertise, our service providers will work together to actively monitor and manage our assets and liabilities as a whole, matching cash flows to produce a resilient portfolio to optimize our long-term performance.

Development of creative solutions. Our focus will permit us to maintain a lean, highly specialized and expert workforce that will be able to leverage its depth of knowledge to develop tailored solutions to best address our clients' needs. By delivering individualized reinsurance solutions to capital-constrained cedants and investing in resource companies, we expect to attract new business and to structure arrangements that may be more advantageous to both us and our clients than generic arrangements offered by some of our reinsurance competitors and other sources of resource sector company financing.

Higher risks adjusted investment returns with reduced leverage. We believe that our investment strategy will yield high risk-adjusted returns, particularly from the perspective of the spread between our returns and our costs of insurance. Historically, the insurance and reinsurance industries have lost approximately 3% per year from underwriting, but made 5% per year from their high grade, long only, short duration buy and hold to maturity fixed income securities, earning a spread of 2% for each turn of leverage (the ratio of reserves to equity). Today, investment returns are so low that they are no longer covering the costs of insurance. Unlike many of our competitors that have historically leveraged their balance sheets with reserve to equity ratios as much as 5:1 in order to compensate for low interest rates in their high grade, long only, buy and hold to maturity fixed income portfolios, we expect to maintain balance sheet leverage of between 0.5:1 and 0.9:1.

Investment Strategy

Till is a holding company whose primary investment is 100% ownership of RRL, a Class 3A insurance company in Bermuda. As further discussed at Item 4.A. Acquisition of Omega Insurance Holdings Inc. and below, Till has entered into an agreement to acquire 100% of Omega. Till may pursue acquisitions of other companies in the insurance industry or other sectors, but does not have any plans to do so at this time.

The investment strategies of RRL are to focus its investment portfolio on highly liquid investments with high appreciation potential, as well as investments in junior and intermediate resource companies.

Highly Liquid Investments

RRL and its advisers will manage investments by investing in highly liquid securities with a maturity of less than 30 days or the ability to convert to cash within 10 days. Pursuant to an investment management agreement with Courant Capital Management LLC, a New York-based alternative money management firm (“Courant”), Courant will manage a portion of RRL’s highly liquid assets through their Large-Cap Market Neutral Fund LP. The stocks traded by Courant are limited to a universe of about 600 high capitalization liquid stocks (S&P 500 and similar companies), with near equal value ascribed to long and short positions. The percentage of RRL’s investments allocated to highly liquid investments is expected to range between 70% and 90%.

Long Term Opportunities

Based on our research and analysis and publically available information, due to the increasing demand for minerals that was being driven by usage in emerging markets and the flight to hard assets in lieu of financial assets, the resource sector enjoyed significant growth through 2011. In 2011, capital expenditures in the resource industry were $120 billion, a doubling of 2010 numbers. Revenues for the resource industry rose more than 10% in 2011 to roughly $450 billion. This gain was made despite a price decline of more than 20% in many of the major mineral commodities. However, as prices of many minerals continued to decline in 2012 and 2013, capital has been more difficult to secure, with a number of mines having been closed or experienced construction delays, and stock prices suffering accordingly.

In Canada, there are approximately 200 publicly traded major resource companies, 400 intermediate sized resource companies and 1,200 junior resource companies. We believe that many intermediate and junior resource companies have limited access to the capital market. For such companies, raising equity capital can be highly dilutive, and bank financing is often not available or acceptable. We believe that investing in resource companies can lead to enhanced returns by providing levered exposure to the underlying commodity. In addition, junior and intermediate companies often trade at a discount from the book value of their proven reserves, and sometimes even at a discount to their cash value. We believe that favorable investment opportunities can be obtained by exploiting market inefficiencies in the junior and intermediate resource markets. These investments may include joint ventures, royalty interests, equity investments, mining and mineral projects, debt financing arrangements and other structured investments with holding periods expected to range from one to three years. We expect the percentage of RRL’s investments allocated to this strategy to range between 10% and 30% of the fair market value of our portfolio.

In monitoring our exposure to investments in the resource sector, we value each investment, including the securities of SPD and GPY, at fair market value, measured at period end. As of September 30, 2014, the fair market value of our investments in the natural resources sector was $16.9 million. For purposes of that calculation, we do not separately include the book value of royalties and mineral interests for companies in our investment portfolio, including SPD and GPY. All material royalties and mineral interests reflected in our financial statements are owned by either SPD or GPY. Till and RRL do not directly own a material amount of royalties or mineral interests.

As of the date of this Registration Statement, we hold controlling interests in SPD and GPY, each of which owns certain mining properties which are currently under exploration. Although we currently hold a controlling interest in each of SPD and GPY, the strategy and operations of each of these entities is determined by each entity’s respective board of directors. Consistent with RRL’s investment strategy, we intend to exit some or all of the investments within the next one to three years, subject to market conditions, the market value of the SPD and GPY shares and RRL’s capital requirements.

RRL’s Investment Guidelines

RRL has established an investment policy, which is summarized below:

Overall Objectives

RRL’s investment policy is intended to achieve the highest portfolio yields consistent with our overall objectives, strategy and parameters, including the maintenance of adequate liquidity to reasonably meet our obligations and liabilities. These objectives are to take in to account the “prudent person” objective of balancing a reasonably high and stable growth rate while avoiding undue risk of loss.

Policy:

Portfolio Limits

Investments shall be limited to:

•	Fixed income securities (including government, government agency, municipal, corporate, and asset backed securities);
•	Equity securities (including REITs and MLP units);
•	Commercial paper;
•	Futures contracts;
•	Options;
•	Warrants;
•	Physical precious metals;
•	Royalties and mineral claims; and
•	Real estate.

Short positions in the above categories are permitted and are limited based on their covering cost. The covering cost of all short positons may not exceed 70% of the total long value of the account. The cost to cover a short position is defined as the amount of cash required to purchase the asset that was sold short and takes in to account other securities that may cover the short position.

75% of RRL’s assets must be in:

•	Cash and time deposits held with recognized financial institutions with a debt rating of A- or better (S&P) or equivalent by the major rating agencies;
•

Quoted investments such as bonds and debentures, preferred and common equities, and other quoted investments held with recognized financial institutions with a debt rating of A- or better (S&P) or equivalent by the major rating agencies;

•	Investment income due and accrued;
•	Accounts and premiums receivable not more than 90 days due;
•	Reinsurance balances receivable; and
•	Funds held by ceding reinsurers for a term not to exceed 160 days.

Debt instrument investments may comprise up to 45% of the portfolio at any given time. Up to 40% of the portfolio may be invested in publicly traded government or corporate debt instruments with an A or better rating, having maturities from one to 30 years. Up to 5% of the portfolio may be invested in publicly traded non-rated government or corporate debt instruments having maturities from one to 30 years.

Equity investments may comprise up to 100% of the portfolio at any given time, and generally shall comprise at least 45% of the portfolio. Up to 10% of the portfolio may be invested in private equities, with the remaining equity investments comprised of publicly traded equities. Up to 40% of the portfolio may involve strategic equity investments in publicly traded equities, in some cases of such size relative to the outstanding shares as to require filing with appropriate regulatory authorities. However, no more than 10% of the portfolio shall be invested in any one issue. Strategic equity investments are characterized as investments in companies whose products (or potential products) we anticipate may have high future demand in current markets due to supply shortages and/or have the potential for creating new markets of significant size. Such investments may include, but are not limited to, companies in the resource, technology and bio-tech markets. These strategic equity investments in some cases may be highly liquid, while in other cases may represent long-term investments having low liquidity. We also conduct active proprietary trading in highly liquid equities, futures and options markets. The amount of capital committed to margin requirements for this active trading may range up to 50% of the portfolio. Positions are typically held for a very short term, and are often closed out daily.

Investments in preferred and/or common equities in an affiliate will not be considered liquid assets.

Margin Borrowing

Margin borrowing is permitted on individual brokerage accounts for up to 50% of the gross value of invested assets within the brokerage account. For example, if RRL holds $100 of securities before margin, it may invest in an additional $100 of securities for a total of $200 ($100 / $200 = 50%).

Concentration Limits

In addition to the portfolio limits set forth above and except for U.S. Government or U.S. Government issuers, no issuer will account for more than 20% of the market value of RRL as of the date of purchase.

Currency Limits

Investments, including cash, may only be made and held in the following major world currencies:

Australian Dollar	Brazilian Real	British Pound	Canadian Dollar	Euro
Hong Kong Dollar	Korean Won	Japanese Yen	Mexican Peso	New Zealand Dollar
Norwegian Krone	Singapore Dollar	South African Rand	Swiss Franc	United States Dollar

In addition, up to 3% of total assets may be investments, including cash, held in other currencies.

Courant

Investments managed by Courant are not subject to our investment guidelines as they are subject to the provisions of the investment management agreement discussed above under Highly Liquid Investments.

Responsibilities

It shall be the responsibility of the investment adviser(s) (the “Advisers”) with whom RRL has an investment management agreement to give instructions for the purchase or sale of securities for RRL by dealing with accredited, reputable and reliable brokers/traders/custodians in the investment community. All transactions shall be promptly and accurately recorded as they occur and appropriate reports submitted to RRL by Advisers for review.

Investment performance and adherence to the investment policy will be reviewed by the Investment Committee of the Board of Directors of RRL, or it’s designate, on a regular basis to ensure compliance with this investment policy and Bermudian laws and regulations.

Board Oversight

Approval and ongoing monitoring of the investment policy for RRL shall be over seen by the Board of Directors of RRL. No change in Advisers or the investment policy will be permitted without the approval of the RRL Board and the Board of the Company.

Conflict of Interest

Each year, all officers of RRL, Advisers and any others associated with the investment function will confirm to the Board of RRL that they have no conflict of interest and undertake not to engage in any activity pursuant to the investment function that could produce a potential conflict of interest.

Risk Management

We review our investment portfolio together with our reinsurance operations on a periodic basis to ensure that we have sufficient capital to withstand modeled losses on either or both of our investment and reinsurance portfolios. We periodically analyze both our assets and liabilities including the numbers components of risk in our portfolio, such as concentration risk and liquidity risk.

Investment Portfolio

The following table represents RRL’s investment portfolio, as of February 23, 2015:

As at February 23, 2015 (Cdn$)
Cash	$21.1 million
Marketable Securities	$5.6 million
Other Securities	$1.7 million
Control Positions
Golden Predator Mining Corp.	14.96 million shares (approx. 55%)
Collateralized Note Receivable	$4.94 million
Silver Predator Corp.	62.68 million shares (approx. 63%)
Collateralized Note Receivable	$5.85 million
Other Holdings
Royalties	20
Courant Capital Management LLC	10% equity interest
Courant New Product JV	50% interest

Silver Predator Corp. and Golden Predator Mining Corp.

Following the Reorganization, we owned approximately 55% of the issued and outstanding shares of SPD. SPD is engaged in exploring for and developing economically viable silver, gold and tungsten deposits in Canada and the United States, with a focus on Nevada and Idaho. SPD owns the Springer tungsten mine and mill in Pershing County Nevada, the Taylor mine and mill near Ely, Nevada, the Copper King property near Coeur d’Alene, Idaho, the Cornucopia property in Elko County, Nevada and several additional properties in Nevada.

On July 31, 2014, SPD completed a non-brokered private placement of 19,000,000 common shares at $0.07 per share for proceeds of $1,330,000. Following completion of this financing, we own approximately 63.34% of SPD’s issued and outstanding common shares.

Following the Reorganization, we own approximately 55% of the issued and outstanding shares of GPY. GPY is a corporation formed under the Business Corporation Act (Alberta, Canada) and a reporting issuer in British Columbia and Alberta, Canada. GPY is a resource exploration company focused on gold and copper exploration in the Yukon, where it has a portfolio of exploration stage projects, including the Brewery Creek Project in northwest Yukon, the 3Ace Project in southeast Yukon, the Marg and Clear Lake polymetallic massive sulfide deposits and the Sonora Gulch copper-gold-silver porphyry project in central Yukon.

We expect that SPD and GPY will continue to incur exploration and other costs in connection with their operations as junior mineral resource exploration companies. However, we do not expect to make additional capital contributions to either entity or fund operational deficits of either entity. As the financial statements of SPD and GPY are consolidated with Till’s financial statements, any operating losses or impairment charges incurred by SPD and GPY will be reflected in our results of operations. If any of the mineral properties held by SPD or GPY is not commercially viable, or if SPD or GPY incurs impairment losses in respect of their assets, we could incur additional write-offs or impairment losses. If SPD or GPY make recoveries of previously recorded impairment losses, we could recover such impairment losses. Consequently, during the period in which we are majority owners of SPD and GPY, our financial condition and operating results may be materially impacted by SPD and GPY.

In addition, reductions in the market value of the SPD and GPY securities we own may also impact our financial condition and results of operations. Our investments in junior and intermediate resource companies involve a high degree of risk. See “Item 3.D—Risk factors—Investments in junior and intermediate resource companies such as SPD and GPY may have a significantly higher degree of risk than many other types of investments. This risk may arise from numerous factors, including, but not limited to the following factors” on page 9 of this Form 20-F for a full discussion of the risks involved with such investments. If we exit some or all of our investments in resource companies, including SPD and GPY, such transactions may have a material impact on our liquidity, financial condition and results of operations.

Courant Capital Management LLC

On May 20, 2014, we announced that we had acquired, through our wholly-owned subsidiary Till Management Company, a 10% interest in Courant, for granting discretionary authority to Courant to manage US$10,000,000 in funds deposited in a separate managed account in our name, on the terms and conditions described in the account management agreement we entered into with Courant on May 1, 2014. We can acquire an additional 2% equity interest in Courant for each additional US$5,000,000 we deposit to the separate managed account up to a total equity interest of 20%. Our account management agreement provides that Courant will manage a portion of our reinsurance reserves. Courant’s strategy concentrates on a diversified portfolio consisting largely of S&P 500 equities, with near equal value ascribed to long and short positions. Additionally, we are working with Courant on a 50-50 basis to create new market products using efficient technology-based systems to serve a variety of investor needs.

Challenger Deep Resources Corp.

On October 15, 2014, we announced the acquisition of 3,000,000 units of Challenger Deep Resources Corp. (“Challenger Deep”) at the price of $0.065 per unit in a private placement for a total cost of $195,000. Each unit comprises one common share and one common share purchase warrant. The common share purchase warrants have a three year expiration and a $0.10 exercise price. After this private placement, we hold approximately 11.16% of Challenger Deep’s issued and outstanding common shares. Challenger Deep is a Canadian exploration company focused on the Asian coal industry and is publicly-listed on the TSX-V.

Royalty Interests

Under the Arrangement, we acquired approximately 55 separate royalty interests, including deeded and option royalties. As of the date of this Registration Statement, we hold royalty interests in approximately 20 North American properties (excluding royalty properties held by SPD and GPY).

Acquisition of Omega Insurance Holdings Inc.

On October 10, 2014, we entered into a share purchase agreement with the shareholders of Omega, a Toronto, Ontario, Canada-based insurance provider, and Integrated Asset Management Corp., as guarantor (the “Acquisition Agreement”), whereby we will acquire all of the issued and outstanding shares of Omega.

The Acquisition Agreement

Under the Acquisition Agreement, we will pay an aggregate purchase price of 1.2 times book value, or approximately $15,400,000 as of June 30, 2014, plus an amount not to exceed $3,000,000 for any transactions in process at closing, in exchange for all of the issued and outstanding shares of Omega. The aggregate purchase price will be payable as follows: (i) at the closing of the proposed transaction (and 90 days from the date of completion of any qualifying transactions in progress at closing), Till will pay to the Omega shareholders 95% of the purchase price in cash and (ii) after December 31, 2015, Till will pay to the Omega shareholders 5% of the purchase price in cash. The second payment is subject to reduction in the event losses incurred on the policies purchased from Omega are greater than 10% above the actual loss reserves pursuant to the financial statements prepared as of the most recent quarter end prior to the closing date.

Completion of the Omega Acquisition is subject to a number of conditions, including the approval of Canada’s OSFI, approval of the TSX-V and certain other customary consents.

The Acquisition Agreement also contains customary representations, warranties and covenants, including, among other things, covenants of: (i) the shareholders not to solicit, initiate, encourage or accept any alternative acquisition proposal; and (ii) certain of the shareholders not to compete with Omega in Canada or solicit customers of Omega for a period of three years after the closing of the Omega Acquisition. The Acquisition Agreement also contains customary indemnification provisions.

Background on Omega

Omega was incorporated on January 9, 2004 under the Ontario Business Corporations Act (“OBCA”). On September 24, 2004, Omega began operations by incorporating a wholly-owned subsidiary insurance company, Omega General Insurance Company (“Omega General”), under the Insurance Companies Act (Canada). On September 29, 2004, Omega acquired all of the assets and liabilities of Focus Group Inc. (“Focus”), an Ontario corporation, through the purchase of all of its outstanding shares. Omega’s registered office and principal place of business is located at 36 King Street East, Suite 500, Toronto, Ontario, Canada.

Omega’s mission is to offer secure, innovative and customized solutions for Insurers/Reinsurers exiting the market and organizations with unique insurance needs in a cost effective manner by a team of dedicated professionals. Omega General received its letters of patent of incorporation on September 24, 2004 and its order to commence business as an insurance company on October 4, 2004. Focus was formed in 1985 and has been providing management and consulting services to the insurance industry for over 25 years. Focus has significant experience and expertise in managing the operations of foreign insurance companies wishing to operate in Canada without establishing a fully-staffed Canadian operation. Focus and Omega General have two main target markets:

(1)

To provide those insurers wishing to exit Canada through a dedicated company deep in experience in handling “run-off” business, an ability to facilitate such an exit so that their financial, legal and moral obligations are met on a continuing basis, while being able to repatriate their surplus capital in a more timely fashion; and

(2)	To provide those insurers wishing to access the Canadian market and ability to do so in the most efficient manner, through fronting arrangements and other creative solutions.

Omega General’s primary source of revenue is from incoming Canadian branch offices in “run off.” Omega General earns a premium on such portfolio transfer transactions above the transferring company’s claim liabilities. The second area of Omega General’s underwriting areas is a direct insurance premium business. Omega General generally purchases reinsurance for both its portfolio transfer and direct insurance premium businesses.

Focus provides management services to Omega General as well as a full range of consulting and management services to other clients. Focus currently has chief agency contracts with three foreign insurers and management contracts with two foreign insurers. In addition, Focus provides ongoing and one-time consulting services in the areas of taxation, risk management, mergers and acquisitions, expert witness testimony and claims reviews.

As a participant in the Canadian insurance industry, Omega is subject to significant regulations of the Canadian federal and provincial governments, including capital and solvency standards, restrictions on certain types of investments and periodic market conduct and financial examinations by regulators. Omega General is a property and casualty insurance company that is regulated by the Canadian Government’s Office of the Superindendent of Financial Institutions (“OSFI”). OSFI generally expects property and casualty insurance companies to maintain at least a 150% minimum capital test, which calculates capital adequacy. Omega has established procedures and controls to gain reasonable assurance that it is in compliance with all relevant laws, rules and regulations.

Expected Relationship between RRL and Omega

The Company expects OFSI will approve the Company’s acquisition of Omega in the first quarter of 2015. On the closing of the acquisition, the Company’s wholly owned subsidiaries will include Omega, a Canadian insurance company, and RRL, a Bermuda reinsurance company. The Company expects Omega and RRL will operate substantially independently of each other, continue their separate business activities and operations, and maintain their distinct legal and governance structures as described above and elsewhere in this Form 20-F. As a reinsurance company, we expect RRL may pursue underwriting reinsurance risks of Omega that are otherwise within RRL’s underwriting guidelines. Such reinsurance contracts between RRL and Omega, if any, will be written on terms and conditions that Omega would offer to and write with third party reinsurers. The Company does not expect that reinsurance contracts written between Omega and RRL, if any, will be limited by the respective regulatory authorities in Canada and Bermuda solely as a result of the Company’s common ownership of Omega and RRL.

Normal Course Issuer Bid

On September 8, 2014, we announced that we intend to make a normal course issuer bid for up to 311,000 of our issued and outstanding common shares, which is approximately 8.6% of our currently outstanding common shares. All common shares we purchase under the bid will be purchased at the prevailing market price, returned to treasury and cancelled. As of February 28, 2015, we had repurchased 103,000 common shares pursuant to the normal course issuer bid and returned to the treasury and cancelled 43,500 common shares.

C.	Organizational Structure

Our inter-corporate structure following the completion of the Arrangement is as follows:

A list of our subsidiaries is attached as Exhibit 8.1 to this Registration Statement.

D.	Property, Plants and Equipment

We own office and warehouse space at 11521 North Warren Street, Hayden, Idaho 83835. We lease office space at 25 Church Street, Hamilton HM12, Bermuda and 1200 - 750 West Pender Street, Vancouver, British Columbia, Canada V6C 2T8. We sublease the entire Vancouver, British Columbia office space to an unrelated third party.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following completion of the Arrangement, we have begun to transition our business to primarily conduct reinsurance business through RRL, our wholly-owned subsidiary. As a result of this transition, we have a limited operating history as a reinsurer and are exposed to volatility in our results of operations. Accordingly, investors are cautioned that period to period comparisons of our prior results of operations may not be meaningful.

A.	Operating Results

Till Capital Ltd.

Seven Months Ended September 30, 2014 compared to the Six Months ended August 31, 2013

Explanatory Note

On April 17, 2014, we completed the Arrangement, whereby we transitioned from a development stage resource exploration company to a reinsurance company. Accordingly, our financial statements for the seven months ended September 30, 2014 included our operations (i) as a resource exploration company before the Arrangement and (ii) as a reinsurance company after the Arrangement.

We changed our fiscal year end from February 28, which was the fiscal year end of AMB, to December 31. Accordingly, the current period condensed consolidated interim financial statements are for the seven month transition period ended September 30, 2014. Our unaudited condensed consolidated interim financial statements for the seven months ended September 30, 2014 incorporate the financial statements of the entities controlled by the Company, including, among others, GPY and SPD. Prior to the arrangement, we did not control GPY and SPD and therefore did not consolidate their financial statements with ours. Accordingly, we have included a discussion of the results of operations for our significant subsidiary, SPD, for its last fiscal year ended May 31, 2014, during which period SPD’s results were not consolidated into our financial statements.

Summary of Quarterly Results

	2014(1)			Year Ended February 28, 2014			Year Ended February 28, 2013
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net Revenue	(2,017,298)	2,894,934	—	—	—	—	—	—
Net income (loss) for Till Capital shareholders	(3,761,127)	1,990,669	(24,739,054)	12,089,494	(2,811,677)	(6,192,454)	(40,119,844)	(2,531,679)
Basic and diluted income (loss) per share of Till	(1.04)	0.69	(13.72)	6.70	(1.60)	(3.86)	(26.22)	(1.68)

(1)	Due to the change in our fiscal year to December 31, the results for Q1 are for the four months ended June 30, 2014.

Results of operations for the seven months ended September 30, 2014 compared to the six months ended August 31, 2013

The loss for the period decreased by $6,910,076 to $2,094,056 (2013 loss $9,004,132). Individual items contributing to this decrease in the loss are as follows:

•

Realized gain on investments increased to $2,395,028 (2013 – $13,168) as a result of the Company selling appreciated marketable securities and trading activity by Till Management Co. and Courant. The Company’s April 2014 reorganization, including the acquisition of the cash and securities from Kudu, resulted in cash for investing to support its entry into the reinsurance markets.

•

Net change in unrealized loss on held for trading investments was $933,443 as the Company’s reorganization, including the acquisition of the cash and securities from Kudu, resulted in cash for investing to support its entry into the reinsurance markets. There was no trading activity in the prior comparative period.

•	Ordinary investment expense of $638,119 (2013 – $nil) is primarily costs associated with investment management as well as commissions, interest and dividends paid.

•

Interest and other income was $54,174 (2013 - $nil) as the Company’s reorganization, including the acquisition of the cash and securities from Kudu, resulted in cash for investing to support its entry into the reinsurance markets.

•	Transaction costs related to the reorganization were recorded at $517,989 compared to nil in 2013.

•	Depreciation costs decreased by $95,924 to $267,681 (2013 - $363,605) as the Company sold exploration and mining equipment related to the Brewery Creek project.

•

General and administrative expenses increased by $973,988 to $ 2,115,745 (2013 - $1,141,757) partially as a result of the consolidation of SPD and RTZ after the Company acquired controlling interest in those companies in April 2014. Additionally, travel related to the company being domiciled in Bermuda, due diligence work on acquisitions and special projects, legal expenses, printing and promotional costs related to branding of the new Company name and website, and having one extra month of costs in the current period compared to the prior period all contributed to the increase.

•

Staff costs decreased by $452,731 to $916,057 (2013 – $1,368,788) as a result of the closure of the Yukon operations exploration activities in 2013, including severance and related costs included in the 2013 period, offset slightly by seven month period reported for 2014 compared to six month period in 2013.

•	Stock-based compensation decreased by $54,332 to $298,888 (2013 – $352,220) reflecting lower share price of the Company’s common shares.

•

Loss on equity investment in associates was $nil in the current period (2013 - $463,895) as the Company’s previously held investment in associates are consolidated with the Company’s current period financial statements following the Company’s acquisition of controlling interests in those companies in April 2014.

•

Write off of mineral interests decreased by $220,530 to $1,211,365 (2013 - $1,431,895) primarily as a result of write off of $974,538 of costs related to the Adelaide Tuscarora property due to the termination of option agreement by Wolfpack in the current period, compared to write-offs in the prior period related to Taylor, Angels Camp, and Brewery Creek.

•

Gain on disposal of property, plant and equipment increased to $11,997 (2013 – loss of $415,572) as the prior period included losses on disposal of equipment primarily associated with exploration activities prior to the reorganization of the Company in April 2014.

•	Unrealized gain on derivative of $207,662 (2013 – loss of $1,004,654) results from the mark-to-market of convertible loans to GPY prior to the reorganization when GPY was not consolidated.

•	The foreign exchange loss increased to $425,763 (2013 – $292,129) primarily as a result of the weakening of the Canadian dollar compared to the US dollar.

•

Write down of investment in associates of $1,842,365 in 2013 results from the write-downs of investments in SPD and RTZ to the fair value of the shares held. SPD and RTZ were fully consolidated in the current period as a result of the Company’s acquisition of controlling interests in the companies in April 2014.

•	In 2013, the Company incurred interest and accretion expense of $650,485 related to a secured loan that was retired in November 2013 and, accordingly, there was no interest or accretion expense in the current period.

•	Other adjustments decreased by $406,093 to $32,432 (2013 - $438,252) primarily due to unrealized losses on marketable securities incurred in 2013. Gains and losses from the Company’s marketable securities were not classified as income items prior to the reorganization of the Company in April 2014 when the Company was an exploration stage enterprise.

•	Deferred income tax recovery of $2,594,565 is the result of the carry back of the current period U.S. tax loss recognized on the sale of Nevada Royalty Corp., which fully offsets the U.S. tax liability on gains from sales of U.S. royalty properties recognized in the prior year. The loss on the sale of Nevada Royalty Corp. occurred as part of our reorganization in April 2014.

Comprehensive income for the period includes an unrealized loss on cumulative translation adjustment of $10,956 offset by a gain on unrealized available for sale investments of $191,360 and a $347,252 adjustment to fair market value for investment in associates that are now consolidated. The overall loss in other comprehensive income of $1,566,400 compares to an overall loss in the prior period of $8,984,814, or an increase of $7,418,414 as a result of the above items.

Cash flows for the seven months ended September 30, 2014 compared to the six months ended August 31, 2013

Cash outflows from operating activities increased by $2,469,875 to $4,733,556 (2013 – $2,263,681) primarily due to a decrease in accounts payable as the Company’s cash position allowed it to pay down vendor balances. Additionally there were increases in operating costs including $517,989 of transaction costs paid for the reorganization, and general and administrative expenses.

Cash inflows from investing activities increased by $15,627,219 to $14,313,704 (2013 – cash outflow of $1,313,515) primarily due to proceeds from the sale of royalties in 2013 received in the current period of $15,286,520.

Cash inflows from financing activities increased by $6,052,412 to $10,118,231 (2013 – $4,065,819) primarily due to cash received from Kudu in the reorganization transaction of $10,158,533, partially offset by proceeds from private placements of common shares in March and June of 2013.

Financial Position

The increase in cash of $20,339,753 to $23,221,561 (February 28, 2014 - $2,881,808) is primarily due to the collection of the $15,530,535 receivable on the sale of royalties from 2013 and cash received from Kudu in the reorganization transaction.

Investments increased by $17,909,541 to $18,797,000 (February 28, 2014 - $887,459) primarily as a result of $6.3 million of securities received from Kudu in the reorganization. Additionally, see securities sold, not yet purchased below for an offsetting amount of $10,828,840.

Receivables decreased by $16,946,643 to $103,691 (February 28, 2014 - $17,050,334) due to the receipt of cash on the receivable from the 2013 sale of royalties, and the conversion to shares on short term convertible notes receivable from GPY.

Investment in associates of $nil (February 28, 2014 - $2,379,939) is result of the reorganization whereby we gained control of SPD and GPY, which entities were previously classified as investment in associates and the inclusion of Wolfpack in investments.

Property, plant and equipment decreased by $1,238,596 to $5,744,013 (February 28, 2014 - $6,982,609) primarily due to valuation adjustments related to our reorganization.

Royalty and mineral interests increased by $10,210,104 to $16,915,545 (February 28, 2014 - $6,705,441) primarily due to the consolidation of the mineral interests of SPD and GPY of approximately $10.5 million. This increase was partially offset by impairment losses of approximately $1.4 million related to the Adelaide Tuscarora property.

Other assets (which include reclamation bonds, intangibles, and prepaid expenses) increased by $588,438 to $1,596,695 (February 28, 2014 - $1,008,257), primarily as a result of our purchase of RH and the underlying Bermuda Class 3A insurance license of RRL.

Accounts payable and accrued liabilities decreased by $1,270,705 to $859,253 (February 28, 2014 - $2,129,958) due to the payment in the current period of outstanding payables arising from transaction costs incurred associated with the reorganization.

Securities sold, not yet purchased, at fair value were $10,828,840 as a result of trading positions at the end of the period (February 28, 2014 - $nil). The reorganization resulted in active investment trading strategies to support our entrance into the reinsurance business, including commitments to sell securities not yet purchased. Additionally, see the increase in investments above for an offsetting amount.

Deferred income tax liability was reversed to $nil in the period (February 28, 2014 - $2,636,000) as the liability from gain on sale of royalties was offset by the loss on sale of Nevada Royalty Corp.

Debt and finance leases of $381,326 (February 28, 2014 - $421,626) represent principal reductions of the Hayden office building note and equipment financing leases.

The increase in share capital to $135,703,086 (February 28, 2014 - $118,638,512) is a result of the reorganization transactions and purchase of Kudu assets in exchange for shares of Till.

The increase in contributed surplus of $101,408 to $10,129,730 (February 28, 2014 - $10,028,322) is attributable to the fair value of stock options expensed during the year.

Accumulated other comprehensive income of $1,832,993 (February 28, 2014 income of $1,305,336) results from a decrease in the cumulative translation adjustment on consolidation with subsidiaries using different functional currencies, offset by an increase in the market value of investments designated as available-for-sale, as well as our recognition of gain for change in fair value for investment in associate now fully consolidated.

Americas Bullion Royalty Corp.

Year Ended February 28, 2014 compared to the year ended February 28, 2013

Results of operations for the year ended February 28, 2014 compared to the year ended February 28, 2013

The net loss for the year decreased by $26,687,619 to $21,653,691 (2013 - $48,341,310). Individual items contributing to this decrease in the net loss are as follows:

•	Depreciation costs decreased by $268,173 to $638,119 (2013 - $906,292) as AMB has disposed of equipment associated with the Brewery Creek project during the year.

•

General and administrative expenses increased by $793,383 to $3,286,519 (2013 - $2,493,136) as a result of higher legal fees incurred in preparing for the April 2014 reorganization, the sale of the royalties to Orion and retirement of the debt facility in November 2013, which were greater than the fees incurred in the prior year with respect to the Wolfpack transaction and securing the debt facility.

•

Staff costs decreased by $927,447 to $2,606,993 (2013 - $3,534,440) as a result of a cutback in personnel supporting a reduced level of exploration activities and severance costs associated with the 2013 closure of the Vancouver office.

•

Stock-based compensation decreased by $934,425 to $395,177 (2013 - $1,329,602) reflecting lower share price and cut backs in staff levels, partially offset by the effect of an amendment to AMB’s stock option plan to lower the exercise price of previously issued stock grants.

•

Write off of mineral interests of $35,608,923 (2013 - $40,718,193) results from the write-off of $1,298,963 of costs incurred in the current period at the Brewery Creek project, and impairment losses with respect to the Brewery Creek Project, the Gold Dome and Grew Creek properties of $17,538,777, $3,392,055 and $4,136,275, respectively, in the Yukon, as well as $2,565,181 with respect to the Adelaide property in Nevada. In 2013, the write-off includes $16,213,050 related to the Brewery Creek Project, the impairment loss of $7,835,612 related to the Taylor, Nevada property, and AMB writing off the Clear Creek ($3,692,165) and Livingstone ($4,353,291) properties, and portions of the Rogue and Selwyn properties after analysis of drilling results. The write-offs stem primarily from significant decline in precious metal market prices and overall depressed conditions in the resource sector, as well as strategic management decisions to drop certain properties. We do not expect to incur significant write offs or impairment losses with respect to mineral interests in future periods as we believe the resource sector conditions have substantially bottomed out and the net recoverable amounts of mineral interests are not expected to decline further. However, the resource sector is volatile by nature. If we are unable to sell or otherwise divest of these interests, the money spent on exploration may never be recovered, and we could incur additional write-offs and impairment losses. Conversely, if there is a recovery in the resource sector, we may recognize gains of previously recorded impairment losses in accordance with the International Financial Reporting Standards.

•

Write off of property, plant and equipment of $2,378,772 (2013 – $793,278) includes approximately $2.1 million relating to the Taylor and Humboldt Mill sites in Nevada to their realizable value; the prior year write- off comprises the $793,278 write-down of the Humboldt Mill site. We do not expect to incur significant write-offs of property, plant and equipment in future periods as we believe the resource sector conditions have substantially bottomed out and the net recoverable amounts of property, plant and equipment are not expected to decline further. However, the resource sector is volatile by nature. If we are unable to sell or otherwise divest of these properties, the money spent on exploration may never be recovered, and we could incur additional write-offs and impairment losses. Conversely, if there is a recovery in the resource sector, we may recognize gains of previously recorded impairment losses in accordance with the International Financial Reporting Standards.

•

Gain on the sale of mineral interests of $17,766,311 (2013 - loss of $748,784) is due primarily to the sale of 18 royalty interests to Orion, partially offset by the loss on the sale of the Angels Camp property.

•	Royalty income of $18,598 (2013 - $884,656) decreased by $866,058 due to the sale of the royalty interests to Orion in 2014.

•	The foreign exchange loss of $383,805 (2013 - $276,509) results mainly from the conversion of US account balances to CAD for reporting purposes.

•	Gain on settlement of debt of $11,440,346 is from the lenders exercise of an option to purchase 18 royalty interests from AMB.

•	Realized gain on sale of investments of $20,164 (2013 - loss of $588,437) results from AMB selling marketable securities to fund exploration and administration expenditures.

•	Loss on investments held-for-trading of $24,707 (2013 - $230,720) results from the mark-to-market at period- end of investments designated as held-for-trading.

•	Impairment loss on available-for-sale investments of $448,354 (2013 - $2,769,475) results from the write-down of securities where the decline in value was determined to be other-than-temporary.

•	Loss on equity investment in associates of $1,490,275 (2013 - $1,630,448) results from AMB’s share of SPD, Wolfpack and Redtail losses for the year.

•

Write down of investment in associates of $600,608 (2013 - $970,083) results from the write-downs of the investments in SPD, Wolfpack and Redtail to the fair value of the shares held at the end of the year.

•	Interest and accretion expense of $1,209,939 (2013 - $474,324) results primarily from costs associated with the Red Kite loan which was secured September 2012 and retired November 2013.

•	Current income tax recovery of $748,317 (2013 - $688,272) relates to the recovery of the prior year over- provision in the current year.

•

Deferred income tax liability of $2,636,000 (2013 - recovery of $7,762,526) results primarily from the AMB’s sales of royalty properties. The prior year recovery is a result of the tax effect of the AMB’s renunciation of tax deductions to the holders of flow-through shares during the period, as well as the tax effect of the impairment losses and write-downs of mineral properties during the period, which result in the elimination of deferred tax liabilities associated with the properties.

Comprehensive loss for the year includes an unrealized gain on investments amounting to $47,049, the AMB’s share of comprehensive gain of associates of $225,604, and a cumulative translation adjustment of $2,413,937, as compared to an unrealized gain on investments of $341,800, the AMB’s share of other comprehensive loss of associates of $45,055, and a cumulative translation adjustment of $32,063 in the previous year. This has arisen on the mark-to-market of investments at the year-end and translation and consolidation of subsidiaries that have a different functional currency than AMB.

Cash flows for the year ended February 28, 2014 compared to the year ended February 28, 2013

Cash outflows from operating activities decreased by $1,087,047 to $3,783,358 (2013 - $4,870,405) primarily due to refunds of HST and US income taxes in the current year, offset by lower royalty payments compared to the prior year. The decrease was also partially offset by higher legal expenses associated with settlement of the Red Kite debt facility and preparing for the April 2014 reorganization plan during the current year, which were greater in total than legal fees associated with Wolfpack transaction and securing the Red Kite debt facility in the prior year.

Cash inflows from investing activities decreased by $18,446,445 to $1,935,778 (2013 - cash outflow of $16,510,667) due to decreased work on mineral interests as AMB significantly curtailed its exploration activities compared to the prior year, and to the sale of certain royalty interests to Orion in 2014, partially offset by the purchase of Springer Mining Company in 2014 and lower proceeds from the sale of investments compared to the prior period.

Cash inflows from financing activities decreased by $16,226,856 to $3,972,798 (2013 - $20,199,654). The current year inflow is due to two private placement financings of $2.4 million and $2.1 million, respectively, which in total were lower than proceeds from a private placement and proceeds from the new Red Kite debt facility in the prior year. Additionally, the decrease was partially offset by higher payments for capital leases during the current year compared to 2013.

Year Ended February 28, 2013 compared to the year ended February 29, 2012

Results of operations for the year ended February 28, 2013 compared to the year ended February 29, 2012

The net loss for the year increased by $36,566,385 to $48,341,310 (2012 - $11,774,925). Individual items contributing to this increase in the net loss are as follows:

•

Depreciation costs increased by $468,167 to $906,292 (2012 - $438,125) as AMB acquired additional depreciable fixed assets since the prior year, including an office building in Hayden, Idaho for US $442,000.

•	Directors’ fees decreased by $45,048 to $98,525 (2012 - $143,573) as a result of the timing of payment of quarterly fees in 2013 and 2012.

•

General and administrative expenses decreased by $354,445 to $2,394,612 (2012 - $2,749,057) as a result of closure of the Vancouver office and a lower level of activity associated with reduced exploration activity, offset in part by higher legal fees related to the Wolfpack and Red Kite transactions.

•

Staff costs increased by $328,070 to $3,534,440 (2012 - $3,206,369) as a result of severance costs of $896,000 associated with the closure of the Vancouver office, partially offset by a cutback in personnel supporting a reduced level of exploration activities.

•

Stock-based compensation decreased by $465,307 to $1,329,602 (2012 - $1,794,909) reflecting lower share price and cut backs in staff levels, partially offset by the effect of an amendment to AMB’s stock option plan to lower the exercise price of previously issued stock grants.

•

Write off of mineral interests of $41,511,471 (2012 - $4,998,914) results from the impairment loss of $16,213,050 related to the Brewery Creek Project, the impairment loss of $7,835,612 related to the Taylor, Nevada property, and our writing off the Clear Creek ($3,692,165) and Livingstone ($4,353,291) properties, and portions of the Rogue and Selwyn properties after analysis of drilling results.

•

Loss on the sale of mineral interests of $748,784 (2012 - gain of $2,882,292) is primarily due to the sale of mineral properties to Wolfpack during the period. The gain in 2012 results primarily from the sale of mineral interests to SPD.

•	Royalty income of $884,656 (2012 - $799,762) increased by $84,894 as a result of an advance royalty AMB received from our Quitovac property during the period which was not received in 2012.

•	The foreign exchange loss of $276,509 (2012 - gain of $117,723) results mainly from the conversion of US loan balances to Cdn$ for reporting purposes.

•	Interest income of $34,619 (2012 - $81,662) comprises interest on cash held with banking institutions and has decreased as a result of lower average cash balances compared to the previous year.

•	Realized loss on investments of $588,437 (2012 - gain of $1,022,983) results from AMB’s sale of marketable securities to fund exploration and administration expenditures during the year.

•	Loss on investments held-for-trading of $230,720 (2012 - $30,468) results from the mark-to-market at period- end of investments designated as held-for-trading.

•

Write down of investment in associates of $970,083 (2012 - $1,856,910) results from the write-downs of the investments in SPD, Wolfpack and Redtail to the fair value of the shares held at the end of the year.

•	Impairment loss of available-for-sale investments of $2,769,475 (20123 - $nil) results from the write-down of securities where the decline in value was determined to be other-than-temporary.

•	Loss on gold bullion of $17,250 (2012 - gain of $47,705) results from the mark-to-market at period-end of gold bullion held by AMB.

•	Interest and accretion expense of $508,943 results primarily from costs associated with the Red Kite loan which was secured September 2012.

•	Loss on equity investment in associates of $1,630,448 (2012 - $600,840) results from AMB’s share of SPD, Wolfpack and Redtail losses for the year.

•	Current income tax recovery of $688,272 (2012 - $1,213,269) relates to the recovery of the prior year over- provision in the current year.

•

Deferred income tax recovery of $7,762,526 (2012 - $320,095) is a result of the tax effect of our renunciation of tax deductions to the holders of flow-through shares during the period, as well as the tax effect of the impairment losses and write-downs of mineral properties during the period, which result in the elimination of deferred tax liabilities associated with the properties.

Comprehensive loss for the year includes an unrealized gain on investments amounting to $341,800, our share of comprehensive loss of associates of $45,055, and a cumulative translation adjustment of $32,063, as compared to an unrealized loss on investments of $531,376, our share of other comprehensive loss of associates of $230,583, and a cumulative translation adjustment of $126,998 in the previous year. This has arisen on the mark-to-market of investments at the year-end and translation and consolidation of subsidiaries that have a different functional currency than AMB.

Cash flows for the year ended February 28, 2013 compared to the year ended February 28, 2012

Cash outflows from operating activities decreased by $2,340,637 to $4,870,405 (2012 - $7,211,042) primarily due decreased administrative and other costs to support a lower level of exploration activities compared to the prior year.

Cash outflows from investing activities decreased by $14,540,885 to $16,510,667 (2012 - $31,051,552) due to decreased work on mineral interests as we focused its exploration activities only on the Brewery Creek project in 2013, and to there being no purchases of marketable securities and investments during the 2013 period. We also received less proceeds from the sale of mineral properties in 2013 compared to 2012 when we completed the sale of mineral interests to SPD.

Cash inflows from financing activities decreased by $15,447,662 to $20,199,654 (2012 - $35,647,276). The current year inflow is due to proceeds from a private placement and proceeds from the new Red Kite debt facility, which in total were lower than the inflow from two private placements and the exercise of options and warrants in the prior year.

Silver Predator Corp.

Year Ended May 31, 2014 Compared to the Year Ended May 31, 2013

Results of Operations for the year ended May 31, 2014 compared to the year ended May 31, 2013

The net loss for the year was $9,325,843 compared to a net loss in the prior year of $5,800,632. Individual items contributing to the increase in net loss of 3,525,211 are as follows:

•	Consulting and management fees decreased by $80,412 to $123,177 (2013 - $203,589) due to reduced rates charged by the company consultants.

•	General and administrative expenses decreased by $51,759 to $41,453 (2013 - $93,212) due to decreased administrative activity by SPD in the current year.

•	Filing costs increased by $62,495 to $84,322 (2013 - $21,827), mainly related to the acquisitions and private placements that occurred during the year.

•	Professional fees decreased by $88,699 to $104,205 (2013 - $192,904) as a result of a decrease in legal costs related to general corporate activity.

•

Salaries and wages decreased by $81,957 to $9,927 (2013 - $91,884) due to decreased staffing: in the prior period, these costs were paid for various administrative employees, including a corporate secretary and accounting staff, under a terminated cost-sharing agreement under which SPD was provided with the use of office space, office and administrative resources and technical services, on a cost recovery basis.

•	Stock-based compensation of $179,602 (2013 - $227,003) reflects the recognition of stock option expense that is reduced in the current period as a result of a decrease in stock option grants.

•	Travel decreased by $55,362 to $6,118 (2013 - $61,480) due to decreased investor relations activity as well as decreased efforts to promote SPD and financing activities.

•

Write off of resource properties of $9,191,170 (2013 - $4,998,270). During the year, SPD wrote off the Grayling, Zap, Touchdown, Pigskin, Shar, McBride, and Magistral. Furthermore the Company recorded a writedown for Treasure Hill, Pinchot, Illinois Creek, Cordero and Cornucopia, to reflect current assessments of fair value for these properties. During 2013, SPD wrote off the Staking, Rusty, Hy, Flip and Plata properties.

•	Write down of investments of $25,000 (2013 - $ 509,988) in the current year results from the write down of the investment in Hy Lake Gold Inc.

•	Foreign exchange gain of $46,887 (2013 - loss of $6,025) increased in the current year due mainly from the conversion of US monetary item balances to Cdn$ for reporting purposes.

•	Interest expense of $65,514 (2013 - income of $5,479) is mainly related to the promissory note issued to AMB as a part of the consideration for the acquisition of Springer Mining Corporation.

The comprehensive loss for the period includes $nil unrealized loss on available for sale marketable securities compared to $65,012 in the previous year. This has arisen from the mark to market of marketable securities at the year-end. Comprehensive loss also includes the cumulative translation adjustment of one of the subsidiaries belonging to SPD.

Cash Flows for the year ended May 31, 2014 compared to the year ended May 31, 2013

Cash outflows from operating activities decreased by $181,941 to $248,859 (2013 - $430,800) primarily due a decrease in working capital requirements.

Cash outflows from investing activities decreased by $340,889 to $550,671 (2013 - $891,560) due primarily to the decrease in acquisition and exploration expenditures for the mineral properties as compared with the prior year.

Cash inflows from financing activities decreased by $386,388 to $658,287 (2013 - $1,044,675) due to less financing during the current fiscal year.

Omega Insurance Holdings Inc.

Nine Months Ended September 30, 2014 Compared to the Nine Months Ended September 30, 2013

Results of Operations for the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013

The comprehensive income for the period was $201,000 compared to a comprehensive loss in the prior period of $238,000.  Individual items contributing to the change in comprehensive income of $439,000 are as follows:

Net insurance premiums earned increased by $3,316,000 to $18,176,000 (2013 - $14,860,000) due to increased insurance business written by the company’s brokers.

Consulting and management fee income increased by $6,000 to $406,000 (2013 - $400,000) due to an increase in the number of consulting and management clients.

Net investment income decreased by $68,000 to $488,000 (2013 - $556,000) due to a decreasing investment portfolio, and due to decreased interest rates.

Net claim and adjusting expenses increased $2,083,000 to $10,171,000 (2013 - $8,088,000) due to the increased insurance business written by the company’s brokers.

Policy acquisition expenses increased $1,225,000 to $7,588,000 (2013 - $6,363,000) due to the increased insurance business written by the company’s brokers.

Operating and administrative expenses decreased $79,000 to $1,219,000 (2013 - $1,298,000) due to a decrease in professional fees and salaries and benefits.

Income tax expenses increased $14,000 to $15,000 (2013 – $1,000) due to the increase in net income.

The comprehensive loss for the nine months ended September 30, 2014 includes $168,000 of unrealized gains ($124,000 net of income taxes) on available for sale marketable securities compared to $413,000 of unrealized losses for the nine months ended September 30, 2013 ($304,000 net of income taxes).

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Results of Operations for the year ended December 31, 2013 compared to the year ended December 31, 2012

The comprehensive income for the year was $160,000 compared to a comprehensive loss in the prior year of $1,406,000. Individual items contributing to the increase in comprehensive income of 1,566,000 are as follows:

•
Net insurance premiums earned increased by $1,422,000 to $20,169,000 (2012 - $18,747,000) due to increased insurance business written by the company’s brokers, offset by a decrease in loss portfolio transfer premiums.

•	Consulting and management fee income increased by $78,000 to $562,000 (2012 - $484,000) due to an increase in the number of consulting and management clients.

•
Net investment income decreased by $751,000 to $734,000 (2012 - $1,485,000) due to a decreasing investment portfolio, decreased interest rates, and due to the fact that in 2012 investments with $680,000 of unrealized gains were sold.

•
Net claim and adjusting expenses decreased $3,052,000 to $10,335,000 (2012 - $13,387,000) due to changes in the commission rates on one of the Company’s significant fronting programs, and due to a decrease in adverse development on prior year insurance claims.

•

Policy acquisition costs increased $2,155,000 to $8,704,000 (2012 - $6,549,000) due to increased insurance business written by the company’s brokers, and due to changes in the commission rates on one of the Company’s significant fronting programs.

•	Operating and administrative expenses decreased $104,000 to $1,814,000 (2012 - $1,918,000) due to a decrease in consulting expenses.

•	Income tax expenses increased $518,000 to $163,000 (2012 - ($355,000)) due to the increase in net income.

The comprehensive loss for the 2013 includes $397,000 of unrealized loss ($289,000 net of income taxes) on available for sale marketable securities compared to $140,000 of unrealized losses in 2012, and $680,000 of realized gains reclassified to net income (combined $623,000 net of income taxes).

Cash Flows for the year ended December 31, 2013 compared to the year ended December 31, 2012

Cash inflows from operating activities decreased by $2,958,000 to ($2,702,000) (2012 - $256,000) due to an increase in insurance claim payments.

Cash inflows from investing activities increased by $3,632,000 to $2,442,000 (2012 - ($1,190,000) due to the sale of investments required to make the increased insurance claim payments.

Cash outflows from financing activities decreased by $220,000 to $Nil (2012 - $220,000) as no shares were repurchased in 2013.

B.	Liquidity and Capital Resources

At September 30, 2014, the Company had working capital of $30,434,159, including cash of $23,221,561, as compared to a working capital of $16,053,643, including cash of $2,881,808 at February 28, 2014. Also included in working capital, at September 30, 2014, were investments with a market value of $18,797,000 (February 28, 2014 - $887,459) offset by securities sold not yet purchased of $10,828,840. The Company has no meaningful long term debt. We expect to invest in business acquisitions that will require additional capital, including the Omega Acquisition. We do not presently anticipate that we will incur any material indebtedness in the ordinary course of our business other than temporary borrowing directly related to the management of our investment portfolio. However, to provide us with timely access to public capital markets should we require additional capital for working capital, capital expenditures, acquisitions or other general corporate purposes, we intend to file a U.S. exchange listing to broaden our access to capital markets. We cannot assure you that the restricted voting shares will be approved for listing on any U.S. stock exchange.

C.	Research and Development, Patents and Licenses, etc.

We do not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses other than mining exploration of properties held by SPD and NTR. For the seven months ended September 30, 2014, SPD incurred exploration costs of $610,206. For the three years ended February 28, 2014, AMB and SPD have incurred exploration costs of $40,054,091 and $5,250,529, respectively.

D.	Trends and Outlook

The reinsurance markets in which we expect to operate have historically been cyclical. During periods of excess underwriting capacity, as defined by the availability of capital, competition can result in lower pricing and less favorable policy terms and conditions for insurers and reinsurers. During periods of reduced underwriting capacity, pricing and policy terms and conditions are generally more favorable for insurers and reinsurers. Historically, underwriting capacity has been affected by several factors, including industry losses, the impact of catastrophes, changes in legal and regulatory guidelines, new entrants, investment results (including interest rate levels) and the credit ratings and financial strength of competitors.

We anticipate writing new premiums to modestly outpace claims paid in an effort to grow the business. We realize that, in the early years of our operation as a reinsurance company, the possibility of “netting” whereby new premiums are used to pay outstanding claims within the same period is unlikely. As such, we will maintain flexibility in the liquidity of investible assets and/or excess capacity in letters of credit to maintain sufficient available assets to cover claim payments. Also, it is highly probable that the cedants will require letters of credit to become available should we fail to pay claims in a timely manner.

The reinsurance market is well established and very competitive with both mature and new companies participating in the marketplace. The market exhibits periodic cycle of soft and hard pricing, which we must consider in the underwriting of its reinsurance business. While our proposed focus on high frequency, low severity reinsurance business combined with a focused asset strategy is in many ways a direct response to these market and competitive pressures, our performance will depend on its ability to address these forces over time.

We are entering the reinsurance business at a time when reinsurance capital is at its highest. According to Aon Benfield, these “record levels of reinsurer capital and continued building interest from alternative capital investors have pushed the margins on reinsurance risks lower at June and July renewals. The margins that can be earned on some reinsurance programs are now at their lowest levels for a generation, which shows just how soft this market is compared to some others seen in the last decade.” We are finding our own market niche in acquisitions, such as Omega, and agreements with MSRE to generate underwriting income. Additionally, our investment strategies and innovative processes developed at Courant will be a key aspect to generating future profitability.

Our short term investment strategy in the natural resource sector remains defensive. We view the sector as being prone to continued weakness due to lackluster commodity prices and a lack of new funding to advance projects. The working capital of many companies continues to decline, which creates significant investment opportunities for Till, as a capital provider, to invest in select equities or high quality projects with potentially significant long term value. These investments may include joint ventures, royalty interests, equity investments, mining and mineral projects, debt financing arrangements and other structured investments with holding periods expected to range from one to three years. We expect the percentage of our investments allocated to this strategy to range between 10% and 30% of our portfolio.

E.	Off-Balance Sheet Arrangements

As of September 30, 2014, we had no off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table lists in Canadian Dollars as of February 28, 2014 information with respect to our known contractual obligations.

Payments due by period (in thousands of dollars)
		Less than			More than
Contractual Obligations	Total	1 year	1 - 3 years	3 - 5 years	5 years
Long-Term Debt Obligations	$385,636	$63,672	$321,964	—	—
Capital (Finance) Lease Obligations	$35,990	$18,023	$17,967	—	—
Operating Lease Obligations	$985,784	$328,457	$657,327	—	—
Total	$1,407,410	$410,152	$997,258	—	—

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors

The table below details the names of, and information about our directors:

Name	Age	Position
William M. Sheriff	56	Chairman and Chief Executive Officer
William B. Harris	68	Director
Wayne Kauth	81	Director
Joseph K. Taussig	69	Director
Blair Shilleto	56	Director
Thomas Skimming	80	Director
Barry Rayment	69	Director
David Atkins	79	Director

The term for each director expires at our next annual meeting or at such time his successor is appointed and qualified, upon ceasing to meet the qualifications for election as a director, or upon death, removal or resignation.

William M. Sheriff, Chairman

William Sheriff, a resident of British Columbia, Canada, is an entrepreneur and visionary with over 30 years’ experience in the minerals industry and the securities industry. Mr. Sheriff co-founded and presently serves as Chairman and Chief Executive Officer of Till Capital Ltd. Prior to founding Till Capital Ltd. and its predecessor Golden Predator Corp. Mr. Sheriff was a pioneer in the uranium renaissance as co-founder and Chairman of Energy Metals Corp., and was responsible for compiling the largest domestic uranium resource base in US history before the company was acquired by Uranium One Corp for $1.8 billion. Mr. Sheriff also serves as Chairman of Timberline Resources Corporation, enCore Energy Corp. and Silver Predator Corp., and is a Director of Western Lithium USA Corporation and Co-Chairman of Golden Predator Mining Corp. In addition to serving as Chairman of Energy Metals Corp., Mr. Sheriff previously served as Chairman of EMC Metals Corp. and as a Director of Uranium One Inc., Midway Gold Corp., Eurasian Minerals Inc. and Starcore International Mines Ltd.. Mr. Sheriff was also a registered representative holding positions with A.G.Edwards and Mitchum Jones and Templeton in addition to having his own securities firm. Mr. Sheriff holds a BSc degree (Geology) from Fort Lewis College, Colorado and an MSc in Mining Geology from the University of Texas-El Paso and owns one of the largest privately held mining databases in the world.

William B. Harris, Director

William Harris is a partner in Solo Management Group, LLC, an investment and management consulting partnership. Mr. Harris is currently a member of the Boards of Directors and Audit Committees of Till Capital Ltd., EMC Metals Corp., enCore Energy Corp. and Silver Predator Corp. He was previously a board member of Energy Metals Corporation, Chairman and Executive Committee member of the American Fiber Manufacturers Association, and President and Chief Executive Officer of Hoechst Fibers Worldwide, the global acetate and polyester business of Hoechst AG. At Hoechst Fibers Worldwide, Mr. Harris managed the business' $5 billion operation, comprised of 21,000 employees and production locations in 14 different countries. Other positions within Hoechst and its subsidiaries included Chairman of the Board (Presidente del Consejo) of Celanese Mexicana SA, a publicly-traded company in Mexico; Vice President, Finance and Executive Vice President and Director of Celanese Canada Inc., a publicly-traded company in Canada; and Vice President and Treasurer and Chairman of the Audit Committee of Hoechst Celanese Corporation. Mr. Harris is a graduate of Harvard College, BA in English, and Columbia University Graduate School of Business, MBA in Finance. He is a Trustee of the Williamstown (MA) Theatre Festival.

Wayne Kauth, Director

Wayne Kauth is a resident of Illinois, USA. Mr. Kauth is a consultant on various insurance matters and serves on the board of Kemper Corporation, a NYSE listed property and casualty and life and health insurer with approximately $2.5 billion in annual premiums. He is also a director of the Company. Previously, he was a partner with Ernst & Young (“E&Y”) where he practiced for 34 years and was the National Director of E&Y’s insurance practice in the U.S. He is currently an Accreditation Review Team Member for the National Association of Insurance Commissioners (“NAIC”) and has previously served on a variety of insurance industry committees and task forces for the American Institute of Certified Public Accountants, the Illinois Society of CPAs, and the NAIC. Mr. Kauth is a Certified Public Accountant, a Certified Property and Casualty Underwriter, a Certified Life Underwriter, and a Fellow in the Life Management Institute. Mr. Kauth has been an investor in Kudu since its inception. He holds both a BA and MBA from the University of Wisconsin.

Joseph K. Taussig, Director

Joseph Taussig is a resident of Kusnacht, Switzerland. Mr. Taussig is the founder of financial services company, Taussig Capital Ltd. and has been an executive of Taussig Capital Ltd. and its predecessors since 2006. Mr. Taussig is the founder of Multi-Strat Re Ltd., and he has participated in the formation of a number of insurance and reinsurance companies, including Greenlight Capital Re Ltd., which is publicly traded on NASDAQ (symbol - GLRE). Mr. Taussig has acted as a merchant banker for numerous financial services start-ups, divestitures, and acquisitions since 1990. He has taught Corporate Finance in the MBA program at the University of Southern California from 1973-1977, and has an MBA from Harvard University.

Blair Shilleto, Director

Mr. Shilleto is a resident of Hedingen, Switzerland. Mr. Shilleto is a mining and investment entrepreneur who formed and led his own mine contract company in a joint venture capacity and was subsequently involved in the resource investment industry. Mr. Shilleto is currently a consultant to the mining industry and an advisor to the resource investment sector for European based resource asset managers. He is Chairman of Redtail Metals Corp., director and member of the Audit Committee of Silver Predator Corp., and a director of the Company. Since 1976, Mr. Shilleto has managed projects for clients within the mining industry, including Cameco Corporation, Canamax Resources, Cordilleran Engineering, Geddes Resources, Minnova Inc., Peter Kiewit & Sons, Westmin Resources, Whitewater Engineering and United Keno Hill Mines.

Thomas Skimming, Director

Thomas Skimming is a resident of Ontario, Canada. Mr. Skimming is a professional geologist with over 50 years’ experience in the mineral resources industry and he has served as an officer and/or director of a number of resource companies, having broad experience worldwide. Mr. Skimming is currently a member of the Audit Committee and Compensation Committee. Mr. Skimming is currently a director of the Company and a director and Vice-President, Exploration of Romios Gold Resources Inc. He has held key roles in the discovery and development of a number of precious and base metal mineral deposits including Cullaton Lake, Shear Lake, Heninga Lake, the world class Teck-Corona Hemlo mine, and the Golden Reward, heap-leach, gold deposit in South Dakota. Mr. Skimming is a director of Appia Energy Corp. and CEO and director of MacMillan Minerals Inc. From 2001 until 2007, he served as CFO of Romios Gold. He was founder and a director and officer of Royex Gold Mining Corporation as well as a director of Corona Corporation and United Coin Mines Ltd. (which discovered and developed the Golden Reward gold mine in South Dakota). Mr. Skimming obtained a BSc degree from the University of Michigan. He has been a member of the Association of Professional Engineers of Ontario since 1971 and the Association of Professional Engineers and Geoscientists of the Province of British Columbia since 2009.

Barry Rayment, Director

Dr. Barry Rayment is a resident of California, USA. Dr. Rayment has 40 years’ experience in exploration and mine development in the Americas, Europe and Asia and is a Mining Industry Consultant. He is a director and member of the Audit Committee of the Company and of B2Gold Corp., and was formerly President and Chief Operating Officer of Bema Gold Corporation (merged with Kinross Gold Corporation) a public company listed on the TSX, American Stock Exchange (AMEX) and London Stock Exchange. Dr. Rayment obtained his PhD in Mining Geology from the Royal School of Mines, London, UK and his BSc Joint Honours, Geology & Chemistry from the University of Aston, UK. He was instrumental in the discovery of the Mesquite Gold Deposit, California for Goldfields Mining Corporation and the Refugio Gold and Cerro Casale Gold/Copper deposits in the Maricunga District of Northern Chile for Bema Gold Corporation. Dr. Rayment has been a member of the Society for Mining, Metallurgy & Exploration since 1985.

David Atkins, Director

Mr.Atkins presently serves as Chairman of CIGNA Life Insurance Company of Canada and Chairman of Omega Insurance Holdings Inc. He also serves as a Director of Nightingale Informatix Corp., a TSE Venture listed company; Director of Integrated Asset Management Inc., a TSE listed company; and Governor of Actra Fraternal Benefit Society. Mr. Atkins previously served as Chairman of Swiss Reinsurance Group in Canada; Director and Chairman of the Audit Committee of Swiss Reinsurance Group of America; Director of Kingsway General Insurance and Jevco Insurance, underwriting non-standard automobile insurance; Director and Audit Committee Chairman of Pareto Corporation, a TSE listed company; Director of Pethealth Inc., a TSE listed company, providing health insurance for companion animals; and Former Executive Committee Member of the International Insurance Society (IIS). A former Executive Partner at Coopers & Lybrand (now PricewaterhouseCoopers LLP), Mr. Atkins led its Canadian financial institutions and international insurance practices, and acted as an advisor to the insurance industry on financial reporting and mergers and acquisitions. A former Senior Advisor at Lang Michener LLP (now McMillan LLP), he provided advice regarding insurance and regulatory matters including financial reporting, mergers and acquisitions. Mr. Atkins is also considered an expert witness on insurance accounting. Mr. Atkins graduated with an MA (Law) from Oxford University.

Executive Officers

The table below details the names of, and information about, our executive officers:

Name	Age	Position
William M. Sheriff	56	President and Chief Executive Officer
Timothy P. Leybold	57	Chief Financial Officer
Kim Willey	37	Vice President, Legal (Bermuda)
Thomas McMahon	52	Treasurer
Christina Swan	43	Corporate Secretary

Timothy P. Leybold, Chief Financial Officer

Timothy P. Leybold is a resident of Washington, USA. Mr. Leybold a seasoned financial executive with over 30 years’ experience, most recently as Chief Financial Officer of AMB since January 2012. He was previously CFO for Gold Canyon Mining & Construction in Reno, Nevada and ICO Global Communications; a NASDAQ listed company, and Port Blakely Companies; a natural resources and land development company; as well as CFO for Coast Crane Company, Port Townsend Paper Corp. and RLC Industries, Inc.

Mr. Leybold graduated maxima cum laud from the University of Portland before beginning his career as a CPA practicing public accounting for eight years with an international audit firm. He earned his MBA from the University of Oregon in 1996. Mr. Leybold is a member of Financial Executives International and the American Society of CPAs and is a director of Resource Re Ltd.

Kim Willey, Vice President, Legal (Bermuda)

Kim Willey is a resident of Bermuda and a member of the Bermuda Bar Association and the British Columbia Bar Association (non-practicing). In addition to being our Vice President, Legal (Bermuda), Ms. Willey holds the position of Counsel at ASW Law Limited in Hamilton, Bermuda. Prior to joining ASW Law Limited in October 2011, Ms. Willey was a member of the corporate law group of Fraser Milner Casgrain LLP (now Dentons) in Vancouver, British Columbia, Canada. Ms. Willey holds a LLB and a Masters in Business from the University of Victoria, Canada.

Thomas McMahon, Treasurer

Thomas McMahon is a resident of Hamilton, Bermuda. Mr. McMahon is the President of Cedar Management. In September 1994, he joined Continental Risk Services, the captive management arm of the Continental Insurance Group, which subsequently became part of the CNA Group of Companies. In 2005, Mr. McMahon and two other partners completed a management buy-out of the company and changed the name to "Cedar Management Limited". In July 2008, USA Risk Group acquired 51% of Cedar Management. Cedar specializes in the establishment and management of single parent and group captives and segregated account companies.

In July 1993, Mr. McMahon assumed the position of Financial Compliance Manager with ACE Insurance, one of Bermuda's premier international insurers and the provider of high excess liability and directors and officers coverage. He was responsible for the company's SEC reporting requirements, taxation and budgeting. In September 1988, he joined the firm of Coopers & Lybrand in Bermuda as an audit senior and served as an audit manager with the firm from June 1990 to June 1993. A significant amount of his time was spent on clients who formed part of Bermuda international business community, from captive insurance companies to large excess insurers as well as banking and mutual funds.

Mr. McMahon is the immediate past President of the Bermuda Insurance Management Association ("BIMA"). BIMA is an association of professional insurance management companies in Bermuda with its principal role as liaison with the BMA and other bodies on matters affecting the captive insurance industry. He is a citizen of Ireland, a permanent resident in Bermuda, a Chartered Accountant, and graduated from the University College Galway.

Christina Swan, Corporate Secretary

Christina Swan is a resident of Bermuda. In addition to serving as Corporate Secretary, Ms. Swan is a senior corporate administrator at Compass Administration Services Limited, (“CASL”), an entity affiliated with ASW Law Limited. Ms. Swan has extensive experience in corporate governance and board administration. Prior to joining CASL, Ms. Swan was a Corporate Secretary and compliance professional providing corporate secretarial and securities compliance services for a number of private and publicly traded companies in various industries. In addition, she spent six years with a Canadian national law firm in the area of corporate securities. Ms. Swan is a member of the Canadian Society of Corporate Secretaries and an affiliate member of the Institute of Chartered Secretaries and Administrators (Canada and Bermuda).

Senior Management

The table below details the names of, and information about, our senior management other than our executive officers:

Name	Age	Position
William Lupien	73	Chief Investment Officer, Till Management Company
Janet Lee-Sheriff	52	Executive Vice President
Clifford Nelson	58	Director of Technical Services
Michael Maslowski	57	Director of Operations
Dr. Terry Rickard	67	Director of Quantitative Research, Till Management Company

William Lupien, Chief Investment Officer, Till Management Company

For over 45 years, Mr. William A. Lupien has been an innovator in the public financial markets. His career in the securities business began at the California-based brokerage firm of Mitchum, Jones & Templeton (MJT), Inc. in 1965, where he eventually served as President. In 1983, as CEO and Chairman of Instinet Corporation, he successfully expanded the market reach of the world's first electronic stock trading system. As Chairman and CEO of OptiMark Technologies Inc. he co-invented the OptiMark trading system designed for stock markets around the world. From 2005 until the merger, Mr. Lupien served as the investment manager of Kudu Partners LP.

Mr. Lupien served on the Securities and Exchange Commission's Advisory Committee dedicated to the development of a national market system and also served as a Governor of the Pacific Stock Exchange. He has previously served as Chairman of Instinet (1983 - 1989), MJT (1989 - 1996), and Optimark US Equities Inc. (1996 - 2001), and as Director of Energy Metals Corp., Gold One International Ltd., Uranium One Inc. and Midway Gold Corp. He is the co-author, with David Nassar, of the book Market Evaluation and Analysis for Swing Trading, and is a co-author of several papers on trading technology and early-stage company evaluation. Mr. Lupien is also a co-inventor on multiple patents related to electronic securities trading. He is a graduate of San Diego State University.

Janet Lee-Sheriff, Executive Vice President

In addition to her role as Executive Vice-President of Till Capital, Ms. Lee-Sheriff also serves as CEO of Golden Predator Mining Corp., a publicly-traded company of which Till Capital owns 54%. Ms. Lee-Sheriff serves on the Board of Directors for Resource Re Ltd., a Bermuda-based reinsurance company owned by Till Capital Ltd. She previously served as President of Tigris Uranium Corp, Vice President of Americas Bullion Royalty Corp. and Vice President of Golden Predator Corp., all previously publicly-listed companies.

Prior to her work with public companies, Ms. Lee-Sheriff managed Cabinet Policy and Intergovernmental Affairs for three Yukon governments, developed the Yukon Economic Forums and delivered gold conferences in Dawson City, Yukon, Washington, DC and London, England. She was instrumental in founding the Yukon Mines Training Association, which raised over $10 million in federal funding for aboriginal mine training. Some of her achievements include negotiating Golden Predator’s Brewery Creek socioeconomic agreement with the Tr'ondek Hwech'in First Nation, the traditional knowledge protocol with Ross River Dena Council, the R15 project MOU and lease agreement with the Kaska Nation and a multi-party exploration accord with the Kaska Nation.

Ms. Lee-Sheriff is a recipient of the Queen's Jubilee Commemorative Medal awarded for outstanding achievements by Canadians and is a graduate of Queen’s University.

Clifford Nelson, Director of Technical Services

Mr. Nelson most recently served as Vice President Operations at Comstock Mining, Inc. since 2011. Where he designed, built and commissioned their crusher, heap leach and Merrill Crowe plant. Prior to this, Mr. Nelson served as Chief Operating Officer and Executive Vice President of Operations at Golden Predator Corp. from 2009 - 2011, from 2007 - 2009 he was the General Manager of the Springer Mining Company (a division of Golden Predator Corp.). He has worked with Inspiration Resources (division of Anglo American plc), BHP, Magma Copper Company, Nome Offshore Placer Project for West Gold and St. Andrew Goldfields.

Mr. Nelson received his B.Sc. in Metallurgical Engineering and Materials Science from Michigan Technological University.

Michael Maslowski, Director of Operations

Mr. Maslowski brings 30 years of exploration and production experience having previously served as the Assistant General Manager for Coeur d'Alene Mines's 6,000 tpd Palmarejo Mine in Mexico. Mr. Maslowski oversaw daily open pit and underground operations (including managing the work of 950 employees & on-site contractors as well as managing corporate and governmental communications). Under Mr. Maslowski's management the Palmarejo Mine grew from construction phase to sustained production, with silver and gold production rising from 350,000 to 600,000 oz and 7,000 to 10,000 oz per month, respectively. Mr. Maslowski holds a BSc in Geological Engineering from the Colorado School of Mines and is a Certified Professional Geologist with the American Institute of Professional Geologists.

Dr. Terry Rickard, Director of Quantitative Research, Till Management Company

Dr. Rickard has over 40 years of experience in advanced technology and financial organizations. His technical expertise includes signal processing, optimization, neural networks, fuzzy and expert systems, and computational intelligence. On the financial side, his expertise includes transaction systems, market structures, financial analytics, data mining, derivatives pricing, risk analysis and trading strategies. Dr. Rickard founded and served in senior management positions for several high-tech companies, one of which was acquired by Lockheed Martin Corporation, where he served as a Senior Fellow for over 4 years. He has consulted and served on the boards of several companies in the defense, financial and mining industries. He has authored over 70 technical publications in several branches of engineering and in the fields of electronic market structure, matching algorithms and trading strategies, all of which have appeared in refereed technical journals, books and conference proceedings. In addition, he has authored several issued patents, including seven patents co-authored with Mr. Lupien. He is a co-inventor with Mr. Lupien of the OptiMark trading system. He holds B.S. and M.S. degrees in Electrical Engineering from Florida Institute of Technology and a Ph.D. in Engineering Physics from the University of California, San Diego.

B.	Compensation

Prior to the completion of the Arrangement, only Mr. Kauth and Mr. Taussig served as directors of the Company, and Mr. Taussig served as the Company’s Vice Chairman. Mr. Sheriff, Mr. Harris, Mr. Shilleto, Mr. Skimming and Mr. Rayment served as directors, and Mr. Sheriff and Mr. Leybold served as executive officers, of AMB prior to the completion of the Arrangement. The following table presents information regarding the compensation paid by the Company and AMB to directors and executive officers for each of the Company and AMB’s last completed fiscal year which are the years ended December 31, 2013 and February 28, 2014, respectively.

	Directors	Committee		Stock based	Accrued
	Fees	Fees	Salary	Compensation	Vacation	Total
William B. Harris	$24,000	$12,000	-	$16,092	-	$52,092
Wayne Kauth	$7,000	-	-	$2,002	-	$9,002
Timothy P. Leybold	-	-	$201,489	$23,417	$11,626	$236,532
Piers McDonald(1)	$24,000	-	-	$16,333	-	$40,333
Barry Rayment	$24,000	$6,000	-	$15,062	-	$45,062
William M. Sheriff	-	-	$249,408	$50,680	$35,242	$335,330
Blair Shilleto	$24,000	-	-	$22,180	-	$46,180
Thomas Skimming	$24,000	$6,000	-	$15,062	-	$45,062
Christina Swan	-	-	-	-	-	-
Joseph K. Taussig	-	-	-	-	-	-
Kim Willey	-	-	-	-	-	-
Thomas McMahon	-	-	-	-	-	-
Total	$127,000	$24,000	$450,897	$160,828	$46,868	$809,593

(1) Mr. McDonald resigned as a director in April 2014.

Stock options related to our common shares are held by our directors and officers. As of March 13, 2015, the outstanding options held by our executive officers and directors were:

	Options to
Name of	Purchase Common Price	Exercise
Officer/Director	Shares	(Cdn$)	Expiration Date
William Harris	250	$50.00	April 30, 2015
William Harris	650	$50.00	December 9, 2015
William Harris	750	$50.00	April 13, 2016
William Harris	1,000	$50.00	June 7, 2016
William Harris	500	$50.00	November 22, 2016
William Harris	600	$60.00	April 4, 2017
William Harris	600	$33.00	December 11, 2017
William Harris	1,000	$14.00	February 5, 2019
William Harris	6,000	$10.00	August 25, 2019
Wayne Kauth	2,000	$10.00	December 17, 2018
Wayne Kauth	4,000	$10.00	August 25, 2019
Timothy Leybold	2,000	$33.00	December 11, 2017
Timothy Leybold	500	$18.50	June 14, 2015
Timothy Leybold	1,250	$14.00	February 5, 2019
Timothy Leybold	25,750	$10.00	August 25, 2019
Piers McDonald(1)	1,250	$50.00	April 30, 2015
Piers McDonald(1)	1,150	$50.00	December 9, 2015
Piers McDonald(1)	1,000	$50.00	April 13, 2016
Piers McDonald(1)	1,250	$50.00	June 7, 2016
Piers McDonald(1)	750	$50.00	November 22, 2016
Piers McDonald(1)	600	$60.00	April 4, 2017
Piers McDonald(1)	500	$33.00	December 11, 2017
Barry Rayment	25	$50.00	January 4, 2015
Barry Rayment	250	$50.00	April 30, 2015
Barry Rayment	650	$50.00	December 9, 2015
Barry Rayment	750	$50.00	April 13, 2016
Barry Rayment	1,000	$50.00	June 7, 2016
Barry Rayment	500	$50.00	November 22, 2016
Barry Rayment	600	$60.00	April 4, 2017
Barry Rayment	500	$33.00	December 11, 2017
Barry Rayment	1,000	$14.00	February 5, 2019
Barry Rayment	5,000	$10.00	August 25, 2019
William Sheriff	248	$50.00	January 4, 2015
William Sheriff	1,500	$50.00	April 30, 2015
William Sheriff	2,500	$50.00	December 9, 2015
William Sheriff	3,000	$50.00	April 13, 2016
William Sheriff	4,000	$50.00	June 7, 2016
William Sheriff	1,750	$50.00	November 22, 2016
William Sheriff	1,500	$60.00	April 4, 2017
William Sheriff	1,200	$33.00	December 11, 2017
William Sheriff	1,800	$18.50	June 14, 2015

William Sheriff	1,500	$14.00	February 5, 2019
William Sheriff	29,700	$10.00	August 25, 2019
Blair Shilleto	1,500	$50.00	December 9, 2015
Blair Shilleto	1,000	$50.00	April 13, 2016
Blair Shilleto	1,250	$50.00	June 7, 2016
Blair Shilleto	1,250	$50.00	November 22, 2016
Blair Shilleto	1,000	$60.00	April 4, 2017
Blair Shilleto	500	$33.00	December 11, 2017
Blair Shilleto	1,000	$14.00	February 5, 2019
Blair Shilleto	6,000	$10.00	August 25, 2019
Thomas Skimming	25	$50.00	January 4, 2015
Thomas Skimming	250	$50.00	April 30, 2015
Thomas Skimming	650	$50.00	December 9, 2015
Thomas Skimming	750	$50.00	April 13, 2016
Thomas Skimming	1,000	$50.00	June 7, 2016
Thomas Skimming	500	$50.00	November 22, 2016
Thomas Skimming	600	$60.00	April 4, 2017
Thomas Skimming	500	$33.00	December 11, 2017
Thomas Skimming	1,000	$14.00	February 5, 2019
Thomas Skimming	6,000	$10.00	August 25, 2019
Joseph K. Taussig	5,000	$10.00	August 25, 2019
David Atkins	5,000	$10.00	November 10, 2019
TOTAL	147,098

(1) Mr. McDonald resigned as a director in April 2014.

Compensation Policy

Our compensation policies and programs are designed to be competitive with similar companies and to recognize and reward executive performance consistent with the success of our business. These policies and programs are intended to attract and retain capable and experienced people. The role and philosophy of the compensation committee the (“Compensation Committee”) of our board of directors (the “Board”) is to ensure that our compensation goals and objectives, as applied to the actual compensation paid to our CEO and other executive officers, are aligned with our overall business objectives and with shareholder interests.

In addition to industry comparables, the Compensation Committee considers a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include our long-range interests and the long-range interests of our shareholders, our overall financial and operating performance and the Compensation Committee’s assessment of each executive’s individual performance and contribution toward meeting corporate objectives. See “C. Board Practices—Compensation Committee” for additional information.

Stock Option Plan

In connection with the Arrangement, our shareholders adopted a stock option plan. Our stock option plan is a “rolling” stock option plan that will allow us to issue up to a maximum of 10% of our issued and outstanding shares at any given time. The purpose of our stock option plan is to provide an incentive to our directors, officers, employees and consultants to continue their involvement with us and to increase their efforts on our behalf by allowing us to grant options to directors, officers, employees and consultants as additional compensation and as an opportunity to participate in our growth. The granting of options The following is a summary description of the stock option plan and is qualified in its entirety by reference to the full text of the stock option plan set forth in Exhibit 4.9 to this Registration Statement.

Eligible Optionees. Under the stock option plan, we can grant options to directors, officers, employees and consultants of the Company or an affiliate of the Company.

Number of Shares Reserved. The stock option plan is a "rolling" incentive stock option plan. The aggregate number of common shares which may be issued pursuant to options granted under the stock option plan may not exceed 10% of the issued and outstanding common shares from time to time at the date of the grant of options.

Restrictions on Grants to Insiders. Grants to insiders are not permitted where the total number of options awarded to insiders in any one-year period exceeds 5% of the issued and outstanding common shares at any time or the total number of common shares reserved for issuance to insiders at any time exceeds 10% of the issued and outstanding common shares.

Maximum Options per Person. Unless otherwise permitted by the TSX-V, the number of common shares reserved for issuance to any one optionholder pursuant to options granted under the stock option plan during any 12-month period must not exceed 5% (or, in the case of a consultant, 2%) of the outstanding common shares at the time of grant. The number of common shares reserved for issuance to persons who are engaged in investor relations activities is limited to an aggregate of 2% of the outstanding common shares at the time of grant.

Maximum Term of Options. The term of any options granted under the stock option plan will be fixed by the Compensation Committee and may not exceed five years from the date of grant. If the expiry date for an option falls within a black-out period or within nine business days following the expiration of a black-out period, such expiry date shall be automatically extended without further act or formality to the tenth business day after the end of the black-out period.

Exercise Price. The exercise price of options granted under the stock option plan will be determined by the Compensation Committee, but may not be less than greater of: the closing price of common shares on the TSX-V on the trading day immediately preceding the award date and the fair market value of the common shares on the date of grant of the option.

Vesting Provisions. Options granted under the stock option plan may be subject to vesting provisions. Such vesting provisions are determined by the compensation committee and are typically structured such that 25% of the number of options granted will vest in four 6-month increments beginning six months from the date of grant. Options issued to persons or companies retained to provide investor relations activities must vest in stages over a period of not less than 12 months with no more than ¼ of the Options vesting in any three-month period.

Termination. Any options granted pursuant to the stock option plan will terminate generally within 90 days of the optionholder ceasing to act as a director, officer, employee or consultant, unless such cessation is on account of death. If such cessation is on account of death, the options terminate 12 months from the date of death. Directors or officers who are terminated for failing to meet the qualification requirements of corporate legislation, removed by resolution of our shareholders, or removed by order of a securities commission or the TSX-V shall have their options terminated immediately. Options held by employees or consultants who are terminated for cause or breach of contract, or by order of a securities commission or the TSX-V terminate immediately upon the date such persons cease to be employees or consultants.

Stock Appreciation Rights. Any option granted under the stock option plan may include a stock appreciation right, either at the time of grant or by adding it to an existing option. The grant of such stock appreciation right must be in compliance with the applicable regulations and policies of the TSX-V. Stock appreciation rights entitle the holder to receive such number of common shares with a value equal to the excess of the value of one share over the purchase price per share specified in the option, times the number of shares called for by the option. The value of the share is based on the weighted average trading price on the TSX-V for the five trading days immediately preceding the date on which the holder provides notice to exercise the option.

Transferability. Options granted under the stock option plan are non-assignable and nontransferable.

Amendments. The stock option plan provides that the Board may from time to time, subject to applicable regulatory approval and, if required by any relevant law, rule or regulation applicable to the stock option plan, to shareholder approval, amend the stock option plan or any option granted under the stock option plan, provided that such amendment shall not alter the terms or conditions of any option or impair any right of any holder of an option pursuant to any option awarded prior to such amendment.

Any substantive amendments to the stock option plan shall be subject to first obtaining the approvals, if required, of (a) the shareholders or disinterested shareholders, as the case may be, of the Company at a general meeting where required by the rules and policies of the TSX-V; and (b) the TSX-V.

Notwithstanding the foregoing, specific shareholder approval is required for: (a) an extension of the term of an option benefitting an insider; (b) an increase to the maximum number of common shares issuable under the stock option plan, either as a fixed number or a fixed percentage of our outstanding shares; (c) amendments to an amending provision within the stock option plan; and (d) a reduction of the exercise price of an option held by an insider.

Administration. The stock option plan is administered by such director or other senior officer or employee as may be designated by the Board from time to time.

Discretion. The stock option plan provides that, generally, the number of shares subject to each option, the exercise price, the expiry time, the extent to which such option is exercisable, including vesting schedules, and other terms and conditions relating to such options shall be determined by the Compensation Committee.

Governing law. The stock option plan is established under and the provisions of the stock option plan shall be interpreted and construed in accordance with the laws of Bermuda.

C.	Board Practices

The expiration date of each of our directors’ current term of office is set forth under the heading “A. Directors and Senior Management” above.

Except for William Sheriff, with whom we have an employment agreement for his services as Chief Executive Officer, we have not entered into service contracts with our directors. See “10. Additional Information—C. Material Contracts—Employment Agreements” for additional information regarding the employment agreement with Mr. Sheriff. We do not currently intend to enter into service contracts with our directors in the future.

Audit Committee

We have a separately designated audit committee (the “Audit Committee”) consisting of four members, all of whom are independent under the applicable U.S. securities laws and regulations and Canadian requirements. Pursuant to a written charter, our Audit Committee, among other things, monitors and reviews our financial statements, management’s discussion and analysis and annual earnings press releases; ensures adequate procedures are in place for review of our public disclosure; oversees the work of our external auditors; monitors, evaluates and reports to the Board on the integrity of our financial reporting processes and system of internal controls; approves transactions with respect to our external auditor; and reviews and recommends to the Board any changes to our accounting policies. The Audit Committee meets at least quarterly, but more frequently if required. Membership of the Audit Committee is as follows:

William B. Harris (Chairman)
Wayne Kauth
Barry D. Rayment
Thomas Skimming

Compensation Committee

The Board has established a compensation committee (the “Compensation Committee”) that operates pursuant to a written charter. The Compensation Committee consists of three directors. The Compensation Committee is responsible for the appointment, performance, succession and remuneration of officers; succession and leadership plans; remuneration and compensation policies; the granting of stock options to directors, officers and other employees and other remuneration matters. Membership of the Compensation Committee is as follows:

Thomas Skimming (Chairman)
Barry D. Rayment
Joseph K. Taussig

Corporate Governance and Nominating Committee

The Board has established a corporate governance and nominating committee (the “Nominating Committee”) that operates pursuant to a written charter. The Nominating Committee consists of three directors. The functions of the Nominating Committee are to: (i) identify and recommend qualified individuals as members of the Board of Directors and of its committees; (ii) review and set out recommendations for non-stock based remuneration to the directors and (iii) monitor and review the Company’s corporate governance practices and policies and make recommendations for changes when appropriate. The Nominating Committee reviews the composition of the Board and considers the skills, qualifications and experiences of existing directors, the strategic direction of the Company, and the competencies and skills necessary for the Board. In particular, when recommending nominees for election or re-election as directors, the Nominating Committee assesses, among other factors, personal qualities, characteristics, skills, experience, accomplishments and reputation in the business community; knowledge and contacts in the countries and/or communities in which we do business and in our industry sectors and other relevant industries; and ability and willingness to commit adequate time and resources to Board and Committee matters. After these considerations and conducting appropriate due diligence, the committee will make recommendations to the Board with respect to candidates for directors. The Board regularly evaluates the size of the Board and persons as nominees for the position of director. Membership of the Nominating Committee is as follows:

Barry D. Rayment (Chairman)
William B. Harris
Wayne Kauth

D.	Employees

As of the date of this registration statement, we had the following numbers of full-time employees and key contractors:

Number of Full-
Time Employees
and Key
Contractors
Bermuda	3
U.S.	16
Total	19

Before the completion of the Arrangement on April 17, 2014, Till had no employees.

E.	Share Ownership

The following sets forth the total amount of the Company’s common shares directly or indirectly owned by the current directors and executive officers as of March 11, 2015.

Common
Holder	shares	Percentage
William M. Sheriff (1)	85,316	2.36%
William B. Harris	*	*
Wayne Kauth (2)	132,922	3.68%
Joseph K. Taussig	*	*
Blair Shilleto	*	*
Thomas Skimming	*	*
Barry Rayment	*	*
David Atkins	*	*
Directors as a Group	223,655	6.19%
Timothy Leybold	*	*
Kim Willey	*	*
Thomas McMahon	*	*
Christina Swan	*	*

* Beneficially owns less than 1% of the Company’s outstanding common shares.

(1)	Options owned - 48,698
(2)	Options owned - 6,000

Our employees are eligible to participate in our Stock Option Plan. A summary of the Stock Option Plan is given under the heading “—B. Compensation—Stock Option Plan.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Dr. Terry Rickard directly and indirectly owns 274,066 shares of Till Capital, representing approximately 7.59% of the issued and outstanding shares. The voting rights of our major shareholders do not differ from the voting rights of holders of common shares who are not our major shareholders.

As of March 10, 2015, our registrar and transfer agent reported we have 14 registered holders of our shares who are U.S. residents, with combined holdings of 6,491 common shares.

To the extent of our knowledge, we are not directly or directly owned or controlled by another corporation, any foreign government or any other natural or legal person, severally or jointly. As of the date hereof, there were no arrangements known to us which may, at a subsequent date, result in a change of control.

B.	Related Party Transactions

During the fiscal year ended February 29, 2012, we paid rent of $23,000 to a company controlled by a director of the Company.

On September 27, 2012, we settled amounts due to us by Redtail Metals Corp. (“RTZ”), whereby we agreed to accept shares of RTZ for repayment of $480,000 owing under a cost sharing arrangement. As a result of this agreement, we held a 14.37% interest in RTZ at February 28, 2014, and RTZ is considered to be an associate of the Company.

Prior to November 1, 2012, we were party to a cost sharing arrangement with companies having common directors. Under the agreement, we provided use of our office space, office and administrative resources and technical service on a cost recovery basis. Effective November 2012, we and our affiliates terminated the cost sharing arrangement.

During the year ended February 28, 2013, we paid rent of $13,293 to a company controlled by a director of the Company.

We received 6,240,000 common shares of SPD on March 12, 2013 under SPD’s option agreement to acquire a 100% interest in the Taylor property. On December 11, 2013, SPD completed the exercise of its option by issuing an additional 6,283,333 common shares, bringing its ownership in SPD to 25,476,535 shares or 37.51% . William Sheriff, our Chairman and Chief Executive Officer is also a director of SPD.

On February 12, 2014, we entered into an administration agreement with Cedar Management. Thomas McMahon, our Treasurer, is the President of Cedar Management. Under this agreement, we will pay an administration fee of approximately US$25,000 per year. See “Item 10. Additional Information—C. Material Contracts—Agreement with Cedar Management” for more information.

During the year ended February 28, 2014 we advanced US$12,163 for travel advances to an officer, which was repaid or receipts processed subsequent to the end of the year.

Subsequent to February 28, 2014, we acquired 4,580,131 shares of SPD in a private placement, and due to the reorganization transaction we acquired 13,621,008 shares of SPD bringing our total holdings in SPD to 55% of the outstanding shares on April 19, 2014. On July 31, 2014, we acquired 19,000,000 shares of SPD in a private placement bringing our total holdings in SPD to approximately 63.34%.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Please refer to Item 18 for a list of all financial statements filed as a part of this registration statement. For information on our policy on dividend distribution, please refer to “Item 10. Additional Information—F. Dividends and Paying Agents.”

B.	Significant Changes

See “Note 20. Subsequent Events” in the notes to our financial statements of AMB for the seven months ended September 30, 2014.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our common shares are currently listed for trading on the TSX Venture Exchange (“TSX-V”) under the symbol “TIL” and have been so listed since April 24, 2014. The following table discloses the monthly high and low sales prices in Canadian dollars of our common shares for the most recent six months as traded on the TSX-V.

Month	High (Cdn$)	Low (Cdn$)
March 1 to March 11, 2015	$7.10	$6.90
February 2015	$7.81	$5.85
January 2015	$8.01	$6.50
December 2014	$8.20	$7.80
November 2014	$8.87	$7.87
October 2014	$10.07	$8.11
September 2014	$10.06	$8.12

The following table discloses the high and low sales prices in Canadian dollars of our common shares for each quarterly period since April 24, 2014.

Quarter Ended	High (Cdn$)	Low (Cdn$)
December 31, 2014	$10.07	$7.80
September 30, 2014	$10.06	$7.28
June 30, 2014 (beginning on April 24, 2014)	$10.00	$6.78

Before April 23, 2014, AMB’s common shares were listed on the Toronto Stock Exchange (“TSX”). AMB commenced trading on the TSX-V on April 30, 2009 and graduated to the TSX on December 3, 2009. The following table discloses the annual high and low sales prices in Canadian dollars of the AMB common shares for AMB’s five most recent fiscal years.

Fiscal Year Ended	High (Cdn$)	Low (Cdn$)
February 28, 2014	$0.335	$0.065
February 28, 2013	$0.76	$0.27
February 29, 2012	$1.46	$0.52
February 28, 2011	$1.17	$0.40
February 28, 2010 (beginning on April 30, 2009)	$0.88	$0.38

The following table discloses the high and low sales prices in Canadian dollars for the AMB common shares for each quarterly period within AMB’s two most recent fiscal years.

Quarter Ended	High (Cdn$)	Low (Cdn$)
February 28, 2014	$0.11	$0.065
November 30, 2013	$0.13	$0.07
August 31, 2013	$0.19	$0.095
May 31, 2013	$0.335	$0.155
February 28, 2013	$0.43	$0.27
November 30, 2012	$0.435	$0.275
August 31, 2012	$0.47	$0.31
May 31, 2012	$0.76	$0.55

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares are currently listed on the TSX-V. We have not applied to list the common shares on any U.S. stock exchange or market. In the future, we intend to apply to list the common shares on a U.S. stock exchange. We cannot assure you that the common shares will be approved for listing on any U.S. stock exchange.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Authorized and Issued Share Capital

Pursuant to the Arrangement, on April 17, 2014, we exchanged our common shares and Class A shares for new restricted voting shares, $0.001 par value (“Restricted Voting Shares”). Our Board is also authorized to issue preference shares (“Preferred Shares”) in one or more series, to establish from time to time the number of shares to be included in each such series, and to fix the terms, including designation, powers, preferences, rights, qualifications, limitations and restrictions of the shares of each series.

As of June 30, 2014, we had authorized share capital of $12,000 divided into 11,500,000 common shares, $0.001 par value, and 500,000 Class A shares, $0.001 par value. As of June 30, 2014, we had 3,612,684 common shares issued and fully paid.

In August 2014, the Board approved the issuance by management of up to Cdn$50,000,000 in new shares for the purposes of raising capital for growth and to pursue acquisitions.

As of March 11, 2015, the authorized share capital of the Company consisted of 11,500,000 Restricted Voting Shares, of which 3,569,184 Restricted Voting Shares are currently issued, fully-paid and outstanding. All of the outstanding Restricted Voting Shares were issued pursuant to the Arrangement on April 17, 2014. As of March 11, 2015, no Preferred Shares are issued and outstanding. Please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for additional information.

On September 8, 2014, we announced that we intend to make a normal course issuer bid for up to 311,000 of our issued and outstanding Restricted Voting Shares, which is approximately 8.6% of our currently outstanding Restricted Voting Shares. As of February 28, 2015, we have repurchased 103,000 Restricted Voting Shares at an average price of $7.94 per share pursuant to the normal course issuer bid.

Options and Warrants

We maintain an incentive stock option plan under which the Board may, from time to time and in its sole discretion, award options to acquire shares of our common stock to directors, employees and consultants. The maximum number of shares issuable under the stock option plan may not at any time exceed 10% of our outstanding shares. As of March 11, 2015, we had 311,118 options to acquire shares of our common stock outstanding and 8,500 warrants to acquire shares of our common stock outstanding. The following table shows the outstanding options:

		Weighted average
Number of	Exercise Price	remaining
Options	(Cdn$)	contractual life (1)	Expiry Date
5,850	$60.00	0.13	April 30, 2015
3,504	$18.50	0.25	June 14, 2015
10,600	$68.00	0.74	December 9, 2015
13,556	$100.00	1.098	April 13, 2016
15,760	$105.00	1.24	June 7, 2016
9,712	$70.00	1.70	November 22, 2016
8,176	$60.00	2.06	April 4, 2017
9,104	$33.00	2.75	December 11, 2017
3,000	$10.50	3.56	October 1, 2018
2,000	$10.00	3.77	December 17, 2018
9,156	$14.00	3.90	February 5, 2019
206,200	$10.00	4.45	August 22, 2019
1,500	$10.00	4.50	September 10, 2019
9,000	$10.00	4.67	November 11, 2019
4,000	$7.00	4.88	January 26, 2020
311,118

(2) Remaining contractual life is calculated as of March 13, 2015.

The following table shows the outstanding warrants:

Number of	Exercise Price
Warrants	(Cdn$)	Expiry Date
3,000	$36.00	January 28, 2018
5,500	$8.60	December 31, 2018
171,000	$9.50	December 31, 2019
179,500

To the extent that we invest additional capital in Resource Re Ltd., up to a maximum of approximately $66 million before the end of the third quarter of 2016, we may be obligated to issue up to 340,000 warrants to Multi-Strat Holdings to purchase approximately 340,000 of our restricted voting shares. The warrants will be exercisable at $9.50 per restricted voting share and will expire after five years of issuance of the warrants.

History of Share Capital

The following table shows the history of AMB’s share capital in the last three years. All of the outstanding Restricted Voting Shares of Till were issued pursuant to the Arrangement on April 17, 2014.

				Gross Proceeds of
				Fair Value of
				Share
Effective Date of		Number of	Price	Transaction
Issuance	Security Issued	Securities	(Cdn$)	(Cdn$)	Process/Consideration
September 1, 2011	Common Shares	38	$68.00	$2,550.00	Exercise of Options
September 1, 2011	Common Shares	38	$55.00	$2,062.50	Exercise of Options
September 7, 2011	Common Shares	1,000	$84.00	$84,000.00	Exercise of Warrants
September 7, 2011	Common Shares	30,000	$84.00	$2,520,000.00	Exercise of Warrants
September 7, 2011	Common Shares	2,500	$84.00	$210,000.00	Exercise of Warrants
September 7, 2011	Common Shares	400	$84.00	$33,600.00	Exercise of Warrants
September 7, 2011	Common Shares	25,000	$84.00	$2,100,000.00	Exercise of Warrants
September 7, 2011	Common Shares	12,500	$84.00	$1,050,000.00	Exercise of Warrants
September 7, 2011	Common Shares	5,000	$84.00	$420,000.00	Exercise of Warrants
September 7, 2011	Common Shares	10,000	$84.00	$840,000.00	Exercise of Warrants
September 8, 2011	Common Shares	900	$84.00	$75,600.00	Exercise of Warrants
September 9, 2011	Common Shares	360	$84.00	$30,240.00	Exercise of Warrants
September 9, 2011	Common Shares	1,000	$84.00	$84,000.00	Exercise of Warrants
September 12, 2011	Common Shares	50	$68.00	$3,400.00	Exercise of Options
September 12, 2011	Common Shares	50	$55.00	$2,750.00	Exercise of Options
September 12, 2011	Common Shares	50	$68.00	$3,400.00	Exercise of Options
September 12, 2011	Common Shares	75	$76.00	$5,700.00	Exercise of Options
November 4, 2011	Common Shares	316	$79.00	$25,000.34	Property Acquisition
December 16, 2011	Common Shares	3,247	$59.00	$191,578.31	Property Acquisition
December 28, 2011	Common Shares	1,000	$58.00	$58,000.00	Property Acquisition
December 29, 2011	Common Shares	2,386	$62.00	$147,923.32	Property Acquisition
January 9, 2012	Common Shares	1,500	$60.00	$90,000.00	Property Acquisition
January 9, 2012	Common Shares	375	$60.00	$22,500.00	Property Acquisition
January 9, 2012	Common Shares	281	$60.00	$16,875.00	Property Acquisition
January 9, 2012	Common Shares	281	$60.00	$16,875.00	Property Acquisition
February 2, 2012	Common Shares	75	$60.00	$4,500.00	Exercise of Options
February 2, 2012	Common Shares	375	$60.00	$22,500.00	Exercise of Options
March 21, 2012	Common Shares	137,581	$86.00	$11,831,979.76	Private Placement (FTS)
March 21, 2012	Common Shares	3,500	$75.00	$262,500.00	Private Placement
March 21, 2012	Common Shares	4,200	$75.00	$315,000.00	Private Placement
April 13, 2012	Common Shares	1,000	$54.00	$54,000.00	Property Acquisition
May 16, 2012	Common Shares	1,000	$35.00	$35,000.00	Exercise of Options
May 16, 2012	Common Shares	75	$35.00	$2,625.00	Exercise of Options
May 25, 2012	Common Shares	3,000	$43.50	$130,500.00	Property Acquisition
June 21, 2012	Common Shares	750	$39.50	$29,625.00	Property Acquisition

July 27, 2012	Common Shares	1,000	$36.00	$36,000.00	Property Acquisition
September 4, 2012	Common Shares	3,500	$32.00	$112,000.00	Property Acquisition
September 25, 2012	Common Shares	75,000	$35.50	$2,662,500.00	Property Acquisition
October 19, 2012	Common Shares	6,250	$40.00	$250,000.00	Private Placement
November 4, 2012	Common Shares	810	$37.10	$30,039.50	Property Option
January 21, 2013	Common Shares	281	$33.00	$9,281.25	Property Acquisition
January 21, 2013	Common Shares	375	$33.00	$12,375.00	Property Acquisition
March 25, 2013	Common Shares	100,000	$24.00	$2,400,000.00	Private Placement
June 24, 2013	Common Shares	750	$15.00	$11,250.00	Property Acquisition
June 26, 2013	Common Shares	171,640	$12.50	$2,145,500.00	Private Placement
January 17, 2014	Common Shares	281	$9.00	$2,531.25	Property Acquisition
January 17, 2014	Common Shares	375	$9.00	$3,375.00	Property Acquisition
March 14, 2014	Common Shares	3,000	$10.50	$31,500.00	Property Acquisition
April 17, 2014	Common Shares	1,805,895	$9.50	$17,156,002.50	Asset Purchase

Restricted Voting Shares

Dividend and Liquidation Preference of Restricted Voting Shares

Pursuant to our Bye-laws, the Restricted Voting Shares rank pari passu with one another.

Dividend Policy for Restricted Voting Shares

We have not paid any dividends from our date of incorporation up to the date of this registration statement.

Since we are a holding company with no operations, our sole sources of funds to pay expenses and dividends, if any, are RRL and our subsidiaries, and our ability to pay dividends depends on the ability of RRL to pay dividends to us. RRL, our wholly-owned reinsurance subsidiary, is regulated by the BMA, and the ability of RRL to pay dividends to us is limited under Bermuda law and regulations. RRL is registered as a Class 3A insurer under the Insurance Act. The Insurance Act, the conditions listed in the insurance license and the approvals issued by the BMA provide that RRL is required to maintain a minimum solvency margin valued at $1 million at all times. A Class 3A insurer is prohibited from declaring or paying a dividend if it fails to meet, before or after declaration or payment of such dividend, its: (i) requirements under the Companies Act; (ii) minimum solvency margin or (iii) enhanced capital requirement or minimum liquidity ratio. If a Class 3A insurer fails to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, it is prohibited from declaring or paying any dividends during the next financial year without the approval of the BMA.

In addition, under the Companies Act, the Company and RRL each may only declare or pay a dividend if it has no reasonable grounds to believe that (i) it is, or would after the payment, be unable to pay its liabilities as they become due or (ii) the realizable value of its assets would be less than its liabilities.

Voting Rights of Restricted Voting Shares

The Restricted Voting Shares entitle the holders thereof to vote for the appointment of directors or at meetings generally to include the following matters: (i) amendments to our memorandum of association or bye-laws or other agreements that would reasonably be expected to adversely affect the legal rights or relative preferences (dividend, liquidation or otherwise) of the Restricted Voting Shares; (ii) any proposed dissolution of the Company or our wholly-owned subsidiaries; and (iii) at the discretion of our Board, any other matter determined by the Board, pursuant to a written resolution, to be an appropriate matter for the holders of Restricted Voting Shares to vote on.

Voting Limitations of Restricted Voting Shares

The Restricted Voting Shares are subject to a 9.9% voting limit. A shareholder, or combination of shareholders through certain attribution rules, may own Restricted Voting Shares that represent more than 9.9% of the votes attaching to all outstanding Restricted Voting Shares, but the voting rights of any such Restricted Voting Shares in excess of 9.9% of the votes attaching to all outstanding Restricted Voting Shares shall be reduced in accordance with our Bye- laws and the shareholder, or combination of shareholders through such attribution rules, will only be entitled to cast 9.9% of the votes attaching to all outstanding Restricted Voting Shares. However, if any one person (within the meaning of the United States Internal Revenue Code of 1986, as amended) owns in excess of 50% of the Restricted Voting Shares, then the restriction on voting power will cease to apply.

Purchase for Cancellation

We may purchase our own shares for cancellation or to acquire them to be held by us in accordance with the Companies Act on such terms as our Board shall think fit. No such purchase shall be made if there are reasonable grounds for believing that we are, or making the payment or providing the consideration for such purchase would render us, unable to pay our liabilities as they become due. Shares so purchased shall be treated as cancelled and the amount of our issued capital shall be reduced by the nominal value of those shares accordingly but the purchase of shares shall not be taken as reducing the amount of our authorized share capital.

B.	Memorandum of Association

The objects of our business are unrestricted, as stated in Section 6 of our Memorandum of Association, and we may engage in any lawful act or activity for which companies may be organized under the Companies Act. Our Memorandum of Association and Bye-laws impose certain voting limitations on the ownership rights of our shareholders, which are described under the heading “A. Share Capital” above.

Under our Bye-laws, annual shareholder meetings will be held in accordance with the Companies Act at a time and place selected by our chief executive officer or chairman or any two directors or any director and the secretary or the Board. The quorum at any annual or general meeting is equal to two or more shareholders, either present in person or represented by proxy, holding in the aggregate shares carrying in excess of five percent of the exercisable voting rights. The meetings may be held at any place, in or outside of Bermuda. Special meetings may be called at the discretion of the chief executive officer or chairman or any two directors or any director and the secretary or the Board. Annual shareholder meetings and special meetings must be called by not less than 21 days’ prior written notice specifying the place, day and time of the meeting. The Board may fix any date as the record date for determining those shareholders eligible to receive notice of and to vote at the meeting.

There are no pre-emptive, redemption, conversion or sinking fund rights attached to our Restricted Voting Shares. All or any of the rights attached to our shares may be altered by either the written consent or majority vote at a special general meeting of a majority of shareholders who hold at least 66.67% of the votes cast in accordance with our Bye-laws. Subject to the voting restrictions described under the heading “A. Share Capital” above, the holders of Restricted Voting Shares are entitled to one vote per share on all matters submitted to a vote of shareholders. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our common shares. Unless a different majority is required by law or by our Bye-laws under, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a general meeting. Under our Bye-laws, we have the power to purchase our shares of common stock for cancellation or to be held as treasury shares.

Our directors are elected by a majority of the votes cast at our annual general meeting. Our Board must consist of not less than three directors and not more than 15 directors. The number of directors may be modified by simple majority of the votes cast at a general meeting. Each director serves from his or her election until his or her successor is duly elected and qualified except in the case of earlier death, resignation, retirement, disqualification or removal. Under our Bye-laws, our Board has the authority to appoint any individual to fill a casual vacancy on the board. Our shareholders may elect alternate directors at any general meeting to serve in a director’s absence. Basic director fees are determined by our Board, and directors are entitled to reimbursement of reasonable traveling, hotel and incidental expenses properly incurred in discharge of their duties. Directors may participate fully in any transaction or arrangement where they have an interest, so long as they declare the nature of their interest at the first opportunity either in meeting or by writing to our Board. Directors are not entitled to vote on any resolution approving such a transaction or arrangement. Under our Bye-laws our Board has the authority to exercise all the powers of the Company to borrow money and to mortgage or charge our undertaking property, assets and uncalled capital in the course of managing our business, subject to the provisions of Bermuda law.

Our Bye-laws provide that no director, secretary or officer, or their heirs, executors or administrators, shall be liable for actions, costs, charges, losses, damages and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duties, or supposed duties; provided that this indemnity does not extend to any matter in respect of any fraud or dishonesty of such persons.

Under our Bye-laws, our Board may in its sole discretion, declare and pay dividends or distributions. Under Bermuda law, the Board has no discretion to declare or pay a dividend if there are reasonable grounds for believing that (a) we are, or would after the payment be, unable to pay our liabilities as they become due; or (b) the realizable value of our assets would thereby be less than the aggregate of our liabilities and our issued share capital and share premium accounts.

In the event of our liquidation, dissolution or winding up, our shareholders have the right to receive a pro rata share, in a proportion equal to their proportionate shareholding, of our surplus assets after all of our liabilities are discharged. A liquidator may, with the sanction of the shareholders and after the discharge of all of our liabilities, divide among our shareholders in specie or in kind the whole or any part of the remaining assets and may, for such purposes, assign such values as he deems fair.

C.	Material Contracts

Except for contracts made in the ordinary course of business, the following is the only material contract we entered into from incorporation on August 20, 2012 to the date hereof which is currently in effect and considered to be currently material:

Agreement with Cedar Management

Under an administration agreement dated February 12, 2014, Cedar Management will provide us and RRL with certain administrative services, such as accounting, regulatory reporting, account administration, information reporting, principal representative, and certain IT, compliance and risk management services, for which it will receive an administration fee of approximately US$25,000 per year.

The administration agreement contains exculpation and indemnification provisions that, among other things, exculpate and indemnify Cedar Management and its related persons for any human errors or any other act or omission, absent willful misfeasance, gross negligence, or bad faith.

The administration agreement is terminable by either the Company or RRL or by Cedar Management with respect to all or a portion of the related administrative services upon ninety days’ prior notice, and will terminate automatically upon the termination of the advisory agreement with the portfolio manager.

Employment Agreements

We have entered into employment agreements with William Sheriff, Timothy Leybold, Michael Maslowski and Janet Lee-Sheriff.

We entered into an employment agreement with William Sheriff, dated September 1, 2009, as amended, pursuant to which Mr. Sheriff agreed to act as our CEO for an initial term of 24 months (subsequently renewed for an additional term of 24 months). The employment agreement automatically renews for additional one-year periods if we do not provide Mr. Sheriff with 180 days’ notice of our intention not to renew. Mr. Sheriff has agreed to devote a minimum of 80% of his time to our affairs and not to engage in any business which is in direct competition with us or which interferes with or prevents him from fulfilling his obligations to us. Mr. Sheriff receives a base salary of $180,000 and is eligible for an annual bonus in cash or common shares at the discretion of the Board, which is not to exceed 50% of his base salary. Pursuant to the employment agreement, if a triggering event in respect of a change of control were to occur, Mr. Sheriff would be entitled to terminate the agreement and to receive an amount equivalent to three times his annual base salary and any bonus earned in any previous year.

We entered into an employment agreement with Timothy Leybold, dated November 12, 2012, pursuant to which Mr. Leybold agreed to act as our Chief Financial Officer. Mr. Leybold receives a base salary of US$195,000 and is eligible for an annual bonus in cash or common shares at the discretion of the Compensation Committee, which is not to exceed 50% of his base salary. The employment agreement automatically renews for additional one-year periods if we do not provide Mr. Leybold with 180 days’ notice of our intention not to renew. Pursuant to the employment agreement, if a triggering event in respect of a change of control were to occur, Mr. Leybold would be entitled to terminate the agreement and to receive an amount equivalent to two times his annual base salary and any bonus earned in any previous year.

We entered into an employment agreement with Michael Maslowski dated December 1, 2011, pursuant to which Mr. Maslowski agreed to act as our Director of Operations. Mr. Maslowski receives a base salary of US$195,000 and is eligible for an annual bonus in cash or common shares at the discretion of the Compensation Committee, which is not to exceed 50% of his base salary. Mr. Maslowski has agreed to devote a minimum of 90% of his time to our affairs and not to engage in any business which is in direct competition with us or which interferes with or prevents him from fulfilling his obligations to us. The employment agreement automatically renews for additional one-year periods if we do not provide Mr. Maslowski with 180 days’ notice of our intention not to renew. Pursuant to the employment agreement, if a triggering event in respect of a change of control were to occur, Mr. Maslowski would be entitled to terminate the agreement and to receive an amount equivalent to two times his annual base salary and any bonus earned in any previous year.

We entered into an employment agreement with Janet Lee-Sherrif dated December 1, 2012, pursuant to which Ms. Lee-Sheriff agreed to act as our Vice President on First Nation Relations. Ms. Lee-Sheriff receives a base salary of US$150,000 and is eligible for an annual bonus in cash or common shares at the discretion of the Compensation Committee, which is not to exceed 50% of her base salary. The employment agreement automatically renews for additional one-year periods if we do not provide Ms. Lee-Sheriff with 180 days’ notice of our intention not to renew. Pursuant to the employment agreement, if a triggering event in respect of a change of control were to occur, Ms. Lee-Sheriff would be entitled to terminate the agreement and receive an amount equivalent to her annual base salary plus any bonus earned in any previous year.

Multi-Strat Re: Ltd. Agreements

On August 11, 2014, our wholly-owned subsidiary, RRL entered into the MSA and the Retrocession Agreement with Multi-Strat Re to provide us with certain underwriting and retrocessional services.

The MSA defines sets the terms and conditions for the underwriting services to be provided by Multi-Strat to RRL, including the process for collection and processing of premiums and claims by Multi-Strat, the payment of fees and taxes by RRL to Multi-Strat and certain other administrative functions relating to the underwriting guidelines and the administration of the services to the provided by Multi-Strat to RRL. In consideration for the services provided, Multi-Strat Re receives a retrocession commission on any premium at the time of binding and a performance fee based on the difference between targeted underwriting profitability and actual underwriting profitability, payable when the reinsurer is no longer on risk. The Multi-Strat Agreements are renewable annually.

The Retrocession Agreement provides that Multi-Strat Re will retrocede a specified quota share of certain insurance and reinsurance business that Multi-Strat Re assumes from other insurance and/or reinsurance companies meeting the terms and conditions for risk and financial limits as established by RRL.

See “B. Business Overview—Summary of Our Reinsurance Business—Reinsurance Strategy” for additional information regarding the MSA and the Retrocession Agreement.

D.	Exchange Controls

There are currently no governmental laws, decrees, regulations or other legislation of Bermuda or the United States which restrict the import or export of capital, including the availability of cash and cash equivalents for use by us and our subsidiaries, or the remittance of distributions, interest or other payments to non-residents of Bermuda or the United States holding our shares.

E.	Taxation

Certain United States Federal Income Tax Considerations

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) with respect to the ownership and disposition of our shares. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the ownership and disposition of our shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, Medicare and non-U.S. tax consequences to U.S. Holders of the ownership and disposition of our shares. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each U.S. Holder should consult its own tax advisors regarding the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, Medicare and non-U.S. tax consequences of the ownership and disposition of our shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership and disposition of our shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between the U.S. and Canada with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada- U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this summary. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of the Company’s shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created in or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of our shares that is neither a U.S. Holder nor a partnership (or entity or arrangement treated as a partnership) for U.S. federal income tax purposes. This summary does not address the U.S. federal income tax consequences applicable to non-U.S. Holders arising from the ownership and disposition of our shares received. Accordingly, a non-U.S. Holder should consult its own tax advisors regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the ownership and disposition of our shares.

United States Federal Taxation of Holders Taxation of Dividends

Subject to the discussion below regarding passive foreign investment companies, controlled foreign corporations and related person insurance income, cash distributions paid with respect to our shares will constitute ordinary dividend income to a U.S. Holder to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and U.S. Holders generally will be subject to U.S. federal income tax upon receipt of such dividends.

Subject to applicable limitations and provided that our shares are readily tradable on an established securities market in the United States, dividends we pay to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that we are not classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. Dividends paid on our shares generally will not be eligible for the “dividends received deduction” generally available to U.S. corporate shareholders receiving dividends from U.S. corporations.

To the extent distributions on our shares are made that exceed our current and accumulated earnings and profits, U.S. Holders will be treated as having received a return of their tax basis in their shares, and any amount we distribute in excess of a U.S. Holder’s tax basis generally will be treated as gain from the sale or exchange of a capital asset.

U.S. Holders should consult with their own tax advisors regarding the taxation of any dividends on our shares.

Passive Foreign Investment Companies

A U.S. Holder of our shares could be subject to special, adverse tax rules if we were classified as a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) for any tax year during which such U.S. Holder holds or held our shares.

A non-U.S. corporation is classified as a PFIC if, for a taxable year, (i) 75% or more of its gross income is “passive income” (as defined for U.S. federal income tax purposes) or (ii) 50% or more (by value) of its assets either produce or are held for the production of “passive income,” based on the quarterly average of the fair market value of such assets. For purposes of the PFIC provisions, “gross income” generally means sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest by value.

If we were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of our shares. We believe that we were classified as a PFIC for our tax year ended December 31, 2014. Whether we are classified as a PFIC for our current tax year ending December 31, 2015 or subsequent tax years will depend, in part, on whether we satisfy the Insurance Company Exception as discussed below. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of this date. Accordingly, there can be no assurance that the IRS will not challenge any determination made by us or any of our subsidiaries concerning our or their PFIC status. Each U.S. Holder should consult its own tax advisors regarding our PFIC status and the PFIC status of any of our subsidiaries.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

The PFIC rules contain an exception for income that is derived in the active conduct of an insurance business by a corporation predominantly engaged in an insurance business (the “Insurance Company Exception”). The Insurance Company Exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income. However, there is very little authority as to what constitutes the active conduct of an insurance business or being predominantly engaged in such business. In particular, there is uncertainty as to what constitutes the appropriate levels of financial reserves and risk transfer with respect to an insurance contract, and the appropriate level of insurance business activity with respect to an insurance company. Therefore, income derived by RRL could be considered passive income derived outside of the active conduct of an insurance business if it is earned from investments that are attributable to financial reserves in excess of the reasonable needs of RRL’s insurance business or from non-traditional insurance activities that do not contain sufficient risk transfer, or if RRL were found not to be predominantly engaged in an active insurance business under U.S. federal income tax principles.

For purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that we receive or accrue from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if we are a PFIC, U.S. Holders will generally be deemed to own their proportionate share of our direct or indirect equity interest in any company that is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of our shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of our shares are made.

In any year in which we are classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

If we are treated as a PFIC, U.S. Holders may be able to mitigate certain of the negative tax consequences if they are able to make: (i) a timely QEF Election; (ii) a protective QEF Election; or (iii) a mark to market election with respect to the first taxable year in which we are considered a PFIC during the U.S. Holder’s holding period in its shares.

As described below, the availability of these elections is uncertain as a matter of law and in certain cases requires that we provide certain information to U.S. Holders. U.S. Holders should be aware that there can be no assurances that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that we are a PFIC for the current tax year or future tax years. Thus, U.S. Holders may not be able to make or maintain a QEF Election or protective QEF Election with respect to their shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election or protective QEF Election. In the event a U.S. Holder is unable to make a timely QEF Election or does not make a QEF Election, the rules described below under “Treatment Absent a Timely QEF Election” generally will apply to direct and indirect dispositions of our interest in such entity (including a disposition by a U.S. Holder of our shares and a disposition by the Company of our interest in such entity) and distributions by such entity.

Treatment Absent a Timely QEF Election

If we are treated as a PFIC, a U.S. Holder that does not make a QEF Election generally will be subject to a special tax and an interest charge upon the sale of its shares or receipt of an “excess distribution” with respect to its shares. A U.S. Holder will be treated as receiving an “excess distribution” if the amount of the distributions received by the U.S. Holder in any taxable year is more than 125% of the average annual distributions we pay with respect to our shares during the three preceding taxable years (or the period in which the U.S. Holder held such shares if shorter).

In addition, a portion of any gain recognized by a U.S. Holder upon the sale of our shares may be re- characterized as ordinary income. Further, any dividends received from us, if we are treated as a PFIC, will not constitute qualified dividend income and will not be eligible for the reduced rate of tax even if such rate would be available otherwise. If a U.S. Holder holds our shares during any taxable year in which we are treated as a PFIC, such shares will generally be treated as stock in a PFIC for all subsequent years. In addition, a U.S. Holder that holds our shares during any period in which we are treated as a PFIC will be treated as owning a proportionate amount of the stock of a Subsidiary PFIC for purposes of applying the PFIC rules to such U.S. Holder.

Timely QEF Election

If we are treated as a PFIC, a U.S. Holder that timely makes a QEF Election will be currently taxable on its pro rata share of our ordinary earnings and net capital gain regardless of whether we make any distributions. Such U.S. Holder’s tax basis in its shares will be increased to reflect such taxed but undistributed income, and any subsequent distributions of previously taxed income will reduce its basis and will not be taxed again as a distribution to such U.S. Holder.

In general, a U.S. Holder that makes a QEF Election must annually file a separate IRS Form 8621 for each PFIC in which such U.S. Holder is a direct or indirect owner during the year with its U.S. federal income tax return. A U.S. Holder that wishes to make a QEF Election must make such election on a timely filed IRS Form 8621 for the first taxable year for which the election is to be effective. U.S. Holders should consult with their own tax advisors regarding the mechanics and effects of making a QEF Election.

Protective QEF Election

In certain circumstances, a U.S. Holder may be able to make a retroactive QEF Election at a later date. However, a retroactive QEF Election may not be available to a U.S. Holder if it has not previously preserved its right to make such an election. A U.S. Holder may preserve its right to make a retroactive QEF Election by filing a protective statement signed under penalty of perjury with the IRS for the first taxable year in which such U.S. Holder acquires our shares, if the U.S. Holder reasonably believes that we are not a PFIC for the taxable year. The protective statement must generally contain statements describing: such U.S. Holder’s basis for its reasonable belief that we are not a PFIC for its taxable year ending with or within such U.S. Holder’s first taxable year to which the protective statement applies; an agreement to extend the periods of limitations on the assessment of such U.S. Holder’s PFIC related taxes for all taxable years to which the protective statement applies; such U.S. Holder’s name, address and certain identifying information with respect to such U.S. Holder and to the Company; and information and representations regarding the highest percentage of shares of each class of shares that such U.S. Holder held directly or indirectly during its first taxable year to which the protective statement applies.

In general, filing the protective statement with respect to a taxable year does not obligate a U.S. Holder to include its pro rata share of our earnings in income for such taxable year if we are not treated as a PFIC for such taxable year. The filing simply preserves a U.S. Holder’s ability to make a retroactive QEF Election with respect to such taxable year and may protect such U.S. Holder from some of the more severe penalties under the PFIC rules. If a U.S. Holder makes a valid retroactive QEF Election with respect to its shares and we are treated as a PFIC, such U.S. Holder will be taxed on its cumulative annual pro rata share of our ordinary earnings and net capital gains (regardless of whether any distributions were received) as if such U.S. Holder made such elections on a timely basis (i.e., on a non-retroactive basis), plus an interest charge to eliminate the tax deferral arising from the retroactive election.

In light of the uncertainty and lack of guidance regarding the application of the PFIC rules to companies engaged in an insurance business, a U.S. Holder may wish to consider filing a protective statement with respect to the Company and RRL for the first taxable year in which such U.S. Holder holds our shares in order to preserve the ability to make a retroactive QEF Election, if otherwise eligible to make such election. U.S. Holders should consult with their own tax advisors regarding the mechanics and effects of filing a protective statement with respect to their interests in the Company and RRL and of making a retroactive QEF Election in the event it is subsequently determined that we and RRL are deemed to be PFICs in any particular year.

Mark-to-Market Election

A U.S. Holder may make a mark-to-market election only if our shares are marketable stock. Our shares generally will be “marketable stock” if our shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a mark-to-market election with respect to its shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such shares. However, if a U.S. Holder does not make a mark-to-market election beginning in the first tax year of such U.S. Holder’s holding period for our shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the shares.

A U.S. Holder that makes a mark-to-market election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such shares. A U.S. Holder that makes a mark-to-market election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the shares, over (b) the fair market value of such shares (but only to the extent of the net amount of previously included income as a result of the mark-to-market election for prior tax years).

A U.S. Holder that makes a mark-to-market election generally also will adjust such U.S. Holder’s tax basis in the shares to reflect the amount included in gross income or allowed as a deduction because of such mark-to-market election. In addition, upon a sale or other taxable disposition of our shares, a U.S. Holder that makes a mark-to-market election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such mark-to-market election for prior tax years over (b) the amount allowed as a deduction because of such mark-to-market election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and U.S. Treasury Regulations.

A mark-to-market election applies to the tax year in which such mark-to-market election is made and to each subsequent tax year, unless our shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a mark-to-market election.

Although a U.S. Holder may be eligible to make a mark-to-market election with respect to our shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the mark-to-market election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC.

Possible Classification of the Company and/or RRL as Controlled Foreign Corporations

Each “United States 10% Shareholder” (as defined below) that owns, directly or indirectly through foreign entities, shares of a foreign corporation that is a “controlled foreign corporation” (“CFC”) for an uninterrupted period of thirty (30) days or more during any taxable year is required to include in its gross income for U.S. federal income tax purposes as ordinary income its pro rata share of the CFC’s “subpart F income” (as defined below) for such year. A United States 10% Shareholder is a United States person who owns (directly, indirectly through foreign entities or constructively) 10% or more of the total combined voting power of all classes of stock of a foreign corporation.

Subpart F income generally includes passive investment income, such as interest, dividends, and certain rent and royalties, and certain insurance income, including underwriting and investment income that is attributable to the issuing or reinsuring of any insurance or annuity contract, and that, absent an exception, generally would be taxed under the insurance company provisions of the Code if such income were the income of a U.S. insurance company.

We expect that all of our income will be subpart F income. Subpart F income inclusion generally is applicable to United States 10% Shareholders that have a direct or indirect ownership interest in a CFC on the last day of the taxable year of the CFC. The subpart F income inclusion is required even if the subpart F income is not distributed. In addition, United States 10% Shareholders of a CFC may be deemed to receive taxable distributions to the extent the CFC increases the amount of its earnings that are invested in certain specified types of United States property.

In general, a foreign corporation is treated as a CFC only if its United States 10% Shareholders collectively own more than 50% of the total combined voting power or total value of the corporation’s stock. However, for purposes of taking into account subpart F insurance income, a foreign corporation such as RRL generally will be treated as a CFC if more than 25% of the total combined voting power or total value of its stock is owned by United States 10% Shareholders.

Our and RRL’s Bye-Laws provide voting limitations designed to reduce the risk that the Company and RRL would be considered CFCs. With those limitations, unless a shareholder owns in excess of 50% of our shares, we believe that the Company and RRL should either not be treated as CFCs or, if so treated by virtue of attribution rules, should not be treated as having United States 10% Shareholders for purposes of including subpart F insurance income. However, because of the complexity of the attribution rules contained in the Code and the uncertainty of the effectiveness of these voting limitations, there can be no assurance that this will be the case.

If we and RRL are CFCs, the rules relating to PFICs generally would not apply to a U.S. Holder that is a United States 10% Shareholder. However, certain subpart F income may be taxable at higher rates than if such income were taxable income of a PFIC with respect to which a valid QEF Election has been made.

U.S. Holders should consult their own tax advisors to determine whether their ownership of our shares will cause them to become a United States 10% Shareholder and the impact of such a classification.

Related Person Insurance Income

A different definition of CFC is applicable in the case of a foreign corporation which earns related person insurance income (“RPII”). RPII is subpart F insurance income of a foreign corporation attributable to insurance policies or reinsurance contracts where the person that is directly or indirectly insured or reinsured is a United States person who owns, directly or indirectly through foreign entities, any amount of stock in such foreign corporation (an “RPII Shareholder”) or a “related person” (as defined below) to such RPII Shareholder. Generally, for purposes of the RPII rules, a related person is someone who controls or is controlled by a RPII Shareholder or someone who is controlled by the same person or persons which control the RPII Shareholder. Control is defined as ownership of more than 50% of either the value or voting power of the stock of a person after applying certain constructive ownership rules.

For purposes of taking into account RPII, and subject to the exceptions described below, RRL will be treated as a CFC if United States persons collectively own, directly or indirectly, 25% or more of the total combined voting power or value of RRL’s stock on any day during a taxable year. If RRL is a CFC for an uninterrupted period of at least 30 days during any taxable year under the special RPII rules, a U.S. Holder that owns our shares on the last day of any such taxable year must include in gross income for U.S. federal income tax purposes such U.S. Holder’s allocable share of RPII of RRL for the entire taxable year, subject to certain modifications.

RPII Exceptions

The RPII rules do not apply if: (i) direct and indirect insureds and persons related to such insureds, whether or not United States persons, own, or are treated at all times during the taxable year as owning, directly or indirectly through foreign entities, less than 20% of the voting power and less than 20% of the value of the stock of RRL; or (ii) RRL’s RPII, determined on a gross basis, is less than 20% of RRL’s gross insurance income for such taxable year.

We expect that it is likely that RRL will fall within one or both of the RPII exceptions set forth above. However, if no exception to the RPII rules applies, a U.S. Holder that owns any shares on the last day of RRL’s taxable year will be required to include such U.S. Holder’s allocable share of RRL’s RPII for the entire taxable year in such U.S. Holder’s gross income for U.S. federal income tax purposes.

Computation of RPII

In order to determine how much RPII, if any, RRL has earned in each taxable year, we intend to obtain and rely upon information from RRL’s ceding companies to determine whether any of the ceding companies or persons related to such ceding companies are direct or indirect United States shareholders. We likely will not be able to determine whether any of the underlying insureds of its ceding companies are RPII Shareholders or related persons to such shareholders. Accordingly, we may not be able to determine accurately: whether RRL qualifies for any RPII exception; or what the gross amount of RPII earned by RRL in a given taxable year would be. We will take reasonable steps that it believes to be advisable to obtain the necessary information to determine the availability of the RPII exceptions and the amount of insurance income that is RPII. However, there can be no assurance that we will be able to obtain all necessary information to make the determinations.

Apportionment of RPII to United States Persons

If RRL earns RPII, a shareholder that is a United States person may be apportioned more RPII than such shareholder’s proportionate share of such RPII under the apportionment rules prescribed by the Code. If RRL has RPII and RH makes a distribution of RPII to a U.S. Holder with respect to such U.S. Holder’s shares, the distribution will not be taxable to the extent such RPII has been allocated to and included in such U.S. Holder’s gross income for the taxable year in which the distribution was paid or for any prior year.

Uncertainty as to Application of the CFC and RPII Rules

The courts have not interpreted the RPII provisions and there are no definitive Regulations interpreting the RPII provisions, although proposed Regulations have existed since 1991. It is unclear whether the IRS will adopt the proposed Regulations or what changes or clarifications might ultimately be made to the proposed Regulations. Additionally, considerable uncertainty exists regarding the CFC rules pertaining to insurance. Any changes to the proposed and final Regulations governing CFCs and RPII, or any interpretation or application of the CFC and RPII rules by the IRS, the courts or otherwise, might have retroactive effect. Accordingly, the meaning and application of the CFC insurance and RPII provisions are uncertain. Finally, there can be no assurance that any amounts of subpart F insurance income or RPII inclusions we report to a U.S. Holder will not be subject to adjustment based upon subsequent IRS examination. U.S. Holders should consult their own tax advisors as to the effects of these uncertainties and as to the effects that the CFC insurance and RPII provisions may have on them and on their investment in our shares.

Basis Adjustments

A U.S. Holder’s tax basis in its shares will be increased by the amount of any subpart F income that such U.S. Holder includes in income under either the RPII or non-RPII CFC rules. Similarly, a U.S. Holder’s tax basis in its shares will be reduced by the amount of distributions of subpart F income that are excluded from income.

Information Reporting

Under certain circumstances, United States 10% Shareholders and RPII Shareholders of a CFC that own shares directly or indirectly through a foreign entity may be required to file IRS Form 5471. Furthermore, United States persons that directly or indirectly acquire 10% or more of the value of the shares of a foreign corporation may be required to file IRS Form 5471 in certain circumstances even if the entity is not a CFC.

Accordingly, if RRL’s gross RPII for a taxable year constitutes 20% or more of its gross insurance income for the period, and the 20% ownership exception described above does not apply, any United States person treated as owning, directly or indirectly, any of RRL’s ordinary shares on the last day of RRL’s taxable year will be subject to the RPII rules and will be required to file IRS Form 5471. In addition, a U.S. Holder that owns, directly or indirectly, more than 10% of the vote or value of our outstanding shares at any time during our taxable year will be required in certain circumstances to file IRS Form 5471 even if we and RRL are not CFCs. In addition, a United States person that transfers more than $100,000 in a 12-month period to a foreign corporation is required to file IRS Form 926 with the transferor’s U.S. federal income tax return for the year of the transfer. Failure to file IRS Form 5471 and Form 926 may result in penalties. A U.S. Holder may also have to file Form 8938 with respect to such U.S. Holder’s shares, as discussed below under “Disclosure Requirements for Specified Foreign Financial Assets.”

Dispositions of Our Shares

Generally, the difference between a U.S. Holder’s adjusted tax basis in its shares and the amount realized on the sale, exchange or other disposition of its shares, if any, will be includible in gross income as capital gain or loss, subject to the relevant discussion in this summary relating to the potential application of the CFC and PFIC rules. If a U.S. Holder’s holding period for its shares is more than one year, any gain will generally be subject to U.S. federal income tax at the rates applicable to long-term capital gain, subject to the PFIC provisions discussed above.

Under Section 1248 of the Code, any gain from the sale or exchange by a United States 10% Shareholder of shares in a CFC may be treated as a dividend to the extent of the CFC’s earnings and profits during the period that the shareholder held the shares, subject to certain adjustments. If gain from the sale or exchange of the shares is re-characterized as dividend income under Section 1248 of the Code, the gain may be treated as “qualified dividend income” to non-corporate taxpayers and eligible for a reduced rate of taxation, subject to the public trading and holding period requirements and PFIC provisions discussed above. Section 1248 also applies to the sale or exchange of shares by a United States person in a foreign corporation that earns RPII and is characterized as a CFC under the RPII rules if the foreign corporation would be taxed as an insurance company if it were a United States corporation. Such dividend treatment applies to a United States person subject to the RPII rules regardless of whether such United States person is a United States 10% Shareholder or whether the CFC meets either one of the first two RPII exceptions described above (i.e., the 20% ownership exception and the RPII 20% gross income exception). The proposed Regulations do not specifically address whether Section 1248 of the Code applies when an upper tier foreign corporation does not earn RPII directly and does not have United States 10% Shareholders but such foreign corporation has an insurance company subsidiary that is a CFC for purposes of requiring United States persons to take RPII into account.

We believe that it would be reasonable for a U.S. Holder to take the position that Section 1248 of the Code should not apply to dispositions of our shares because we will not have any United States 10% Shareholders and will not be directly engaged in the insurance business. However, there can be no assurance that the IRS will interpret the proposed Regulations in this manner or that the Treasury Department will not amend such Regulations, or issue other Regulations, to provide that Section 1248 of the Code applies to dispositions of our shares.

U.S. Holders should consult their own tax advisors regarding the application of these provisions to the disposition of our shares.

Foreign Tax Credit

Our subpart F insurance income inclusions and dividends generally will constitute income from sources outside the United States and generally will be categorized as “passive” income for foreign tax credit limitation purposes. If, however, 50% or more (by vote or value) of our stock is treated as being owned by United States persons, the amount of dividends constituting income from sources outside the United States may be limited to the amount attributable to RRL’s income from sources outside the United States. This foreign source limitation also applies to any gain from the sale of our shares that is treated as a dividend under Section 1248 of the Code. Thus, it may not be possible for U.S. Holders to utilize excess foreign tax credits to reduce United States tax on such income. The rules relating to U.S. foreign tax credits are very complex, and U.S. Holders should consult their own tax advisors regarding the application of such rules.

Disclosure Requirements for Specified Foreign Financial Assets

Individual U.S. Holders (and certain U.S. entities specified in IRS guidance) who, during any taxable year, hold any interest in any “specified foreign financial asset” generally will be required to file with their U.S. federal income tax returns a statement setting forth certain information if the aggregate value of all such assets exceeds certain threshold amounts on IRS Form 8938. “Specified foreign financial asset” generally includes any financial account maintained with a non-U.S. financial institution and may also include our shares if they are not held in an account maintained with a U.S. financial institution. Substantial penalties may be imposed, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended, in the event of a failure to comply. U.S. Holders should consult their own tax advisors as to the possible application to them of this filing requirement.

Information Reporting and Backup Withholding

Paying agents and custodians located in the United States will be required to comply with certain IRS information reporting requirements with respect to payments of dividends, if any, on our shares payable to our shareholders or to paying agents or custodians located within the United States. In addition, a holder may be subject to backup withholding at the rate of 28% with respect to dividends paid by such persons unless such holder either (i) is a corporation, a non-United States person or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Sales of our shares through brokers by certain holders also may be subject to backup withholding, subject to certain exceptions. Backup withholding tax is not an additional tax and may be credited against a holder’s regular U.S. federal income tax liability.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance provisions of the Code (“FATCA”) generally impose a 30% withholding tax regime with respect to (i) certain U.S. source income (including dividends) after June 30, 2014, and gross proceeds from any sale or other disposition after December 31, 2016, of property that can produce U.S. source interest or dividends (“withholdable payments”) and (ii) “passthru payments” (generally, withholdable payments and payments that are attributable to withholdable payments) made by foreign financial institutions (“FFIs”). As a general matter, FATCA was designed to require U.S. persons’ direct and indirect ownership of certain non-U.S. accounts and non-U.S. entities to be reported to the IRS. The application of the FATCA withholding rules will be phased in beginning July 1, 2014, with withholding on foreign pass-thru payments made by FFIs taking effect no earlier than 2017.

The Bermuda government recently signed a “Model 2” intergovernmental agreement (“Bermuda IGA”) with the United States. If we and/or RRL are treated as FFIs for the purposes of FATCA, under the Bermuda IGA, we and/or RRL will be directed to ‘register’ with the IRS and enabled to comply with the requirements of FATCA, including due diligence, reporting and withholding. Assuming registration and compliance pursuant to the Bermuda IGA, an FFI would be treated as FATCA compliant and not subject to withholding. The IRS and the Bermuda tax authorities have not yet provided final guidance regarding compliance with FATCA and the Bermuda IGA. The following discussion is subject to the terms of the Bermuda IGA.

If we and/or RRL are treated as FFIs for purposes of FATCA, withholdable payments and pass-thru payments made to us and/or RRL will be subject to a 30% withholding tax unless an agreement with the IRS (an “FFI Agreement”) is in effect, pursuant to which the Company and/or RRL would be required to provide information regarding its U.S. direct or indirect owners and to comply with other reporting, verification, due diligence and other procedures established by the IRS. The IRS may terminate the FFI Agreement if the IRS notifies the Company and/or RRL that it is out of compliance with the FFI Agreement and the Company and/or RRL does not remediate the compliance failure. Even if we and RRL are subject to an FFI Agreement, distributions to an investor that are treated as pass-thru payments generally will be subject to a 30% withholding tax (a) if the investor fails to provide information or take other actions required for the Company and/or RRL to comply with the FFI Agreement including, in the case of a non-U.S. investor, providing information regarding certain U.S. direct and indirect owners of the investor (and, in certain circumstances, obtaining waivers of non-U.S. law to permit such reporting), or (b) if the investor is an FFI, unless the investor (i) is subject to an FFI Agreement, (ii) establishes that an exemption applies or (iii) is required to comply with FATCA under an applicable IGA.

Under the regulations implementing FATCA, a foreign insurance company (or foreign holding company of an insurance company) that issues or is obligated to make payments with respect to an account is a foreign financial institution. For this purpose, insurance contracts treated as having “cash value” and annuity contracts issued or maintained by a financial institution are considered accounts, and certain term life insurance contracts are not considered accounts. Insurance companies that issue only property and casualty insurance contracts, or that only issue life insurance contracts lacking cash value (or that provide for limited cash value) generally would not be considered FFIs under the final regulations. However, a holding company may be treated as an FFI if it is formed in connection with or availed of by a collective investment vehicle, mutual fund, exchange traded fund, hedge fund, venture capital fund, leveraged buyout fund, or any similar investment vehicle established with an investment strategy of investing, reinvesting, or trading in financial assets. Moreover, a company may be treated as an FFI if its gross income is primarily attributable to investing, reinvesting, or trading in financial assets and the entity is managed by an FFI, or the entity functions or holds itself out as an investment vehicle established with an investment strategy of investing, reinvesting, or trading in financial assets. There can be no certainty as to whether the Company and/or RRL will be treated as an FFI under FATCA. Even if we and RRL are not treated as FFIs, then depending on whether our shares are treated as “regularly traded on one or more established securities markets” under the FATCA rules and whether the income and assets of RRL meet the requirements for the treatment of RRL as an “active NFFE,” withholdable payments to us and/or RRL may be subject to a 30% withholding tax unless we and/or RRL provide information regarding its U.S. direct or indirect owners.

FATCA and the impact of the Bermuda IGA are particularly complex and their application to us is uncertain at this time. You should consult your own tax advisors to obtain a more detailed explanation of FATCA and the Bermuda IGA and to learn how they may affect you in your particular circumstances.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in foreign currency to a U.S. Holder in connection with the ownership of our shares, or on the sale, exchange or other taxable disposition of our shares, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the foreign currency is converted into U.S. dollars at that time. If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

F.	Dividends and Paying Agents

As of the date of this registration statement, we have not paid any dividends. Accordingly, we have not appointed a paying agent. Subject to the provisions of the Companies Act, in the future we may make distributions to shareholders from time to time by way of divided from retained earnings or from contributed surplus or otherwise in accordance with the Companies Act and our Bye-laws to the extent our Board considers this to be appropriate. Our Board may change this dividend policy in the future. See “Item 10. Additional Information—Share Capital—Restricted Voting Shares—Dividend Policy for Restricted Voting Shares.”

G.	Statement by Experts

The financial statements of RH as of December 31, 2013 and for the year ended December 31, 2013 and the period from August 20, 2012 to December 31, 2012 included in this Registration Statement on Form 20-F have been included in reliance on the audit report of KPMG Audit Limited, Chartered Accountants, given the authority of said firm as experts in auditing and accounting. KPMG Audit Limited is located at Crown House, 4 Par-la-Ville Road, Hamilton HM 08, Bermuda.

The financial statements of Americas Bullion Royalty Corp. as of February 28, 2014 and 2013 and for each of the three years in the period ended February 28, 2014 included in this Registration Statement of Form 20-F have been included in reliance on the audit report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Silver Predator Corp. as of May 31, 2014 and 2013 and for each of the two years in the period ended May 31, 2014 included in this Registration Statement of Form 20-F have been included in reliance on the audit report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP is located at 250 Howe Street, Suite 700, Vancouver, British Columbia V6C 3S7 Canada.

The financial statements of Omega as of December 31, 2013 and for each of the two years in the period ended December 31, 2013 included in this Registration Statement on Form 20-F have been included in reliance on the audit report of Grant Thornton LLP, Chartered Accountants, given the authority of said firm as experts in auditing and accounting. Grant Thornton LLP is located at 200 Bay Street, Box 55, Toronto, Ontario M5J 2P9 Canada.

H.	Documents on Display

Any description in this Form 20-F about any of our contracts or other documents filed as an exhibit hereto is not complete and is qualified in its entirety by the text of the full contract or document.

Upon effectiveness of this registration statement on Form 20-F, we will become subject to the information filing requirements of the Exchange Act, and accordingly will be required to file periodic reports and other information with the SEC. As a foreign private issuer under the SEC’s regulations, we will file annual reports on a Form 20-F and other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers. Moreover, as a foreign private issuer, we will not be subject to the proxy requirements under Section 14 of the Exchange Act, and our directors and principal shareholders are not subject to the insider short swing profit reporting and recovery rules under Section 16 of the Exchange Act.

The contracts and other documents referred to in this Form 20-F, and our SEC filings are and will be available at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at the public reference facilities maintained by the SEC at SEC Headquarters, Public Reference Section, 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330.

In addition, we are required to file documents required by Canadian securities laws electronically with Canadian securities regulatory authorities. Those filings are available on our SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at Continental Building, 25 Church Street, Hamilton, HM12, Bermuda.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our risk exposures and the impact on our financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Our credit risk is primarily attributable to cash and cash equivalents, receivables, and reclamation bonds. We have no significant concentration of credit risk arising from operations. Cash and cash equivalents include guaranteed investment certificates issued by major banks, for which management believes the risk of loss to be minimal. Receivables mainly consist of goods and services tax refunds due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to receivables is minimal. Reclamation bonds consist of term deposits and guaranteed investment certificates that have been invested with reputable financial institutions from which management believes the risk of loss to be minimal.

Liquidity risk

Liquidity risk is the risk that we are unable to meet its financial obligations as they come due. We manage this risk by careful management of its working capital to ensure its expenditures will not exceed share capital and debt financings, or proceeds from property sales or options.

At September 30, 2014, we had a working capital balance of $30,434,159.

Interest rate risk

Our loan agreement was retired on November 26, 2013 and we have no significant remaining debt outstanding; accordingly, our sensitivity to a 1% increase or decrease in market rates of interest would have no material effect on our interest expense.

Foreign currency risk

We raise funds in both Canadian and US dollars and major purchases and expenditures are transacted in both Canadian and US dollars. We maintain US dollar bank accounts in a Bermudian branch of a major international financial institution. We also fund administrative expenses in both Canadian and US dollars. Additionally, the note on the Hayden office building is denominated in US dollars. Our sensitivity to a 10% increase or decrease in the US dollar relative to the Canadian dollar, representing the sensitivity to fluctuations in foreign currency, is not material to our interest expense or on unrealized gain or loss on debt.

We do not hedge its foreign exchange risk as management believes the risk is not significant.

Capital risk

Our objective when managing capital is to safeguard our ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

We consider the items included in shareholders’ equity to be capital. We manage the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, we may attempt to issue new shares through public and/or private placements, acquire or sell assets, increase or reduce debt or return capital to shareholders.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 15T.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B.	CODE OF ETHICS

Not applicable.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Historical Consolidated Financial Statements

Historical consolidated financial statements of Americas Bullion Royalty Corp., Till Capital Ltd., Silver Predator Corp. and Omega Insurance Holdings Inc. are set forth on pages F-1 to F-126 of this Registration Statement.

Unaudited Pro Forma Consolidated Financial Information

The unaudited pro forma consolidated financial information set forth below consists of an unaudited pro forma consolidated statement of financial position as at September 30, 2014 and unaudited pro forma consolidated statements of income (loss) for the seven months ended September 30, 2014 and the year ended February 28, 2014. The unaudited pro forma consolidated financial information should be read in conjunction with the audited consolidated financial statements and the notes thereto included elsewhere in this Registration Statement.

The unaudited pro forma consolidated financial information set forth below does not represent the actual financial position or results of operations of the Company as at and for the dates indicated and is being furnished solely for illustrative purposes. Further, the unaudited pro forma financial consolidated financial information does not purport to project the Company’s results of operations or financial position for any future period or for any future date. The unaudited pro forma financial consolidated financial information reflects AMB, SPD and GPY’s operations as mineral resource exploration companies and Omega’s operations as an insurance business, but do not reflect our operations as a reinsurance business. As we have no operating history as a reinsurance business, it may be difficult to assess our ability to operate profitably as a reinsurance business.

The pro forma consolidated statements of income (loss) for the fiscal year ended February 28, 2014 and the seven month period ended September 30, 2014 give effect to the Arrangement and the Omega Acquisition as if they occurred as of March 1, 2013. The unaudited pro forma consolidated statements of financial position give effect to the Omega Acquisition as if it occurred as of September 30, 2014. The pro forma adjustments are based upon available information and assumptions.

Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma consolidated financial information.

The following unaudited pro forma consolidated financial information and the notes thereto should be read in conjunction with “Selected Financial Data,” “Risk Factors,” “Operating and Financial Review and Prospects”, the consolidated financial statements and the condensed consolidated interim financial statements, which have been prepared in accordance with IFRS, included elsewhere in this registration statement.

Till Capital Ltd.
PRO FORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT SEPTEMBER 30, 2014
(Expressed in Canadian Dollars)

(Unaudited)		Omega
	Till Capital	Insurance		Pro Forma	Pro Forma
	Ltd.	Holdings Inc.	Notes	Adjustments	Consolidated
ASSETS
Cash	$23,221,561	$613,695	2a	(15,451,366)	$8,383,890

Investments	18,797,000	27,976,007			46,773,007
Receivables	103,691	1,874,702			1,978,393
Reinsurance assets	-	6,678,210			6,678,210
Deferred policy acquisition costs	-	591,318			591,318
Property, plant and equipment	5,744,013	8,999			5,753,012
Royalty and mineral interests	16,915,545	-			16,915,545
Deferred income taxes	-	818,000			818,000
Other assets	1,596,695	327,005			1,923,700
Goodwill	-	1,597,314	2a	2,575,228	4,172,542
Total assets	$66,378,505	$40,485,250		$(12,876,138)	$93,987,617

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	$859,253	$2,724,811	2b	$350,000	$3,934,064
Securities sold, not yet purchased, at fair value	10,828,840	-			10,828,840
Insurance contract liabilities	-	20,338,645			20,338,645
Debt and finance leases	381,326	-			381,326
Other liabilities	-	4,545,656			4,545,656
Total liabilities	$12,069,419	$27,609,112		$350,000	$40,028,531

Equity
Share capital	$135,703,086	$12,950,000	2a	$(12,950,000)	$135,703,086

Contributed surplus	10,129,730	-			10,129,730
Accumulated other comprehensive income (loss)	(1,832,993)	554,517	2a	(554,517)	1,832,993
Deficit	(97,005,534)	(628,379)	2a	(628,379)	(99,125,992)
			2b	(350,000)
Equity attributable to shareholders of Till $	48,889,817	$12,876,138		$(13,226,138)	$48,539,817
Non-controlling interests	5,419,269	-		-	5,419,269

Total Equity	$54,309,086	$12,876,138		$(13,226,138)	$53,959,086

Total liabilities and equity	$66,378,505	$40,485,250		$(12,876,138)	$93,987,617

Till Capital Ltd.
PRO FORMA CONSOLIDATED STATEMENT OF INCOME (LOSS)
FOR THE SEVEN MONTHS ENDED SEPTEMBER 30, 2014
(Expressed in Canadian Dollars)

		Omega Insurance		Pro Forma	Pro Forma
(Unaudited)	Till Capital Ltd.	Holdings Inc.	Notes	Adjustments	Consolidated
Revenue
Gross insurance premiums written	$-	$16,817,986			$16,817,986
Insurance premiums ceded to reinsurers	-	(4,370,927)			(4,370,927)
Net insurance premiums written	-	12,447,059			12,447,059
Change in net unearned premiums	-	(31,238)			(31,238)
Net earned premium	-	12,415,821			12,415,821
Consulting and management fee income		274,527			274,527
Net investment income (expense)	877,640	318,242			1,195,882
Total revenue	$877,640	$13,008,590			$13,886,230

Expenses
Net claim and adjustment expenses	$-	$7,022,798			$7,022,798
Policy acquisition expenses	-	5,132,708			5,132,708
Transaction costs	517,989	-	2b	350,000	867,989
Depreciation and amortization	267,681	1,197			268,878
General and administrative	2,115,745	324,310			2,440,055
Staff costs	916,057	484,117			1,400,174
Stock-based compensation	298,888	-			298,888
Write-off of mineral interests	1,211,366	-			1,211,366
Disposal gain (loss) and write off of property, plant & equipment	(11,997)	-			(11,997)
Foreign exchange gain (loss)	425,763	-			425,763
Unrealized gain on derivative	(207,663)	-			(207,663)
Other loss	32,432	-			32,432

Total expenses	5,566,261	12,965,130		350,000	18,881,391
Income (loss) before income taxes	(4,688,621)	43,460		(350,000)	(4,645,161)
Current income tax recovery	-	9,000			9,000
Deferred income tax recovery	2,594,565	-			2,594,565
Income (loss) for the period	$(2,094,056)	$52,460		$(350,000)	$(2,041,596)
Income (loss) attributable to:
Shareholders of Till Capital Ltd.	1,770,458	52,460		(350,000)	1,717,998
Non-controlling interests	323,598	-		-	323,598
	$2,094,056	$52,460		$(350,000)	$2,041,596

Till Capital Ltd.
PRO FORMA CONSOLIDATED STATEMENT OF INCOME (LOSS)
FOR THE TWELVE MONTHS ENDED FEBRUARY 28, 2014
(Expressed in Canadian Dollars)

		Americas		Golden
	Till	Bullion	Silver	Predator
	Capital	Royalty	Predator	Mining Corp.			Pro Forma	Pro Forma
(Unaudited)	Ltd.*	Corp.	Corp.	(Note 5)	Omega	Notes	entries	Consolidated
Revenue
Gross insurance premiums written	$-	$-	$-	$-	$28,479,000		$-	$28,479,000
Insurance premiums ceded to reinsurers					(8,257,000)			(8,257,000)
Net insurance premiums written					20,222,000			20,222,000
Change in net unearned premiums					(53,000)			(53,000)
Net earned premium					20,169,000			20,169,000
Consulting and management fee income					562,000			562,000
Net investment income (expense)		(434,299)	(509,988)	(88,044)	734,000	3a	(1,020,000)	(1,318,331)
Total revenue		(434,299)	(509,988)	(88,044)	21,465,000		(1,020,000)	19,412,669
Expenses
Net claim and adjustment expenses		-		-	10,335,000			10,335,000
Policy acquisition expenses		-		-	8,704,000			8,704,000
Transaction costs		-		-	-	3c	867,989	867,989
General and administrative	83,588	6,531,631	363,997	615,487	1,814,000			9,408,703
Exploration expenses		-		1,582,323		3b	(1,582,323)	-
Stock-based compensation		395,177	146,296	78,259				619,732
Write-off of mineral interests		35,608,923	1,590,934	1,818,049				39,017,906
Disposal gain (loss) and write off of property, plant & equipment		2,378,772		-				2,378,772
(Gain) loss on sale of mineral interests		(17,766,311)		1,798				(17,764,513)
Gain on settlement of debt		(11,440,286)		-				(11,440,286)
Foreign exchange gain loss		383,805	6,264	(2,073)				387,996
Other loss		1,149,115		(11,044)				1,138,071
Write-down of investment in associates		600,608		-		3a	(600,608)	-
Loss on equity investment in associates		1,490,275		-		3a	(1,490,275)	-
Total expenses	83,588	19,331,709	2,107,491	4,082,799	20,853,000		(2,805,217)	43,653,370
Income (loss) before income taxes	(83,588)	(19,766,008)	(2,617,479)	(4,170,843)	612,000		1,785,217	(24,240,701)
Income tax recovery (loss)		(1,887,683)	622,996	2,616	(163,000)		-	(1,425,071)
Income (loss) for the period	$(83,588)	$(21,653,691)	$(1,994,483)	$(4,168,227)	$449,000		$1,785,217	$(25,665,772)
Income (loss) attributable to:
Shareholders of Till Capital Ltd.	(83,588)	(21,653,691)	(1,263,306)	(2,250,843)	449,000		1,057,348	(23,745,079)
Non-controlling interests	-	-	(731,177)	(1,917,384)	-		727,869	(1,920,693)
	$(83,588)	$(21,653,691)	$(1,994,483)	$(4,168,227)	$449,000		$1,785,217	$(25,665,772)

*Till Capital Ltd. was formerly named Resource Holdings Ltd.

Till Capital Ltd.
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(in CAD dollars)
(Unaudited)

1.	Basis of presentation

Background

Till Capital Ltd. (“Till”) is a newly formed exempted holding company incorporated on August 20, 2012 under the laws of Bermuda and formerly named Resource Holdings Ltd. Till owns all of the issued and outstanding shares of Resource Re Ltd. (“RRL”), a Bermuda corporation, which holds a Bermuda Class 3A insurance license. The Company is engaged in the reinsurance business supported by a hybrid investment strategy. As of September 30, 2014, RRL has not underwritten any insurance risk.

On April 17, 2014, the Company completed a corporate reorganization Plan of Arrangement (the “Arrangement”) whereby shareholders of Americas Bullion Royalty Corp. (“AMB”) received 0.01 of restricted voting shares of Till Capital Ltd. (“Till”) in exchange for each AMB share held. Till issued a total of 3,612,684 shares pursuant to the Arrangement including 1,806,789 to AMB shareholders. The reorganization facilitates the Companies entrance into the reinsurance business, and to have access to additional capital for financing and diversification. AMB was considered the accounting acquirer in the reorganization. Till now owns 63% of the outstanding shares of Silver Predator Corp. (“SPD”) and 54% of Golden Predator Mines Corp. (“GPY”). As a result of the Arrangement, AMB shares ceased trading on the Toronto Stock Exchange (“TSX”) on April 23, 2014, and Till shares (symbol TIL) became listed on the TSX Venture Exchange (“TSX-V”) on April 24, 2014. The transactions related to the Arrangement were reflected in the Company’s September 30, 2014 financial statements as filed on sedar.com.

On October 10, 2014, the Company entered into a share purchase agreement with Omega Insurance Holdings, Inc. (“Omega”), a Toronto, Canada based insurance provider, and its shareholders, pursuant to which the Company will acquire all of the issued and outstanding shares of Omega (the “Omega Transaction”). The accompanying unaudited pro forma consolidated balance sheet as at September 30, 2014, and the unaudited pro forma consolidated statement of loss for the seven month interim period ended September 30, 2014 have been prepared by management after giving effect to the Omega Transaction:

The Omega Transaction requires the Company to pay an aggregate purchase price of 1.2 times book value, or approximately $15,500,000 as of September 30, 2014, plus an amount not to exceed $3,000,000 for any transactions in process at closing, in exchange for all of the issued and outstanding shares of Omega. The aggregate purchase price will be payable as follows: (i) at the closing of the Proposed Transaction (and 90 days from the date of completion of any qualifying transactions in progress at closing), Till will pay to the Omega shareholders 95% of the purchase price in cash and (ii) 12 months after the closing of the Proposed Transaction, Till will pay to the Omega shareholders 5% of the purchase price in cash. The payment at 12 months following closing of the Proposed Transaction is subject to reduction in the event losses incurred on the policies purchased from Omega are greater than 10% above the actual loss reserves pursuant to the financial statements prepared as of the most recent quarter end prior to the closing date.

The accompanying unaudited pro forma consolidated statements of loss for the twelve month period ended February 28, 2014, have been prepared by management after giving effect to the Omega Transaction and the Arrangement that took effect on April 17, 2014:

The Arrangement involved a series of transactions as outlined in the September 30, 2014 financial statements and discussed above. These transactions were included in the reported September 30, 2014 financial statements. The impacts of the Arrangement on the twelve month consolidated statement of income as presented in these pro forma financial statements are reflected in Note 3.

Accounting presentation

The unaudited pro forma consolidated financial statements have been prepared in all material respects using the accounting policies of Till. No income taxes have been included in the pro forma other than to include the tax amounts as reported by each of the entities being consolidated. Options and warrants have not been considered in this pro forma because all options and warrants are currently out of the money.

These unaudited pro forma consolidated financial statements incorporate the financial statements of Till, Omega, AMB and entities deemed to be controlled by Till pursuant to IFRS 10. Subsidiaries are fully consolidated from the date on which control is transferred to the group. Intercompany transaction balances have been eliminated.

Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity. Non-controlling interests consist of the non-controlling interest at the date of the original business combination plus the non-controlling interest’s share of changes in equity since the date of acquisition.

The planned merger of GPY and RTZ was approved by shareholders of those respective entities as of February 21, 2013. The unaudited pro forma consolidated statements as of February 28, 2014 are presented as if the merger had occurred. See Note 5.

In conjunction with the Arrangement, the Company has changed its year-end from February 28, which was the year-end of AMB, to December 31. Therefore, the pro forma condensed consolidated interim financial statements presented are for the seven months ended September 30, 2014.

Presentation of financial statements

These unaudited pro forma consolidated financial statements have been compiled from and include:
i.	An unaudited pro forma consolidated balance sheet as at September 30, 2014, giving effect to the Omega Transaction as if it had occurred on September 30, 2014. The pro forma statement is derived from:

•	Till’s unaudited condensed interim consolidated statement of financial position as at September 30, 2014;
•	Omega’s unaudited condensed interim consolidated statement of financial position as at September 30, 2014;
•	The pro forma adjustments described in Note 2;

ii.

An unaudited pro forma consolidated statement of loss for the seven months ended September 30, 2014, giving effect to the Transactions as if they occurred on March 1, 2014. The pro forma statement of loss is derived from:

•	Till’s unaudited condensed consolidated statement of comprehensive income for the seven months ended September 30, 2014;
•	Omega’s unaudited condensed consolidated statement of loss and comprehensive loss for the six months ended September 30, 2014;
•	The pro forma adjustments described in Note 2;

iii.

An unaudited pro forma consolidated statement of loss for the 12 months ended February 28, 2014, giving effect to the Transactions as if they occurred on March 1, 2013. The pro forma statement of loss is derived from:

•	Till’s audited consolidated statement of comprehensive loss for the year ended December 31, 2013;
•	AMB’s February 28, 2014 audited consolidated statement of loss and comprehensive loss for the year ended February 28, 2014;
•	Omega’s audited consolidated statement of comprehensive income for the year ended December 31, 2013;
•	The pro forma adjustments described in Note 3;
•

SPD’s constructed period for the 12 months ended February 28, 2014, as derived from its audited consolidated statement of loss and comprehensive loss for the year ended May 31, 2013, and its unaudited condensed interim consolidated statements of loss and comprehensive income (loss) for the nine months ended February 28, 2014 and the nine months ended February 28, 2013;

•	GPY’s audited consolidated statement of loss and comprehensive loss for the year ended December 31, 2013; and

•

RTZ’s constructed period for the 12 months ended January 28, 2014, as derived from its audited consolidated statement of loss and comprehensive loss for the year ended April 30, 2013, and its unaudited condensed interim consolidated statements of loss and comprehensive income (loss) for the nine months ended January 31, 2014 and the nine months ended January 31, 2013.

These unaudited pro forma consolidated financial statements should be read in conjunction with the financial statements referenced above. These statements are not intended to reflect the results of operations or the financial position of Till which would have actually resulted had the proposed Transactions been in effect on the dates indicated, and are not necessarily indicative of the results of operations that may be obtained in the future.

The pro forma adjustments are based in part on estimates, including the fair values of the assets acquired and the liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized, and will be based on the actual assets and liabilities that exist as of the date the Transaction is completed.

The pro forma statements of loss have been presented for the annual period for the 12 months ended February 28, 2014, with the appropriately aligned income statements from the other entities being combined. The inclusion of the most recent compiled 12 month income statements for all entities on a combined basis is considered to provide the most meaningful information to investors.

2.	Pro forma transactions and adjustments to the September 30, 2014 financial statements:

The unaudited pro forma consolidated financial statements give effect to the following assumptions and adjustments:

a)	Purchase of Omega

Till will pay an amount in cash to Omega shareholders equal to 1.2 times net book value. As of September 30, 2014 net book value was $15,451,366. The following pro forma adjustments are made to reflect the transaction: consolidated balance sheet as at September 30, 2014 is adjusted by decreasing cash by $15,451,366; increasing goodwill by $2,575,228; and eliminating the equity accounts of Omega by decreasing share capital $12,950,000, contributed surplus of $554,517 and deficit by $628,379.

b)	Transaction costs

Estimated transaction costs associated with the Omega Transaction of $350,000 were accrued to accounts payable and accrued liabilities and expensed on the seven month ended pro forma condensed consolidated statement of income and the twelve month consolidated statement of income.

Estimated transaction costs associated with the Reorganization Transaction of $517,989 were expensed on the twelve month consolidated statement of income.

3.	Pro forma transactions and adjustments to the twelve month statement of income:

The following pro forma adjustments to the twelve month statement of income give effect to the proposed Omega Transaction as well as the Reorganization Transaction which occurred on April 17, 2014 and was already included in the Balance sheet at September 30, 2014 as reported:

a)	Reclassifications

RRL, a wholly owned subsidiary of Till, will hold the securities previously held by AMB as investments in associates. These investments include SPD, NTR and Wolfpack Gold Corp. (“Wolfpack”). Investments in which Till will not have a controlling interest in have been reclassified to “Investments and marketable securities”. The SPD and NTR investments have been fully consolidated as RRL will own more than 50% of SPD and NTR.

The following pro forma adjustment has been made to reflect this reclassification: the consolidated income statement at February 28, 2014 is adjusted by decreasing net investment income by $1,020,000 which reflects the mark to market adjustment for Wolfpack shares held at February 28, 2014. Additionally the Write-down of investment in associates and Loss on equity investment in associates are eliminated.

b)	Changes related to capitalized mineral exploration costs on subsidiaries with non-controlling interests

AMB has different accounting policies than GPY with respect to mineral exploration costs. GPY expenses mineral exploration costs on their statements of comprehensive loss, while AMB capitalizes mineral exploration costs on their consolidated statements of financial position. The following pro forma adjustments have been made to align GPY’s treatment of exploration costs with AMB’s accounting policies: decrease exploration costs $1,582,323.

c)	Transaction costs

Estimated transaction costs associated with the Omega Transaction of $350,000, and transaction costs associated with the Reorganization Transaction of $517,989 were expensed on the twelve month consolidated statement of income.

4.	Pro forma share capital

Till had 3,612,684 shares outstanding as of September 30, 2014, as summarized in the following table:

Number of
common
shares
Till beginning balance at February 28, 2014	1,803,822
Shares issued for property	3,000
Fractional shares adjusted for split	(33)
Till shares issued for purchase of Kudu assets	1,805,895

Pro forma balance	3,612,684

5.	Merger adjustment of GPY and RTZ

The following table represents the twelve month compiled statements of loss of GPY (formerly NTR for the 12 months ended December 31, 2013) and RTZ for the 12 months ended January 31, 2014.

				Golden
				Predator
				Mining Corp.
	Golden		Pro Forma	as merged with
	Predator	Redtail Metals	Adjustments	Redtail Metals
	Mining Corp.	Corp.	to Merge	Corp.
Revenue
Net investment income	$-	$(88,044)	$-	$(88,044)

Expenses
Depreciation and amortization		2,097		2,097
General and administrative	368,297	178,263	-	546,560
Staff costs	-	66,830	-	66,830
Exploration expenses	1,582,323	-	-	1,582,323
Stock-based compensation	-	78,259	-	78,259
Write-off of mineral interests	101,446	1,716,603	-	1,818,049
Gain (loss) on sale of mineral interests	-	1,798	-	1,798
Foreign exchange (gain) loss	-	(2,073)	-	(2,073)
Other (gain) loss	-	(11,044)	-	(11,044)
	(2,052,066)	(2,030,733)	-	(4,082,799)
Income (loss) before income taxes	(2,052,066)	(2,118,777)	-	(4,170,843)
Deferred income tax recovery	-	2,616	-	2,616

Loss for the period	$(2,052,066)	$(2,116,161)	$-	$(4,168,227)

ITEM 19.	EXHIBITS

Exhibit
Number	Description
1.1	Memorandum of Association
1.2	Bye-laws
4.1	Executive Employment Agreement effective September 1, 2009 between the Company and William Sheriff
4.2	Executive Employment Amendment Agreement, effective March 1, 2011, between the Company and William Sheriff
4.3	Executive Employment Agreement effective November 12, 2012 between the Company and Timothy Leybold
4.4	Executive Employment Agreement effective December 1, 2011 between the Company and Michael Maslowski
4.5	Executive Employment Agreement effective December 1, 2012 between the Company and Janet Lee-Sheriff
4.6	Administration Agreement dated February 12, 2014 between Resource Re Ltd. and Cedar Management Limited
4.7*	Master Services Agreement dated August 11, 2014 between Multi-Strat Re Ltd. and Resource Re Ltd.
4.8*	Quota Share Retrocession Agreement dated August 11, 2014 between Multi-Strat Re Ltd. and Resource Re Ltd.
4.9	Stock Option Plan
4.10	Share Purchase Agreement dated as of October 10, 2014 among Till Capital Ltd., the shareholders of Omega Insurance Holders Inc. and Integrated Asset Management Corp.
4.11	Arrangement Agreement dated as of February 18, 2014 between Americas Bullion Royalty Corp. and Resource Holdings Ltd.
4.12	Share Purchase Agreement between Silver Predator Corp. and Golden Predator US Holding Corp.
4.13	Share Purchase Agreement between Americas Bullion Royalty Corp. and Multi-Strat Holdings Ltd.
4.14	Share Purchase Agreement between Northern Tiger Resources Inc. and Resource Holdings Ltd.
4.15	Asset Purchase Agreement between Resource Holdings Ltd. and Kudu Partners, L.P.
4.16	Subscription Agreement between Resource Holdings Ltd. and Silver Predator Corp.
8.1	List of Subsidiaries
11.1	Code of Ethics
23.1	Consent of KPMG Audit Limited
23.2	Consent of PricewaterhouseCoopers LLP
23.3	Consent of PricewaterhouseCoopers LLP
23.4	Consent of Grant Thornton LLP

* Confidential treatment has been requested for portions of this exhibit.

INDEX TO FINANCIAL STATEMENTS

Americas Bullion Royalty Corp. (Accounting Acquiror)

Condensed Interim Consolidated Statements of Financial Position As Of September 30, 2014 and February 28, 2014	F-3
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss For the Seven Months Ended September 30, 2014 and For the Six Months Ended August 31, 2013	F-4
Condensed Consolidated Interim Statements of Cash Flows For the Seven Months Ended September 30, 2014 and For the Six Months Ended August 31, 2013	F-5
Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity For the Seven Months Ended September 30, 2014 and For the Six Months Ended August 31, 2013	F-6
Notes to Condensed Consolidated Interim Financial Statements For the Seven Months Ended September 30, 2014 and For the Six Months Ended August 31, 2013	F-7
Consolidated Statements of Financial Position As Of February 28, 2014 and February 28, 2013	F-28
Consolidated Statements of Loss and Comprehensive Loss For the Years Ended February 28, 2014, February 28, 2013 and February 29, 2012	F-29
Consolidated Statements of Cash Flows For the Years Ended February 28, 2014, February 28, 2013 and February 29, 2012	F-30
Consolidated Statement of Changes in Shareholders’ Equity For the Years Ended February 28, 2014, February 28, 2013 and February 29, 2012	F-31
Notes to Consolidated Financial Statements For the Years Ended February 28, 2014 and February 28, 2013	F-32

Till Capital Ltd. (formerly Resource Holdings Ltd.)

Consolidated Statement of Financial Position As Of December 31, 2013 and December 31, 2012	F-59
Consolidated Statement of Comprehensive Loss For the Year Ended December 31, 2013 and For the Period From August 20, 2012 (Date of Incorporation) to December 31, 2012	F-60
Consolidated Statement of Changes in Shareholder’s Equity For the Year Ended December 31, 2013 and For the Period From August 20, 2012 (Date of Incorporation) to December 31, 2012	F-61
Consolidated Statement of Cash Flows For the Year Ended December 31, 2013 and For the Period From August 20, 2012 (Date of Incorporation) to December 31, 2012	F-62
Notes to Consolidated Financial Statements For the Year Ended December 31, 2013 and From August 20, 2012 (Date of Incorporation) to December 31, 2012	F-63

Silver Predator Corp.

Omega Insurance Holdings Inc.

Condensed Interim Consolidated Statements of Financial Position As At September 30, 2014	F-91
Condensed Interim Consolidated Statements of Comprehensive Income For the Period Ended September 30, 2014	F-92
Condensed Interim Consolidated Statements of Changes in Equity For the Period Ended September 30, 2014	F-93
Condensed Interim Consolidated Statement of Cash Flows For the Period Ended September 30, 2014	F-94
Notes to Condensed Interim Consolidated Financial Statements For the Period Ended September 30, 2014	F-95
Consolidated Statements of Financial Position As Of December 31, 2013 and December 31, 2012	F-105
Consolidated Statements of Comprehensive Income For the Years Ended December 31, 2013 and 2012	F-106
Consolidated Statements of Changes in Equity For the Years Ended December 31, 2013 and 2012	F-107
Consolidated Statements of Cash Flows For the Years Ended December 31, 2013 and 2012	F-108
Notes to Consolidated Financial Statements For the Years Ended December 31, 2013 and 2012	F-109

TILL CAPITAL LTD.

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

 FOR THE THREE AND SEVEN MONTHS ENDED SEPTEMBER 30, 2014

Notice of Non-review of Interim Financial Statements

The attached condensed consolidated interim financial statements for the three and seven months ended September 30, 2014 and the three six months ended August 31, 2013 have been prepared by and are the responsibility of the Company’s management and have been approved by the Board of Directors of the Company. The Company’s independent auditor has not performed a review of these interim financial statements.

Till Capital Ltd.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)
(Unaudited)

	September	February
	30, 2014	28, 2014

ASSETS
Cash and cash equivalents	$23,221,561	$2,881,808
Investments (Note 4)	18,797,000	887,459
Receivables (Note 5)	103,691	17,050,334
Investment in associates (Note 7)	-	2,379,939
Property, plant, and equipment (Note 6)	5,744,013	6,982,609
Royalty and mineral interests (Note 8)	16,915,545	6,705,441
Other assets (Note 9)	1,596,695	1,008,257

	$66,378,505	$37,895,847

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities (Note 10)	$859,253	$2,129,958
Securities sold, not yet purchased, at fair value	10,828,840	-
Deferred income tax liability (Note 12)	-	2,636,000
Debt and finance leases (Note 11)	381,326	421,626
	12,069,419	5,187,584

SHAREHOLDERS’ EQUITY
Share capital (Note 13)	$135,703,086	$118,523,614
Contributed surplus	10,129,730	10,028,322
Accumulated other comprehensive income (loss)	1,832,993	1,305,336
Deficit	(99,099,590)	(97,149,009)
Equity attributable to shareholders of Till Capital, Ltd.	48,566,219	32,708,263

Non-controlling interests	5,742,867	-

Total shareholders’ equity	54,309,086	32,708,263

	$66,378,505	$37,895,847

Subsequent events (Note 20)

The accompanying notes are an integral part of these (unaudited) condensed consolidated interim financial statements.

Till Capital Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)
(Unaudited)

	Three	Three	Seven	Six
	months	months	months	months
	ended	ended	ended	ended
	September	August	September	August 31,
	30, 2014	31, 2013	30, 2014	2013
INCOME
Realized gain on investments, net (Note 15)	$1,045,535	$3,215	$2,395,028	$13,168
Net change in unrealized loss on held for trading investments (Note 15)	(2,682,675)	-	(933,443)	-
Ordinary investment expense (Note 15)	(398,952)	-	(638,119)	-
Interest and other income	18,797	-	54,174	-

Net investment income (loss)	(2,017,295)	3,215	877,640	13,168

EXPENSES
Transaction costs related to reorganization (Note 2)	-	-	517,989	-
Depreciation and amortization	91,815	152,879	267,681	363,605
General and administrative expenses	1,219,996	477,015	2,115,745	1,141,757
Staff costs	198,310	522,928	916,057	1,368,788
Stock-based compensation (Note 13)	98,888	142,220	298,888	352,220
Loss on equity investment in associates	-	415,544	-	463,895
Write-off of mineral interests (Note 8)	-	312,234	1,211,365	1,431,895
(Gain) loss on disposal of property, plant, and equipment and write-offs	(12,706)	22,733	(11,997)	415,572
Unrealized (gain) loss on derivative	-	-	(207,662)	1,004,654
Foreign exchange loss	297,347	290,711	425,763	292,129
Write down on investment in associates	-	478,633	-	1,842,365
Interest and accretion expense	-	332,026	-	650,485
Other adjustments	15,440	417,643	32,432	438,252

	(1,909,090)	(3,564,566)	(5,566,261)	(9,765,617)

Loss before income taxes	(3,926,385)	(3,561,351)	(4,688,621)	(9,752,449)

Current income tax recovery (Note 12)	-	749,674	-	748,317
Deferred income tax recovery (Note 12)	-	-	2,594,565	-

Loss for the period	$(3,926,385)	$(2,811,677)	$(2,094,056)	$(9,004,132)

Loss attributable to:
Shareholders of Till Capital Ltd.	$(3,761,127)	$(2,811,677)	$(1,770,458)	$(9,004,132)
Non-controlling interests	(165,258)	-	(323,598)	-

	$(3,926,385)	$(2,811,677)	$(2,094,056)	$(9,004,132)

Basic income (loss) per common share of Till Capital, Ltd.	$(1.04)	$(1.60)	$(0.55)	$(5.36)
Diluted income per common share of Till Capital Ltd.	$(1.04)	$(1.60)	$(0.55)	$(5.36)
Weighted average number of common shares outstanding	3,612,684	1,754,463	3,207,427	1,679,033

Items that may be reclassified subsequently to net income:
Income (loss) for the period	$(3,926,385)	$(2,811,667)	$(2,094,056)	$(9,004,132)
Change in cumulative translation adjustment	2,247,896	1,613	(10,956)	16,053
Share of other comprehensive gain (loss) of associates	-	6,443	-	(20,199)
Adjustment to fair market value for investment in associates now consolidated	-	-	347,252	-
Net change in unrealized gain (loss) on available-for-sale investments, net of tax (Note 15)	(280,059)	411,833	191,360	23,464

Comprehensive income (loss) for the period	$(1,958,548)	$(2,391,788)	$(1,566,400)	$(8,984,814)

Comprehensive income (loss) attributable to:
Shareholders of Till Capital Ltd.	$(1,793,290)	$(2,391,788)	$(1,242,802)	$(8,984,814)
Non-controlling interests	(165,258)	-	(323,598)	-

Comprehensive income (loss) for the period	$(1,958,548)	$(2,391,788)	$(1,566,400)	$(8,984,814)

The accompanying notes are an integral part of these (unaudited) condensed consolidated interim financial statements

Till Capital Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
(Unaudited)

	Seven months	Six months
	ended	ended
	September	August
	30, 2014	31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES
Gain (loss) for the year	$(2,094,056)	$(9,004,132)
Items not affecting cash:
Depreciation	267,681	363,605
Unrealized foreign exchange (gain) loss	1,909,089	406,474
Stock-based compensation	298,888	352,220
(Gain) loss on investments	(2,356,675)	902,147
Unrealized (gain) loss on securities and gold bullion	933,443	-
Change in accrued taxes (Note 12)	(2,594,565)	-
Write-off and loss on sale of mineral interests	1,202,784	2,436,549
Loss on disposal of property, plant, and equipment	-	395,380
Write down of investments in associates	-	1,842,365
Other	(207,663)	220,710

Changes in non-cash working capital items:
Increase in receivables	(37,438)	(238,325)
Decrease in prepaid expenses and deposits	(15,895)	162,288
Decrease in accounts payable and accrued liabilities	(2,039,149)	(102,962)

	(4,733,556)	(2,263,681)

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral interests, net of recoveries	(374,342)	(2,202,212)
Proceeds from sale of mineral properties (Note 5)	15,286,520	75,000
Purchase of property, plant and equipment (net)	(140,346)	(91,096)
Purchase of Till Capital Ltd. (Note 2)	(334,887)	-
Proceeds from sale of investments and property, plant and equipment	61,433,275	904,793
Purchases of investments	(61,556,516)	-

	14,313,704	(1,313,515)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds received from private placements	-	4,546,320
Proceeds from private placement not closed	-	-
Purchase of cash assets from Kudu (Note 2)	10,158,533	-
Equity issuance costs	-	(59,427)
Capital lease and debt payments	(40,302)	(421,074)

	10,118,231	4,065,819

Change in cash and cash equivalents during the period	19,698,379	488,623

Effect of exchange rate changes on cash	641,374	-

Cash and cash equivalents, beginning of the year	2,881,808	609,599

Cash and cash equivalents, end of the period	$23,221,561	$1,098,222

Supplemental disclosure with respect to cash flows (Note 17)

The accompanying notes are an integral part of these (unaudited) condensed consolidated financial statements .

Till Capital Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)
(Unaudited)

				Accumulated
	Capital Stock			other	Non-
			Contributed	comprehensive	controlling
	Shares(1)	Amount	surplus	income (loss)	interests	Deficit	Total
Balance, February 28, 2013	1,530,776	$114,019,566	$9,633,145	$(1,287,156)	$-	$(75,495,318)	$46,870,237

Private placement	271,640	4,546,320	-	-	-	-	4,546,320
Share issuance costs – cash	-	(59,428)	-	-	-	-	(59,428)
Stock-based compensation and other	750	11,250	352,220	-	-	-	363,470
Change in value of investments	-	-	-	23,464	-	-	23,464
Share of comprehensive loss of associates	-	-	-	(20,199)	-	-	(20,199)
Cumulative translation adjustment	-	-	-	16,053	-	-	16,053
Net loss for the period	-	-	-	-	-	(9,004,132)	(9,004,132)

Balance, August 31, 2013	1,803,166	$118,517,708	$9,985,365	$(1,267,838)	$-	$(84,449,450)	$42,735,785

Balance, February 28, 2014	1,803,822	$118,523,614	$10,028,322	$1,305,336	$-	$(97,149,009)	$32,708,263

Shares issued for property	3,000	31,500	-	-	-	-	31,500
Fractional shares adjusted for split	(33)	-	-	-	-	-	-
Shares issued for asset purchase	1,805,895	17,156,003	-	-	-	-	17,156,003
Stock-based compensation	-	-	298,888	-	-	-	298,888
Foreign Exchange Adjustment	-	(8,031)	(197,480)	-	158,358	(180,123)	(227,276)
Non-controlling interests – SPD	-	-	-	-	2,791,769		2,791,769
Non-controlling interests - GPY	-	-	-	-	3,116,338	-	3,116,338
Change in value of investments	-	-	-	191,360	-	-	191,360
Fair market value adjustment of investments in associates now consolidated	-	-	-	347,252	-	-	347,252
Cumulative translation adjustment	-	-	-	(10,955)	-	-	(10,955)
Net loss for the period	-	-	-	-	(323,598)	(1,770,458)	(2,094,056)

Balance, September 30, 2014	3,612,684	135,703,086	10,129,730	1,832,993	5,742,867	(99,099,590)	54,309,086

(1)	All share amounts presented have been adjusted for the exchange of shares whereby shareholders of AMB received 0.01 of restricted voting shares of Till in exchange for each AMB share held. See Note 2.

The accompanying notes are an integral part of these (unaudited) condensed consolidated financial statements.

Till Capital Ltd.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2014
(Expressed in Canadian Dollars)
(Unaudited)

1.	NATURE OF OPERATIONS

Till Capital Ltd. (the “Company” or “Till”), was incorporated under the laws of Bermuda on August 20, 2012. The Company is engaged in the reinsurance business supported by a hybrid investment strategy.

On April 17, 2014, the Company completed a reorganization plan whereby shares of Americas Bullion Royalty Corp.(“AMB”) were exchanged on a 100:1 ratio for shares of Till Capital Ltd. (“Till”) (an exempted holding company incorporated in Bermuda with a wholly- owned subsidiary, Resource Re Ltd. (“RRL”) which is licensed as a Class 3A insurance company in Bermuda). AMB was considered to be the accounting acquirer with respect to the reorganization. The reorganization facilitates the Company’s entrance into the reinsurance business, and to have access to additional capital for financing and diversification. Upon completion of the reorganization, the Company’s shares commenced trading as Till Capital Ltd. (symbol TIL) on the TSX Venture Exchange (“TSX-V”) and AMB’s shares were delisted from the Toronto Stock Exchange (“TSX”).

As of September 30, 2014 RRL has not underwritten any insurance risk.

On October 14, 2014, the Company announced that it has signed a definitive agreement with Omega Insurance Holdings, Inc. (“Omega”), a Toronto, Canada based insurance provider, and its shareholders, pursuant to which the Company proposes to acquire all of the issued and outstanding shares of Omega (the “Proposed Transaction”). See note 20 - Subsequent events.

Till’s legal address is Crawford House, 50 Cedar Avenue, Hamilton HM11, Bermuda, and its administrative office is 11521 N. Warren St., Hayden, Idaho 83835.

2.	BASIS OF PRESENTATION

The unaudited condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain long- lived assets and financial instruments that have been measured at fair value.

The Company’s presentation currency is Canadian dollars. Reference herein to “$” is to Canadian dollars. Reference herein to “US$” is to United States dollars. The functional currency of each entity in the consolidated group is the currency of the primary economic environment in which it operates.

Due to the reorganization more fully described below whereby AMB was considered the accounting acquirer, as defined by IFRS 3 “Business Combinations”, the comparative periods are those of AMB. Till Capital Ltd. is the legal acquirer and equity is issued under Till Capital Ltd. The prior year deficit and capital balances of AMB were carried forward into Till Capital Ltd.

Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standards (IAS) 34, “Interim Financial Reporting”. The accounting policies applied in these condensed consolidated interim financial statements are consistent with those applied in the preparation of, and disclosed in, the consolidated annual financial statements of AMB, the accounting acquirer for the year ended February 28, 2014, except as discussed below under ‘Changes in accounting standards.’

These unaudited condensed consolidated interim financial statements were approved by the Company’s board of directors for issuance on November 21, 2014.

Changes in accounting standards

The Company has adopted the following new and revised standards, along with any consequential amendments, effective March 1, 2014. These changes were made in accordance with the applicable transitional provisions.

Amendments to IAS 36, “Impairment of Assets” ("IAS 36"), clarify the recoverable amount disclosures for non-financial assets, including additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount was based on fair value less costs of disposal. The amendments apply retrospectively for annual periods beginning on or after January 1, 2014. Earlier application is permitted except an entity shall not apply those amendments in periods (including comparative periods) in which it does not also apply IFRS13, “Fair Value Measurement”.

IFRIC 21, “Levies”, provides guidance on accounting for levies in accordance with the requirements of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets.” The Interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation. IFRIC 21 explicitly excludes from its scope outflows related to IAS 12, Income Taxes, fines and penalties and liabilities arising from emission trading schemes. IFRIC 21 clarifies that a liability be recognized only when the triggering event specified in the legislation occurs and not before.

The Company is currently evaluating the impact of the following pronouncements and has not yet determined the impact on its consolidated financial statements:

Till Capital Ltd.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2014
(Expressed in Canadian Dollars)
(Unaudited)

IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”) replaces IAS 11, “Construction Contracts”, IAS 18 “Revenue”, IFRIC 13, “Customer Loyalty Programmes”, IFRIC 15, “Agreements for the Construction of Real Estate”, IFRIC 18, “Transfer of Assets From Customers”, and the Standards Interpretation Committee (SIC) Interpretation 31, “Revenue – Barter Transaction Involving Advertising Services.” IFRS 15 establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. This standard is effective for annual periods beginning on or after January 1, 2017, and permits early adoption.

In July 2014, the IASB issued the final version of IFRS 9, “Financial Instruments.” This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption. The Company is in the process of determining the impact of IFRS 9 on its consolidated financial statements.

Reorganization Plan

On April 17, 2014, the Company completed a corporate reorganization Plan of Arrangement (the “Arrangement”) whereby shareholders of AMB received 0.01 of restricted voting shares of Till Capital Ltd. in exchange for each AMB share held. Till issued a total of 3,612,684 shares pursuant to the Arrangement, including 1,806,789 to AMB shareholders. As a result of the Arrangement, the AMB shares ceased trading on the Toronto Stock Exchange (“TSX”) on April 23, 2014 and the Till shares became listed on the TSX-V on April 24, 2014.

The Till shares that AMB shareholders received under the Arrangement are restricted voting shares, whereby no single shareholder of Till is able to exercise voting rights for more than 9.9% of the voting rights of the total issued and outstanding Till shares. However, if any one shareholder of Till beneficially owns, or exercises control or direction over, more than 50% of the issued and outstanding Till shares, the 9.9% restriction will no longer apply to the Till shares.

The Arrangement involved the following series of transactions in sequential order as presented:

a)

Golden Predator Holding Corp. (“GPUS”), a wholly-owned subsidiary of AMB, sold all of the issued and outstanding shares of Nevada Royalty Corp (“NRC”), and Springer Mining Corp. (“Springer”), each a wholly-owned subsidiary of GPUS, to Silver Predator Corp. (“SPD”) pursuant to a share purchase agreement between GPUS and SPD, dated April 17, 2014, in exchange for the grant of certain royalties, a convertible promissory note in the principal amount of US$4,500,000, and 6,892,500 shares of SPD. The assets of NRC and Springer include the Springer mine and mill, the Taylor mill, and certain US mineral properties;

b)

AMB purchased all of the issued and outstanding shares of Till from Multi-Strat Holdings Ltd. (“MSH”) for approximately US$1.3 million. The assets of Till include approximately US$1.0 million in cash and 100% of the shares of Resource Re Ltd., a Bermuda- incorporated company that holds a Class 3A insurance license;

c)	AMB transferred certain royalties, cash and securities to Till as a capital contribution in exchange for 1,806,789 Till shares;
d)

Till received assets of Kudu Partners, L.P. (“Kudu”), consisting of US$9,263,220 in cash and US$6,258,467 in securities (including 6,728,508 SPD shares) in exchange for the issuance of 1,805,895 Till shares;

e)

Till transferred all issued and outstanding AMB shares to Northern Tiger Resources (“NTR”), in exchange for 1,571,429 shares of NTR, a convertible promissory note in the principal amount of $4,700,000 and certain royalties. The assets in AMB that NTR acquired include Brewery Creek and other Yukon mineral interests, and AMB’s accumulated tax losses;

f)	Till subscribed for 6,428,571 common shares of NTR for $1,800,000 in a private placement;
g)	NTR issued 2,414,774 common shares to Till in satisfaction of outstanding debts of $507,103;
h)	NTR issued 3,809,524 common shares to Till upon conversion of the convertible portion ($800,000) of the Grew Creek promissory notes; and,
i)

In conjunction with the Arrangement, Redtail Metals Corp. (“RTZ”) and NTR were merged and NTR issued 4,773,405 shares to former RTZ shareholders. NTR shares were then consolidated on a 7:1 basis and NTR’s name has been changed to Golden Predator Mining Corp. (“GPY”).

AMB is considered the accounting acquirer in the reorganization. As part of the sale of assets to SPD in the reorganization transactions, the Company agreed to concurrent financing of US$1,800,000 in the form of a private placement in SPD. The financing agreement was revised and was closed on July 30, 2014 for $1,330,000. As a result of these transactions, not including the $1.3 million private placement with SPD, Till owns 55% of the outstanding shares of SPD and 54% of GPY.

On July 30, 2014, the Company participated in SPD’s private placement by purchasing 19,000,000 common shares, bringing its total ownership interest in SPD to 63.34% .

The Company has not completed the process of determining the fair value of the mineral interests, property plant and equipment, intangible assets, and goodwill acquired for each of the business combinations described in the reorganization. These valuations will be completed within the measurement period, which cannot exceed 12 months from the acquisition date. As a result, the fair value recorded for these items is a provisional estimate and may be subject to adjustment. Once completed, any adjustments resulting from the valuations may impact the individual amounts recorded for assets acquired and liabilities assumed, as well as the residual goodwill.

AMB’s purchase of Till as the accounting acquirer

On April 17, 2014, as part of the Company’s reorganization plan, AMB purchased all of the issued and outstanding shares of Till from Multi-Strat Holdings Ltd. (“MSH”) for US$1.3M. The assets of Till included US$1.0M cash and 100% interest in Resource Re Ltd., which holds a Class 3A insurance license. AMB was considered the accounting acquirer and Till was the legal acquirer. We considered the following factors from guidelines in IFRS 3 - Business Combinations in determining that AMB was the accounting acquirer:

o AMB initiated and orchestrated the transaction and the Board of Directors and senior management of AMB remained with Till after the reorganization.
o The shareholders of AMB received 50.01% of the total shares issued or 1,806,789 shares of the total 3,612,684.
o The carrying value of the AMB assets was greater than that of the assets of Till Capital.
o The estimated fair value of the AMB assets, based on AMB's market capitalization, exceeded the estimated fair value of the assets of Till Capital.
o AMB purchased all of the issued and outstanding shares of Till by transferring approximately US$1.3 million for the purchase.

Till Capital Ltd.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2014
(Expressed in Canadian Dollars)
(Unaudited)

The following table summarizes the consideration transferred to acquire Till and the amounts of the identified assets acquired and liabilities assumed at the acquisition date:

Fair Value of Consideration:

Cash	$1,467,315

Recognized amounts of identifiable assets acquired and liabilities assumed:

Cash	$1,134,934
Prepaid expenses	23,550
Intangibles	380,973
Accounts payable and accrued liabilities	(72,142)
-

$1,467,315

Included in Intangibles above is the value of the Class 3A Bermuda insurance license, held by Resource Re Ltd. (as a wholly owned subsidiary of Till).

Acquisition of Silver Predator

On April 17, 2014, as part of the Company’s reorganization plan, the Company increased its interest in the common shares of SPD to 55%, resulting in the Company’s control of SPD, and SPD became a subsidiary of the Company on that date. SPD is a junior mining exploration company with properties in the US and Canada. The Company previously accounted for its 37.5% interest in SPD as an equity method investment in associate.

As a result of the reorganization, the Company received royalty interests in the properties that were sold to SPD as well as royalty interests in the properties then held by SPD. Additionally, the Company has a convertible promissory note in the principal amount of US $4,500,000 bearing interest of 4% per annum and payable over a period of three years. SPD has the right to repay the promissory note by the issuance of shares of SPD. The note and related interest is eliminated in consolidation. If the note were fully repaid by issuance of SPD shares as of the September 30, 2014 market price, the Company would own approximately 81% of SPD.

The acquired business contributed a loss of $291,148 to the Company for the period from April 18, 2014 to September 30, 2014.

The following table summarizes the consideration transferred to acquire SPD and the amounts of the identified assets acquired and liabilities assumed at the acquisition date, as well as the fair value of the non-controlling interest in SPD at the acquisition date:

Fair Value of Consideration Transferred:

Fair value of the Company’s investment in SPD held before the business combination	$2,254,250
Shares of SPD received for NRC and Springer purchase agreement (6,892,500)	549,692
Shares of SPD acquired through Kudu acquisition in reorganization (6,728,508)	457,539
Total consideration	3,261,481

Fair value of the non-controlling interest in SPD	2,678,514

$5,939,995

Recognized amounts of identifiable assets acquired and liabilities assumed:

Cash	$460,325
Prepaid expenses	40,041
Receivables	20,490
Investments	170,000
Reclamation bonds	117,965
Mineral interests	5,365,856
Accounts payable and accrued liabilities	(234,682)

$5,939,995

As a result of the Company obtaining control of SPD, the Company’s previously held 37.5% percent interest of $1,671,731 as of February 28, 2014 and the additional private placement closed with SPD in March of 2014 were re-measured to fair value as of April 17, 2014, resulting in a gain of $307,710, which amount has been recognized in the other adjustments line item in the condensed consolidated statement of loss.

Till Capital Ltd.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2014
(Expressed in Canadian Dollars)
(Unaudited)

The fair value of the non-controlling interest and the fair value of the previously held equity interest in SPD were estimated by using the market value of the shares as listed on the TSX-V on April 17, 2014.

On July 30, 2014, the Company participated in SPD’s private placement by purchasing 19,000,000 common shares, bringing its total ownership interest in SPD to 63.34% .

Acquisition of Golden Predator Mining Corp. (Formerly Northern Tiger)

On April 17, 2014, as part of the Company’s reorganization plan, the Company acquired 54% of the common shares of GPY, resulting in the Company’s control over GPY, and GPY became a subsidiary of the Company on this date. GPY is a junior mining exploration company with properties in Canada. The Company previously owned 14.37% of RTZ, which was merged with GPY in conjunction with the reorganization. The Company previously accounted for its ownership interest in RTZ as an equity method investment in associate.

As a result of the reorganization, the Company received royalty interests in the properties that were sold to GPY as well as royalty interests in the properties then held by GPY. Additionally, the Company has a convertible promissory note in the principal amount of $4,700,000 bearing interest of 6% per annum and payable over a period of three years. GPY has the right to repay the promissory note by the issuance of shares of GPY. The note and related interest is eliminated in consolidation. If the note were fully repaid by issuance of GPY shares as of the September 30, 2014 market price, the Company would own approximately 81% of GPY.

The acquired business contributed a loss of $820,969 to the Company for the period from April 18, 2014 to September 30, 2014.

The following table summarizes the consideration transferred to acquire GPY and the amounts of the identified assets acquired and liabilities assumed at the acquisition date, as well as the fair value of the non-controlling interest in GPY at the acquisition date:

Fair Value of Consideration Transferred:

Fair value of the Company’s investment in RTZ and GPY before the business combination and merger with GPY	$155,250
Shares of GPY issued upon conversion of convertible portion of Grew Creek Promissory Notes	803,978
Shares of GPY issued in satisfaction of outstanding interim financing debt	507,103
Shares of GPY received for AMB asset purchase agreement	550,000
Cash for private placement of GPY shares	1,800,000
Total consideration given	3,816,331

Fair value of the non-controlling interest in GPY	2,660,097

$6,476,428

Recognized amounts of identifiable assets acquired and liabilities assumed:

Cash	$22,285
Prepaid expenses	11,661
Receivables	12,921
Investments	141,771
Mineral interests	6,594,645
Property, plant and equipment	239,532
Accounts payable and accrued liabilities	(546,388)

$6,476,428

As a result of the Company obtaining control of GPY, the Company’s previously held interest in RTZ of $108,208 was re-measured to fair value, resulting in a gain of $39,542, which amount has been recognized in other adjustments in the consolidated statement of income.

The fair value of the non-controlling interest of and the fair value of the previously held equity interest were estimated by using the market value of the shares as listed on the TSX-V on April 17, 2014.

The companies’ boards of directors and shareholders approved these transactions. Additionally, an opinion was provided by an independent valuation firm regarding fairness of the asset transfers between the companies.

RTZ merger with GPY (formerly NTR)

On April 17, 2014, in conjunction with the Company’s reorganization plan, RTZ and GPY were merged. RTZ was a junior mining exploration company with properties in Canada. NTR issued 4,773,405 shares to former RTZ shareholders. NTR shares were then consolidated on a 7:1 basis and NTR’s name was changed to GPY. The post-consolidation closing price of $0.21 was used to value the shares issued by GPY.

The acquisition of RTZ by GPY was deemed to be a business combination.

Till Capital Ltd.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2014
(Expressed in Canadian Dollars)
(Unaudited)

Assets and liabilities directly attributable to the GPY merger are shown below.

Fair Value of consideration from GPY:

Value of shares in GPY	$1,002,415

$1,002,415
Purchase price allocation of assets from RTZ recognized by GPY:

Cash	$6,802
Investments	141,771
Accounts receivable	2,070
Prepaid expenses	76,004
Mineral interests	1,060,027
Accounts payable and accrued liabilities	(135,636)
Promissory notes	(148,623)

$1,002,415

Proforma financial information for above acquisitions:

The following unaudited pro forma financial information summary presents consolidated information of the Company as if the business combinations included in the reorganization had occurred on March 1, 2014.

Unaudited Pro Forma information for the period from March 1, 2014 to September 30, 2014:

	Consolidated as					Proforma Till
	Reported	Till	SPD	GPY	RTZ	Consolidated

Revenue	$877,640	-	-	-	-	$877,640
Loss	$2,094,056	29,150	223,027	192,229	75,399	$2,613,861

The Company had no material, nonrecurring pro forma financial adjustments directly attributable to the business combination included in the reported pro forma revenue and income (loss).

The foregoing amounts have been calculated after applying the Company’s accounting policies and adjusting the results of the acquired companies to recognize the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment, and intangible assets and the consequential tax effects had been applied from March 1, 2014.

In 2014, the Company incurred $517,989 of reorganization transaction costs. These expenses are included in general and administrative expense in the Company’s consolidated statement of income for the seven month period ended September 30, 2014.

Asset acquisition of Kudu cash and securities portfolio

On April 17, 2014, as part of the Company’s reorganization plan, the Company acquired $17.2 million in cash and securities from Kudu in exchange for 1,805,895 Till shares. Kudu was a privately owned investment fund company. All of the shares of Till received by Kudu were distributed to its 52 limited partners. The purchase of Kudu has been accounted for as an asset purchase.

The fair value of the Till shares on the date of the transaction was deemed to be $9.50 for a total of $17,156,003, which amount was allocated to cash of $10.2M and investments of $6.9M.

SPD asset purchase of NRC and Springer

On April 17, 2014, as part of the Company’s reorganization plan, SPD purchased all of the issued and outstanding shares of NRC and Springer from GPUS, pursuant to a share purchase agreement between GPUS and SPD, in exchange for the grant of certain royalties, a convertible promissory note in the principal amount of US $4,500,000, and 6,892,500 shares of SPD. The assets of NRC and Springer include the Springer mine and mill, the Taylor mill, and certain US mineral properties.

The acquisition of these assets by SPD was deemed to be an asset acquisition.

Assets and liabilities directly attributable to the SPD asset purchase are shown below. The notes receivable and derivative asset eliminate in consolidation.

Till Capital Ltd.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2014
(Expressed in Canadian Dollars)
(Unaudited)

Fair Value of consideration from SPD:

Value of shares in SPD	$516,938
Note receivable from SPD to Company (eliminated in consolidation)	4,152,069
Derivative asset (eliminated in consolidation)	(135,997)

$4,533,010

Purchase price allocation of assets recognized by SPD:

Property, plant and equipment	$4,397,310
Reclamation bonds	56,830
Mineral interests	147,915
Accounts payable and accrued liabilities	(69,045)

$4,533,010

GPY asset purchase of AMB

On April 17, 2014, as part of the Company’s reorganization plan, GPY purchased all of the issued and outstanding shares of AMB pursuant to a share purchase agreement between Till and GPY, in exchange for the grant of certain royalties, a convertible promissory note in the principal amount of $4,700,000, and 1,571,429 shares of GPY. The assets of AMB included Brewery Creek and other Yukon mineral interests, and AMB’s accumulated tax losses.

The acquisition of these assets by GPY was deemed to be an asset acquisition.

Assets and liabilities directly attributable to the GPY share purchase are shown below. The notes receivable and derivative asset eliminate in consolidation.

Fair Value of consideration from GPY:

Value of shares in GPY	$550,000
Note receivable from GPY to Company (eliminated in consolidation)	3,968,830
Derivative asset (eliminated in consolidation)	(2,012,405)
Transaction costs	122,852

$2,629,277

Purchase price allocation of assets recognized by GPY:

Accounts receivable	$1,260
Prepaid	12,669
Property, plant and equipment	396,473
Reclamation bonds	848,400
Mineral interests	1,570,458
Accounts payable and accrued liabilities	(199,981)

$2,629,277

Change in accounting period

In conjunction with the reorganization plan, the Company has changed its year end from February 28, which was the year-end of AMB, to December 31 to better synchronize its financial reporting with that of comparable companies within the reinsurance sector and to better align its financial reporting with its business planning cycle. During this transition year, the condensed consolidated interim financial statements presented here are for the seven months ended September 30, 2014 compared to the six months ended August 31, 2013.

3.	SIGNIFICANT ACCOUNTING POLICY UPDATES

The significant accounting policies that have changed since the Company’s annual report ended February 28, 2014 due to the reorganization as presented in these condensed consolidated interim financial statements are as follows:

a.	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company.

Subsidiaries are entities in which the Company has control. The Company controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns though its power in the entity.

Till Capital Ltd.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2014
(Expressed in Canadian Dollars)
(Unaudited)

Subsidiaries are fully consolidated from the date on which control is obtained by the Company and are deconsolidated from the date that control ceases.

Where necessary, adjustments are made to the results of the subsidiaries and entities to bring their accounting policies in line with those used by the Company. Intra-company transactions, balances, income and expenses are eliminated on consolidation.

The Company’s major subsidiaries and ownership interest as of September 30, 2014 are as follows:

			Proportion
			of
		Functional	Ownership
Name of Subsidiary	Country of Incorporation	Currency	Interest	Principal Activity
Resource Re, Ltd.	Bermuda	US	100%	Reinsurance
Till Capital US Holding Corp.	Nevada, USA	US	100%	Holding company
Golden Predator U.S. Holding Corp.	Nevada, USA	US	100%	Royalty interests Investment
Till Management Company	Nevada, USA	US	100%	management
Cuesta Del Cobre, S.A. de C.V.	Mexico	US	100%	Royalty interests
Golden Predator Mining Corp. (formerly Northern Tiger)	Alberta, Canada	Canadian	54%	Mineral exploration
Silver Predator Corp.	British Columbia, Canada	Canadian	63%	Mineral exploration

b.	Financial instruments

Cash and cash equivalents:

Cash and cash equivalents are carried in the balance sheet at amortized cost and include cash on hand, deposits held on call with banks, and other short-term highly liquid investments with a maturity of three months or less at the date of purchase. Carrying amounts approximate fair value due to the short-term nature and high liquidity of the instruments.

Interest income earned on cash and cash equivalents is recognized on the effective interest rate method. The carrying value of accrued interest income approximates estimated fair value due to its short-term nature and high liquidity.

Investments:

The Company’s purchases and sales of investments are recognized at estimated fair value including transaction costs on the trade date and are subsequently carried at estimated fair value. The estimated fair values of quoted investments are determined based on bid prices from recognized exchanges, broker-dealers, recognized indices, or pricing vendors. Investments are derecognized when the Company has transferred substantially all of the risks and rewards of ownership. Realized gains and losses are included in income in the period in which they arise. Unrealized gains and losses from changes in estimated fair value of held for trading investments are included in income. Unrealized gains and losses from changes in estimated fair value of available for sale investments are included in accumulated other comprehensive income in shareholders’ equity.

On derecognition of an available for sale investment, previously recorded unrealized gains and losses are removed from accumulated other comprehensive income in shareholders’ equity and included in current period income.

The Company reviews the carrying value of its available for sale investments for evidence of impairment. An investment is impaired if its carrying value exceeds the estimated fair value and there is objective evidence of impairment to the asset. Such evidence would include a prolonged decline in estimated fair value below cost or amortized cost, where other factors, such as expected cash flows, do not support a recovery in value. If an impairment charge is deemed appropriate, the difference between cost or amortized cost and estimated fair value is removed from accumulated other comprehensive income in shareholders’ equity and charged to current period income. Impairment losses on fixed income securities may be subsequently reversed through income.

Derivative financial instruments:

Derivatives are recognized at estimated fair value on the date a contract is entered into, the trade date, and are subsequently carried at estimated fair value. Derivative instruments with a positive estimated fair value are reported as derivative financial assets and those with a negative estimated fair value are reported as derivative financial liabilities.

Derivative financial instruments include exchange-traded future and option contracts. They derive their value from the underlying instrument and are subject to the same risks as that underlying instrument, including liquidity, credit and market risk. Estimated fair values are based on exchange or broker-dealer quotations. Changes in the estimated fair value of instruments that do not qualify for hedge accounting are recognized in current period income. The Company does not hold any derivatives classified as hedging instruments.

Till Capital Ltd.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2014
(Expressed in Canadian Dollars)
(Unaudited)

Derivative financial assets and liabilities are offset and the net amount is reported in the balance sheet only to the extent there is a legally enforceable right of offset and there is an intention to settle on a net basis, or to realize the assets and liabilities simultaneously. Derivative financial assets and liabilities are derecognized when the Company has transferred substantially all of the risks and rewards of ownership or the liability is discharged, cancelled or expired.

4.	INVESTMENTS

Held for trading investments

		September 30, 2014
	Cost	Unrealized	Estimated
		Gain / (Loss)	Fair Value
Public companies – natural resource sector	$4,391,689	$(58,551)	$4,333,138
Public companies – all other sectors	1,843,841	37,494	1,881,335
Private companies – natural resource sector	1,595,104	(245,027)	1,350,077
Private companies – all other sectors	111,570	-	111,570
Gold bullion	239,709	(19,878)	219,831
Large capital long-short strategy (1)	10,882,326	(638,240)	10,244,086
	$19,064,239	$(924,202)	$18,140,037

		February 28, 2014
	Cost	Unrealized	Estimated
		Gain / (Loss)	Fair Value
Public companies – natural resource sector	$204,600	$(154,720)	$49,880
Gold bullion	196,202	42,991	239,193
	$400,802	$(111,729)	$289,073

Available for sale investments

		September 30, 2014
	Cost	Unrealized	Estimated
		Gain / (Loss)	Fair Value
Public companies – natural resource sector	$888,304	$(311,273)	$577,031
Public companies – all other sectors	68,871	(8,939)	59,932
Private company – natural resource sector	-	20,000	20,000
Private company – all other sectors (Note 14)	-	-	-
	$957,175	$(300,212)	$656,963

		February 28, 2014
	Cost	Unrealized	Estimated
		Gain / (Loss)	Fair Value
Public companies – natural resource sector	$465,000	$3,250	$468,250
Private companies – natural resource sector	130,136	-	130,136
	$595,136	$3,250	$598,386

Till Capital Ltd.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2014
(Expressed in Canadian Dollars)
(Unaudited)

Total Investments

		September 30, 2014
	Cost	Unrealized	Estimated
		Gain / (Loss)	Fair Value
Held for trading	$19,064,239	$(924,202)	$18,140,037
Available for sale	957,175	(300,212)	656,963
	$20,022,414	$(1,224,414)	$18,798,000

		February 28, 2014
	Cost	Unrealized	Estimated
		Gain / (Loss)	Fair Value
Held for trading	$400,802	$(111,729)	$289,073
Available for sale	595,136	3,250	598,386
	$995,938	$(108,479)	$887,459

In the period ended September 30, 2014, available for sale securities with an estimated fair market value of $452,475 were reclassified as held for trading and $1,750 in unrealized gain was reclassified from accumulated other comprehensive income in shareholders’ equity to unrealized loss on held for trading investments in income.

In the year ended February 28, 2014, an impairment charge of $448,354 relating to the Company’s available-for-sale investments is reported in the statement of loss. Available for sale investments with a cost of $668,627 were sold in the year ended February 28, 2014 for proceeds of $697,204.

Securities sold, not yet purchased

		September 30, 2014
	Cost	Unrealized	Estimated
		Gain / (Loss)	Fair Value
Public companies – natural resource sector	$63,288	$(6,586)	$69,874
Public companies – all other sectors	21,177	7,544	13,633
Large capital long-short strategy (1)	10,529,118	(216,215)	10,745,333
	$10,613,583	$(215,257)	$10,828,840

There were no securities sold, but not yet purchased as of February 28, 2014.

(1)

On May 6, 2014, the Company (through its wholly owned subsidiary Till Management Company) entered into an agreement with the non-public company, Courant Capital Management LLC (“Courant”) under which the Company received an equity interest in Courant for granting discretionary authority to Courant to manage funds deposited in a separate managed account in the Company’s name, on the terms and conditions described in the Account Management Agreement dated May 1, 2014. Concurrent with the deposit of US$10,000,000 in May 2014 to the separate managed account, the Company received a 10% equity interest in Courant. An additional 2% equity interest in Courant is earned for each additional US$5,000,000 deposited to the separate managed account up to a total equity interest of 20% once $35,000,000 or more is deposited. As of September 30, 2014, the cost and estimated fair value of the 10% equity interest in Courant owned by the Company is zero. Courant employs a purely statistical approach to identify large-cap equities that are considered to be either over-sold or over-bought in the short term, regardless of their sector. As Courant's investments are not made using sector specific criteria, we have not disaggregated the Courant investment into different sectors.

Fair value measurement

The fair value of securities in the Company’s investment portfolio is estimated using the following techniques:

Level 1 – Assets or liabilities with quoted prices in active markets. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry Company, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Level 2 - Assets or liabilities which are measured using observable market data and are not allocable to level 1. Measurement is based, in particular, on prices for comparable assets and liabilities that are traded on active markets, prices on markets that are not considered active as well as inputs derived from such prices or market data.

Level 3 - Assets or liabilities that cannot be measured or can only be partially measured using observable market inputs. The measurement of such instruments draws principally on valuation models and methods.

Till Capital Ltd.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2014
(Expressed in Canadian Dollars)
(Unaudited)

The Company determines the estimated fair value of each individual security utilising the highest level inputs available.

The Company’s investments in public companies are classified as Level 1 investments because the fair values are based on quoted prices in active markets for identical assets that are recorded at fair value. The Company’s shares in privately held companies are valued at the amount stated in the contractual agreement less a discount for which there is no observable market data. The short-term convertible notes were valued using the market price of the underlying shares.

The fair value hierarchy of the Company’s investment holdings is as follows:

	September 30, 2014
	Level 1	Level 2	Level 3	Total

Public companies – natural resource sector	$4,910,169	$-	$-	$4,910,169
Public companies – all other sectors	1,941,267	-	-	1,941,267
Private companies – natural resource sector	-	-	1,370,077	1,370,077
Private companies – all other sectors	-	-	111,570	111,570
Gold bullion	219,831	-	-	219,831
Large capital long-short strategy	10,244,086	-	-	10,244,086
	$17,315,353	$-	$1,481,647	$18,797,000

During the period ended September 30, 2014, $130,136 in Level 3 investments were reclassified to Level 1 when a private company completed a reverse takeover of a public company allowing the fair value of the investment to be determined based on Level 1 quoted prices.

	February 28, 2014
	Level 1	Level 2	Level 3	Total
Public companies – natural resource sector	$518,130	$-	$-	$518,130
Private companies – natural resource sector	-	-	130,136	130,136
Gold bullion	239,193	-	-	239,193
Investments	$757,323	$-	$130,136	$887,459

The fair value hierarchy of the Company’s securities sold, not yet purchased is as follows:

	September 30, 2014
	Level 1	Level 2	Level 3	Total
Public companies – natural resource sector	$69,874	$-	$-	$69,874
Public companies – all other sectors	13,633	-	-	13,633
Large capital long-short strategy	10,745,333	-	-	10,745,333
	$10,828,840	$-	$-	$10,828,840

There were no securities sold, but not yet purchased as of February 28, 2014.

5.	RECEIVABLES

	September 30,	February 28,
	2014	2014

Taxes recoverable (Harmonised Sales Tax – “HST”)	$-	$32,896
Receivable from sale of royalties	-	15,530,535
Short-term convertible notes (1) (2)	-	1,146,714
Other receivables	103,691	340,189

	$103,691	$17,050,334

(1)

On December 17, 2013, AMB sold the Grew Creek Project to Northern Tiger Resources Inc. (“NTR”), a junior exploration company, for $900,000. To satisfy the purchase price, NTR issued promissory notes payable on demand totalling $900,000 and bearing interest at 6% per annum. The terms of the promissory notes permit NTR to satisfy up to $800,000 of the principal amount by issuing post-consolidation shares. Any NTR shares issued will be deemed to be issued at a price per share equal to the greater of a) $0.21 and b) the minimum price permitted by the TSX-V. The notes were initially recorded at their fair value based on the share price of NTR as of December 17, 2013 adjusted for their post-consolidation split or $500,000, which resulted in a loss on sale of mineral properties. The notes were revalued at year end based on the share price of NTR at February 28, 2014 to $777,067, including interest and the difference was reported in the statement of loss. See Note 2.

Till Capital Ltd.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2014
(Expressed in Canadian Dollars)
(Unaudited)

(2)

Under the terms of the reorganization, AMB agreed to make available up to $450,000 in interim financing available to NTR and $50,000 to Redtail Metals Corp. (“RTZ”), a junior exploration company. Interim financing advances bear interest at 6% per annum. Advances and interest may be repaid by issuing post-consolidation shares at a deemed value of the greater of a) $0.21 and b) the minimum price permitted by the TSX-V. Total advances and interest on the notes at February 28, 2014 were $443,577. The notes were revalued at year end based on the share price of NTR and discounted to $369,647 including interest and the difference was reported in the statement of loss. See Note 2.

6.	PROPERTY, PLANT AND EQUIPMENT

			Leasehold
	Land and	Computer	improvements
	structures	equipment	and furniture	Equipment	Total
Cost:

Balance, February 28, 2013	$2,970,855	$839,062	$403,107	$2,147,062	$6,360,086
Additions	447,135	.15,955	31,810	5,019,566	5,514,466
Dispositions	(229,795)	(67,784)	(325,831)	(1,085,361)	(1,708,771)
Impairment	(1,575,667)	-	-	(589,086)	(2,164,753)
Foreign currency translation	332,912	38,091	9,867	5,559	386,429

Balance, February 28, 2014	$1,945,440	$825,324	$118,953	$5,497,740	$8,387,457
Additions/Sales	-	20,171	(3,064)	123,239	140,346
Disposed in reorganization	(1,265,071)	(4,349)	(5,952)	(4,472,537)	(5,747,909)
Acquired in reorganization	265,108	8,485	-	4,669,778	4,943,371
Disposal of fully depreciated assets	-	(69,945)	-	-	(69,945)
Foreign currency translation	4,193	1,441	209	9,621	15,464
Balance, September 30, 2014	$949,670	$781,127	$110,146	$5,827,841	$7,668,784

Accumulated depreciation:

Balance, February 28, 2013	$78,181	$537,313	$265,924	$863,593	$1,745,011
Depreciation	90,211	232,943	35,437	279,528	638,119
Dispositions	(107,725)	(91,409)	(254,060)	(665,509)	(1,118,703)
Foreign currency translation	-	-	-	140,421	140,421

Balance, February 28, 2014	$60,667	$678,847	$47,301	$618,033	$1,404,848
Depreciation	56,277	74,629	13,425	42,370	186,701
Sales/Disposals	-	-	(5,782)	(14,175)	(19,957)
Disposed in reorganization	-	-	-	(2,720)	(2,720)
Acquired in reorganization	132,555	4,535	-	143,449	280,539
Disposal of fully depreciated assets	-	(68,970)	-	-	(68,970)
Foreign currency translation	-	-	-	144,330	144,330

Balance, September 30, 2014	$249,499	$689,041	$54,944	$931,287	$1,924,771

Net carrying amounts:

As at February 28, 2013	$2,892,674	$301,749	$137,183	$1,283,469	$4,615,075

As at February 28, 2014	$1,884,773	$146,477	$71,652	$4,879,707	$6,982,609

As at September 30, 2014	$700,171	$92,086	$55,202	$4,896,554	$5,744,013

Property, plant and equipment that were transferred to SPD and GPY from AMB were revalued based on purchase allocations and are shown as “disposed in reorganization” and “acquired in reorganization” in the table above.

7.	INVESTMENT IN ASSOCIATES

Investment in associates of $2,379,939 as of February 28, 2014 includes $1,671,731 for SPD and $108,208 for RTZ which are fully consolidated as of September 30, 2014. See Note 2. In addition, it includes $600,000 for Wolfpack Gold Corp. (“Wolfpack”).

Till Capital Ltd.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2014
(Expressed in Canadian Dollars)
(Unaudited)

On August 15, 2014, Wolfpack completed a business combination transaction with Timberline Resources Corporation (NYSE MKT: TLR; TSX-V: TBR) (“Timberline”) and has concurrently changed its name to enCore Energy Corp. which will trade under the symbol “EU” on the TSX-V. Pursuant to the combination agreement, Timberline acquired all of the outstanding shares of Wolfpack Gold (Nevada) Corp., a wholly-owned subsidiary of Wolfpack in exchange for Timberline shares. Shareholders of Wolfpack will continue to hold their shares in the surviving company, and also received 0.75 share of Timberline for each share of Wolfpack they owned.

At September 30, 2014, the Company held 11,100,000 shares, or 19.8%, of Wolfpack, now enCore Energy Corp. The Company previously accounted for Wolfpack as an investment in associate. Due to the Company’s reorganization the Company accounts for this as an investment.

8.	ROYALTY AND MINERAL INTERESTS

		Seven months ended September 30, 2014
				*Impairments
	Balance	Acquisition	Exploration	, FX, and	Acquired from	Reorganization	Balance
	February 28,	costs	costs	other	Subsidiaries in	Purchase	September 30,
2014	2014	incurred	incurred	adjustments	Reorganization	adjustments	2014

Yukon, Canada Properties:
Brewery Creek	$4,443,360	$-	$568,178	$(199,612)	$-	$(1,202,638)	$3,609,288
Sonora Gulch	-	-	-	(32,627)	3,694,548	(601,348)	3,060,573
3 Aces	-	-	170,110	(9,746)	1,103,600	(179,629)	1,084,335
Other	175,983	-	10,198	(40,893)	2,214,370	(401,431)	1,958,227
Royalty interests	26,568	-	-	302	-	-	26,870

Total Yukon, Canada
Properties	4,645,911	-	748,486	(282,576)	7,012,518	(2,385,046)	9,739,293

U.S. and Other Properties:
Taylor	-	5,813	37,505	172,985	5,199,394	(720,391)	4,695,306
Other SPD Properties	-	119,428	126,577	60,020	1,586,035	(192,045)	1,700,015
Other US Properties	1,757,172	-	-	(1,247,796)	-	-	509,376
Royalty interests	302,358	-	-	(30,803)	-	-	271,555

Total U.S. and Other
Properties	2,059,530	125,241	164,082	(1,045,594)	6,785,429	(912,436)	7,176,252

Total Property Costs	$6,705,441	$125,241	$912,568	$(1,328,170)	$13,797,947	$(3,297,482)	$16,915,545

*Includes currency translation amounts

REORGANIZATION PURCHASE ADJUSTMENTS:

Under the reorganization more fully described in Note 2, the Company entered into agreements to transfer certain assets to SPD and NTR. Because the reorganization resulted in the Company consolidating SPD and NTR, the mineral properties related to these agreements were adjusted further due to the fair market value of the stock of the acquired Companies being lower than their book value of the assets on the date of the transaction.

Additionally, the Company owns mineral properties as a result of controlling interests in SPD and GPY. See their respective publicly disclosed financial statements for additional information regarding these properties.

YUKON PROPERTIES

Brewery Creek

The Brewery Creek project is a past producing heap leach gold mining operation with a total of about 280,000 oz Au produced from seven near-surface oxide deposits along the property's Reserve Trend from 1996 through 2002, when the mine (operated by Viceroy Resource Corporation) shut down primarily due to low gold prices. The 200 km2 property is located 55 km due east of Dawson City, accessible by paved and gravel roads from the junction of the North Klondike and Dempster Highways.

The project is in receipt of all necessary permits required to conduct additional exploration. The Brewery Creek project holds a Type A Water License with an expiry date of December 31, 2021, subject to the restrictions and conditions contained in the Yukon Water Act and Regulations. The Project also holds a Quartz Mining License with an expiry date of December 31, 2021.

Till Capital Ltd.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2014
(Expressed in Canadian Dollars)
(Unaudited)

The Company is working on a project proposal submission to the Executive Committee of the Yukon Environmental and Socio-economic Assessment Board for their review that will lead to an updated Quartz Mining and Water Licenses for renewed mining and processing at Brewery Creek. Golden Predator is actively seeking a qualified operator as a joint venture partner.

Sonora Gulch

Located 40 kilometres west of Capstone’s Minto Mine, the main target for this property is prophyry with commodities of copper, gold and molybdenum.

3Aces

The 3Aces property consists of 1,105 contiguous quartz claims located in southeast Yukon. The property is located along the Nahanni Range Road that accesses the operational Cantung Mine located 40 kilometres to the north.

Golden Predator Mining Corp. has staked 974 claims and has a 100% interest in an additional 207 claims of the 3Aces property, subject to a 2-3% net smelter royalty (“NSR”).

OTHER PROPERTIES

Adelaide and Tuscarora, Nevada

On June 26, 2012, the Company and Seabridge Gold Inc. (“Seabridge”) entered into agreements to contribute a portfolio of U.S. gold assets into Wolfpack Gold Corp. (“Wolfpack”). The Company granted an option to Wolfpack to purchase its leasehold interest in the Adelaide and Tuscarora Properties located in Humboldt and Elko Counties, Nevada. In June of 2014, Wolfpack terminated the option agreement and an impairment charge of $974,538 was recorded as of June 30, 2014.

Angels Camp, Oregon

On March 7, 2013, the Company entered into an option agreement for the Company’s 50% interest in the Angels Camp property and received $25,000 and one million common shares in Orsa Ventures Corp. (“Orsa”), and will receive $365,000 in cash payments over seven years ($35,000 received in March 2014). The Company retained a 1.25% NSR interest on the project. On September 13, 2013, Orsa Ventures was acquired by Alamos Gold Inc. (“Alamos”) and the Company received $100,000 for its 1,000,000 shares in Orsa. Alamos has taken over the option agreement.

Taylor, Nevada

Silver Predator owns a 100% interest in the Taylor Mine and Mill that is located in White Pine County, Nevada, 27 kilometres south of the town of Ely and 4.0 km (2.5 miles) east of US highway 50. The property consists of 197 unpatented and patented lode claims and five unpatented millsite claims totaling 1,578 hectares (3,900 acres), subject to a 2% NSR royalty.

Phoenix Property

On March 21, 2013, the Company entered into an option agreement to sell its 40% interest in the Phoenix Property in Nevada. The Company received US$50,000 in cash at signing, an additional US$50,000 in September, 2013, will receive $1.6 million in cash or shares of BMG before October, 2015 unless BMG receives at least $10,000,000 in financing prior to that date, in which case the payment would be made within 10 days of such financing. Additionally, the Company received two million common shares of the optionee, Battle Mountain Gold, Inc. (“BMG”), then a private corporation, valued at $0.15 per share. In 2014, Madison Minerals completed a reverse takeover of BMG and BMG shares are now publicly traded.

9.	OTHER ASSETS

	September 30,	February 28,
	2014	2014
Prepaid expenses and deposits	$189,731	$102,407
Reclamation bonds	1,020,272	905,850
Intangibles	386,692	-

	$1,596,695	$1,008,257

Till Capital Ltd.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2014
(Expressed in Canadian Dollars)
(Unaudited)

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30,	February 28,
	2014	2014
Trade payables	$435,770	$1,015,696
Payroll remittances and accrued benefits	97,389	170,968
Accrued liabilities	326,094	943,294

	$859,253	$2,129,958

11.	DEBT AND FINANCING LEASES

Office building note
The Company maintains a note agreement secured by an office building and land in Hayden, Idaho. The note calls for monthly payments of US$3,627 including interest at 4.5%, and matures October 2016.

Short term premium financing
The Company has an insurance policy premium note for policies for Golden Predator Mining Corp. that calls for monthly payments of $2,918 including interest at 9.04% and matures May 2015.

Equipment finance leases
The Company has two equipment finance leases remaining with scheduled monthly lease payments that provide implicit interest rates ranging from 2.7% to 6.9%.

As at September 30 , 2014:	Current portion	Long-term	Total

Office building note	$35,237	$299,195	$334,432

Short term premium financing	22,572	-	22,572

Equipment finance leases	24,322	-	24,322

	$82,131	$299,195	$381,326

As at February 28, 2014:

Office building note	$31,692	$321,964	$353,656

Short term premium financing	31,980	-	31,980

Equipment finance leases	18,023	17,967	35,990

	$81,695	$339,931	$421,626

12.	INCOME TAXES

During the seven months ended September 30, 2014, the Company recorded a Deferred income tax recovery of $2,594,565 as a result of the sale of certain assets during the period, which offset the tax liability on the gain recorded in the fourth quarter of the prior year on the sale of U.S. royalty properties.

The Current income tax recovery recorded on the statement of loss in the three and six month periods ending August 31, 2013, represents a refund received as a result of the carryback of U.S. tax losses during the period to prior tax years.

13.	SHARE CAPITAL AND RESERVES

a)	Authorized share capital

In April 2014, in conjunction with the reorganization transaction, Till’s board of directors approved the following changes to the authorized share capital.

•	New bylaws were adopted as of April 17, 2014 the date of the reorganization.
•	The Company is authorized to issue an unlimited number of common shares at a par value of US$0.001.
•	All issued and outstanding shares of AMB were exchanged for 0.01 of a Till share.
•

Each AMB option outstanding at the effective time of the reorganization would become exercisable for the number of Till shares equal to 0.01 multiplied by the number of AMB shares subject to such AMB Option immediately prior to the reorganization and each adjusted option will provide for an exercise price per Till share equal to the exercise price per AMB share otherwise purchasable pursuant to such adjusted option divided by 0.01.

Till Capital Ltd.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2014
(Expressed in Canadian Dollars)
(Unaudited)

•

Each AMB warrant outstanding at the effective time will be adjusted to become exercisable for the number of Till shares equal to 0.01 multiplied by the number of AMB shares subject to such AMB warrant immediately prior to the reorganization and each adjusted warrant will provide for an exercise price per Till share equal to the exercise price per AMB share otherwise purchasable pursuant to such adjusted warrant divided by 0.01.

•

The Warrant certificate that existed on Till Capital prior to the reorganization held by Multi-Strat Holdings Ltd to purchase 5,500 common shares of Till was reissued in a form acceptable to the TSX Venture Exchange for 5,500 restricted voting shares of Till with a par value of US$0.001 per share.

•

Shares of Till have restricted voting rights, whereby no single shareholder of Till is able to exercise voting rights for more than 9.9% of the voting rights of the total issued and outstanding Till shares. However, if any one shareholder of Till beneficially owns, or exercises control or direction over, more than 50% of the issued and outstanding Till shares, the 9.9% restriction will no longer apply to the Till shares.

b)	Issued share capital

The beginning balance of share capital at February 28, 2014 of 180,382,213 has been restated for the above exchange adjustment to 1,803,822 and 33 new shares were deducted for rounding of fractional shares.

In March 2014, the Company issued 3,000 common shares in connection with an option agreement to acquire a mineral property.

In April 2014, the Company issued 1,805,895 common shares in connection with the reorganization transaction for purchase of assets from Kudu Partners, L.P.

c)	Stock options and warrants

The Company adopted an incentive stock option plan (the “2014 Stock Option Plan”) in conjunction with the reorganization, under which Till’s board of directors may, from time to time and in its sole discretion, award options to acquire shares of the common stock of the Company to directors, employees and consultants.

During the three months ended September 30, 2014, the Company recognized share based compensation related to options of $98,888, and during the seven months ended September 30, 2014, the Company recognized share-based compensation related to options of $298,888, which amounts are reported in the consolidated statement of loss.

The fair value of all compensatory options granted is estimated on grant date using the Black-Scholes option pricing model. The weighted average assumptions used in calculating the fair values are as follows:

	September 30, 2014	February 28, 2014

Risk-free interest rate	1.420%	1.288%
Expected life	5.00 years	4.26 years
Volatility	47.1%	75.8%
Dividend rate	-	-

The warrants and options outstanding are shown below with historical amounts presented as adjusted for the share exchange:

	Warrants		Stock Options
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price

Outstanding, February 28, 2013	37,500	$115.00	140,562	$49.00
Issued / granted	-	-	30,500	19.00
Exercised	-	-	-	-
Expired	-	-	-	-
Forfeited	-	-	(33,416)	42.00

Outstanding, February 28, 2014	37,500	115.00	137,646	44.00
Issued / granted	8,500	18.27	216,900	10.00
Fractional options adjusted for split	-	-	86	-
Exercised	-	-	-	-
Expired	37,500	115.00	(16,262)	60.11
Forfeited	-	-	(16,393)	58.13

Outstanding, September 30, 2014	8,500	$18.27	321,977	$20.65

Exercisable	8,500	$18.27	143,893	$33.11

Till Capital Ltd.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2014
(Expressed in Canadian Dollars)
(Unaudited)

14.	EARNINGS PER SHARE

The Company uses the treasury stock method to calculate diluted earnings per share. Following the treasury stock method, the numerator for the Company’s diluted earnings per share calculation remains unchanged from the basic earnings per share calculation, as the assumed exercise of the Company’s stock options and warrants does not result in an adjustment to profit or loss.

Stock options to purchase 321,977 common shares were outstanding at September 30, 2014 (February 28, 2014 – 137,646). Warrants to purchase 8,500 common shares were outstanding at September 30, 2014 (February 28, 2014 – 37,500). These stock options and warrants were excluded in the calculation of diluted earnings per share because the exercise price of the awards was greater than the weighted average market value of the common shares in the seven months ended September 30, 2014.

15.	INVESTMENT INCOME

Realized gain (loss) on investments, net:

			Seven months	Six months
	Three months ended		ended	ended
	September 30,	August 31,	September 30,	August 31,
	2014	2013	2014	2013
Equities	$771,483	$(21,718)	$2,076,437	$(21,872)
Options, warrants and futures	295,761	-	267,122	-
Royalties	-	3,215	38,353	13,168
Foreign currency	(21,709)	-	13,116	-
Total	$1,045,535	$(18,503)	$2,395,028	$(8,704)

Net change in unrealized gain (loss) on held for trading investments:

			Seven months	Six months
	Three months ended		ended	ended
	September 30,	August 31,	September 30,	August 31,
	2014	2013	2014	2013
Equities	$(2,797,557)	$(395,925)	$(1,032,846)	$(416,380)
Options and futures	43,523	-	43,291	-
Foreign currency	71,359	-	56,112	-
Total	$(2,682,675)	$(395,925)	$(933,443)	$(416,380)

Ordinary investment expense:

			Seven months	Six months
	Three months ended		ended	ended
	September 30,	August 31,	September 30,	August 31,
	2014	2013	2014	2013
Interest and dividends paid	$9,964	$-	$34,506	$-
Investment related expenses	388,988	-	603,613	-
Total	$398,952	$-	$638,119	$-

Net change in unrealized gain (loss) on available for sale investments:

			Seven months	Six months
	Three months ended		ended	ended
	September 30,	August 31,	September 30,	August 31,
	2014	2013	2014	2013
Equities	$(280,059)	$411,833	$191,360	$23,464

16.	SEGMENT INFORMATION

As a result of the Reorganization Plan described in Note 2, the Company has determined that it has only one significant operating segment, which is reinsurance.

Till Capital Ltd.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2014
(Expressed in Canadian Dollars)
(Unaudited)

17.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant transactions impacting cash flows for the seven months ended September 30, 2014 included:

a)

In the year ended February 28, 2014, in connection with the option exercise related to the Company’s senior secured facility agreement, the Company entered into an agreement of purchase and sale for 18 Nevada royalties. The transaction included a hold- back receivable of US$13,950,000 that was collected in April, 2014 and was recorded as investment proceeds.

	b)	The Grew Creek Notes and interim financing notes recorded in accounts receivable at February 28, 2014 were paid in April 2014 by GPY in the form of shares with a fair value of $1,311,081. See Note 5.

	c)	There was $430,178 of mineral property expenditures included in accounts payable and accrued liabilities as of September 30, 2014 compared to $442,889 at February 28, 2014.

	d)	The Company received $17,156,003 in cash and marketable securities from Kudu in exchange for Company shares.

18.	RELATED PARTY DISCLOSURES

At year end February 28, 2014, the Company had investment in associates with SPD, Wolfpack and RTZ. Due to the reorganization, SPD and RTZ were fully consolidated, and Wolfpack was treated as an investment as of September 30, 2014.

The Company is party to service agreements with SPD and GPY whereby the Company provides accounting, corporate communications and technical services on a cost plus recovery basis. In the three months ended September 30, 2014, the Company charged SPD and GPY $73,576 and $54,932, respectively for these services. In the seven months ended September 30, 2014 the Company charged SPD and GPY $149,004 and $107,394 respectively, for these services.

Initially, all of the Company’s reinsurance will be sourced from Multi-Strat Re. Multi –Strat Re. is wholly-owned by Multi-Strat Holdings Ltd. (“MSH”), a company incorporated under the laws of Bermuda, which owns all of the Till Capital Ltd. Class A Shares and the outstanding warrants of Till Capital Ltd. Joseph Taussig, Resource Holding’s Vice-Chairman and a Director, personally owns all of the voting shares of MSH.

19.	RISK MANAGEMENT

The significant risk exposures that have changed since the Company’s annual report ended February 28, 2014 due to the reorganization as presented in these condensed consolidated interim financial statements are as follows:

The Company’s statement of financial position at September 30, 2014 consists of short-term financial assets and financial liabilities with maturities of less than one year. The most significant identified risks, which arise from holding financial instruments, include credit risk, market risk and liquidity risk.

At September 30, 2014, the Company’s financial assets were significantly higher than its financial liabilities resulting in minimal liquidity risk. Overall, the Company has a comprehensive risk management framework to monitor, evaluate and manage the risks assumed in conducting its business.

At September 30, 2014, a significant amount of the Company’s investment portfolio was invested in equity securities. The fair value of these investments and the related investment income fluctuate depending on general economic and market conditions, including volatility in the financial markets and the economy as a whole.

The impact of fluctuations in the market prices of securities affects the Company’s financial statements. Changes in the fair value of these securities are included in net unrealized investment gain or loss within the Company’s income.

Since 2008, the financial markets and the economy have been severely affected by various events. This has impacted interest rates and has caused large write downs in other companies’ financial instruments either due to the market fluctuations or the impact of the events on the debtors’ financial condition. Turmoil in the financial markets and the economy, particularly related to potential future ratings downgrade and/or impairment of debt securities of sovereign issuers, could adversely affect the valuation of the Company’s investments, which could have a material adverse effect on the Company’s financial position and results of operations.

Foreign currency risk

The Company's raises funds in both Canadian and US dollars and major purchases and expenditures are transacted in both Canadian and US dollars. The Company maintains US dollar bank accounts in a Bermudian branch of a major international financial institution. The Company also funds exploration and administrative expenses in both Canadian and US dollars. Additionally, the note on the Hayden office building is denominated in US dollars. The Company’s sensitivity to a 10% increase or decrease in the US dollar relative to the Canadian dollar, representing the sensitivity to fluctuations in foreign currency, is not material to the Company’s interest expense or on unrealized gain or loss on debt.

The Company does not hedge its foreign exchange risk as management believes the risk is not significant.

Till Capital Ltd.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2014
(Expressed in Canadian Dollars)
(Unaudited)

20.	SUBSEQUENT EVENTS

Agreements with Multi Strat Re

On August 11, 2014, the Company entered into certain agreements (the “Agreements”) with Multi-Strat Re Ltd. (“MSRE”) pursuant to which MSRE has agreed to provide certain underwriting and retrocession related services to the Company. MSRE is a privately held, specialty reinsurance company incorporated and licensed, as a class 3 insurance company, in Bermuda. The Agreements include the following:

1.

Master Services Agreement (the “MSA”): For the duration of the term of the MSA, such agreement sets out the terms and conditions of the underwriting services to be provided by MSRE to Resource Re, the process for collection and processing of premiums and payment of claims by MSRE, the payments of fees and taxes by Resource Re to MSRE, and certain other administrative functions relating to the underwriting guidelines and the administration of the services to be provided by MSRE to Resource Re. MSRE will conduct underwriting activities in accordance with Resource Re’s investment and underwriting policies.

2.

Retrocession Agreement (the “Retrocession Agreement”): For the duration of the term of the Retrocession Agreement, MSRE agrees to retrocede to Resource Re a specified quota share of certain insurance and reinsurance business that MSRE assumes from other insurance and/or reinsurance companies meeting the terms and conditions for risk and financial limits as established by Resource Re.

Definitive Agreement to Acquire Omega Insurance Holdings, Inc.
On October 10, 2014, the Company executed a definitive share purchase agreement to acquire all of the issued and outstanding shares of Omega Insurance Holdings, Inc. (“Omega”), a privately held and fully licensed Toronto, Canada based insurance provider, including its subsidiaries, Omega General Insurance Company and Focus Group, Inc. The signing of the agreements is the final step in the transaction with Omega prior to regulatory approval. The Company will pay an aggregate purchase price of 1.2 times book value, or approximately $15,400,000 as of June 30, 2014, plus an amount not to exceed $3,000,000 for any transactions in process at closing, in exchange for all of the issued and outstanding shares of Omega. Completion of the transaction is subject to the approval of Canada’s Office of the Superintendent of Financial Institutions and the TSX Venture Exchange.

AMERICAS BULLION ROYALTY CORP.

(An Exploration Stage Enterprise)

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2014, FEBRUARY 28, 2013 and FEBRUARY 29, 2012

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Americas Bullion Royalty Corp. (the “Company”) have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and contain estimates based on management’s judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that the consolidated financial statements are presented fairly in all material respects.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board and is composed of independent outside directors. The Committee meets periodically with management and the Company’s independent auditors to review accounting, auditing and internal control matters. These consolidated financial statements have been reviewed and approved by the Board of Directors.

The Company’s independent auditors, PricewaterhouseCoopers LLP, were appointed by the shareholders to conduct an audit of the Company’s consolidated financial statements in accordance with generally accepted auditing standards in Canada, and were provided full and free access to the Audit Committee to discuss their audit and related findings. Their report follows.

“William Sheriff”	“Timothy P. Leybold”

William Sheriff	Timothy P. Leybold
Chief Executive Officer	Chief Financial Officer

Hayden, Idaho USA

November 17, 2014

Independent Auditor’s Report

To the Shareholders of Americas Bullion Royalty Corp.

We have audited the accompanying consolidated financial statements of Americas Bullion Royalty Corp., which comprise the consolidated statements of financial position as at February 28, 2014 and February 28, 2013 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended February 28, 2014, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Americas Bullion Royalty Corp. as at February 28, 2014 and February 28, 2013 and its financial performance and cash flows for each of the three years in the period ended February 28, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, British Columbia
November 17, 2014

Americas Bullion Royalty Corp.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

	February 28,	February 28,
	2014	2013

ASSETS

Current
Cash and cash equivalents (Note 4)	$2,881,808	$609,599
Investments (Note 5)	887,459	1,930,959
Receivables (Note 6)	17,050,334	1,313,105
Prepaid expenses and deposits	102,407	385,680

	20,922,008	4,239,343

Reclamation bonds	905,850	1,263,930
Property, plant and equipment (Note 8)	6,982,609	4,615,075
Investment in associates (Note 9)	2,379,939	3,036,925
Mineral interests (Note 10)	6,705,441	46,870,087

	$37,895,847	$60,025,360

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities (Note 11)	$2,129,958	$2,706,562
Current portion of finance leases (Note 12)	18,023	323,161
Current portion of debt and derivative liability (Note 12)	63,672	168,791

	2,211,653	3,198,514

Deferred income tax liability (Note 13)	2,636,000	-
Finance leases (Note 12)	17,967	200,618
Derivative liability (Note 12)	-	240,587
Long-term debt (Note 12)	321,964	9,515,404

	5,187,584	13,155,123

Shareholders’ equity
Share capital (Note 14)	118,638,512	114,134,464
Contributed surplus (Note 14)	10,028,322	9,633,145
Treasury stock	(114,898)	(114,898)
Accumulated other comprehensive income (loss)	1,305,336	(1,287,156)
Deficit	(97,149,009)	(75,495,318)

	32,708,263	46,870,237

	$37,895,847	$60,025,360

Commitments (Notes 10 and 20)

Subsequent events (Note 22)

Approved on behalf of the Board of Directors:

“William M. Sheriff”	“William B. Harris”

The accompanying notes are an integral part of these consolidated financial statements.

Americas Bullion Royalty Corp.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

	Year ended	Year ended	Year ended
	February 28,	February 28,	February 29,
	2014	2013	2012

EXPENSES
Depreciation and amortization	$638,119	$906,292	$438,125
General and administrative	3,286,519	2,493,136	2,892,630
Staff costs	2,606,993	3,534,440	3,206,369
Stock-based compensation (Note 14)	395,177	1,329,602	1,794,909
Write-off of mineral interests (Note 10)	35,608,923	40,718,193	4,281,526
Write-off property, plant and equipment (Note 8)	2,378,772	793,278	717,388
(Gain) loss on sale of mineral interests (Note 12)	(17,766,311)	748,784	(2,882,292)
Royalty income	(18,598)	(884,656)	(799,762)
	(27,129,594)	(49,639,069)	(9,648,893)

OTHER ITEMS
Foreign exchange loss	(383,805)	(276,509)	117,723
Gain on settlement of debt (Note 12)	11,440,286	-	-
Realized gain (loss) on sale of investments	20,164	(588,437)	1,022,983
Loss on investments held-for-trading	(24,707)	(230,720)	(30,468)
Impairment loss on available for sale investments	(448,354)	(2,769,475)	-
Loss on equity investment in associates (Note 9)	(1,490,275)	(1,630,448)	(600,840)
Write down of investment in associates (Note 9)	(600,608)	(970,083)	(1,856,910)
Interest and accretion expense, net (Note 12)	(1,209,939)	(474,324)	-
Other adjustments	60,824	(213,043)	114,654

	7,363,586	(7,153,039)	(1,232,858))

Loss before income taxes	(19,766,008)	(56,792,108)	(10,881,751)

Current income tax recovery (expense) (Note 13)	748,317	688,272	(1,213,269)
Deferred income tax (expense) recovery (Note 13)	(2,636,000)	7,762,526	320,095

Loss for the year	$(21,653,691)	$(48,341,310)	$(11,774,925)

Loss for the year	$(21,653,691)	$(48,341,310)	$(11,774,925)
Other comprehensive income (loss):

Items that may be reclassified subsequently to net income:
Change in cumulative translation adjustment	2,413,937	32,063	126,998
Share of other comprehensive gain (loss) of associates	225,604	(45,055)	(230,583)
Unrealized (loss) gain on available-for-sale investments, net of tax	(47,049)	341,800	(531,376)

Comprehensive loss for the year	$(19,061,199)	$(48,012,502)	$(12,409,886)

Basic and diluted loss per common share	$(0.12)	$(0.33)	$(0.10)

Weighted average number of common shares outstanding	174,066,463	147,035,728	120,502,303

The accompanying notes are an integral part of these consolidated financial statements.

Americas Bullion Royalty Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Year ended	Year ended	Year ended
	February 28,	February 28,	February 29,
	2014	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(21,653,691)	$(48,341,310)	$(11,774,925)
Items not affecting cash:
Depreciation	638,119	906,292	438,126
Accretion expense	295,060	149,134	-
Unrealized foreign exchange loss	342,383	112,561	267,658
Stock-based compensation	395,177	1,329,602	1,794,909
Loss on investments	473,061	3,000,195	30,468
Gain on embedded derivative on convertible notes	(192,337)	-	-
Write down of receivables	96,181	-	-
(Gain) loss on settlement of debt	(11,440,286)	(5,203)	14,673
(Gain) loss on sale of mineral interests	(17,766,311)	748,784	(2,882,292)
Realized (gain) loss on sale of investments	(20,164)	588,437	(1,022,983)
Write-off of mineral interests and property, plant and equipment	37,987,695	41,511,471	4,998,914
Loss on equity investment in associates	1,490,275	1,630,448	600,840
Write down of investment in associates	600,608	970,083	1,856,910
Deferred income taxes	2,636,000	(7,810,930)	(320,095)
Other	16,686	6,499	(62,915)

	(6,101,544)	(5,203,937)	(6,060,712)

Changes in non-cash working capital items:
Decrease (increase) in receivables	498,022	(131,454)	(1,222,366)
Decrease in prepaid expenses and deposits	297,880	45,794	129,759
Increase in accounts payable and accrued liabilities	1,522,284	419,192	(57,723)

	(3,783,358)	(4,870,405)	(7,211,042)

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral interests, net of recoveries	(3,344,186)	(16,669,757)	(31,268,551)
Proceeds from sale of mineral properties and royalties	9,334,202	147,318	5,645,250
Purchase of property, plant and equipment	(5,175,881)	(744,448)	(1,457,850)
Proceeds from sale of property plant and equipment	532,263	-	-
Proceeds from sale of investments	697,204	1,551,220	4,029,034
Recovery / (purchase) of reclamation bonds	163,169	(795,000)	-
Proceeds from loan receivable	-	-	152,007
Purchase of investments	(270,993)	-	(8,151,442)

	1,935,778	(16,510,667)	(31,051,552)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds received from private placements	4,546,320	12,094,480	22,627,012
Equity issuance costs	(59,427)	(480,578)	(1,621,634)
Proceeds on exercise of warrants	-	-	14,211,024
Proceeds on exercise of options	-	38,320	430,874
Proceeds from loans	2,612,250	9,762,000	-
Capital lease and debt payments	(3,126,345)	(349,755)	-
Loan financing costs	-	(864,813)	-

	3,972,798	20,199,654	35,647,276

Change in cash and cash equivalents during the year	2,125,218	(1,181,418)	(2,615,318)

Effect of exchange rate changes on cash	146,991	-	-

Cash and cash equivalents, beginning of the year	609,599	1,791,017	4,406,335

Cash and cash equivalents, end of the year	$2,881,808	$609,599	$1,791,017

Supplemental disclosure with respect to cash flows (Note 21)

The accompanying notes are an integral part of these consolidated financial statements.

Americas Bullion Royalty Corp.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

						Accumulated
	Capital Stock					Other
			Contributed	Subscription	Treasury	Comprehensive
	Number	Amount	Surplus	Receipts	Stock	Income (loss)	Deficit	Total

Balance, February 28, 2011	82,950,131	$66,866,206	$6,654,101	$142,988	$(131,749)	$(981,007)	$(15,379,083)	$57,171,456
Private Placement	27,025,000	21,642,293	1,127,708	(84,000)	-	-	-	22,686,001
Share issuance costs - cash	-	(1,422,615)	(199,019)	-	-	-	-	(1,621,634)
Share issuance costs - warrants	-	(201,562)	201,562	-	-	-	-	-
Premium on flow-through shares	-	(4,300,000)	-	-	-	-	-	(4,300,000)
Issuance of shares - properties	1,368,691	991,252	-	-	-	-	-	991,252
Exercise of warrants	17,135,869	16,406,613	(2,192,589)	-	-	-	-	14,211,024
Exercise of stock options	765,687	687,597	(256,723)	(58,988)	-	-	-	371,866
Warrants expiry extension	-	-	176,367	-	-	-	-	176,367
Stock-based compensation	-	-	2,182,146	-	-	-	-	2,182,146
Issuance of treasury stock	-	-	-	-	16,851	-	-	16,851
Change in value of investments	-	-	-	-	-	(531,372)	-	(531,372)
Share of comprehensive loss - associates	-	-	-	-	-	(230,583)	-	(230,583)
Cumulative translation adjustment	-	-	-	-	-	126,998	-	126,998
Net loss for the year	-	-	-	-	-	-	(11,774,925)	(11,774,925)

Balance, February 28, 2012	129,245,378	$100,666,784	$7,693,553	$-	$(114,898)	$(1,615,964)	$(27,154,008)	$79,475,467
Private Placement	14,108,116	12,409,480	-	-	-	-	-	12,409,480
Share issuance costs - cash	-	(480,578)	-	-	-	-	-	(480,578)
Share issuance costs - shares	420,000	(315,000)	-	-	-	-	-	(315,000)
Premium on flow-through shares	-	(1,513,393)	-	-	-	-	-	(1,513,393)
Issuance of shares - properties	9,196,594	3,484,498	-	-	-	-	-	3,484,498
Issuance of warrants-properties	-	(158,177)	158,177	-	-	-	-	-
Exercise of stock options	107,500	40,850	(2,530)	-	-	-	-	38,320
Stock-based compensation	-	-	1,783,945	-	-	-	-	1,783,945
Change in value of investments	-	-	-	-	-	341,800	-	341.800
Share of comprehensive loss - associates	-	-	-	-	-	(45,055)	-	(45,055)
Cumulative translation adjustment	-	-	-	-	-	32,063	-	32,063
Net loss for the year	-	-	-	-	-	-	(48,341,310)	(48,341,310)

Balance, February 28, 2013	153,077,588	$114,134,464	$9,633,145	$-	$(114,898)	$(1,287,156)	$(75,495,318)	$46,870,237
Private Placement	27,164,000	4,546,321	-	-	-	-	-	4,546,321
Share issuance costs - cash	-	(59,429)	-	-	-	-	-	(59,429)
Issuance of shares - properties	140,625	17,156	-	-	-	-	-	17,156
Stock-based compensation	-	-	395,177	-	-	-	-	395,177
Change in value of investments	-	-	-	-	-	(47,049)	-	(47,049)
Share of comprehensive loss - associates	-	-	-	-	-	225,604	-	225,604
Cumulative translation adjustment	-	-	-	-	-	2,413,937	-	2,413,937
Net loss for the year	-	-	-	-	-	-	(21,653,691)	(21,653,691)

Balance, February 28, 2014	180,382,213	$118,638,512	$10,028,322	$-	$(114,898)	$1,305,336	$(97,149,009)	$32,708,263

The accompanying notes are an integral part of these consolidated financial statements.

Americas Bullion Royalty Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2014 and February 28, 2013
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

Americas Bullion Royalty Corp. (the “Company” or “AMB”), was incorporated under the laws of the Province of British Columbia on January 6, 2009. The Company generates passive royalty income from its royalty properties, conducts mining exploration and development activities, and invests in undervalued natural resource assets. All of the Company’s mineral properties are currently in the exploration and evaluation stage.

As disclosed in Note 22, on April 17, 2014 the Company completed a reorganization plan whereby shares of AMB were exchanged on a 100:1 ratio for shares of Till Capital Ltd. (“Till”) (an exempted holding company incorporated in Bermuda with a wholly-owned subsidiary, Resource Re Ltd. (“RRL”) which is licensed as a Class 3A insurance company in Bermuda). AMB was considered to be the accounting acquirer with respect to the reorganization. The reorganization allows the Company to enter the reinsurance business, and to have access to additional capital for financing and diversification. It additionally allows the Company to change its business focus from the direct mineral exploration business to an equity holding strategy coupled with continued exposure to royalty interests. Upon completion of the reorganization, the Company’s shares commenced trading as Till Capital Ltd. (symbol TIL) on the TSX Venture Exchange (“TSXV”) and AMB’s shares were delisted from the Toronto Stock Exchange (“TSX”).

Till’s legal address is Crawford House, 50 Cedar Avenue, Hamilton HM11, Bermuda, and its administrative office is 11521 N. Warren St., Hayden, Idaho 83835.

2.	BASIS OF PRESENTATION

The consolidated financial statements have been prepared on a historical cost basis except for certain long-lived assets and financial instruments which have been measured at fair value.

The Company’s presentation currency is Canadian dollars, which is also the functional currency of the Company. Reference herein to $ is to Canadian dollars. Reference herein to US$ is to United States dollars. The functional currency of each entity in the consolidated group is the currency of the primary economic environment in which it operates.

Statement of compliance

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

These consolidated financial statements were approved by the board of directors for issue on November 14, 2014.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in these consolidated financial statements are as follows:

a.	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company.

Subsidiaries are entities over which the Company has control. The Company controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns though its power over the entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Company and are deconsolidated from the date that control ceases.

Where necessary, adjustments are made to the results of the subsidiaries and entities to bring their accounting policies in line with those used by the Company. Intra-company transactions, balances, income and expenses are eliminated on consolidation.

The Company’s major subsidiaries are as follows:

			Proportion of
Name of Subsidiary	Country of Incorporation	Functional Currency	Ownership Interest	Principal Activity
Golden Predator U.S. Holding Corp.	Nevada, USA	US	100%	Royalty interests

Nevada Royalty Corp.	Nevada, USA	US	100%	Royalty interests

Cuesta Del Cobre, S.A. de C.V.	Mexico	US	100%	Royalty interests

Springer Mining Company	Nevada, USA	US	100%	Tungsten Mining

Americas Bullion Royalty Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2014 and February 28, 2013
(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d…)

	b.	Investment in associates

Investments in which the Company has the ability to exercise significant influence are accounted for by the equity method. Under this method, the investment is initially recorded at cost and adjusted thereafter to record the Company’s share of post-acquisition earnings or loss of the investee as if the investee had been consolidated. The carrying value of the investment is also increased or decreased to reflect the Company’s share of capital transactions, including amounts recognized in other comprehensive income (“OCI”), and for accounting changes that relate to periods subsequent to the date of acquisition. Dilution gains and losses arising from changes in interests in investments in associates are recognized in the consolidated statement of loss.

	c.	Translation of foreign currencies

Transactions denominated in currencies other than the functional currency are recorded using the exchange rates prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are translated at the rates prevailing on the balance sheet date. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit and loss in the period in which they arise.

For the purpose of presenting the consolidated financial statements, the assets and liabilities of the Company’s foreign operations, being those entities that have a functional currency different from that of AMB, are translated into Canadian dollars at the rate of exchange prevailing at the end of the reporting period. Income and expenses are translated at the average exchange rates for the period where these approximate the rates on the dates of transactions, and where exchange differences arise, they are recognized as a separate component of equity.

	d.	Cash and cash equivalents

Cash and cash equivalents comprise cash on deposit with banks, and highly liquid short-term interest bearing investments with a term to maturity at the date of purchase of 90 days or less and which are subject to an insignificant risk of change in value.

	e.	Gold bullion

Gold bullion (“Bullion”) is measured at fair market value. Any increase or decrease in the fair value of Bullion is charged to the statement of loss.

	f.	Investments

Investments comprise equity interests in publicly-traded companies. Available-for-sale investments are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Gains or losses arising from remeasurement are recognized in other comprehensive loss. When an available-for-sale investment is sold or impaired, the accumulated gains or losses are moved from accumulated other comprehensive loss to the statement of loss. Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired for the purpose of selling in the short term.

	g.	Reclamation bonds

Reclamation bonds include bonds that have been pledged for reclamation and closure activities and which are not available for immediate disbursement.

	h.	Property, plant and equipment

Plant and equipment are carried at cost less accumulated depreciation and any accumulated impairment charges. Depreciation is recorded on a straight-line basis over the estimated useful life of the asset. Residual values and useful lives are reviewed annually. Impairment losses and gains and losses on disposals of property, plant and equipment are included in the statement of loss. Depreciation is calculated as follows:

Structures	5% straight line
Computer equipment	30% straight line
Furniture	20% straight line
Leasehold improvements	Over life of the lease
Equipment	25% - 30% straight line

Americas Bullion Royalty Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2014 and February 28, 2013
(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d…)

	i.	Assets under finance leases

The Company leases certain property, plant and equipment. Leases of property, plant and equipment where the Company has taken on substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in long term finance leases. The interest element of the finance cost is charged to the statement of loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

	j.	Mineral interests

Costs directly related to the exploration and evaluation of mineral properties are capitalized once the legal rights to explore the mineral properties are acquired. When the technical and commercial viability of a mineral resource have been demonstrated and a development decision has been made, the capitalized costs of the related property are transferred to mining assets and depreciated using the units of production method on commencement of commercial production.

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined that there is an impairment in value, the property is written down to its recoverable amount. Mineral properties are reviewed for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After all costs relating to a property have been recovered, further payments received are recorded as a gain on option or disposition of mineral property.

	k.	Provision for environmental rehabilitation

The Company recognizes liabilities for legal or constructive obligations associated with the retirement of mineral properties and equipment. The net present value of future rehabilitation costs is capitalized to the related asset along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the rehabilitation provision. The increase in the provision due to the passage of time is recognized as interest expense.

	l.	Impairment of tangible and intangible assets

The Company assesses at each reporting period whether there is an indication that an asset or group of assets may be impaired. When impairment indicators exist, the Company estimates the recoverable amount of the asset and compares it to the asset’s carrying amount. The recoverable amount is the higher of the fair value less cost to sell and the asset’s value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). If the carrying value exceeds the recoverable amount, an impairment loss is recorded in the statement of loss during the period.

Reversals of impairment arise from subsequent reviews of the impaired assets where the conditions which gave rise to the original impairments are deemed no longer to apply. The carrying value of the asset is increased to the revised estimate of its recoverable amount. The increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as a gain in the statement of loss in the period it is determined.

	m.	Financial Instruments

Recognition

Financial instruments are recorded on the trade date, the date on which the Company becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires.

All financial instruments are required to be classified and measured at fair value on initial recognition. Measurement in subsequent periods is dependent on the classification of the financial instrument.

At initial recognition, the Company classifies its financial instruments in the following categories:

Americas Bullion Royalty Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2014 and February 28, 2013
(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d…)

Financial assets and liabilities at fair value through profit or loss (“FVTPL”)

A financial asset or liability is classified as FVTPL if it has been acquired principally for the purpose of selling it in the near-term or it is a derivative that is not designated and effective as a hedging instrument.

FVTPL assets and liabilities are re-measured each period end with any gains or losses recognized in the statement of loss.

Transaction costs for FVTPL assets and liabilities are expensed.

Loans and receivables

Loans and receivables include cash and cash equivalents, reclamation bonds, and other current receivables and loans that have fixed or determinable payments that are not quoted in an active market. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate.

Financial liabilities at amortized cost

Financial liabilities at amortized cost include accounts payable and accrued liabilities, finance leases and debt. Financial liabilities are initially recognized at the amount required to be paid, and subsequently are measured at amortized cost using the effective interest rate method.

n.	Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at fair value with gains and losses recognized in the consolidated statement of loss.

o.	Flow-through shares

Under the Canadian Income Tax Act, an enterprise may issue securities referred to as flow-through shares. These instruments permit the Company to renounce (i.e. transfer) the tax deductions associated with an equal value of qualifying resource expenditures to the investor. The proceeds from the issuance of flow-through shares are allocated between the offering of the flow-through shares and the premium paid for the implied tax benefit received by the investors as a result of acquiring the flow-through shares. The premium is recognized as a liability until the Company incurs the expenditures, at which time the premium is reversed and recorded as a tax recovery on the statement of loss. The Company records a deferred tax liability on the date that the expenditures are incurred. At the time of recognition of the deferred tax liability, an offsetting entry is made to deferred tax expense.

p.	Share-based compensation

The Company grants share-based awards in the form of share options in exchange for the provision of services from certain employees, officers, and directors. The share options are equity-settled awards. The Company determines the fair value of the awards on the date of grant. This fair value is charged to loss using a graded vesting attribution method over the vesting period of the options, with a corresponding credit to contributed surplus. When the share options are exercised, the applicable amounts of contributed surplus are transferred to share capital. At the end of the reporting period, the Company updates its estimate of the number of awards that are expected to vest and adjusts the total expense to be recognized over the vesting period.

The Company accounts for share purchase warrants issued using the fair value method. Under this method, the fair value of share purchase warrants is determined using the Black-Scholes valuation model. Upon exercise of a share purchase warrant, consideration paid, together with the amount previously recognized in reserves, is recorded as an increase to share capital.

q.	Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. The tax currently payable is based on taxable earnings for the year. Taxable profit differs from earnings as reported in the statement of loss because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable earnings. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable earnings will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither taxable earnings nor accounting earnings. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and investments, and interests in joint ventures, except where the Company is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets are recognized to the extent that taxable earnings will be available against which the deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Americas Bullion Royalty Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2014 and February 28, 2013
(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d…)

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited to earnings, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also reflected in equity.

Income tax assets and liabilities are offset when there is a legally enforceable right to offset the assets and liabilities and when they relate to income taxes levied by the same tax authority on either the same taxable entity or different taxable entities where there is an intention to settle the balance on a net basis.

r.	Royalty income

Royalty income is recorded when payment is received.

s.	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods. In periods of loss all unexercised options and warrants are considered anti-dilutive.

Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments. It also requires management to exercise judgment in applying the Company’s accounting policies. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience, but actual results may differ from the amounts included in the financial statements.

Areas of estimation and judgment that have the most significant effect on the amounts recognized in the financial statements include:

Depreciation, depletion and amortization of plant and equipment - Property, plant and equipment comprise a large component of the Company’s assets and as such, the depreciation and amortization of these assets have a significant effect on the Company’s financial statements. Management estimates the useful lives and the residual values of assets based on their experience with the use of such assets. These estimates are reviewed on at least an annual basis.

Valuation of mineral interests - The Company, from time to time, acquires exploration and development properties. When a number of properties are acquired in a portfolio, the Company must make a determination of the fair value attributable to each of the properties within the total portfolio. When the Company conducts further exploration on acquired properties, it may determine that certain of the properties do not support the values applied at the time of acquisition. If such a determination is made, the property is written down to its recoverable amount. See Note 10 regarding the determination of the recoverable amount of the Company’s mineral properties.

Impairment of tangible and intangible assets – We assess at each reporting period, in accordance with IAS 36, Impairment of Assets, whether there is an indication that an asset or group of assets may be impaired. When impairment indicators exist, we estimate the recoverable amount of the asset and compare it to the asset’s carrying amount. The recoverable amount is the higher of the fair value less cost to sell and the asset’s value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). If the carrying value exceeds the recoverable amount, an impairment loss is recorded in the statement of loss during the period.

In addition, we assess mineral resource assets in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources, which modifies the requirements in IAS 36 with respect to the indications of impairment; and the level at which impairment is tested. IFRS 6 applies only to exploration and evaluation (“E & E”) expenditures, which are defined as expenditures incurred by an entity in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. IFRS 6 does not apply to expenditures incurred:

  Before the exploration for and evaluation of mineral resources, such as expenditures incurred before an entity has obtained the legal rights to explore a specific area.
  After the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

IFRS 6 requires E&E assets to be assessed for impairment when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount. According to IFRS 6, one or more of the following facts and circumstances indicate that an entity should test E&E assets for impairment:

  The period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed.
  Substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned.
  Exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area.
  Sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the E&E asset is unlikely to be recovered in full from successful development or by sale.

Where indications of impairment were evident we used the following key assumptions, factors and methods in computing estimates for purposes of determining asset impairments:

  Independent evaluation of fixed asset values;
  Updated metallurgical studies completed for mineral properties and royalties;
  Net present value calculations related to projected production costs, commodity prices, discount rates and other items to determine mineral property values based on future cash flows, and
  Estimated fair value of proceeds to be received on disposal.

Business combinations – We account for business combinations using the guidelines specified in International Financial Reporting Standard 3 – Business Combinations.We apply the acquisition method in accounting for business combinations. The consideration transferred by the Company to obtain ownership of the assets is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred. We recognize identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values.

Sale of royalty rights and mineral interests – Mineral interest acquisition costs, including exploration and evaluation assets transferred, are capitalized until production is achieved or the interest is sold, abandoned, or impaired. Mineral interests are derecognized upon disposal. Gains and losses on disposal are determined by comparing the fair value of the proceeds from the disposal with the carrying amount of the item and are recognized in profit or loss.

Fair value of convertible notes receivable - The Company’s convertible notes receivable are financial assets that contain both a derivative and non-derivative host component. The fair values of embedded derivatives, not traded in an active market, are determined using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. See Note 6 and Note 17 for related fair value disclosures.

Management believes the fair values assigned to the embedded derivatives are based on reasonable assumptions, however these assumptions may be incomplete or inaccurate and unanticipated events and circumstances may occur.

Embedded derivative instruments – Our senior secured loan facility, which was settled during the year ended February 28, 2014, included an embedded derivative related to an interest rate floor. Our estimated the fair value of the derivative liability at each period end and the change in value was recorded in the statement of loss until the loan was settled. The estimated fair value of the derivative liability was calculated based on the expected life of the loan, the related interest rate floor and the expected probability that the floor rate would be applicable.

Share-based compensation – We grant share‐based awards in the form of share options in exchange for the provision of services from certain employees, officers, and directors. The share options are equity‐settled awards. We determine the fair value of the awards on the date of grant. This fair value is charged to loss using a graded vesting attribution method over the vesting period of the options, with a corresponding credit to contributed surplus. When the share options are exercised, the applicable amounts of contributed surplus are transferred to share capital. At the end of the reporting period, we update our estimate of the number of awards that are expected to vest and adjust the total expense to be recognized over the vesting period.

We account for share purchase warrants issued using the fair value method. Under this method, the fair value of share purchase warrants is determined using the Black-Scholes valuation model. Upon exercise of a share purchase warrant, consideration paid, together with the amount previously recognized in reserves, is recorded as an increase to share capital.

The key assumptions relevant to the calculation of the fair value of stock based compensation are the volatility of the share price (which is based on historic volatility), the expected life of the stock option (which is based on the history of stock option exercises) and the forfeiture rate of stock options (which is based on the history of forfeitures).

Investment in associates - The Company holds shares in other companies and must use judgment to determine whether its ownership interest along with other factors, results in significant influence over the other company such that the Company will account for its investment in associate using the equity method of accounting.

Income taxes - Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (“temporary differences”), and losses carried forward.

Americas Bullion Royalty Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2014 and February 28, 2013
(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d…)

The determination of the ability of the Company to utilize tax loss carry forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Changes in accounting standards

The Company has adopted the following new and revised standards, along with any consequential amendments, effective March 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IFRS 10 Consolidated financial statements requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under previous IFRS, consolidation was required when an entity had the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—special purpose entities and parts of IAS 27 Consolidated and separate financial statements. This standard is effective for annual periods beginning on or after January 1, 2013. The adoption of this standard did not have any impact on the Company’s financial statements.

IFRS 11 Joint arrangements requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. IFRS 11 supersedes IAS 31, Interests in joint ventures, and SIC-13, Jointly controlled entities—non-monetary contributions by venturers. The adoption of this standard did not have any impact on the Company’s financial statements.

IFRS 12 Disclosure of interests in other entities establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off-balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. Except for additional disclosures, the adoption of this standard did not have any impact on the Company’s financial statements.

IFRS 13 Fair value measurement is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at March 1, 2013.

IAS 1 Presentation of financial statements was amended to require entities to group items within other comprehensive income that may be reclassified to profit or loss. The Company has adopted the amendments to IAS 1 effective March 1, 2013. These amendments required the Company to group other comprehensive incomes by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. The Company has reclassified comprehensive income items of the comparative period. These changes did not result in any adjustments to other comprehensive income or comprehensive income.

IAS 28 Investment in associates and joint ventures was amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13. The adoption of this standard did not have any impact on the Company’s financial statements.

New standards not yet adopted

The Company is currently evaluating the impact of the following pronouncements and has not yet determined the impact on its consolidated financial statements:

IFRIC 21, “Levies”, provides guidance on accounting for levies in accordance with the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The Interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation. IFRIC 21 explicitly excludes from its scope, outflows related to IAS 12, Income Taxes, fines and penalties and liabilities arising from emission trading schemes. IFRIC 21 clarifies that a liability be recognized only when the triggering event specified in the legislature occurs and not before. The Company is currently evaluating the impact of this new standard.

Amendments to IAS 36, “Impairment of Assets” ("IAS 36"), clarify the recoverable amount disclosures for non-financial assets, including additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount was based on fair value less costs of disposal. The amendments apply retrospectively for annual periods beginning on or after January 1st, 2014. Earlier application is permitted except an entity shall not apply those amendments in periods (including comparative periods) in which it does not also apply IFRS 13. The Company is currently evaluating the impact of this new standard.

Americas Bullion Royalty Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2014 and February 28, 2013
(Expressed in Canadian Dollars)

4.	CASH AND CASH EQUIVALENTS

	February 28,	February 28,
	2014	2013

Cash	$2,724,199	$322,380
Short term investments	157,608	287,219

	$2,881,808	$609,599

5.	INVESTMENTS

	February 28, 2014
		Market	Available-	Held for
	Cost	Value	for-Sale	Trading

Common shares in public companies	$669,600	$518,130	$468,250	$49,880

Common shares in private companies		130,136	130,136	-

Investments		648,266	598,386	49,880

Gold bullion		239,193	-	239,193

		$887,459	$598,386	$289,073

An impairment charge of $448,354, relating to the Company’s available-for-sale investments is reflected in the statement of loss. Available-for-sale investments with a cost of $668,627 were sold in the period for proceeds of $697,204.

	February 28, 2013
	Cost	Market	Available for	Held for
		Value	Sale	Trading

Common shares in public companies	$1,773,801	$1,686,880	$1,601,500	$85,380

Gold bullion		244,079	-	244,079

		$1,930,959	$1,601,500	$329,459

6.	RECEIVABLES

	February 28,	February 28,
	2014	2013

Taxes recoverable (Harmonised Sales Tax - “HST”)	$32,896	$1,050,870
Receivable from sale of royalties (1) (Note 12)	15,530,535	-
Short-term convertible notes (2) (3)	1,146,714	-
Other receivables	340,189	262,235

	$17,050,334	$1,313,105

(1)	The receivable from sale of royalties was collected in April 2014.
(2)

On December 17, 2013, AMB sold the Grew Creek Project to Northern Tiger Resources (“NTR”), a junior exploration company, for $900,000. To satisfy the purchase price, NTR issued promissory notes totalling $900,000 and bearing interest at 6% per annum payable on demand. The terms of the promissory notes permit NTR to satisfy up to $800,000 of the principal amount by issuing post-consolidation shares. Any NTR shares issued will be deemed to be issued at a price per share equal to the greater of a) $0.21 and b) the minimum price permitted by the TSXV. The notes were initially recorded at their fair value based on the share price of NTR as of December 17, 2013 adjusted for their post-consolidation split or $500,000, which resulted in a loss on sale of mineral properties. The notes were revalued at year end based on the share price of NTR at February 28, 2014 to $777,067 including interest and the difference was reported in the statement of loss. See Note 22.

(3)

Under the terms of the reorganization, AMB agreed to make available up to $450,000 in interim financing available to NTR and $50,000 to Redtail Metals (“RTZ”), a junior exploration company. Interim financing advances bear interest at 6% per annum. Advances and interest may be repaid by issuing post-consolidation shares at a deemed value of the greater of a) $0.21 and b) the minimum price permitted by the TSXV. Total advances and interest on the notes at February 28, 2014 were $443,577. The notes were revalued at year end based on the share price of NTR and discounted to $369,647 including interest and the difference was reported in the statement of loss. See Note 22.

Americas Bullion Royalty Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2014 and February 28, 2013
(Expressed in Canadian Dollars)

7.	ACQUISITION OF SPRINGER MINING COMPANY AND OTHER ASSETS

On September 13, 2013, the Company entered into a binding letter of intent with EMC Metals Corp. (“EMC”) and acquired a 100% interest in EMC’s wholly-owned subsidiary, the Springer Mining Company (“Springer”), for US$5.2 million.

The acquisition includes all related mine, mill and tungsten resource assets of Springer, along with other Nevada properties held by EMC, including the Carlin Vanadium mineral property and the Copper King property. The transaction has been accounted for as an asset purchase.

The purchase price was calculated as follows as expressed in Canadian dollars:

Cash payments	$5,447,653

$5,447,653

The following table sets forth the allocation of the purchase price to the fair value of the assets and liabilities acquired:

Purchase price allocation
Cash	$2,009
Property, plant and equipment	5,169,436
Reclamation bonds	34,320
Mineral interests, Springer Tungsten	259,934
Mineral interests, other	207,947
Accounts payable and accrued liabilities	(225,993)

$5,447,653

See Note 8 and Note 22 regarding the subsequent sale of Springer to Silver Predator Corp (“SPD), a junior exploration company

Americas Bullion Royalty Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2014 and February 28, 2013
(Expressed in Canadian Dollars)

8.	PROPERTY, PLANT AND EQUIPMENT

			Leasehold
	Land &	Computer	improvements
	structures	equipment	& furniture	Equipment	Total
Cost:

Balance, February 29, 2012	$3,227,359	$699,468	$380,112	$1,835,922	$6,142,861
Additions	788,483	132,414	25,380	203,460	1,149,737
Dispositions	(147,318)	-	(2,500)	(1,296)	(151,114)
Impairment	(793,278)	-	-	-	(793,278)
Foreign currency translation	11,880	-	-	-	11,880
Transfers	(116,271)	7,180	115	108,976	-

Balance February 28, 2013	$2,970,855	$839,062	$403,107	$2,147,062	$6,360,086
Additions	447,135	15,955	31,810	5,019,566	5,514,466
Dispositions	(229,795)	(67,784)	(325,831)	(1,085,361)	(1,708,771)
Impairment	(1,575,668)	-	-	(589,086)	(2,164,753)
Foreign currency translation	332,912	38,091	9,867	5,559	386,429
Balance, February 28, 2014	$1,945,440	$825,324	$118,953	$5,497,740	$8,387,457

Accumulated depreciation:

Balance, February 29, 2012	$38,126	$295,939	$211,017	$292,763	$837,845
Depreciation	56,829	239,807	54,766	554,890	906,292
Transfers	(17,648)	1,567	141	15,940	-
Foreign currency translation	874	-	-	-	874

Balance, February 28, 2013	$78,181	$537,313	$265,924	$863,593	$1,745,011
Depreciation	90,211	232,943	35,437	279,528	638,119
Dispositions	(107,725)	(91,409)	(254,060)	(665,509)	(1,118,703)
Foreign currency translation	-	-	-	140,421	140,421

Balance, February 28, 2014	$60,667	$678,847	$47,301	$618,033	$1,404,848

Net carrying amounts:

As at February 29, 2012	$3,189,233	$403,529	$169,095	$1,543,159	$5,305,016

As at February 28, 2013	$2,892,674	$301,749	$137,183	$1,283,469	$4,615,075

As at February 28, 2014	$1,884,773	$146,477	$71,652	$4,879,707	$6,982,609

Asset addition and disposal activity

In September 2013, property, plant and equipment of $5.2 million were acquired related to the Springer acquisition. See Note 7.

Property, plant and equipment with a net carrying value of $0.6 million were disposed of or sold in the year ended February 28, 2014. These were primarily vehicles, equipment and leasehold improvements related to exploration activities. These dispositions resulted in a loss on disposal of $0.3 million reported in the statement of loss.

The Taylor mine and Humboldt mill and related intangible water rights, as well as a portion of the Springer equipment that was acquired in September 2013, were determined to be impaired, pursuant to the share purchase agreement between a wholly-owned subsidiary of the Company and Silver Predator (“SPD”), which resulted in consideration being paid for these assets that was less than the carrying value; therefore an impairment charge of $2,110,224 related to structures and equipment was reflected in the statement of loss. See Note 22.

In 2012, the Company determined that the value of the Humboldt Mill was impaired and recorded a write-off of $717,388.

In 2013, the Company determined that the value of the Taylor Mill was impaired and recorded a write-off of $793,278.

Americas Bullion Royalty Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2014 and February 28, 2013
(Expressed in Canadian Dollars)

9.	INVESTMENT IN ASSOCIATES

	Silver Predator	Wolfpack	Redtail Metals
	Corp.*	Gold Corp.***	Corp.**	Total
Shares held	25,476,535	6,000,000	4,800,000
Percentage of interest as of February 28, 2014	37.5%	12.02%	14.37%

Year Ended February 28, 2011
Investment at cost	$5,513,333	$-	$-	$5,513,333
Share of loss for the year	(600,840)	-	-	(600,840)
Share of other comprehensive loss	(230,583)	-	-	(230,583)
Write down to fair market value at year end	(1,856,910)	-	-	(1,856,910)

Year Ended February 29, 2012	$2,825,000	-	-	$2,825,000
Investment at cost	-	$2,400,000	$480,000	2,880,000
Share of loss for the year	(1,312,927)	(278,518)	(39,003)	(1,630,448)
Share of other comprehensive income (loss)	(53,085)	10,370	(2,340)	(45,055)
Impairment	(441,988)	(425,438)	(102,657)	(970,083)
Impact of foreign currency translation	-	(22,489)	-	(22,489)

Balance February 28, 2013	$1,017,000	$1,683,925	$336,000	$3,036,925

Shares acquired from property acquisition	937,301	-	-	937,301
Shares from private placement	270,992	-	-	270,992
Share of loss for the year	(600,236)	(586,046)	(303,993)	(1,490,275)
Share of other comprehensive income (loss)	221,385	15,067	(10,848)	225,604
Impairment	(174,711)	(512,946)	87,049	(600,608)

Balance February 28, 2014	$1,671,731	$600,000	$108,208	$2,379,939

Financial Information at 100%:
Current assets	$840,160	$6,354,231	$176,138	$7,370,529
Non-current assets	14,888,555	7,361,458	5,582,399	27,832,412
Current liabilities	(60,836)	(242,555)	(168,550)	(471,941)
Net assets	$15,667,879	$13,473,134	$5,589,987	$34,731,000

* On March 12, 2013, the Company received 6,240,000 common shares of SPD under SPD’s option agreement relating to the Taylor mineral property. The value of the shares received was $0.12 per share, or $748,800. On December 11, 2013, the Company received the remaining 6,283,333 common shares representing the final payment required to exercise the option agreement giving SPD full title to the mineral property. Additionally, on December 12, 2013, the Company participated in SPD’s private placement by purchasing 5,419,869 shares at $0.05. As a result of these transactions, the Company owned approximately 37.5% of SPD’s issued and outstanding shares as of February 28, 2014.

On March 17, 2014, the Company participated in the final tranche of SPD’s private placement by purchasing 4,580,131 shares at $0.06.

The Company has evaluated its position with SPD as of February 28, 2014 to determine if it had control as defined in IFRS 10. The Company shares common Board members and owned 37.5% of the common shares outstanding at February 28, 2014. Due to the fact that the Company and SPD operate independently and the Company was not able to demonstrate its ability to affect its returns through its power over SPD, AMB was not deemed to have control over SPD as of February 28, 2014.

**On April 17, 2014, RTZ was purchased by NTR as part of the Company’s reorganization transaction. See Note 22.

*** Effective May 17, 2013, Wolfpack Gold Corp. (“Wolfpack”) and Tigris Uranium Corp. (“Tigris”) entered into an Amalgamation Agreement whereby all of the issued and outstanding shares of Wolfpack were acquired by Tigris in exchange for Tigris common shares. Concurrent with the transaction, Tigris changed its name to Wolfpack Gold Corp.

On May 28, 2014, the Company participated in a private placement by purchasing 5,000,000 Wolfpack shares at $0.10. As a result of this transaction the Company owns 19.6% of Wolfpack’s issued and outstanding shares. See Note 22.

Although the Company holds less than 20% of the equity shares of Wolfpack and RTZ, the Company exercises significant influence through two common members of each of the boards of directors, and as such participates in the financial and operating policy decisions of both companies. Accordingly, the Company accounts for its investment in these companies by the equity method.

Impairment

The Company records an impairment charge for associates in periods when the end of the period market value of the shares held is significantly less than the carrying value such that impairment is considered to have occurred.

Americas Bullion Royalty Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2014 and February 28, 2013
(Expressed in Canadian Dollars)

10.	MINERAL INTERESTS

		Acquisition
	Balance	costs	Exploration	*Impairments		Balance
	February 28,	incurred in	costs incurred	and other		February 28,
2014	2013	year	in year	adjustments	Dispositions	2014

Yukon, Canada Properties:
Brewery Creek	$20,683,174	$-	$1,298,963	$(17,538,777)	$-	$4,443,360
Gold Dome	3,492,055	-	150	(3,392,205)	-	100,000
Grew Creek	4,898,328	128,162	9,785	(4,136,275)	(900,000)	-
Rogue	948,359	31,500	9,021	(963,880)	-	25,000
Cache Creek	1,127,498	-	-	(1,102,498)	-	25,000
Selwyn	483,156	-	-	(478,156)	-	5,000
Other	1,434,749	40,006	50,416	(1,504,188)	-	20,983
Royalty interests	-	26,568	-	-	-	26,568

Total Yukon, Canada Properties	33,067,319	226,236	1,368,335	(29,115,979)	(900,000)	4,645,911

U.S. and Other Properties:
Adelaide/Tuscarora	3,555,283	-	-	(2,565,181)	-	990,102
Angels Camp	1,250,333	-	-	(776,907)	(284,507)	188,919
Taylor	4,903,616	-	-	(1,078,295)	(3,825,321)	-
Other	1,478,458	512,584	123,460	(1,243,227)	(293,123)	578,152
Royalty properties	2,615,078	-	175,651	(83,029)	(2,527,471)	180,229
Royalty interests	-	211,578	-	(89,450)	-	122,128

Total U.S. and Other Properties	13,802,768	724,162	299,111	(5,836,089)	(6,930,422)	2,059,530

Total Property Costs	$46,870,087	$950,398	$1,667,446	$(34,952,068)	$(7,830,422)	$6,705,441

*Includes currency translation amounts

Americas Bullion Royalty Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2014 and February 28, 2013
(Expressed in Canadian Dollars)

10.	MINERAL INTERESTS (Cont’d…)

2013	Balance February 29, 2012	Acquisition costs incurred in year	Exploration costs incurred in year	Dispositions, Impairments and other adjustments	Balance February 28, 2013

Yukon, Canada Properties:
Brewery Creek	$17,514,100	$6,559,796	$12,822,328	$(16,213,050)	$20,683,174
Gold Dome	3,354,688	-	-	137,367	3,492,055
Grew Creek	4,718,221	130,885	49,222	-	4,898,328
Clear Creek	3,574,178	103,082	14,905	(3,692,165)	-
Rogue	2,613,670	162,771	173,912	(2,001,994)	948,359
Livingstone	3,765,369	298,722	289,200	(4,353,291)	-
Cache Creek	1,051,500	2,748	73,251	(1)	1,127,498
Selwyn	2,232,780	22,308	125,120	(1,897,052)	483,156
Other	4,585,337	336,625	348,240	(3,835,453)	1,434,749

Total Yukon, Canada Properties	43,409,843	7,616,937	13,896,178	(31,855,639)	33,067,319

US and Other Properties
Adelaide/Tuscarora	3,888,496	-	10,296	(343,509)	3,555,283
Angels Camp	1,222,967	22,514	-	4,852	1,250,333
Taylor	12,737,052	-	2,176	(7,835,612)	4,903,616
Other	2,128,776	193,900	12,295	(856,513)	1,478,458
Royalty Properties	2,743,664	276	310,257	(439,119)	2,615,078

Total Nevada and Other Properties	22,720,955	216,690	335,024	(9,469,901)	13,802,768

Properties designated as held for sale
Golden Ridge	1,283,467	-	-	(1,283,467)	-
Other	1,280,350	-	-	(1,280,350)	-

Total Properties held for sale	2,563,817	-	-	(2,563,817)	-

Total Property Costs	$68,694,615	$7,833,627	$14,231,202	$(43,889,357)	$46,870,087
Less: held for sale	(2,563,817)				-

Mineral Interests	$66,130,798				$46,870,087

Title to mineral property interest involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral property interests. The Company has investigated tittle to all of its mineral property interests and, to the best of its knowledge, title to all of its properties are in good standing.

REORGANIZATION IMPAIRMENTS:

Under the reorganization more fully described in Note 22, the Company entered into agreements with SPD and NTR to transfer certain assets from AMB to these companies. The valuation of consideration received for these assets triggered an impairment of the Company’s assets which was primarily attributed to mineral interests, although some of it was applied to property, plant and equipment. See Note 8. Management will continue to review these valuations at the closing of the transaction. Because the transactions are expected to result in the Company consolidating SPD and NTR after the reorganization date the mineral properties related to these agreements are not presented as held for sale.

An impairment charge of $13.1 million was recorded on the Yukon mineral properties related to the transfer of assets to NTR and an impairment charge of $1.6 million was recorded on the US mineral properties related to the transfer of assets to SPD.

YUKON PROPERTIES

Brewery Creek

The Company signed an agreement dated August 6, 2009, with Alexco Resource Corp. (“Alexco”) to acquire an interest in certain claims representing the Brewery Creek project in Yukon Territory, Canada. On September 25, 2012, the Company entered into a purchase agreement with Alexco to purchase all remaining interests in the project, subject to a 2% net smelter returns royalty (“NSR”) in favour of Alexco on the first 600,000 ounces of gold produced from the Brewery Creek Project, following which the NSR will increase to 2.75% . The Company has the right to repurchase 0.625% of the increased NSR for $2,000,000 (which, if so acquired, would result in a 2.125% NSR on gold to Alexco). AMB paid to Alexco CAN $3,205,000, representing the cash consideration to be paid under the Purchase Agreement (CAN $4,000,000) less the amount of the reclamation bond that had been posted by Alexco with the Yukon government (CAN $795,000)

Americas Bullion Royalty Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2014 and February 28, 2013
(Expressed in Canadian Dollars)

10.	MINERAL INTERESTS (Cont’d…)

and issued to Alexco 7,500,000 common shares and 3,750,000 share purchase warrants of AMB (the “Warrants”), each Warrant entitling Alexco to purchase one additional common share of AMB at a price of $1.15 until September 26, 2014. The property is also subject to a sliding scale royalty based on the price of gold on the first 21,000 ounces of production, as well as a 5% net profits royalty (“NPR”).

AMB and Tr’ondëk Hwëch’in First Nation (“THFN”) entered into an Amended and Restated Socio Economic Accord for the Brewery Creek Project which took effect September 2012. As consideration for entering into the agreement, AMB paid the sum of $400,000, payable in shares of AMB, of which $250,000 was payable on signing and $150,000 is payable on the first anniversary of the accord at a price equal to a 5-day volume weighted average share price (“VWAP”). Upon receipt of all required permits in respect of the portion of the mine site outside the existing permitted area, AMB will pay an additional sum of $300,000 payable in shares at the then applicable VWAP. Key aspects of the Socio Economic Accord include the AMB’s commitment in respect of training and scholarships, and the annual community legacy project grant, amounts to $45,000 per annum. AMB has also agreed to pay the THFN a 2.5% NPR on revenue from the mine site, excluding the existing permitted area. AMB believes this agreement has been suspended as of August of 2013 and all obligations relieved until permitting is approved.

In the third quarter of fiscal 2014, an indicator of impairment was identified relating to the decline in gold prices. The Company considers the Brewery Creek project to be a separate Cash Generating Unit (CGU). Accordingly, the Company determined the recoverable amount to be “fair value less costs to sell” (“FVLCTS”) based on cash flow projections prepared by management covering a 10 year period. As of November 30, 2013, the Company had determined the recoverable amount of the Brewery Creek Project to be $10,000,000 and recorded an impairment charge of $11,708,086 in the statement of loss.

A further impairment was recorded at February 28, 2014 as a result of the reorganization plan. The Company recorded an impairment charge of $5,830,691 in the statement of loss leaving a balance of $4,443,360 capitalized for Brewery Creek as of February 28, 2014.

Gold Dome

On July 7, 2009, the Company entered into an option agreement to acquire a 100% interest in the Gold Dome Property (formerly known as the Scheelite Dome Property) located in the Mayo Mining District in the Yukon Territory from RTZ, subject to a 4% NSR of which 2% can be bought back for $2,000,000. The option agreement has been fulfilled and the Company has full title of Gold Dome.

Should the Gold Dome property become the subject of a positive bankable feasibility study (“BFS”) prior to December 31, 2015, the Company would issue an additional 500,000 common shares to RTZ, subject to a $2,000,000 cap in value. The cap will be raised to $2,500,000 if a BFS is delivered after December 31, 2015. The property was not subject to a BFS as of the date of these financial statements. An impairment of $3,392,205 was recorded in the statement of loss, due to the reorganization plan, leaving a balance of $100,000 capitalized as of February 28, 2014.

Grew Creek

In June 2010, the Company entered into an option agreement whereby the Company can acquire a 100% interest in the Grew Creek property located in the Whitehorse Mining District, Yukon, subject to a 4% NSR. As consideration for the option, the Company paid $50,000 and issued 100,000 common shares. To exercise the option, the Company must, in stages, incur exploration expenditures of $3,000,000 by December 31, 2014 (expended), issue 250,000 common shares by June 2013 (100,000 issued), and pay a total of $400,000 before June 2014 ($200,000 paid). The Company may repurchase 1% of the royalty for $1,000,000. Provided that the price of gold is more than US $700/oz the Company will make an annual advance royalty payment of $25,000 beginning December 31, 2015 (unless payments are being made on account of the royalty), which annual advance royalty payments will be credited to payments on account of the royalty.

On December 17, 2013, the Company sold the Grew Creek Project to NTR for an aggregate purchase price of $900,000 payable in $100,000 in cash and $800,000 in convertible notes.

Antimony

In July 2009 (as amended August 2009), the Company entered into an option agreement with Ryanwood Exploration Inc. (“Ryanwood”), pursuant to which the Company can acquire a 100% interest in certain mining claims known as the Antimony Mountain Property, located in the Dawson Mining District in the Yukon Territory, subject to a 4% NSR, by paying to Ryanwood a total of $1,000,000, incurring $3,500,000 in exploration expenditures, and issuing up to 1,700,000 common shares in stages before December 31, 2013, of which $250,000 was paid and 600,000 shares were issued. Pursuant to the Option Agreement, the Company may repurchase 3% of the royalty for $3,000,000.

In February 2012, the Company relinquished the property and has no further obligations to Ryanwood. All capitalized costs in respect of the property, amounting to $2,125,361, were written off.

Americas Bullion Royalty Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2014 and February 28, 2013
(Expressed in Canadian Dollars)

10.	MINERAL INTERESTS (Cont’d…)

Clear Creek

In September 2009, the Company entered into an option agreement under which the Company can acquire a 100% interest in claims located east-southeast of Dawson City, Yukon, subject to a 3% NSR. The Company paid $25,000 to acquire the option, and is required to pay an additional $1.0 million and issue 750,000 shares over five years to exercise the option. The Company relinquished its interests in Clear Creek in fiscal year 2014. All capitalized costs amounting to $3,692,165 were written off as at February 28, 2013.

Rogue

In September 2010, the Company entered into an option agreement to acquire a 100% interest in six separate claim blocks located in the Mayo Mining District in east-central Yukon, which the Company has named the Rogue District. As consideration for the options, the Company paid $25,000 and issued 250,000 common shares. In addition, the Company reimbursed out-of-pocket staking costs of approximately $354,890. The Company relinquished 3 of the 6 claim blocks within the Rogue property in 2013. This reduced the requirements under the agreement.

To exercise the option, the Company now is required in stages to pay an additional $1,014,420 and issue 1,482,480 common shares and incur additional exploration expenditures of $3,960,000 by the eighth anniversary of the agreement as follows:

•	$76,560 in cash and 53,080 in shares by September 2014
•	$102,080 in cash and 127,600 in shares by September 2015
•	$102,080 in cash and 178,640 in shares by September 2016
•	$127,600 in cash and 216,920 in shares by September 2017
•	$357,280 in cash and 306,240 in shares by September 2018
•	$248,820 in cash by September 2019

Future cash and share obligations are reduced by 14% for each claim block the Company drops. Each claim block is subject to a 3% NSR of which the Company can purchase 1% on any particular claim block for $1,000,000.

An impairment of $963,880 was recorded in the statement of loss, due to the reorganization plan, leaving a balance of $25,000 capitalized as of February 28, 2014.

Livingstone Property

In August 2011, the Company entered into a Finder’s Fee Agreement in respect of 5,481 quartz mining claims that it staked in the Whitehorse Mining District, approximately 70 kilometers northeast of the city of Whitehorse, Yukon, and purchased 5 contiguous quartz mining claims, collectively known as the Livingstone Property, in 16 separate claim blocks. Pursuant to the Finder’s Fee Agreement, the Company is required to make cash payments of up to $3,500,000, deliver up to 4,500,000 common shares of the Company, and incur up to $10,000,000 in exploration expenditures on the property, on or before May 31, 2014. Of the aggregate sum of $3,500,000 cash payments, $2,175,000 are advance payments to be credited against the Royalty.

The Company relinquished the Livingstone property in fiscal 2014 and has no further obligations with respect to the property. All capitalized costs amounting to $4,353,291 were written off as at February 28, 2013.

Cache Creek

In January 2011, the Company entered into an option agreement to acquire up to a 75% interest in certain claims known as the Cache Creek Property (formerly Harlan Property), located in the Selwyn Basin, approximately 150 kilometers north of the town of Ross River, Yukon.

The Company can earn up to a 51% interest in the Cache Creek Property by incurring a total of $2,000,000 in exploration expenditures, in stages, on or before August 31, 2015 ($1,127,498 incurred). The Company can increase its interest to 65% by incurring an additional $850,000 of exploration expenditures on the Property and completing a preliminary economic assessment by December 31, 2016. An additional 10% (for a total of 75% interest) can be earned by the Company incurring an additional $1,000,000 in exploration expenditures (for a total of $3,850,000) and delivering a bankable feasibility study by December 31, 2017. Upon the Company earning a 75% interest, the vendor has a one-time right to buy back a 5% interest from the Company by paying $750,000. An impairment of $1,102,498 was recorded in the statement of loss, due to the reorganization plan, leaving a balance of $25,000 capitalized as of February 28, 2014.

Selwyn

The Company acquired the Selwyn mineral property by staking numerous mining claims located in in the Selwyn basin in the Yukon. As these are staked claims, there are no contractual obligations though there are ongoing maintenance payments. The Company relinquished a portion of the claims subsequent to the reporting date. Capitalized costs related to the relinquished claims amounting to $1,897,052 were written off as at February 28, 2013. An impairment of $478,156 was recorded in the statement of loss, due to the reorganization plan, leaving a balance of $5,000 capitalized as of February 28, 2014.

Americas Bullion Royalty Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2014 and February 28, 2013
(Expressed in Canadian Dollars)

10.	MINERAL INTERESTS (Cont’d…)

US AND OTHER PROPERTIES

Wolfpack transaction

On June 26, 2012, the Company and Seabridge Gold Inc. (“Seabridge”) entered into agreements to contribute a portfolio of US gold assets into Wolfpack Gold Corp. (“Wolfpack”).

The Company granted an option to Wolfpack to purchase its leasehold interest in the Adelaide and Tuscarora Properties located in Humboldt and Elko Counties, Nevada. To exercise this option, Wolfpack will issue the Company an aggregate minimum of 12,500,000 common shares ("Wolfpack Shares") over a three-year period, including 1,500,000 Wolfpack Shares that were issued on closing. The remaining shares are to be delivered as follows;

•	2,000,000 shares on or before June 26, 2014;
•	4,000,000 shares on or before June 26,2015; and
•	5,000,000 shares on or before June 26,2016

The actual number of Wolfpack Shares to be issued to the Company will be subject to upward adjustment, based on future value protection formulae, and hence these share amounts should be viewed as the minimum number of Wolfpack Shares to be issued to maintain and exercise the option.

In addition, on June 26, 2012, the Company sold to Wolfpack its interests in 11 additional properties (collectively the "Secondary Properties") including the Golden Ridge lease option agreement, for 4,500,000 Wolfpack Shares. The Company also granted an option to Wolfpack to acquire its interest in the Humboldt Mill site.

Adelaide & Tuscarora, Nevada

In December 2011, the Company exercised an option to acquire a 100% interest in the Adelaide and Tuscarora gold properties, located in Humboldt County, Nevada.

Newmont retains a one-time option to enter into a joint operation with the Company on the Adelaide Project (where Newmont’s and the Company’s respective interests would be 51/49) at any time up to the completion of a positive feasibility study, by spending 4 times the exploration expenditures incurred on the project, or, for a period of 90 days after the completion of a positive feasibility study, by spending 2.5 times the exploration expenditures incurred on the project. In the event that Newmont does not exercise this option, Newmont will retain a 3% NSR royalty that is subject to reduction in terms of a formula that ensures that the sum of this royalty and the underlying NSR royalties do not exceed 5%.

The Company optioned its Adelaide and Tuscarora property interests to Wolfpack on June 26, 2012, as more fully described above. As at February 28, 2014, the Company identified an impairment related to the continued decline in value of Wolfpack shares. The Company recorded an impairment loss of $2.6 million in the statement of loss.

Angels Camp, Oregon

On March 7, 2013, the Company entered into an option agreement for the Company’s 50% interest in the Angels Camp property and received $25,000 and one million common shares in Orsa Ventures Corp., and will receive $365,000 in cash payments over seven years ($35,000 received in March 2014). The Company retained a 1.25% NSR interest on the project. On September 13, 2013, Orsa Ventures was acquired by Alamos Gold Inc. (“Alamos”) and the Company received $100,000 for its 1,000,000 shares in Orsa. Alamos has taken over the option agreement. The Company identified an impairment related to the remaining value of Angels Camp and recorded a $0.8 million impairment loss in the statement of loss.

Taylor, Nevada

On March 12, 2013 the Company received 6,240,000 common shares of SPD under Silver Predator’s option agreement to acquire a 100% interest in the Taylor property. In December, 2013 the Company received the final 6,283,333 shares of SPD to complete the option agreement and gives SPD full title to the mineral property. The Company identified impairment charges during the year and recorded a loss on disposal of the Taylor property due to the decline in the share price of Silver Predator. These charges totaled $1,078,295 and were recorded in the statement of loss.

Phoenix Property

On March 21, 2013, the Company entered into an option agreement to sell its 40% interest in the Phoenix Property in Nevada. The Company received US$50,000 in cash at signing, an additional US$50,000 in September, 2013, two million common shares of the optionee, Battle Mountain Gold, Inc. (“BMG”), a private corporation, valued at $0.15 per share, and will receive $1.6 million in cash or shares of BMG before October, 2015 unless BMG receives at least $10,000,000 in financing prior to that date, in which case the payment would be made within 10 days of such financing. In March 2014, Madison Minerals announced a reverse takeover of BMG where outstanding shares of BMG would be exchanged for shares of Madison Minerals.

Americas Bullion Royalty Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2014 and February 28, 2013
(Expressed in Canadian Dollars)

10.	MINERAL INTERESTS (Cont’d…)

Aphro

On April 19, 2013, the Company entered into an option agreement to sell the Aphro project in Nye County, Nevada. The Company retained a 3% NSR on the project. In March 2014, the optionee terminated the agreement.

Willoughby, British Columbia, Canada

In August 2009, the Company entered into an agreement with RTZ, pursuant to which RTZ assigned its option to acquire the Willoughby Property located within the Stewart-Iskut-Eskay Creek gold district in the Skeena Mining Division, British Columbia to the Company. As consideration for the assignment, the Company issued 300,000 shares to RTZ. The Company subsequently exercised the option by paying $50,000 and issuing 10,000 shares to the underlying property owner.

Should the Willoughby Property become the subject of a positive bankable feasibility study prior to December 31, 2015, the Company is required to issue an additional 500,000 shares to RTZ, subject to a $2,000,000 cap in value. The cap will be raised to $2,500,000 if a bankable feasibility study is delivered after December 31, 2015.

The Willoughby Property is subject to a 4% NSR payable to the underlying optionor, which may be reduced to 1% by the payment of $500,000. In addition, RTZ is entitled to a 1% NSR on the Willoughby Property. An impairment of $392,179 was recorded in the statement of loss, due to the reorganization plan, leaving a balance of $5,000 capitalized as of February 28, 2014.

Royalty Properties Sold

In connection with the option exercise related to the Company’s senior secured facility agreement, in November 2013, the Company entered into an agreement of purchase and sale with Orion Royalty Company LLC (“Orion”) for 18 Nevada royalties for US $22.8 million. The Company recorded a gain on sale of mineral properties of $17.6 million associated with the Orion agreement. See Note 12.

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	February 28,	February
	2014	28, 2013
Trade payables	$1,015,696	$1,199,605
Payroll remittances	170,968	490,398
Accrued liabilities	943,294	667,566
Interest payable	-	348,993

	$2,129,958	$2,706,562

12.	DEBT AND DERIVATIVE LIABILITY

	Current
	portion	Long-term	Total

Office building note	$31,692	$321,964	$353,656

Short term premium financing	31,980	-	31,980

Equipment finance leases	18,023	17,967	35,990

As at February 28 , 2014:	$81,695	$339,931	$421,626

Senior secured loan facility	$-	$9,188,701	$9,188,701

Equipment finance leases	323,161	200,618	523,779

Total debt	352,797	9,716,022	10,068,819

Derivative liability	139,155	240,587	379,742

As at February 28, 2013:	$491,952	$9,956,609	$10,448,561

Senior secured loan facility

The Company’s senior secured loan facility in the principal amount of US$35,000,000 (the “Loan”) with MF Investment Holding Company 1 (Cayman) Limited (the “Lender”), part of the Red Kite group, provided for three advances. The Company received the first advance of US$10,000,000 in September 2012.

Americas Bullion Royalty Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2014 and February 28, 2013
(Expressed in Canadian Dollars)

12.	DEBT AND DERIVATIVE LIABILITY (Cont’d…)

On November 26, 2013, the Company reached an agreement with the Lender to retire the Loan. The agreement included an amendment to the loan agreement providing the Lender an option, which, if exercised, would allow the full amount owing under the facility agreement to be applied towards the purchase price of certain royalties. The Lender exercised the option and, after giving effect to the transaction, an outstanding debt amount of approximately $11.6 million was retired and the Company contracted to receive US$22.8 million in cash in consideration for the sale of 18 royalty interests. The Company received cash of US$8.8 million on November 26, 2013 and received the remaining US$13.95 million on April 10, 2014. The Company recorded an $11.4 million gain on settlement of debt in connection with the Lender’s exercise of the option to acquire the royalties and an $17.6 million gain on sale of the 18 royalties.

The loan instrument was comprised of a debt instrument and an embedded derivative related to an interest rate floor. The embedded derivative had an estimated fair value of $385,485 at inception, resulting in a residual value of $9,614,515 being attributed to the debt instrument. The debt instrument, net of transaction costs, was being accreted up to its face value over its term. At each period end, the change in fair value of the embedded derivative was recorded in the statement of loss. The fair value of the embedded derivative at February 28, 2014 and February 28, 2013 was nil and $379,742, respectively.

The Loan provided for interest at LIBOR plus 8% per annum, subject to a minimum interest rate of 10%. The Company recorded interest of $921,706 and accretion of $295,060 in the year ended February 28, 2014, which was calculated based on an effective interest rate of 13.42%.

Office building note

The Company maintains a note agreement secured by an office building and land in Hayden, Idaho. The note calls for monthly payments of US$3,627 including interest at 4.5%, and matures October 2016.

Equipment finance leases

The Company has entered into various equipment finance leases with scheduled monthly lease payments that provide implicit interest rates ranging from 5.6% to 6.9%. As a result of the sale of underlying equipment, the finance leases have been reduced from $523,779 at February 28, 2013 to $35,990 at February 28, 2014.

Short term financing

The Company entered into a short term unsecured loan for US$2.5 million on September 12, 2013 to help fund the initial purchase transaction of Springer Mining Company. See Note 7. The loan plus accrued interest of US$67,800 was paid in full on November 26, 2013.

13.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	February 28,	February 28,	February 29,
	2014	2013	2012

Loss before income taxes	$(19,766,008)	$(56,792,108)	$(10,881,751)

Expected income tax recovery at statutory rates	5,929,802	17,037,632	3,065,063
Non-deductible expenses	(3,328,000)	(769,000)	(2,436,652)
Other items	18,000	731,000	(250,912)
Difference in foreign tax rates	(239,000)	97,000	(156,887)
Carryback losses to recover prior periods	748,000	-	-
Tax benefits renounced in respect of flow-through shares net of premium	-	(2,036,000)	320,095

Unrecognized deferred tax asset	(5,016,039)	(6,609,834)	(1,433,881)

Income tax recovery (expense)	$(1,887,237)	$8,450,798	$(893,174)

Current income tax recovery (expense)	$748,763	$176,000	$(1,213,269)
Deferred income tax recovery (expense)	(2,636,000)	8,274,798	320,095

	(1,887,237)	8,450,798	(893,174)

Americas Bullion Royalty Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2014 and February 28, 2013
(Expressed in Canadian Dollars)

13.	INCOME TAXES (Cont’d…)

The income tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

	February 28,	February 28,
	2014	2013
Losses available for future periods	$13,832,000	$12,458,000
Mineral properties	9,814,000	4,818,000
Property and equipment	734,000	239,000
Other items	139,000	89,000
Share issuance costs	426,000	675,000
Marketable securities	967,000	1,091,000
Unrecognized deferred tax assets	$25,912,000	$19,370,000

Deferred income tax liability	$2,636,000	$-

At February 28, 2014, the Company has Canadian non-capital loss carry forwards of approximately $15.3 million and United States’ operating losses of approximately $20.4 million. The Canadian non-capital loss carry forwards and United States’ operating losses expire at various dates from 2015 to 2034.

14.	SHARE CAPITAL AND RESERVES

	a)	Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value.

	b)	Issued share capital

In March 2013, the Company issued 10,000,000 common shares and received gross proceeds of $2,400,009 from a non-brokered private placement of common shares.

In June 2013, the Company issued 75,000 common shares in connection with the option agreement to acquire the Grew Creek property.

In June 2013, the Company issued 17,164,000 common shares in a non-brokered private placement, for gross proceeds of $2,146,312.

In January 2014, the Company issued 28,125 common shares in connection with the option agreement to acquire the Airstrip property.

In January 2014, the Company issued 37,500 commons shares in connection with the option agreement to acquire the Idaho property.

	c)	Stock options and warrants

The Company maintains an incentive stock option plan (the “2010 Stock Option Plan”) under which the board of directors may, from time to time and in its sole discretion, award options to acquire shares of the common stock of the Company to directors, employees and consultants. The maximum number of shares issuable under the 2010 Stock Option Plan may not at any time exceed 10% of the outstanding shares of the Company.

During the year ended February 28, 2014, the Company recognized share-based compensation related to options of $395,177 which is recorded in the consolidated statement of loss. The weighted average fair value of options granted in the year ended February 28, 2014 was $0.10 per share.

In June 2013, the Company granted 550,000 options under the 2010 Stock Option Plan at an exercise price of $0.185 per share to certain employees and management who agreed to forego up to 20% of salary from June 2013 through August 2013. The total amount of salary foregone under the arrangements was approximately US$50,000. The options vest 25% every six months and expire after two years.

Americas Bullion Royalty Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2014 and February 28, 2013
(Expressed in Canadian Dollars)

14.	SHARE CAPITAL AND RESERVES (Cont’d…)

The fair value of all compensatory options granted is estimated on grant date using the Black-Scholes option pricing model. The weighted average assumptions used in calculating the fair values are as follows:

	2014	2013	2012

Risk-free interest rate	1.288%	1.337%	1.78%
Expected life	4.26 years	4.71 years	4.29 years
Volatility	75.8%	76.2%	79.8%
Dividend rate	-	-	-

	Warrants		Stock Options
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price

Outstanding, February 28, 2011	29,387,395	$0.89	7,192,500	$0.62
Issued / granted	5,780,040	1.10	6,797,500	0.94
Exercised	(17,128,369)	.83	(773,187)	0.52
Expired	(4,382,502)	1.25	-	-
Forfeited	-	-	(1,419,688)	0.80

Outstanding, February 29, 2012	13,656,564	$0.93	11,797,125	$0.79
Issued / granted	3,750,000	1.15	3,518,000	0.45
Exercised	-	-	(107,500)	0.35
Expired	(13,656,564)	0.93	-	-
Forfeited	-	-	(1,151,375)	0.63

Outstanding, February 28, 2013	3,750,000	1.15	14,056,250	0.49
Issued / granted	-	-	3,050,000	0.19
Exercised	-	-	-	-
Expired	-	-	-	-
Forfeited	-	-	(3,341,625)	0.42

Outstanding, February 28, 2014	3,750,000	1.15	13,764,625	0.44

Exercisable	3,750,000	$1.15	11,016,500	$0.49

Americas Bullion Royalty Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2014 and February 28, 2013
(Expressed in Canadian Dollars)

14.	SHARE CAPITAL AND RESERVES (Cont’d…)

As at February 28, 2014, incentive stock options and share purchase warrants were outstanding as follows:

Options			Weighted
			average
	Number of		remaining
	options	Exercise price	contractual life	Expiry Date
	196,250	0.53	0.02	March 6, 2014
	91,750	0.35	0.02	March 6, 2014
	123,250	0.50	0.15	April 22, 2014
	100,000	0.50	0.24	May 25, 2014
	405,125	0.55	0.30	June 16, 2014
	137,500	0.50	0.42	July 30, 2014
	862,500	0.50	0.57	September 23, 2014
	562,500	0.50	0.71	November 13, 2014
	127,000	0.50	0.85	January 4, 2015
	50,000	0.50	1.10	April 6, 2015
	701,250	0.50	1.17	April 30, 2015
	370,000	0.185	1.29	June 14, 2015
	40,000	0.55	1.47	August 20, 2015
	1,275,000	0.50	1.78	December 9, 2015
	100,000	0.50	1.88	January 17, 2016
	1,677,500	0.50	2.12	April 13, 2016
	1,785,000	0.50	2.27	June 7, 2016
	1,085,000	0.50	2.73	Nov 22, 2016
	100,000	0.50	2.82	December 22, 2016
	237,500	0.50	3.10	April 4, 2017
	725,000	0.60	3.10	April 4, 2017
	1,382,500	0.33	3.79	December 11, 2017
	80,000	0.30	4.01	March 4, 2018
	300,000	0.105	4.59	October 1, 2018
	200,000	0.10	4.80	December 17, 2018
	1,050,000	0.14	4.94	February 2, 2019

	13,764,625

Warrants	3,750,000	$1.15		September 26, 2014

15.	RELATED PARTY TRANSACTIONS

Prior to November 1, 2012, the Company was party to a cost sharing arrangement until October 31, 2012 with companies having common directors. Under the agreement, the Company provided use of its office space, office and administrative resources and technical service on a cost recovery basis. Effective November 2012, the Company and its affiliates terminated the cost sharing arrangement.

On September 27, 2012, the Company settled amounts due to it by RTZ, whereby the Company agreed to accept shares of RTZ for repayment of $480,000 owing under a cost sharing arrangement. As a result of this agreement, the Company holds a 14.37% interest in RTZ at February 28, 2014, and RTZ is considered to be an associate of the Company.

During the year ended February 28, 2013, the Company paid rent of $13,293 (2012 - $23,000) to a company controlled by a director of the Company.

Subsequent to February 28, 2014, the Company acquired 4,580,131 shares of SPD in a private placement, and due to the reorganization transaction the Company acquired 13,621,008 shares of SPD bringing the Company’s total holdings in SPD to 55% of the outstanding shares.

During the year ended February 28, 2014 the Company advanced US$12,163 for travel advances to an officer, which was repaid or receipts processed subsequent to the end of the year. During the prior year ended February 28, 2013, the Company paid rent of $3,150 to a company controlled by a director of the Company.

Key management personnel compensation

Key management personnel comprise the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Vice President, Exploration (USA), Vice President, Communications and First Nations Relations, and Corporate Secretary. Compensation of the Company’s key management personnel, including expenses under severance and separation agreements, is comprised of the following:

Americas Bullion Royalty Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2014 and February 28, 2013
(Expressed in Canadian Dollars)

15.	RELATED PARTY TRANSACTIONS (Cont’d…)

	February 28,	February 28,	February 29,
	2014	2013	2012

Executive salaries and management fees	$1,149,154	$2,205,085	$1,297,172
Share based payments	212,778	842,653	1,104,503

Total	$1,361,932	$3,047,738	$2,401,675

16.	SEGMENT INFORMATION

The Company is in the business of exploring for and developing economically viable mineral resource deposits, and investing in undervalued natural resource assets, including royalty interests. The Company’s principal royalty properties and other investments are located in the state of Nevada, United States, and its exploration properties are primarily located in the Yukon Territory, Canada.

The Company’s mineral properties and fixed assets are located as shown below.

February 28, 2014	Canada	United States	Total

Fixed assets	$443,560	$6,539,049	$6,982,609
Mineral interests	4,645,911	2,059,530	6,705,441
Gain (loss) for the year	(26,206,205)	4,552,514	(21,653,691)

February 28, 2013	Canada	United States	Total

Fixed assets	$1,705,550	$2,909,525	$4,615,075
Mineral interests	33,067,319	13,802,768	46,870,087
Loss for the year	(38,309,461)	(10,031,849)	(48,341,310)

For the period ended February 29, 2012, the Company incurred a Loss for the year of $11,774,925 comprised of a Loss of $12,092,681 and a Gain of $317,756 from Canada and the United States, respectively.

17.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 - Inputs that are not based on observable market data.

The Company’s Investments, under the fair value hierarchy, are based on Level 1 quoted prices in active markets for identical assets which are recorded at fair value. The Company’s shares in privately held companies were valued at the amount stated in the contractual agreement less a discount for which there is no observable market data. The short term convertible notes were valued using the market price of the underlying shares. See also Note 6.

Assets measured at fair value on a recurring basis at February 28, 2014 include:

	Level 1	Level 2	Level 3	Total
Assets:
Gold bullion	$239,193	$-	$-	$239,193
Investments	518,130	-	130,136	648,266
Short term convertible notes receivable	1,047,014	-	-	1,047,014
	$1,804,337	$-	$130,136	$1,934,473

Americas Bullion Royalty Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2014 and February 28, 2013
(Expressed in Canadian Dollars)

18.	MANAGEMENT OF FINANCIAL RISK

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents, receivables, and reclamation bonds. The Company has no significant concentration of credit risk arising from operations. Cash and cash equivalents include guaranteed investment certificates issued by major banks, for which management believes the risk of loss to be minimal. Receivables mainly consist of goods and services tax refunds due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to receivables is minimal. Reclamation bonds consist of term deposits and guaranteed investment certificates which have been invested with reputable financial institutions, from which management believes the risk of loss to be minimal.

Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure to the best of its ability that its expenditures will not exceed share capital and debt financings, or proceeds from property sales or options.

At February 28, 2014, the Company had a working capital balance of $18,710,355.

Foreign currency risk

The Company raises funds in Canadian dollars and major purchases and expenditures are transacted in US dollars. The Company also funds certain operations and exploration and administrative expenses in both Canadian and US dollars. Additionally, the Company’s office loan agreement of US$317,665 and the receivable for royalty sale of US$13,950,000 are denominated in US dollars. The receivable on royalty sale was collected in April 2014 subsequent to the Company’s fiscal year end. See Notes 6 and 12.

19.	MANAGEMENT OF CAPITAL RISK

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in shareholders’ equity to be capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares through public and/or private placements, acquire or sell assets, increase or reduce debt or return capital to shareholders.

20.	COMMITMENTS

The Company has entered into operating lease agreements for office premises and equipment with the following annual commitments:

2015	$328,457
2016	337,270
2017	320,057
2018	-
$985,784

21.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant transactions impacting cash flows for the year ended February 28, 2014 included:

a)

The Company’s senior secured loan facility was retired when the Lender exercised an option to retire the debt of $9,691,429 and accrued interest of $1,024,117. The offset to the debt was recorded as a gain in the statement of loss. See Note 12.

b)

In connection with the option exercise related to the Company’s senior secured loan facility, the Company entered into an agreement of purchase and sale with Orion Royalty Company LLC (“Orion”) for 18 Nevada royalties. The transaction included a hold-back receivable of US$13,950,000 which was collected subsequent to February 28, 2014. See Note 12.

c)

In March 2013, the Company received 6,240,000 common shares with a fair value of $748,800 from SPD for payment on the option of the Taylor mineral property, in December 2013, the Company received 6,283,333 common shares with a fair value of $188,500 to complete the sale of the Taylor mineral property. See Note 9 and 10.

	d)	There was $442,889 of mineral property expenditures included in accounts payable and accrued liabilities as of February 28, 2014 compared to $1,306,232 at February 28, 2013.

Americas Bullion Royalty Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2014 and February 28, 2013
(Expressed in Canadian Dollars)

21.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Cont’d…)

e)	The Company sold the Grew Creek property for $900,000 in convertible notes. See Note 6 and 10.

Significant non-cash transactions for the period ended February 28, 2013 included:

f)	Received common shares from an associate for option of mineral properties with a value of $2,400,000.

g)	Issued common shares for mineral properties with a value of $3,484,497.

h)	As a payment for accounts receivable, the Company received common shares with a fair value of $480,000 from an associate.

Significant non-cash transactions for the year ended February 29, 2012 included:

i)	Issued common shares for mineral properties with a value of $991,252.

j)	Received common shares for option of mineral properties with a value of $2,100,000.

k)	Issued treasury stock in lieu of exploration work with a value of $16,851.

22.	SUBSEQUENT EVENTS

Private Placements

On March 17, 2014, the Company participated in SPD’s private placement by purchasing 4,580,131 common shares, bringing its total ownership interest in SPD to 41.46% prior to the reorganization transactions.

On May 28, 2014, the Company participated in a private placement by purchasing 5,000,000 shares of Wolfpack Gold Corp. at $0.10. As a result of this transaction the Company owned 19.6% of Wolfpack’s issued and outstanding shares as of May 28, 2014.

Reorganization Plan

On April 17, 2014, the Company completed a corporate reorganization plan of arrangement (the “Arrangement”) whereby shareholders of AMB received 0.01 of restricted voting shares of Till Capital Ltd. (“Till”) in exchange for each AMB share held. Till issued a total of 3,612,684 shares pursuant to the arrangement, including 1,806,789 to AMB shareholders. As a result of the Arrangement, the AMB shares ceased trading on the Toronto Stock Exchange (“TSX”) on April 23, 2014 and the Till shares became listed on the TSX Venture Exchange (“TSX-V”) on April 24, 2014.

The Till shares that AMB shareholders received under the Arrangement are restricted voting shares, whereby no single shareholder of Till is able to exercise voting rights for more than 9.9% of the voting rights of the total issued and outstanding Till shares. However, if any one shareholder of Till beneficially owns, or exercises control or direction over, more than 50% of the issued and outstanding Till shares, the 9.9% restriction will no longer apply to the Till shares.

The Arrangement involved the following series of transactions in sequential order as presented:

a)

Golden Predator Holding Corp. (“GPUS”), a wholly-owned subsidiary of AMB, sold all of the issued and outstanding shares of Nevada Royalty Corp (“NRC”), and Springer, each a wholly-owned subsidiary of GPUS, to SPD pursuant to a share purchase agreement between GPUS and SPD dated April 17, 2014, in exchange for the grant of certain royalties, a convertible promissory note in the principal amount of US$4,500,000 and 6,892,500 shares of SPD. The assets of NRC and Springer include the Springer mine and mill, the Taylor mill, and certain US mineral properties;

b)

AMB purchased all of the issued and outstanding shares of Till from Multi-Strat Holdings Ltd. (“MSH”) for approximately US$1.3 million. The assets of Till include approximately US$1.0 million in cash and 100% of the shares of Resource Re Ltd., a Bermuda company which holds a Class 3A insurance license;

c)	AMB transferred certain royalties, cash and securities to Till as a capital contribution in exchange for 1,806,789 Till shares;
d)	Till received assets of Kudu Partners, L.P. consisting of US$9,263,220 in cash and US$6,258,467 in securities (including 6,728,508 SPD shares) in exchange for the issuance of 1,805,895 Till shares;
e)

Till transferred all issued and outstanding AMB shares to NTR, in exchange for 1,571,429 shares of NTR, a convertible promissory note in the principal amount of $4,700,000 and certain royalties. The remaining assets in AMB which NTR acquired include Brewery Creek and other Yukon mineral interests, and AMB’s accumulated tax losses;

f)	Till subscribed for 6,428,571 common shares of NTR for $1,800,000 in a private placement;
g)	NTR issued 2,414,774 common shares to Till in satisfaction of outstanding liabilities of $507,103;
h)	NTR issued 3,809,524 common shares to Till upon conversion of the convertible portion ($800,000) of the Grew Creek promissory notes.

Americas Bullion Royalty Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2014 and February 28, 2013
(Expressed in Canadian Dollars)

22.	SUBSEQUENT EVENTS (Cont’d…)

i)

In conjunction with the Arrangement, RTZ and NTR were merged and NTR issued 4,773,405 shares to former RTZ shareholders. NTR shares were then consolidated on a 7:1 basis and NTR’s name has been changed to Golden Predator Mining Corp.

AMB is considered the accounting acquirer in the reorganization. As part of the sale of assets to SPD in the reorganization transactions, the Company agreed to concurrent financing of US$1,800,000 in the form of a private placement to SPD. The financing agreement is subject to TSX-V approval and is expected to close by June 30, 2014. As a result of these transactions, including the $1.8 million private placement with SPD, Till Capital is expected to own 55% of the outstanding shares of SPD and 54% of NTR.

The purchase price allocation for these business combinations has not been completed at the time these financial statements were authorized for issuance. The Company has not yet determined the fair value of all identifiable assets and liabilities acquired or the complete impact of applying purchase accounting. The Company is currently undergoing a process whereby the fair value of all identifiable assets and liabilities acquired, including investment in associates, mining interests and intangible assets as well as any goodwill and deferred income taxes arising upon the acquisition will be determined. Therefore, pro forma consolidated net income for the year ended February 28, 2014 (calculated as if the business combinations had occurred at March 1, 2013) has not been determined.

RESOURCE HOLDINGS LTD.

Consolidated Financial Statements
(With Independent Auditors’ Report Thereon)

For the year ended December 31, 2013
and for the period from August 20, 2012 (Date of Incorporation)
to December 31, 2012

RESOURCE HOLDINGS LTD.
CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2013 AND 2012
CONTENTS

INDEPENDENT AUDITORS’ REPORT

To the Shareholder and Board of Directors
of Resource Holdings Ltd.

We have audited the accompanying consolidated financial statements of Resource Holdings Ltd. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2013 and 2012 and the consolidated statements of comprehensive loss, changes in equity and cash flows for the year ended December 31, 2013 and for the period from August 20, 2012 (Date of Incorporation) to December 31, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Resource Holdings Ltd. as at December 31, 2013 and 2012, and its consolidated financial performance and its consolidated cash flows for the year ended December 31, 2013 and for the period from August 20, 2012 (Date of Incorporation) to December 31, 2012 in accordance with International Financial Reporting Standards.

/s/ KPMG Audit Limited

Chartered Accountants
Hamilton, Bermuda
February 20, 2014

RESOURCE HOLDINGS LTD.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2013 AND 2012
(Expressed in United States Dollars)

		December 31	December 31
		2013	2012
	Note	$	$
ASSETS:
Cash and cash equivalents	4,5	984,757	-
Note receivable - non-current asset	4,6,7	100,000	-
Prepaid expenses		3,938	-

Total assets		1,088,695	-

LIABILITIES:
Accounts payable and accrued expenses	7	70,564	-

Total liabilities		70,564	-

SHAREHOLDER’S EQUITY
Share capital	8	110	-
Additional paid-in capital	9	1,099,190	-
Retained loss		(81,169)	-

Total shareholder’s equity		1,018,131	-

Total liabilities and shareholder’s equity		1,088,695	-

The accompanying notes should be read in conjunction with these consolidated financial statements

SIGNED ON BEHALF OF THE BOARD OF DIRECTORS:

/s/ Michael Laskin
DIRECTOR

/s/ T.C. McMahon
DIRECTOR

RESOURCE HOLDINGS LTD.
CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
FOR THE YEAR ENDED DECEMBER 31, 2013 AND FOR THE PERIOD FROM AUGUST 20, 2012 (DATE OF
INCORPORATION) TO DECEMBER 31, 2013
(Expressed in United States Dollars)

		December 31	December 31
		2013	2012
	Note	$	$
Expenses
General and administrative expenses		(81,169)	-
Total expenses		(81,169)	-
Net loss from operations		(81,169)	-
Comprehensive loss		(81,169)	-

The accompanying notes should be read in conjunction with these consolidated financial statements

RESOURCE HOLDINGS LTD.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013 AND FOR THE PERIOD FROM AUGUST 20, 2012 (DATE OF
INCORPORATION) TO DECEMBER 31, 2013
(Expressed in United States Dollars)

Additional
	Share	Paid-in	Retained
	Capital	Capital	Earnings	Totals
	$	$	$	$
	(Note 8)	(Note 9)

Proceeds on share issue	-	-	-	-

Comprehensive income	-	-	-	-

Shareholder’s equity - December 31, 2012	-	-	-	-

Proceeds on share issuance	110	1,099,190	-	1,099,300

Comprehensive loss	-	-	(81,169)	(81,169)

Shareholder’s equity - December 31, 2013	110	1,099,190	(81,169)	1,018,131

The accompanying notes should be read in conjunction with these consolidated financial statements

RESOURCE HOLDINGS LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013 AND FOR THE PERIOD FROM AUGUST 20, 2012 (DATE OF
INCORPORATION) TO DECEMBER 31, 2013
(Expressed in United States Dollars)

	December 31	December 31
	2013	2012
	$	$
OPERATING ACTIVITIES:
Net loss from operations	(81,169)	-
Net changes in non-cash balances relating to operations:
Prepaid expenses	(3,938)	-
Accounts payable and accrued liabilities	70,564	-

Net cash used by operating activities	(14,543)	-

INVESTING ACTIVITIES:
Issuance of Note	(100,000)	-

Net cash used by investing activities	(100,000)	-

FINANCING ACTIVITIES:
Proceeds on issuance of shares	1,099,300	-
Net cash provided by financing activities	1,099,300	-

Increase in cash and cash equivalents for the period	984,757	-

Cash and cash equivalents, beginning of period	-	-
Cash and cash equivalents, end of period	984,757	-

The accompanying notes should be read in conjunction with these consolidated financial statements

RESOURCE HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

1.	The Company

Resource Holdings Ltd. (the “Company”), was incorporated under the laws of Bermuda on August 20, 2012 and through its wholly-owned Bermuda domiciled subsidiary, Resource Re Ltd., (the “Subsidiary”) carries on reinsurance business, assuming risks from a number of international insurance markets. The Subsidiary is licenced as a Class 3A reinsurer and at December 31, 2013, had not commenced writing reinsurance business.

The Company is managed and has its principal place of business in, the Continental Building, 25 Church Street, Hamilton Bermuda. The Company’s ultimate parent company is Multi Strat Holdings Ltd., a company incorporated in Bermuda.

2.	Statement of Compliance and Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued and interpretations adopted by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Board of Directors on February 20, 2014.

The consolidated financial statements are prepared in United States Dollars (USD), which is the Company’s functional currency.

The financial statements are prepared using historical cost basis.

The significant accounting policies stated in Note 3 below conform in all material respects with IFRS.

3.	Significant Accounting Policies

The significant accounting policies used in these consolidated financial statements are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and the Subsidiary. Where the company has control over an investee, it is classified as a subsidiary.

Cash and cash equivalents

Cash and cash equivalents comprise cash on deposit with banks.

Accounts payable and accrued expenses

Accounts payable and accrued expenses comprises non-trade payables and are stated at amortized cost.

RESOURCE HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

3.	Significant Accounting Policies (continued)

Use of estimates

To prepare the financial statements, the Company has to make estimates and assumptions that affect the book value of assets and liabilities, income and expenses, and data disclosed in the notes to the financial statements.

All estimates are subjective in nature and could materially influence the financial statements. Accordingly, management makes these estimates and assessments on an ongoing basis according to past experience and various factors that are deemed reasonable and which constitute the basis for these assessments. The amounts shown in the Company’s future financial statements are likely to differ from these estimates in accordance with changes in assumptions or different conditions.

Translation of foreign currencies

Foreign currency assets and liabilities considered monetary items are translated using exchange rates in effect at the date of the consolidated statement of financial position and are recognized in the consolidated statement of comprehensive loss. Foreign currency transactions are translated at exchange rates prevailing at the date of the transaction. Exchange gains and losses are included in the determination of net income. Share capital is translated at the exchange rate prevailing at the date of issue.

General administrative expenses

Interest income and general and administrative expenses are recognized on the accrual basis of accounting. Interest income is recognized net of withholding taxes.

Related party transactions

Related parties include the shareholder, directors and key management personnel, including close family members, who have the authority and responsibility for planning, directing and controlling the activities of the Company.

Taxation

Under current Bermuda Law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda that in the event of such taxes being imposed, the Company will be exempted from taxation until the year 2035. The Company is subject to withholding tax on investment income from foreign securities.

Implementation of new accounting standards and amendments to published accounting standards

The amendments to accounting standards within IFRS framework either did not have an impact on the Company’s consolidated financial statements or are not relevant to the Company’s operations.

All new interpretations to existing standards that are not yet effective are not expected to be relevant to the Company’s operation.

RESOURCE HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

4.	Financial Risk Management

Concentration of credit risk

Credit risk is the risk of financial loss to the Company if their counterparties fail to meet their contractual obligations. The Company’s credit risk arises from receivable balances due, as at December 31, 2013 the Company has one outstanding note receivable - refer to Note 6 for further details.

As of December 31, 2013, cash and cash equivalents are held with two reputable international financial institutions.

Legal/regulatory risk

Legal/regulatory risk is the risk that the legal or regulatory environment in which an insurer operates will change and create additional loss costs or expenses not anticipated by the insurer in pricing its products. That is, regulatory initiatives designed to reduce insurer profits or new legal theories may create costs for the insurer beyond those recorded in the consolidated financial statements. The Company mitigates this risk through its underwriting and loss adjusting practices which identify and minimize the adverse impact of this risk.

5.	Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair value of financial instruments:

Cash and cash equivalents: The carrying amounts reported in the statement of financial position for these instruments approximate their fair values.

Loans and receivables: The fair value of the note receivable and accounts payable and accrued expenses approximate their carrying value due to their relative short term nature.

The estimates of fair values of financial instruments are subjective in nature and are not necessarily indicative of the amounts that the Company would actually realize in a current market exchange. However, any differences would not be expected to be material.

6.	Note receivable

In November 2013, the Subsidiary advanced $100,000 to La Plata River Partners, LLC, a company organized in the state of Washington, U.S.A. The note is non-interest bearing, unsecured and repayable on or before October 31, 2018.

7.	Related Party Balances and Transactions

During 2013 the Company advanced a $100,000 to a company owned by a close family member of one of the directors of the Subsidiary. See Note 6 for details of the terms and amount of the note which is outstanding at December 31, 2013.

Included within accounts payable is an amount of $46,300 payable to a company owned by a close family member of one of the directors of the Subsidiary. The amount owed is non-interest bearing, unsecured and repayable on demand.

RESOURCE HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

8.	Share Capital

	2013	2012
	$	$
Authorised

11,500,000 common shares of par value of US$0.001 each	11,500	11,500
500,000 Class A Shares of par value US$0.001 each.	500	500
	12,000	12,000

Issued and fully paid
110,000 Class A shares of par value US$0.001 each	110	-

	110	-

9.	Additional paid-in capital

During the period ended December 31, 2013 amounts totaling $1,099,190 were provided to the Company by its shareholder as additional paid-in capital.

10.	Statutory Requirements

As a registered insurance company under the Bermuda ‘Insurance Act 1978 amendments thereto and related regulations’ (‘the Act’) the Subsidiary is required to prepare Statutory Financial Statements and to file a Statutory Financial Return annually (or as otherwise agreed, in certain circumstances). The Act also requires the Subsidiary to meet certain defined measures of solvency and liquidity. The statutory capital and surplus amounted to US$1,019,003 and US$Nil as of December 31, 2013 and 2012 respectively. The minimum statutory capital and surplus required by the Act for the Subsidiary’s current operations amounted to $1,000,000 and US$Nil at December 31, 2013 and 2012 respectively. (The principal difference between the Company’s statutory capital and surplus and shareholder’s equity as reported in conformity with generally accepted accounting principles relate to prepaid expenses and deferred acquisition costs).

11.	Subsequent Event

On January 31, 2014, the Company granted a warrant to Multi Strat Holdings Ltd., its ultimate parent, to purchase 5,500 of the Company’s common shares at a price per share equal to US$10.00, as adjusted from time to time pursuant to the terms of the share purchase warrant. The warrant expires on December 31, 2023.

SILVER PREDATOR CORP.

(An Exploration Stage Enterprise)

CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2014 AND MAY 31, 2013

Management’s Responsibility for Financial Reporting

The accompanying financial statements of Silver Predator Corp. (the “Company”) have been prepared by management in accordance with International Financial Reporting Standards and contain estimates based on management’s judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company’s independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada, and their report follows.

“Clifford Nelson”	“Anthony Jackson”

Clifford Nelson	Anthony Jackson
Chief Executive Officer	Chief Financial Officer

Vancouver, BC

September 2, 2014

Independent Auditor’s Report

To the Shareholders of Silver Predator Corp.

We have audited the accompanying consolidated financial statements of Silver Predator Corp. and its subsidiaries, which comprise the consolidated balance sheets as of May 31, 2014 and May 31, 2013, and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Silver Predator Corp. and its subsidiaries at May 31, 2014 and May 31, 2013, and the results of their operations and their cash flows for the years then ended in accordance with IFRS.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, British Columbia
November 17, 2014

Silver Predator Corp.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

	As at May 31,	As at May 31,
	2014	2013

ASSETS

Current
Cash and cash equivalents (Note 5)	$371,733	$512,976
Prepaid expenses and deposits	40,041	27,164
Receivables (Note 6)	10,905	18,687
Investments (Note 7)	170,000	195,000

	592,679	753,827

Derivative asset (Note 8)	624,486	-
Reclamation bonds (Note 9)	173,913	22,206
Property, plant, equipment (Note 10)	4,397,667	-
Mineral properties (Note 11)	6,785,429	14,762,333

	$12,574,174	$15,538,366

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities (Note 12)	$273,122	$55,801
Due to related parties (Note 15)	29,533	5,128

	302,655	60,929

Promissory note (Note 8)	4,153,113	-

Shareholders’ equity
Share capital (Note 13)	29,618,564	28,254,839
Reserves	2,644,349	2,438,812
Accumulated other comprehensive income	687,846	290,296
Deficit	(24,832,353)	(15,506,510)

	8,118,406	15,477,437

	$12,574,174	$15,538,366

Approved on behalf of the Board of Directors:

"William B. Harris"	"Nathan A. Tewalt"

The accompanying notes are an integral part of these consolidated financial statements.

Silver Predator Corp.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

	Year ended	Year ended
	May 31,	May 31,
	2014	2013

EXPENSES
Consulting and management fees	$123,177	$203,589
General and administrative	41,453	93,212
Filing	84,322	21,827
Insurance	30,732	22,925
Professional fees	104,205	192,904
Salaries and wages	9,927	91,884
Stock-based compensation (Note 13)	179,602	227,003
Travel and promotion	6,118	61,480
Write-off of resource properties (Note 11)	9,191,170	4,998,270

	(9,770,706)	(5,913,094)

OTHER ITEMS
Revaluation of derivative asset (Note 8)	488,490	-
Write-off of investments	(25,000)	(509,988)
Foreign exchange gain (loss)	46,887	(6,025)
Interest income (expense)	(65,514)	5,479

	444,863	(510,534)

Loss before taxes	(9,325,843)	(6,423,628)

Deferred income tax recovery	-	622,996

Loss for the year	(9,325,843)	(5,800,632)

Loss for the year	$(9,325,843)	$(5,800,632)

Items that may be reclassified to profit and loss
Change in cumulative translation adjustment	397,550	15,697
Unrealized losses on available-for-sale investments (Note 7)	(25,000)	575,000
Reclassification of write-off of investments to profit and loss (Note 7)	25,000	(509,988)

Total comprehensive loss for the year	$(8,928,293)	$(5,849,947)

Basic and diluted loss per common share	$(0.15)	$(0.12)

Weighted average number of common shares outstanding	62,226,612	47,252,147

The accompanying notes are an integral part of these consolidated financial statements.

Silver Predator Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Year ended	Year ended
	May 31, 2014	May 31, 2013

OPERATING ACTIVITIES
Loss for the year	$(9,325,843)	$(5,800,632)

Items not affecting cash:
Unrealized foreign exchange gain?	(64,470)	-
Deferred income tax (recovery) expense	-	(622,996)
Interest expense	65,514	-
Write-off of resource properties	9,191,170	4,998,270
Write-off of investments	25,000	509,988
Stock-based compensation	179,602	227,003
Revaluation of derivative asset	(488,490)	-

	(417,517)	(688,367)

Changes in non-cash working capital items:
Decrease (increase) in receivables	7,782	533,623
Decrease (increase) in prepaid expenses and deposits	(12,877)	12,865
(Decrease) increase in due to related parties	24,405	(137,402)
(Decrease) increase in accounts payable and accrued liabilities	149,348	(151,519)

	(248,859)	(430,800)

INVESTING ACTIVITIES
Property, plant, equipment	(68,635)	-
Collection of promissory note	-	100,000
Mineral properties	(482,036)	(991,560)

	(550,671)	(891,560)

FINANCING ACTIVITIES
Private placements	660,801	1,054,600
Share issuance costs	(2,514)	(9,925)

	658,287	1,044,675

Change in cash and cash equivalents during the year	(141,243)	(277,685)

Cash and cash equivalents, beginning of year	512,976	790,661

Cash and cash equivalents, end of year	$371,733	$512,976

Supplemental disclosures with respect to cash flows (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

Silver Predator Corp.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)

	Share capital
				Accumulated
				other
				comprehensive
	Number	Amount	Reserves	income (loss)	Deficit	Total

Balance, May 31, 2012	41,791,468	26,518,193	1,954,638	339,611	(9,705,878)	19,106,564

Share issuance costs - cash	-	(9,925)	-	-	-	(9,925)
Issuance of shares - properties	6,265,000	867,390	-	-	-	867,390
Issuance of warrants - properties	-	-	43,925	-	-	43,925
Issuance of shares - cash	5,858,891	879,181	175,419	-	-	1,054,600
Stock-based compensation	-	-	264,830	-	-	264,830
Other comprehensive income	-	-	-	(49,315)	-	(49,315)
Net loss for the year	-	-	-	-	(5,800,632)	(5,800,632)

Balance, May 31, 2013	53,915,359	28,254,839	2,438,812	290,296	(15,506,510)	15,477,437

Share issuance costs - cash	-	(2,514)	-	-	-	(2,514)
Issuance of shares - properties	13,175,833	705,438	-	-	-	705,438
Issuance of shares - cash	12,300,000	660,801	-	-	-	660,801
Stock-based compensation	-	-	205,537	-	-	205,537
Other comprehensive income	-	-	-	397,550	-	397,550
Net loss for the year	-	-	-	-	(9,325,843)	(9,325,843)

Balance, May 31, 2014	79,391,192	29,618,564	2,644,349	687,846	(24,832,353)	8,118,406

The accompanying notes are an integral part of these consolidated financial statements.

Silver Predator Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2014
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

Silver Predator Corp. (the “Company”) was incorporated under the laws of the Province of British Columbia on May 16, 2006. The Company is in the business of exploring for and developing economically viable mineral resource deposits in the United States. The Company’s current focus is to advance the exploration of its silver and tungsten properties.

The Company’s head office, principal address and registered and records office are located at Suite 800, 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5.

The Company is 63% owned by Till Capital Ltd. (“Till Capital”). Till Capital was formed by a reverse takeover of Americas Bullion Royalty Corp (“AMB”), which occurred in April 2014. All references to AMB in these notes to the financial statements thus also refer to Till Capital Ltd.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration and development programs will result in profitable mining operations. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, receipt of necessary permits and regulatory approvals, and the ability of the Company to obtain financing to complete project development and future profitable operations or sale of the properties.

2.	BASIS OF PRESENTATION

Basis of presentation and measurement

The Company prepares its consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

The consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments and stock based awards which have been measured at fair value.

The Company’s presentation currency is Canadian dollars. Reference herein to $ is to Canadian dollars. Reference herein to US$ is to United States dollars.

These consolidated financial statements were approved by the board of directors for issue on September 2, 2014.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in these consolidated financial statements are as follows:

a.	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries.

All subsidiaries are entities that we control, either directly or indirectly. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when we have existing rights that give us the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. All of our intra-group balances and transactions, including unrealized profits and losses arising from intra-group transactions, have been eliminated in full.

Silver Predator Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2014
(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d…)

Where necessary, adjustments are made to the results of the subsidiaries and entities to bring their accounting policies in line with those used by the Company. Intragroup transactions, balances, income and expenses are eliminated on consolidation.

The Company’s subsidiaries are as follows:

		Proportion of
Name of Subsidiary	Place of Incorporation	Ownership Interest	Principal Activity
Silver Predator US Holding Corp.	Nevada, USA	100%	Holding Company
Silver Predator Alaska Corp.	Alaska, USA	100%	Mineral exploration
PWH Nevada Inc.	Nevada, USA	100%	Mineral exploration
Silver Predator Canada Corp.	Yukon, Canada	100%	Mineral exploration
Nevada Royalty Corp.	Nevada, USA	100%	Mineral exploration
Springer Mining Company	Nevada, USA	100%	Mineral exploration
Nevgold Resource Corp.	Canada	100%	Mineral exploration
Nevgold USA Inc.	Nevada, USA	100%	Mineral exploration
Anglo Nevada Metals Corp,	Nevada, USA	100%	Mineral exploration
Fury Exploration Ltd.	British Columbia, Canada	100%	Mineral exploration
Fury Explorations (Mexico) S. de R.L. de. C.V.	Mexico	100%	Mineral exploration

b.	Translation of foreign currencies

The functional currency of the parent and its Canadian subsidiaries is the Canadian dollar. The functional currency of the Company’s United States and Mexican subsidiaries is the United States dollar. The Company’s presentation currency is Canadian dollars.

Transactions denominated in currencies other than the functional currency are recorded using the exchange rates prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are translated at the rates prevailing on the balance sheet date. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit and loss in the period in which they arise.

For the purpose of presenting the consolidated financial statements, the assets and liabilities of the Company’s foreign operations are translated into Canadian dollars at the rate of exchange prevailing at the end of the reporting period. Income and expenses are translated at the average exchange rates for the period where these approximate the rates on the dates of transactions, and where exchange differences arise, they are recognized as a separate component of equity.

c.	Cash and cash equivalents

Cash and cash equivalents comprise cash on deposit with banks, and highly liquid short-term interest- bearing investments with a term to maturity at the date of purchase of 90 days or less which are subject to an insignificant risk of change in value.

d.	Reclamation bonds

Reclamation bonds include bonds that have been pledged for reclamation and closure activities that are not available for immediate disbursement.

e.	Property, plant and equipment

Plant and equipment are carried at cost less accumulated depreciation and any accumulated impairment charges. Depreciation of assets not used for production is recorded on a straight-line basis over the estimated useful life of the asset. Depreciation of assets used for production is recorded on a units-of-production basis. Residual values and useful lives are reviewed annually. Impairment losses and gains and losses on disposals of property, plant and equipment are included in the statement of loss.

f.	Mineral properties

Costs directly related to the exploration and evaluation of mineral properties are capitalized once the legal rights to explore the mineral properties are acquired or obtained. When the technical and commercial viability of a mineral resource have been demonstrated and a development decision has been made, the capitalized costs of the related property are transferred to mining assets and depreciated using the units of production method on commencement of production.

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined that there is an impairment in value, the property is written down to its recoverable amount. Mineral properties are reviewed for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

Silver Predator Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2014
(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d…)

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After all costs relating to a property have been recovered, further payments received are recorded as a gain on option or disposition of mineral property.

g.	Provision for environmental rehabilitation

The Company recognizes liabilities for legal or constructive obligations associated with the retirement of mineral properties and equipment. The net present value of future rehabilitation costs is capitalized to the related asset along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the rehabilitation provision. The increase in the provision due to the passage of time is recognized as interest expense. The Company has determined that it has no restoration provision obligations at May 31, 2014.

h.	Impairment of tangible and intangible assets

The Company assesses at each reporting period whether there is an indication that an asset or group of assets may be impaired. When impairment indicators exist, the Company estimates the recoverable amount of the asset and compares it to the asset’s carrying amount. The recoverable amount is the higher of the fair value less cost to sell and the asset’s value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). If the carrying value exceeds the recoverable amount, an impairment loss is recorded in the statement of loss during the period.

Reversals of impairment arise from subsequent reviews of the impaired assets where the conditions which gave rise to the original impairments are deemed no longer to apply. The carrying value of the asset is increased to the revised estimate of its recoverable amount. The increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as a gain in the statement of loss in the period it is determined.

i.	Financial Instruments

Recognition

Financial instruments are recognized on the consolidated balance sheet on the settlement date, the date on which the Company becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires.

All financial instruments are required to be classified and measured at fair value on initial recognition. Measurement in subsequent periods is dependent upon the classification of the financial instrument.

At initial recognition, the Company classifies its financial instruments in the following categories:

Loans and receivables

Loans and receivables include cash and cash equivalents, reclamation bonds, and other current receivables and loans that have fixed or determinable payments that are not quoted in an active market. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate.

Financial liabilities at amortized cost

Financial liabilities at amortized cost include trade payables, and the promissory note payable. Trade payables are initially recognized at the amount required to be paid, subsequently are measured at amortized cost using the effective interest method.

Silver Predator Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2014
(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d…)

Available for sale investments

Available-for-sale investments are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Gains or losses arising from re-measurement are recognized in other comprehensive loss. When an available-for-sale investment is sold or impaired, the accumulated gains or losses are moved from accumulated other comprehensive loss to the statement of loss.

The Company assesses at the end of each reporting period whether there is objective evidence that an available-for-sale investment is impaired. If an impairment of an available-for-sale investment has been recorded in profit, it is not reversed in future periods.

Financial assets at fair value through profit or loss

Derivative instruments, including embedded derivatives, are recorded at fair value through profit or loss and, accordingly, are recorded on the balance sheet at fair value. Unrealized gains and losses on derivatives are recorded in profit in the period in which they arise. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the balance sheet date or settlement date of the derivative.

j.	Flow-through shares

Under the Canadian Income Tax Act, an enterprise may issue securities referred to as flow-through shares. These instruments permit the Company to renounce (i.e. transfer) the tax deductions associated with an equal value of qualifying resource expenditures to the investor. The proceeds from the issuance of flow-through shares are allocated between the offering of the flow-through shares and the premium paid for the implied tax benefit received by the investors as a result of acquiring the flow- through shares. The calculated tax benefit is recognized as a liability until the Company incurs the expenditures, at which point the liability is reversed and recorded as a tax recovery on the statement of loss. The Company records a deferred tax liability on the date that the expenditures are incurred. At the time of recognition of the deferred tax liability, an offsetting entry is made to deferred tax expense.

k.	Share-based compensation

The Company grants share-based awards in the form of share options in exchange for the provision of services from certain employees, officers, and directors. The share options are equity-settled awards. The Company determines the fair value of the awards on the date of grant. This fair value is charged to loss using a graded vesting attribution method over the vesting period of the options, with a corresponding credit to contributed surplus. When the share options are exercised, the applicable amounts of contributed surplus are transferred to share capital. At the end of the reporting period, the Company updates its estimate of the number of awards that are expected to vest and adjust the total expense to be recognized over the vesting period.

The Company accounts for share purchase warrants using the fair value method. Under this method, the fair value of share purchase warrants is determined using the Black-Scholes valuation model. Upon exercise of a share purchase warrant, consideration paid together with the amount previously recognized in reserves is recorded as an increase to share capital.

l.	Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. Current tax payable, if any, is based on taxable earnings for the year.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable earnings. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable earnings will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable earnings nor the accounting earnings. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and investments, and interests in joint ventures, except where the Company is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited to earnings, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Income tax assets and liabilities are offset when there is a legally enforceable right to offset the assets and liabilities and when they relate to income taxes levied by the same tax authority on either the same taxable entity or different taxable entities where there is an intention to settle the balance on a net basis.

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Silver Predator Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2014
(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d…)

	m.	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods. In periods of loss basic and diluted earnings per share are the same as the effect of issuance of additional shares is anti-dilutive.

Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments. It also requires management to exercise judgment in applying the Company’s accounting policies. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience, but actual results may differ from the amounts included in the financial statements.

Areas of estimation and judgment that have the most significant effect on the amounts recognized in the financial statements are:

Valuation of mineral properties - The Company follows the guidance of IFRS 6 to determine when a mineral property asset is impaired. This determination requires significant judgement. In making this judgement, the Company evaluates, among other factors, the results of exploration and evaluation activities to date and the company’s future plans to explore and evaluate a mineral property.

Valuation of promissory note - The fair value upon recognition of the Company’s promissory note, which is not traded in an active market, was calculated using the effective interest rate method (note 8). Determination of the effective interest rate used at the date of recognition to discount the future cash flows of the promissory note requires significant judgment.

New and amended standards adopted by the Company

The following standards have been adopted by the group for the first time for the financial year beginning June 1, 2013:

Amendment to IAS 1, ‘Financial statement presentation’ regarding other comprehensive income. The main change resulting from these amendments is a requirement for entities to group items presented in ‘other comprehensive income’ (OCI) on the basis of whether they are potentially re-classifiable to profit or loss subsequently (reclassification adjustments). This requirement is reflected in the Company’s statement of comprehensive loss.

IFRS 10, ‘Consolidated financial statements’ builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. Adoption of IFRS 10 did not result in any change to the Company’s financial statements.

IFRS 11, ‘Joint arrangements’ focuses on the rights and obligations of the parties to the arrangement rather than its legal form. There are two types of joint arrangements: joint operations and joint ventures. Joint operations arise where the investors have rights to the assets and obligations for the liabilities of an arrangement. A joint operator accounts for its share of the assets, liabilities, revenue and expenses. Joint ventures arise where the investors have rights to the net assets of the arrangement; joint ventures are accounted for under the equity method. Proportional consolidation of joint arrangements is no longer permitted. The Company is not a party to any joint arrangements and as such was not impacted by IFRS 11.

IFRS 12, ‘Disclosures of interests in other entities’ includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structured entities and other off balance sheet vehicles. Adoption of IFRS 12 did not result in any change to the Company’s financial statements.

IFRS 13, ‘Fair value measurement’, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. Fair value determinations made during the year were performed in accordance with IFRS 13.

Silver Predator Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2014
(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d…)

New standards not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after June 1, 2013, and have not been applied in preparing these consolidated financial statements. The Company is currently assessing the impact of these standards and amendments on its consolidated financial statements.

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and amended in October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

In November 2013, the IASB issued the hedge accounting section of IFRS 9, as well as two amendments to the previously issued IFRS 9. The new hedge accounting model will align hedge accounting with risk management activities undertaken by an entity. Components of both financial and non-financial items will now be eligible for hedge accounting as long as the risk component can be identified and measured. The new hedge accounting model includes eligibility criteria that must be met but these criteria are based on an economic assessment of the strength of the hedging relationship, which can be determined using internal risk management data. New disclosure requirements relating to hedge accounting will be required and are meant to simplify existing disclosures. The IASB currently has a separate project on macro hedging activities and until that project is completed, entities are permitted to continue to apply IAS 39 for all of their hedge accounting.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the effect of IFRS 9 and related amendments on our financial statements.

IFRIC 21, ‘Levies’, sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to pay a levy and when should a liability be recognized.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

4.	ACQUISITION OF SPRINGER MINING COMPANY AND OTHER ASSETS

On April 17, 2014 the Company completed the acquisition of Springer Mining Company (“SMC”) and Nevada Royalty Corporation (“NRC”) from AMB (the “Acquisition”). The assets of SMC and NRC include the Springer Mine and Springer Mill, the Taylor Mill, and other mineral properties. The Acquisition has been accounted for as an asset purchase.

In consideration for the acquired assets, the Company:

•	issued AMB 6,892,500 common shares of the Company on closing (note 13);
•	issued AMB a promissory note with a face value of US$ 4,500,000, stated interest of 4.00% per annum, payable over three years (note 8);
•	granted AMB royalty interests in the mineral properties owned by the Company prior to the Acquisition; and
•	granted AMB royalty interests in the mineral properties acquired by the Company in the Acquisition.

The fair value of the consideration paid was calculated as follows, expressed in Canadian dollars:

Common Shares issued on closing	$516,938
Promissory Note	4,152,069
Derivative asset	(135,997)
$4,533,010

The following table sets forth the allocation of the fair value of the consideration to the assets acquired and liabilities assumed:

Purchase price allocation
Property, plant and equipment	4,397,310
Reclamation bonds	56,830
Mineral interests	147,915
Accounts payable and accrued liabilities	(69,045)
$4,533,010

In addition to the consideration paid, the Company incurred $68,635 in acquisition-related costs which were capitalized to property, plant and equipment, resulting in total PP&E additions at April 17, 2014 of $4,465,945.

Silver Predator Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2014
(Expressed in Canadian Dollars)

5.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise the following:

	May 31,	May 31,
	2014	2013

Cash	$248,733	$389,976
Short term investments	123,000	123,000

	$371,733	$512,976

6.	RECEIVABLES

Receivables comprise the following:

	May 31,	May 31,
	2014	2013

Goods and Service Tax recoverable	$9,503	$2,451
Other receivables	1,402	16,236

	$10,905	$18,687

7.	INVESTMENTS

The Company holds securities in other companies as follows:

	May 31,	May 31,
	2014	2013

Common shares in public companies - fair value	$150,000	$175,000
Common shares in private companies - fair value	20,000	20,000

	$170,000	$195,000

	May 31,	May 31,
	2014	2013

Common shares in public companies - cost	$684,988	$684,988
Common shares in private companies - cost	20,000	20,000

	$704,988	$704,988

During the year ended May 31, 2014, the Company recorded an impairment charge of $25,000 (2013 - $509,988) due to significant declines in the value of the Company’s public company investments below cost.

Silver Predator Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2014
(Expressed in Canadian Dollars)

8.	PROMISSORY NOTE AND EMBEDDED DERIVATIVE ASSET

In conjunction with the Acquisition of SMC and NRC (note 4) the Company issued a US$4,500,000 promissory note (the “Promissory Note”). The Promissory Note bears interest at 4.00% per annum payable in tranches of US$ 1,000,000, US$ 1,500,000, and US$ 2,000,000, plus accrued interest, on the first, second, and third anniversaries of the Acquisition respectively. At the Company’s option, the principal and interest payments may be made in cash or common shares, where the number of shares is determined by reference to the Company’s share price immediately prior to the respective payment date. If the prevailing share price of the Company is below $0.05 at the time of a payment which is to be settled in common shares of the Company, the Company will satisfy the payment based on a share price of $0.05. The Company may prepay the note at any time though payment of the then outstanding principal and accrued interest.

The promissory note is secured by the shares of SMC and NRC. In the event of non-payment by the Company, AMB would receive the SMC and NRC shares and retain any cash or common share payments to date.

The promissory note was recognized initially at fair value, and is subsequently carried at amortized cost using the effective interest rate method. The fair value of the promissory note was estimated using a discounted cash flow calculation, at a discount rate of 13.00% which is management’s best estimate of the Company’s cost of borrowing at the time of the Acquisition.

Promissory Note

Face value US$	US$ 4,500,000
Initial issue discount	(729,847)
Accreted interest in the period	60,425
Carrying value - May 31, 2014	US$ 3,830,578

Carrying value - May 31, 2014	$4,153,113

The option to settle payments in common shares at $0.05 when the prevailing share price of the Company is below $0.05, represents an embedded derivative in the form of a put option to the Company. This derivative asset is initially recognized at fair value on the date of the Acquisition and is subsequently re-measured at fair value at each reporting date, with changes in fair value recorded in profit or loss. The fair value of the derivative asset is estimated using the Black-Scholes model, with the following assumptions as at the date of the Acquisition and as at May 31, 2014:

	April 17, 2014	May 31, 2014

Share price at valuation date	$0.075	$0.050
Risk-free interest rate	1.06% to 1.21%	1.03% to 1.13%
Expected life	1.00 to 3.00 years	0.88 to 2.88 years
Volatility	25%	25%
Dividend rate	-	-

Volatility is estimated based on movements in the Company’s historical share price, adjusted to reflect that the put option derives its value from the possibility of the share price being below $0.05 during the option's life.

9.	RECLAMATION BONDS

The Company has posted non-interest bearing bonds totaling $173,913 with the Bureau of Land Management (“BLM”) in the State of Nevada and with the United States Forest Service (Nevada) as security for reclamation requirements.

Silver Predator Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2014
(Expressed in Canadian Dollars)

10.	PROPERTY, PLANT AND EQUIPMENT

Structures and
Equipment
Cost:

Balance May 31, 2012 and 2013	$-
Additions	4,465,945
Foreign exchange	(68,278)
Impairment	-
Balance May 31, 2014	$4,397,667
Accumulated depreciation:
Balance May 31, 2012 and 2013	$-
Depreciation	-
Dispositions	-
Balance, May 31, 2014	$-
Net carrying amounts:
As at May 31, 2012 and 2013	$-
As at May 31, 2014	$4,397,667

During the year-ended May 31, 2014, the Company acquired the Springer Mill assets (Note 4). The mill is currently not operational.

11.	MINERAL PROPERTIES

	Balance	Acquisition	Exploration	*Dispositions	Balance
2014	May 31,	costs incurred in	costs incurred in	and other	May 31,
	2013	year	year	adjustments	2014
Canada
Groundhog, Cyr,
Grayling, Zap	$1,987,390	$-	$-	$(1,987,390)	$-
Touchdown, Pigskin,
Shar	1,836,609	-	-	(1,836,609)	-
McBride	453,591	-	-	(453,591)	-
Total Canada Properties	4,277,590	-	-	(4,277,590)	-
USA
Treasure Hill	$1,649,133	26,456	1,687	(1,521,562)	$155,714
Taylor	4,356,984	122,525	510,016	209,869	5,199,394
Illinois Creek	376,787	-	1,430	(63,878)	314,339
Pinchot	20,138	-	-	(20,138)	-
Cordero	2,252,994	28,417	5,721	(2,257,132)	30,000
Copper King	773,732	12,631	21,955	35,957	844,275
Cornucopia	202,014	22,237	5,906	(200,157)	30,000
Springer Tungsten	-	147,915	63,598	-	211,513
Lewiston	-	-	194	-	194
Total USA Properties	9,631,782	360,181	610,507	(3,817,041)	6,785,429

Mexico
Magistral	852,961	-	-	(852,961)	-

Total Mexico Property	852,961	-	-	(852,961)	-
Total Property Costs	$14,762,333	$360,181	$610,507	$(8,947,592)	$6,785,429

Silver Predator Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2014
(Expressed in Canadian Dollars)

11.	MINERAL PROPERTIES (Cont’d…)

	Balance	Acquisition	Exploration	*Dispositions	Balance
2013	May 31,	costs incurred in	costs incurred in	and other	May 31,
	2012	year	year	adjustments	2013
Canada
Plata	$2,384,907	$-	$45,629	$(2,430,536)	$-
Groundhog, Cyr, Grayling,
Zap	1,954,121	-	33,269	-	1,987,390
Touchdown, Pigskin, Shar	1,834,355	-	2,254	-	1,836,609
Rusty, Hy, and Flip	1,876,515	250	114,853	(1,991,618)	-
McBride	453,591	-	-	-	453,591
Staking and other	759,013	-	3,417	(762,430)	-
Total Canada Properties	9,262,502	250	199,422	(5,184,584)	4,277,590
USA
Treasure Hill, Silver Bow	$1,583,014	3,309	39,176	23,634	$1,649,133
Taylor	2,771,834	901,060	770,823	(86,733)	4,356,984
Illinois Creek	194,132	5,250	190,041	(12,636)	376,787
Pinchot	15,908	-	8,858	(4,628)	20,138
Cordero	2,224,161	9,002	10,326	9,505	2,252,994
Copper King	760,115	-	8,960	4,657	773,732
Cornucopia	159,577	22,398	13,436	6,603	202,014
Total USA Properties	7,708,741	941,019	1,041,620	(59,598)	9,631,782

Mexico
Magistral	852,961	-	-	-	852,961

Total Mexico Property	852,961	-	-	-	852,961
Total Property Costs	17,824,204	$941,269	$1,241,042	$(5,244,182)	14,762,333

*Includes the effect of foreign exchange differences

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral property interests. The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, title to all of its properties are in good standing.

Taylor Property

AMB granted the Company an option to acquire a 100% interest in the Taylor Property. The option was structured as a purchase of the shares of Fury Explorations Ltd. which in turn owns all of the shares of Anglo Nevada Metals Corporation (“Anglo Nevada”). Anglo Nevada owns the Taylor Property. To exercise this option, the Company issued 1,000,000 shares on closing of the agreement with a fair value of $900,000, 2,533,333 shares in February 2012 with a fair value of $988,000, 240,000 shares in March 2013 with a fair value of $862,140 and 6,283,333 shares on December 11, 2013 with a fair value of $188,501.

AMB retained a 2% NSR on all precious metals and 1% NSR on all other metals, except for metals extracted from claims subject to pre-existing royalties on which AMB will receive a 1% NSR on precious metals and 0.5% NSR on all other metals. The Company accounted for the fair value of the shares issued as acquisition costs of the Taylor Property.

During the year ended March 31, 2014, the Company acquired a 100% interest in the Taylor mill as part of the Acquisition (Note 4).

As part of the Acquisition (Note 4), the Company granted an additional 1% net profits royalty on the property to AMB.

Treasure Hill, Silver Bow, and Magistral Properties

The Company acquired, through its wholly-owned subsidiary Silver Predator US Holding Corp. (“SPUS”), the Treasure Hill and Silver Bow Properties located in White Pine & Nye Counties, Nevada from Americas Bullion US Mines Inc. (a wholly-owned subsidiary of AMB) (“GPUS”) and, through the acquisition of Fury Exploration (Mexico) S. de R.L. de C.V. (“Fury Mexico”), the Magistral property located in Jalisco State, Mexico, for an aggregate of 4,000,000 Common Shares with a fair value of $3,600,000.

The Treasure Hill Property consists of certain patented and unpatented mining claims which are subject to existing NSR royalties of between 2% and 3%. GPUS retained a 1% net profits interest (“NPI”) in the Treasure Hill Property. As part of the Acquisition (Note 4), the Company granted an additional 0.5% net profits royalty on the property to AMB.

Silver Predator Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2014
(Expressed in Canadian Dollars)

11.	MINERAL PROPERTIES (Cont’d…)

Due to poor exploration results on the Treasure Hill property during the year the Company recorded a write-down of $1,597,643.

The Company relinquished the Silver Bow property in 2012 due to poor exploration results.

During the year the Company relinquished the Magistral property due to poor exploration results and recorded a write-down of $852,961.

Plata Property

Rockhaven granted the Company’s wholly-owned subsidiary Silver Predator Canada Corp. (“SPCC”) an option to acquire a 100% interest in certain quartz mining claims located in the Mayo Mining District, Yukon and known as the Plata Property.

The Company relinquished the Plata property in the year ended May 31, 2013 due to poor exploration results and recorded a write- down of $2,430,536.

Groundhog, Cyr, Grayling, and Zap Properties

The Company acquired, through SPCC, a 100% interest in four separate prospective mineral properties represented by certain quartz mining claims located in the Watson Lake and Mayo Mining Districts, Yukon, including the Groundhog, Cyr and Grayling carbonate replacement deposit targets and the Zap Project. On March 31, 2014, the Company sold its 100% interest in the properties for $64,330. The difference of $1,923,060 between the consideration received for the interests and their carrying value of $1,987,390 has been recorded in write-off of mineral properties in profit and loss.

Touchdown, Pigskin, and Shar Properties

The Company acquired, through SPCC, a 100% interest in eight separate prospective mineral properties represented by certain quartz mining claims located in the Watson Lake and Mayo Mining Districts, Yukon and the Liard Mining Division, British Columbia, including the Touchdown, Pigskin, and Shar Properties. On March 31, 2014, the Company sold its 100% interest in the properties for $64,330. The difference of $1,772,279 between the consideration received for the interests and their carrying value of $1,836,609 has been recorded in write-off of mineral properties in profit and loss.

Hy, Flip, and Rusty Properties

The Company acquired, through SPCC, an option to acquire a 100% interest in the Hy, Flip and Rusty Silver Properties.

The Company terminated the option in 2013 due to poor exploration results and recorded a write down of $1,805,955.

Claim Staking

As a result of the termination of some of the Yukon properties during 2013, the Company recorded a write down of $762,430.

Illinois Creek Property

In June 2011, the Company entered into an option agreement to acquire a 100% interest in certain State of Alaska mining claims known as the Illinois Creek property. As consideration for the option, the Company paid US$25,000 and issued 25,000 common shares. To exercise the option, the Company is required to, in stages, pay an additional US$750,000 (paid $50,000) and issue 375,000 common shares (issued 25,000), and incur exploration expenditures of US$3,400,000 by December 13, 2015.

The property is subject to a 2% NSR on precious metals and a 1% NSR on base metals. 1% of the 2% NSR may be purchased by the Company for US$3,000,000.

In August 2012 the option agreement was amended by the Company issuing 25,000 shares on or before December 31, 2012 (issued), making the cash payment of $50,000 due December 31, 2012 a firm commitment, and extending the timelines for incurring the required exploration expenditures of US$3,400,000 by one year, to December 13, 2016.

On March 6, 2013 the Company entered into an option assignment agreement to Plan B Minerals Corp. whereby Plan B Minerals Corp. can earn a 100% interest in the option that the Company currently holds. This agreement was executed on May 5, 2013. During the year the Company received a cash payment of US$71,500 as part of the Option Agreement.

Silver Predator Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2014
(Expressed in Canadian Dollars)

11.	MINERAL PROPERTIES (Cont’d…)

Cordero Project, Nevada

The Company acquired the Cordero Project in January 2008. As part of the agreement, the Company assumed two leases. The first lease is on a single patented claim which may be maintained by payment of annual minimum advance royalty payments of US$5,000 on or before November 30 each year through 2026. In addition, a 1.5% NSR is payable on all minerals produced on these lands.

The second lease may be maintained by payment of an annual minimum advance royalty payment of US$4,000 through 2016, for which the Company is expected to contribute 50% or US$2,000. In addition, a 1% NSR is payable on all minerals produced on the leased lands. The Company has $22,206 (April 30, 2011 - $13,954) on deposit with the Nevada Division of Minerals Bond Pool as a reclamation bond for this property. As part of the Acquisition (Note 4), the Company granted an additional 1% net profits royalty on the property to AMB.

While the Company plans to retain its interest in the Cordero Project, no exploration work is planned in the foreseeable future. Accordingly, the Company recorded a write-down of $2,360,710 during the year.

Cornucopia Property, Nevada

In August 2007, the Company entered into a ten year lease to engage in pre-development exploration and drilling on seven lode mining claims, located in Elko County, Nevada. Production of minerals from this property is subject to a 4% NSR. The Company must complete 2,000 feet of exploration drilling prior to December 31, 2015. To extend the lease beyond 10 years, the Company must be mining, developing or processing materials from the property or must have completed 5,000 feet of exploration drilling or must have performed reclamation and closure activities on the property prior to the ten year anniversary of the signing date. In order to maintain the lease on Cornucopia, the Company must pay US$20,000 on or before August 3, each year from 2012 to 2017.

While the Company plans to retain its interest in the Cornucopia Property, no exploration work is planned in the foreseeable future. Accordingly, the Company recorded a write-down of $209,868 during the year.

Springer Project, Nevada

In April 2014, the Company acquired all of the outstanding shares of each of SMC and NRC (Note 4). The assets of SMC include the Springer underground mine and mill complex, including substantially all permits required for mining operations, and the Copper King Tungsten Property, all of which are located in Pershing County, Nevada.

McBride Property, Manitoba

The Company holds a 100% interest in the McBride Property, consisting of four mineral claims. In September 2011 the Company entered into an option agreement with Sypher Resources Limited (“Sypher”), whereby Sypher may earn a 100% interest in the project by issuing 500,000 common shares with a deemed value of at least $500,000 on or before May 30, 2014 and completing an aggregate $600,000 work commitment within a 4 year period. As Sypher did not plan further exploration of the property, the Company wrote off the carrying amount of $453,591. Subsequent to the year end, the option agreement with Syphers was terminated.

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities comprise the following:

	May 31,	May 31,
	2014	2013

Trade payables	$238,122	$23,301
Accruals	35,000	32,500

	$273,122	$55,801

Silver Predator Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2014
(Expressed in Canadian Dollars)

13.	SHARE CAPITAL AND RESERVES

	a)	Authorized share capital

Unlimited number of common shares without par value.

On December 11, 2013 the Company issued 6,283,333 common shares with a fair value of $188,500 pursuant to a property option agreement. Upon issuance of these shares, the Company acquired a 100% interest in the Taylor Project.

On December 12, 2013 the Company closed a non-brokered private placement of 12,300,000 common shares at a price of $0.05 per Share. On closing of the first tranche, 7,719,869 shares were issued for gross proceeds of $385,994. Till Capital, a company related by its shareholding in Silver Predator Corp., purchased 5,419,869 Shares.

On March 17, 2014, the Company amended the terms of the second tranche of the private placement. The second tranche of 4,580,131 shares were issued to AMB at $0.06 per share for gross proceeds of $274,807.

On April 17, 2014 the Company issued 6,892,500 in conjunction with the Acquisition (note 4). The shares were recorded at fair value of $516,938 based on the prevailing share price of the Company of $0.075.

	b)	Stock options and warrants

The Company has a Stock Option Plan to provide an incentive to its directors, officers, employees and consultants. The maximum number of shares issuable under the Stock Option Plan may not exceed 15% of the shares outstanding and the maximum number of options granted to insiders of the Company may not exceed 10% of the shares outstanding. The exercise period of the options may not exceed five years from the date of grant. Vesting and the exercise price is as determined by the Company’s Board of Directors and the exercise price cannot be less than the market price of the Company’s shares on the date of grant.

Stock options and share purchase warrant transactions are summarized as follows:

	Warrants		Stock Options
		Weighted average		Weighted average
	Number	exercise price	Number	exercise price

Outstanding, May 31, 2012	652,500	0.77	2,648,875	0.87

Issued / Granted	3,454,445	0.26	2,345,000	0.18
Expired	(652,500)	0.77	(365,625)	0.86

Outstanding, May 31, 2013	3,454,445	0.26	4,628,250	0.52
Issued / Granted	-	-	2,415,000	0.08
Expired	(2,954,445)	0.28	(1,162,500)	0.81

Outstanding, May 31, 2014	500,000	0.14	5,880,750	0.25

Exercisable	500,000	0.14	2,940,750	0.45

Silver Predator Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2014
(Expressed in Canadian Dollars)

13.	SHARE CAPITAL AND RESERVES (Cont’d…)

As May 31, 2014, incentive stock options and share purchase warrants were outstanding as follows:

	Number of shares	Exercise price	Expiry Date

Options	120,000	$0.50	September 14, 2015
	390,000	0.78	November 18, 2015
	598,250	1.05	April 4, 2016
	100,000	0.75	June 27, 2016
	2,257,500	0.18	December 12, 2017
	2,415,000	0.08	January 22, 2019

	5,880,750

Warrants	200,000	0.14	January ,28, 2018
	50,000	0.14	December 31, 2014
	250,000	0.14	December 31, 2015

	500,000

During the year ended May 31, 2014, the Company recognized stock-based compensation of $205,537 (2013 - $227,003). 179,602 was recorded in the statement of operations, and $25,935 was capitalized to mineral properties. The weighted average fair value of options granted in the period was $0.08 per share.

The fair value of all compensatory options granted is estimated on grant date using the Black-Scholes option pricing model. The weighted average assumptions used in calculating the fair values are as follows:

	2014	2013

Risk-free interest rate	1.62%	1.25%
Expected life	5.00 years	5.00 years
Volatility	138,68%	110.75%
Dividend rate	-	-

14.	DEFERRED INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	May 31, 2014	May 31, 2013

Loss before income taxes	$(9,325,843)	$(6,423,628)

Expected income tax (recovery)	(2,425,000)	(1,630,317)
Non-deductible items	45,000	57,613
Impact of different tax rates in jurisdictions outside of British Columbia	(467,000)	(7,735)
Impact of future income tax rates applied versus current statutory rate	(107,000)	-
Adjustments based on to prior year’s tax returns	427,000	-

Unrecognized deferred tax asset	2,527,000	957,443

Income tax expense (recovery)	$-	$(622,996)

Silver Predator Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2014
(Expressed in Canadian Dollars)

14.	DEFERRED INCOME TAXES (Cont’d…)

The income tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

	May 31, 2014	May 31, 2013

Deferred income tax assets
Losses available for future periods	$3,647,000	1,614,446
Property and equity	1,423,000	-
Mineral properties	8,722,000	1,499,489
Share issuance costs	25,000	44,147
Canadian eligible capital (CEC)	29,000	-
Marketable securities	67,000	-

	13,913,000	3,158,074

Less: unrecognized deferred tax asset	(13,913,000)	(3,158,074)

Net deferred income tax liability	$-	-

At May 31, 2014, the Company has tax loss carry forwards of approximately $4,172,000. The tax loss carry forwards expire at various dates from 2014 to 2033. The potential income tax benefits related to the tax loss carry forwards have not been reflected in the accounts.

15.	RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the estimated fair values.

The Company expensed management and consulting fees of $59,219 for the year ended May 31, 2014 (2013 - $132,990) due to directors of the Company.

The amounts due to related parties, totaled $29,533 (2013 - $5,128), are non-interest bearing, due on demand, and were paid subsequent to the period end.

The counterparty to the Acquisition (note 4) was AMB. Prior to the Acquisition, AMB held 46% of the outstanding commons shares of the Company. Subsequent to the Acquisition and reorganization, Till Capital owned a 55% shareholding in the Company. Till Capital is the counterparty to the Company’s note payable (note 8) and derivative asset (note 8).

Subsequent to the closing of the July 31, 2014 private placement (Note 20), Till Capital owns 63% of the Company’s issued and outstanding shares.

Key management personnel compensation

Key management personnel comprise the Chief Executive Officer, President, Chief Financial Officer, and Vice President, Exploration. Compensation of the Company’s key management personnel is comprised of the following:

	May 31, 2014	May 31, 2013

Executive salaries and management fees	$94,557	$246,390
Share based payments	138,680	179,455

Total	$233,237	$425,845

Silver Predator Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2014
(Expressed in Canadian Dollars)

16.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non cash transactions for the period ended May 31, 2014 include the following:

•	The Company issued 13,175,833 common shares with a fair value of $705,438 for the acquisition of mineral properties.
•	The Acquisition of SMC and NRC was completed in exchange for common shares of the Company and a promissory note. See Notes 4 and 8.

Significant non cash transactions for the period ended May 31, 2013 include the following:

•	The Company issued 6,240,000 common shares with a fair value of $862,140 for the acquisition of mineral properties.
•	The Company received 2,000,000 common shares with a fair value of $20,000 for an Option Agreement between Plan B Minerals Corp and the Company.

17.	SEGMENTED INFORMATION

The Company operates in a single segment, exploration for and development of resource properties. The Company’s mineral properties are located in Canada, Mexico, and the United States as shown below:

May 31, 2014	Canada	Mexico	United States	Total

Property, plant, equipment	-	-	4,397,667	4,397,667
Mineral properties	-	-	6,785,429	6,785,429
Loss for the year	4,203,845	852,961	4,269,037	9,325,843

May 31, 2013	Canada	Mexico	United States	Total

Mineral properties	4,277,590	852,961	9,631,782	14,762,333
Loss for the year	5,745,950	67	54,615	5,800,632

18.	MANAGEMENT OF FINANCIAL RISK

Financial instruments include cash and any contract that give rise to a financial asset to one party and a financial liability or equity instrument to another party. As at May 31, 2014 the Company's carrying values of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values due to their short term to maturity.

The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

At May 31, 2014, the Company's financial instruments measured at fair value on a recurring basis were available for sale marketable securities (classified as "Level 1"), the private company investment (classified as "Level 2"), and the derivative asset (classified as “Level 3”).

Credit risk

Credit risk is the risk of loss associated with counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents, receivables and reclamation bonds. The Company has no significant concentration of credit risk arising from operations. Cash and cash equivalents consist of cash and guaranteed investment certificates (GICs), for which management believes the risk of loss to be minimal. Receivables mainly consist of interest receivable from goods and services tax refunds due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to receivables is minimal. Reclamation bonds consist of term deposits and guaranteed investment certificates, which have been invested with reputable financial institutions, from which management believes the risk of loss to be minimal.

Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by management of its working capital to ensure its expenditures will not exceed share capital financings or proceeds from property sales or options. At May 31, 2014, the Company had a working capital balance of $290,024. Subsequent to the year-end the Company completed an additional financing (Note 20).

Silver Predator Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2014
(Expressed in Canadian Dollars)

18.	MANAGEMENT OF FINANCIAL RISK (Cont’d…)

Market risk

Market risk is the risk of loss that may arise from changes in market fluctuations such as those listed below. The fluctuations may be significant.

Interest rate risk

Interest rate risk mainly arises from the Company’s cash and cash equivalents, which receive interest based on market interest rates. Fluctuations in interest cash flows due to changes in market interest rates are negligible.

Our borrowings are at fixed rates. The fair value of fixed-rate debt fluctuates with changes in market interest rates, but the cash flows do not.

Foreign currency risk

The Company's raises funds in Canadian dollars and major purchases and expenditures are transacted in US dollars. The Company also funds certain operations and exploration and administrative expenses in US dollars.

Sensitivity analysis

As the Company’s parent company functional currency is the Canadian dollar, a 100 basis point (one per cent) increase/ strengthening (decrease/ weakening) in the U.S. dollar at year end would have resulted in the net loss being $33,797 lower ($33,797 higher).

19.	MANAGEMENT OF CAPITAL RISK

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in shareholders’ equity and the Promissory Note to be capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

20.	SUBSEQUENT EVENTS

Subsequent to the year-end the Company closed a non-brokered private placement with Till Capital of 19 million common shares at seven cents per share for gross proceeds of $1.33 million. Till Capital is an insider and control person of the Company as defined by the TSX Venture Exchange.

Omega Insurance Holdings Inc.
Condensed Interim Consolidated Statements of Financial Position (unaudited)
	September 30,	December 31,
As at ($ thousands)	2014	2013

Assets
Cash and cash equivalents	$614	$593
Available for sale financial assets (Note 3)	27,976	30,155
Accrued investment income	228	226
Trade and other receivables	1,874	1,981
Reinsurance assets (Note 4)	6,679	4,933
Deferred policy acquisition costs	591	552
Other assets	108	47
Deferred income taxes (Note 5)	818	864
Goodwill	1,597	1,597

	$40,485	$40,948

Liabilities
Payables and accruals	$2,724	$2,929
Income taxes payable	-	10
Insurance contract liabilities (Note 4)	20,339	20,762
Other liabilities (Note 6)	4,546	4,572
	27,609	28,273

Shareholders' Equity
Share capital (Note 7)	12,950	12,950
Deficit	(628)	(705)
Accumulated other comprehensive income	554	430
	12,876	12,675

	$40,485	$40,948

Commitments (Note 10)
Subsequent events (Note 12)

See accompanying notes to the condensed interim consolidated financial statements.

Omega Insurance Holdings Inc.
Condensed Interim Consolidated Statements of Comprehensive Income (unaudited)
For the Nine Months Ended September 30 ($ thousands)	2014	2013

Revenue
Gross insurance premiums written	$26,300	$21,058
Insurance premiums ceded to reinsurers	(7,914)	(6,175)
Net insurance premiums written	18,386	14,883
Change in net unearned premiums	(210)	(23)
Net earned premium	18,176	14,860
Consulting and management fee income	406	400
Net investment income (Note 8)	488	556
Total revenue	19,070	15,816

Expenses
Gross claim and adjustment expenses	16,939	12,988
Claim and adjustment expenses ceded to reinsurers	(6,768)	(4,900)
Net claim and adjustment expenses	10,171	8,088
Policy acquisition expenses	7,588	6,363
Operating and administrative expenses	1,219	1,298
Total expenses	18,978	15,749

Net income before income taxes	92	67

Income taxes (Note 9)	15	1

Net income	$77	$66

Unrealized gain on available for sale financial assets
Increase (decrease) during the year	$168	$(413)
Income taxes (recovery) (Note 9)	44	(109)
Items that will be reclassified subsequently to net income	124	(304)

Items that will not be reclassified subsequently to net income	-	-

Other comprehensive income (loss)	124	(304)

Comprehensive income (loss)	$201	$(238)

See accompanying notes to the condensed interim consolidated financial statements.

Omega Insurance Holdings Inc.
Condensed Interim Consolidated Statements of Changes in Equity (unaudited)
For the Nine Months Ended September 30 ($ thousands)

			Accumulated
		Retained	Other
	Share	Earnings/	Comprehensive
	Capital	(Deficit)	Income	Total

Balance at January 1, 2014	$12,950	$(705)	$430	$12,675

Comprehensive income	-	77	124	201

Balance at September 30, 2014	$12,950	$(628)	$554	$12,876

			Accumulated
		Retained	Other
	Share	Earnings/	Comprehensive
	Capital	(Deficit)	Income	Total

Balance at January 1, 2013	$12,950	$(1,154)	$719	$12,515

Comprehensive income (loss)	-	66	(304)	(238)

Balance at September 30, 2013	$12,950	$(1,088)	$415	$12,277

See accompanying notes to the condensed interim consolidated financial statements.

Omega Insurance Holdings Inc.
Condensed Interim Consolidated Statements of Cash Flows (unaudited)
For the Nine Months Ended September 30 ($ thousands)	2014	2013

Increase (decrease) in cash and cash equivalents

Operating activities
Net income	$77	$66
Deferred income taxes	2	(17)
Amortization of premium on investments	315	346
	394	395
Increase (decrease) in
Accrued investment income	(2)	(7)
Trade and other receivables	107	(456)
Reinsurance assets	(1,746)	(331)
Deferred policy acquisition costs	(39)	11
Other assets	(61)	50
Payables and accruals	(205)	936
Income taxes payable	(10)	-
Insurance contract liabilities	(423)	(1,941)
Other liabilities	(26)	(336)
Unearned commissions	-	(30)
	(2,011)	(1,709)

Investing activities
Sale of investments	10,399	6,664
Purchase of investments	(8,367)	(4,997)
	2,032	1,667

Financing activities
Issuance of shares	-	-
Repurchase of shares	-	-
	-	-

Increase (decrease) in cash and cash equivalents	21	(42)

Cash and cash equivalents, beginning of period	593	853

Cash and cash equivalents, end of period	$614	$811

	2014	2013
Supplementary cash flow information
Interest received	$838	$935

See accompanying notes to the condensed interim consolidated financial statements.

Omega Insurance Holdings Inc.
Notes to the Condensed Interim Consolidated Financial Statements (unaudited)
September 30, 2014 ($ thousands)

1.        Corporate Information

Omega Insurance Holdings Inc. (the “Company”) was incorporated on January 9, 2004. On September 24, 2004, the Company began operations by incorporating a wholly owned subsidiary insurance company, Omega General Insurance Company. On September 29, 2004, the Company acquired all of the assets and liabilities of Focus Group Inc. through the purchase of all of its outstanding shares. Focus Group Inc. is a company providing management and consulting services to the insurance industry. The Company’s registered office and principal place of business is at 36 King Street East, Suite 500, Toronto, Ontario, Canada.

The Company is a holding company, and does not operate any business other than through the operations of its subsidiary companies.

The interim consolidated financial statements for the nine months ended September 30, 2014 were approved and authorized for issue by the board of directors on March 12, 2015.

2.        Summary of significant accounting policies

Statement of compliance
These interim consolidated financial statements are prepared in accordance with International Accounting Standards 34 - Interim Financial Reporting.

Basis of preparation
These interim consolidated financial statements are condensed financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2013.

The consolidated financial statements have been prepared on an historic cost basis except for investments and those financial assets and liabilities that have been measured at fair value.

The consolidated financial statements have been prepared in Canadian dollars ($) rounded to the nearest thousand ($000), unless otherwise indicated.

The Company presents its consolidated statement of financial position broadly in order of liquidity.

2.1      Adoption of new accounting standards

The IASB has amended IFRS 7 Financial Instruments: Disclosure and IAS 32 Financial Instruments: Presentation, which set out standards for the disclosure and presentation of financial instruments. The amendments add new disclosure requirements for assets and liabilities subject to rights of set-off. The revised standards were effective for years beginning on or after January 1, 2013. The adoption of the revised IFRS and IAS did not have an impact on the Company’s financial statements.

The IASB has issued IFRS 13 Fair Value Measurement (“IFRS 13”), which standardizes the definition, measurement, and disclosure of fair value for assets and liabilities. The standards were effective for years beginning on or after January 1, 2013. The Company did not make any changes to its fair value measurement methods as a result of adopting IFRS 13. The company did make changes to the disclosure and presentation of fair value throughout these financial statements.

Omega Insurance Holdings Inc.
Notes to the Condensed Interim Consolidated Financial Statements (unaudited)
September 30, 2014 ($ thousands)

2.        Summary of significant accounting policies (continued)

2.2      Summary of significant accounting policies in effect
The accounting policies applied during the nine-month period ended September 30, 2014 are the same as those described and disclosed in Note 2.2 Summary of significant accounting policies of the December 31, 2013 consolidated financial statements.

2.3      Significant accounting judgments, estimates and assumptions
The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The key judgments, estimates and assumptions at the reporting date that have a significant risk of causing a material adjustment to the carry amounts of assets and liabilities within the next financial year are discussed below.

Deferred income tax assets
The extent to which deferred income tax assets can be recognized is based on an assessment of the probability of the Company’s future taxable income against which the deferred tax assets can be utilized. The carrying value at the reporting date of deferred income tax assets is $818 (December 31, 2013 – $864).

Valuation of insurance claim liabilities and reinsurance assets
For insurance contract liabilities and reinsurance assets, estimates have to be made for both the expected ultimate cost of claims reported at the reporting date and for the expected ultimate cost of claims incurred but not yet reported at the reporting date (IBNR). It can take a significant amount of time before the ultimate claims cost can be established with certainty and for some types of policies, IBNR claims form the majority of the liability in the statement of financial position.

The ultimate cost of outstanding claims is estimated by using a range of standard actuarial claims projection techniques.

The main assumption underlying these techniques is that a Company’s past claims development experience can be used to project future claims development and hence ultimate claims costs. These techniques extrapolate the development of paid and incurred losses based on the observed development of earlier years and expected loss ratios. Large claims are usually separately addressed either by being reserved at the value of loss adjuster estimates or are separately projected in order to estimate their future development. Additional qualitative judgment is used to assess the extent to which past trends may not apply in the future in order to arrive at the estimated ultimate cost of claims.

Estimates are also made for the portion of the ultimate cost of outstanding claims that will be recoverable by the Company from reinsurance policies.

The carrying value of insurance claim liabilities at the reporting date is $17,617 (December 31, 2013 - $18,730). The carrying value of insurance claim reinsurance assets at the reporting date is $5,533 (December 31, 2013 - $4,266).

Omega Insurance Holdings Inc.
Notes to the Condensed Interim Consolidated Financial Statements (unaudited)
September 30, 2014 ($ thousands)

2.        Summary of significant accounting policies (continued)

Goodwill impairment testing
In assessing impairment, management estimates the recoverable amount of goodwill assets based on future cash flows. Estimation uncertainty relates to assumptions about future operating results. The carrying value of goodwill at the reporting date is $1,597 (December 31, 2013 - $1,597).

2.4      Standards issued but not yet effective
The IASB has published IFRS 15 Revenue from Contracts with Customers which replaces IAS 18 Revenue. The standard is effective for fiscal years beginning on or after January 1, 2017.

The IASB has published IFRS 9 Financial Instruments which replaces IAS 39 Financial Instruments Recognition and Measurement. The standard is effective for fiscal years beginning on or after January 1, 2018. The adoption of IFRS 9 will have an impact on the Company’s classification and measurement of its financial assets.

The Company will quantify the effect of these changes closer to the effective date.

Omega Insurance Holdings Inc.
Notes to the Condensed Interim Consolidated Financial Statements (unaudited)
September 30, 2014 ($ thousands)

3.        Financial assets and liabilities

Categories of financial assets and liabilities
The Company’s financial assets and liabilities are summarized by categories as follows:

	September 30	December 31
	2014	2013

Cash and cash equivalents	$614	$593

Short term notes	$700	$750
Government debt securities	27,276	29,405
Total available for sale financial assets	$27,976	$30,155
(carried at fair value)

Accrued investment income	$228	$226
Trade and other receivables	1,874	1,981
Other assets	108	47
Reinsurance assets	5,533	4,266
Total loans and receivables	$7,743	$6,520
Total financial assets	$36,333	$37,268

Payables and accruals	$2,724	$2,929
Insurance contract liabilities	17,617	18,730
Other liabilities	4,546	4,572
Total financial liabilities	$24,887	$26,231

Financial assets and liabilities carried at fair value
Financial assets and financial liabilities measured at fair value in the statement of financial position are categorized into three levels of a fair value hierarchy. This categorization is determines based on the lowest level of significant inputs used in fair value measurement, as follows:

Level 1 – quoted (unadjusted) prices in active markets for identical assets or liabilities
Level 2 – inputs other than quoted prices that are observable for the asset or liability
Level 3 – inputs for the asset or liability that are not based on observable data.

All of the Company’s available for sale financial assets have been classified as level 2 for fair value measurement purposes. During 2014 and 2013, the Company has not reclassified any of its available for sale financial assets between fair value measurement categories.

Financial assets and liabilities not carried at fair value
The Company’s financial assets not carried at fair value, including cash and cash equivalents and loans and receivables have a short term to maturity (less than six months). The Company assumes that the carrying amounts approximate their fair value due to the short term to maturity.

The fair value of reinsurance assets are reasonably considered to be the carrying value since the Company uses an actuarial approach to discount these amounts based on the time value of money. There is not an active market for reinsurance assets; therefore, a market value is not readily available.

Omega Insurance Holdings Inc.
Notes to the Condensed Interim Consolidated Financial Statements (unaudited)
September 30, 2014 ($ thousands)

3.        Financial assets and liabilities (continued)

The Company’s financial liabilities not carried at fair value, including payables and accruals, income taxes payable, and certain other liabilities have a short term to maturity (less than three months). The Company assumes that the carrying amounts approximate their fair value due to the short term to maturity.

The fair value of insurance contract liabilities are reasonably considered to be the carrying value since the Company uses an actuarial approach to discount these amounts based on the time value of money. There is not an active market for insurance contract liabilities; therefore, a market value is not readily available.

4.        Insurance contract liabilities and reinsurance assets

Scope
The establishment of the provision for insurance contract liabilities and reinsurance assets is based on known facts and interpretation of circumstances and is therefore a complex and dynamic process influenced by a large variety of factors. These factors include the Company’s experience with similar cases; and historical trends involving claim payment patterns, loss payments, pending levels of unpaid claims, product mix or concentration, claims severity and claim frequency patterns, such as those caused by natural disasters, illnesses, accidents, or work-related injuries.

Other factors include the continually evolving and changing regulatory and legal environment, actuarial studies, professional experience and expertise of the Company’s claims departments’ personnel and independent adjusters retained to handle individual claims, the quality of the data used for projection purposes, existing claims management practices, including claims handling and settlement practices, the effect of inflationary trends on future claims settlement costs, investment rates of return, court decisions, economic conditions and public attitudes. In addition, time can be a critical part of the provision determination, since the longer the span between the incidence of a loss and the payment or settlement of the claims, the more variable the ultimate settlement amount can be. Accordingly, short-tail claims, such as property claims, tend to be more reasonably predictable than long-tailed claims, such as general liability and professional liability claims.

Consequently, the establishment of the provision for unpaid claims and adjustment expenses process relies on the judgement and opinions of a large number of individuals, on historical precedent and trends, on prevailing legal, economic, social and regulatory trends and on expectations as to future developments. The process of determining the provisions necessarily involves risks that the actual results will deviate, perhaps substantially, from the best estimates made.

Categories of insurance contract liabilities and reinsurance assets
The Company’s insurance contract liabilities and reinsurance assets are summarized by categories as follows:

	September 30, 2014			December 31, 2013
	Insurance	Reinsurance		Insurance	Reinsurance
	Liability	Asset	Net	Liability	Asset	Net

Provision for outstanding claims	$17,617	$5,533	$12,084	$18,730	$4,266	$14,464

Provision for unearned premium	2,722	1,146	1,576	2,032	667	1,365

Total	$20,339	$6,679	$13,660	$20,762	$4,933	$15,829

Omega Insurance Holdings Inc.
Notes to the Condensed Interim Consolidated Financial Statements (unaudited)
September 30, 2014 ($ thousands)

4.        Insurance contract liabilities and reinsurance assets (continued)

Provision for outstanding claims
Uncertainty exists on reported claims in that all information may not be available at the reporting date, therefore, the claim cost may rise or fall at some date in the future when the information is obtained. In addition, claims may not be reported to the Company immediately; therefore, estimates are made as to the value of claims incurred but not yet reported, a value which may take some months to finally determine. In order to determine the liability, assumptions are developed considering the characteristics of the line of business, the historical pattern of payments, the amount of data available and any other pertinent factors. In general, the longer the term required for the settlement of a group of claims, the more variable the estimates. Short settlement term claims are those which are expected to be substantially paid within a year of being reported.

The Company believes that its overall practices of establishing the provision for unpaid claims and adjustment expenses have been consistently applied over many years, and that its provisions have resulted in reasonable approximations of the ultimate cost of claims incurred.

The movement in outstanding claims during the period is summarized as follows:

	September 30, 2014			September 30, 2013
	Insurance	Reinsurance		Insurance	Reinsurance
	Liability	Asset	Net	Liability	Asset	Net

Balance, January 1	$18,730	$4,266	$14,464	$22,826	$4,238	$18,588

Assumed through assumption reinsurance transactions	-	-	-	-	-	-

Claims incurred for insured events of the current period	15,791	6,279	9,512	13,164	5,348	7,816

Increase (decrease) for insured events of prior periods	1,148	489	659	(176)	(448)	272

Less claims paid during the period	(18,052)	(5,501)	(12,551)	(15,224)	(4,843)	(10,381)

Balance, September 30	$17,617	$5,533	$12,084	$20,590	$4,295	$16,295

Provision for unearned premium
The movement in unearned premium during the period is summarized as follows:

	September 30, 2014			September 30, 2013
	Insurance	Reinsurance		Insurance	Reinsurance
	Liability	Asset	Net	Liability	Asset	Net

Balance, January 1	$2,032	$667	$1,365	$1,957	$645	$1,312

Premiums written in the period	26,301	7,914	18,387	21,508	6,175	15,333

Premiums earned in the period	(25,611)	(7,435)	(18,176)	(21,212)	(5,901)	(15,311)

Balance, September 30	$2,722	$1,146	$1,576	$2,253	$919	$1,334

Omega Insurance Holdings Inc.
Notes to the Condensed Interim Consolidated Financial Statements (unaudited)
September 30, 2014 ($ thousands)

5.        Deferred income tax assets

Deferred incomes taxes arising from temporary differences and unused tax losses are summarized as follows:

	September 30	December 31
	2014	2013

Undeducted insurance contract liabilities	$802	$847
Incorporation costs and other temporary differences	16	17
Loss carry forwards	-	-
Total deferred income tax asset	$818	$864

6.        Other Liabilities

As security against future adverse development of the insurance contract liabilities assumed from Lumbermens Mutual Casualty Company in 2010, Lumbermens Mutual Casualty Company also provided the Company with a $5,000 adverse development fund. Any portion of the $5,000 not required to cover adverse development on the $477 of transferred net liabilities at the end of 2015 will be refunded by the Company to Lumbermens Mutual Casualty Company. During the period, the Company used $25 (Nine months ended September 30, 2013 - $240) of the adverse development fund to cover paid claims. The remaining $4,533 (December 31, 2013 - $4,558) liability has been included with Other Liabilities on the statement of financial position.

7.        Share capital

	September 30	December 31
	2014	2013
Authorized:
An unlimited number of common shares
An unlimited number of preferred shares

Issued:
12,950,000 common shares (December 31, 2013 – 12,950,000)	$12,950	$12,950

8.        Investment income

	Nine months ended
	September 30	September 30
	2014	2013
The sources of the Company’s investment income were:

Interest income on:
Bank balances and short term notes	$4	$3
Government debt securities	522	593
Investment expenses	(38)	(40)
	$488	$556

Omega Insurance Holdings Inc.
Notes to the Condensed Interim Consolidated Financial Statements (unaudited)
September 30, 2014 ($ thousands)

9.      Income tax expense

	Nine months ended
	September 30	September 30
	2014	2013
The Company’s income tax expense (recovery) is comprised of:

Current income tax expense	$13	$18
Deferred income tax expense (recovery)	2	(17)
Total income tax expense	$15	$1

Deferred income tax expense (recovery) recognized directly in comprehensive income	$44	$(109)

The difference between an income tax expense calculated at the statutory rate and the income tax expense recorded is attributable to differences between the statutory rate, small business tax rates, future tax rates, and prior year tax rates.

10.      Commitments

The Company leases office space and office equipment under operating leases. The estimated future minimum lease payments are as follows:

		Office
	Premises	Equipment
2014	$33	$1
2015	133	2
2016	133	-
2017	133	-
2018	100	-

11.      Capital management

Capital is comprised of the Company’s shareholders’ equity. The Company’s objectives when managing capital are to maintain financial strength and protect its claims paying abilities, to maintain creditworthiness and to maximize returns for shareholders over the long term. Senior management develops the capital strategy and oversees the capital management processes of the Company. Capital is managed using both regulatory capital measures and internal metrics.

The Company’s subsidiary, Omega General Insurance Company (OGIC) is a Canadian property and casualty insurance company that is regulated by OSFI. OSFI generally expects property and casualty insurance companies to maintain at least a 150% Minimum Capital Test (MCT). The MCT calculates capital requirements based on the risk profile of the assets and liabilities of the Company. During the year, OGIC was in compliance with both internal and OSFI minimum requirements.

Omega Insurance Holdings Inc.
Notes to the Condensed Interim Consolidated Financial Statements (unaudited)
September 30, 2014 ($ thousands)

12.      Subsequent events

Share purchase agreement
On October 10, 2014, shareholders of the Company entered into a share purchase agreement with Till Capital Ltd. (“Till Capital”) whereby Till Capital is proposing to acquire all of the issued and outstanding shares of the Company. Completion of the transaction is not assured and is subject to approval by The Office of the Superintendent of Financial Institutions (Canada).

Pending assumption reinsurance transaction
On January 23, 2015, the Company entered into an assumption reinsurance agreement with Progressive Casualty Insurance Company to acquire the unpaid claim liabilities of its Canadian Branch (“Progressive Canada Branch”). Progressive Canada Branch had stopped underwriting and is in run off. All of its policies had expired. The Insurance Companies Act (Canada) requires Progressive Canada Branch to apply to the Office of the Superintendent of Financial Institutions, Canada (“OSFI”) for regulatory approval of the transaction. As at date of these financial statements, Progressive Canada Branch had not yet applied to OSFI for approval of the transaction. The transaction will be recorded by the Company on the acquisition date in 2015. The Company expects to receive an amount equal to the unpaid claim liabilities of Progressive Canada Branch plus the greater of $300 or 40% of the unpaid claim reserves, representing the agreed consideration for the assumption reinsurance transaction.

In order to limit its exposure to adverse development of the Progressive Canada Branch insurance liabilities, the Company has arranged for stop-loss reinsurance from Progressive Casualty Insurance Company. This stop-loss reinsurance contract limits Omega’s aggregate exposure on Progressive Canada Branch insurance liabilities to 110% of the unpaid claim reserves of Progressive Canada Branch. This reinsurance contract will take effect on, and will be recorded on, the acquisition date in 2015.

On February 18, 2015, the Company entered into an assumption reinsurance agreement with Arrowood Indemnity Company to acquire the unpaid claim liabilities of its Security Insurance Company of Hartford Canadian Branch (“SICH Canada Branch”). SICH Canada Branch had stopped underwriting and is in run off. All of its policies had expired. The Insurance Companies Act (Canada) requires SICH Canada Branch to apply to the Office of the Superintendent of Financial Institutions, Canada (“OSFI”) for regulatory approval of the transaction. As at date of these financial statements, SICH Canada Branch had not yet applied to OSFI for approval of the transaction. The transaction will be recorded by the Company on the acquisition date in 2015. The Company expects to receive an amount equal to the unpaid claim liabilities of SICH Canada Branch plus 20%, representing the agreed consideration for the assumption reinsurance transaction. The Company estimates that the 20% agreed consideration amount will be approximately $1,844.

In order to limit its exposure to adverse development of the SICH Canada Branch insurance liabilities, the Company has arranged for quota-share reinsurance from Arrowood Indemnity Company. Under this quota-share reinsurance contract, the Company will be reimbursed for 85% of any losses paid on the SICH Canada Branch liabilities. The quota-share reinsurance contract also limits the Company’s aggregate exposure on SICH Canada Branch insurance liabilities to 18.75% of the unpaid claim reserves of the SICH Canada Branch. The Company estimates that the premium for the quota-share reinsurance contract will be approximately $1,176. This reinsurance contract will take effect on, and will be recorded on, the acquisition date in 2015.

Changes to reinsurance structure
To mitigate underwriting risk, the Company enters into various quota share and excess of loss reinsurance contracts with non-affiliated companies to share part of the risks it accepts in writing premiums. Effective January 1, 2015, the Company’s excess of loss reinsurance arrangement covering a significant portion of the insurance premiums written by the Company (2014 - 89%; 2013 - 89%) was replaced by a quota share reinsurance arrangement with a cell captive insurer, whose capital is provided by the parent company of the previous excess of loss reinsurer. Since reinsurance does not relieve the Company of its primary obligations to policyholders if any reinsurers are unable to meet their obligations, the Company has taken steps to obtain collateral from the cell captive insurance company to mitigate the potential credit risk under the new reinsurance contract.

Independent Auditors’ Report

To the directors of
Omega Insurance Holdings Inc.

We have audited the accompanying consolidated financial statements of Omega Insurance Holdings Inc., which comprise the consolidated statements of financial position as at December 31, 2013 and 2012, and the consolidated statements of comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Omega Insurance Holdings Inc. and subsidiaries as at December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grant Thornton LLP (signed)

Toronto, Canada	Chartered Accountants

November 14, 2014	Licensed Public Accountants

Omega Insurance Holdings Inc.
Consolidated Statements of Financial Position
As at December 31 ($ thousands)	2013	2012

Assets
Cash and cash equivalents	$593	$853
Available for sale financial assets (Note 4)	30,155	33,457
Accrued investment income	226	232
Trade and other receivables	1,981	1,602
Reinsurance assets (Note 5)	4,933	4,883
Deferred policy acquisition costs	552	547
Other assets	47	143
Deferred income taxes (Note 6)	864	894
Goodwill	1,597	1,597

	$40,948	$44,208

Liabilities
Payables and accruals	$2,929	$1,769
Income taxes payable	10	-
Insurance contract liabilities (Note 5)	20,762	24,783
Other liabilities (Note 7)	4,572	5,111
Unearned commissions	-	30
	28,273	31,693

Shareholders' Equity
Share capital (Note 8)	12,950	12,950
Deficit	(705)	(1,154)
Accumulated other comprehensive income	430	719
	12,675	12,515

	$40,948	$44,208

Commitments (Note 11) Subsequent event (Note 15)
On behalf of the Board
David H. Atkins (signed)	J. Wesley Carter (signed)	Philip H. Cook (signed)
Chairperson, Board of Directors	Chairperson, Audit Committee	Chief Executive Officer

See accompanying notes to the consolidated financial statements.

Omega Insurance Holdings Inc.
Consolidated Statements of Comprehensive Income
For the Years Ended December 31 ($ thousands)	2013	2012

Revenue
Gross insurance premiums written	$28,479	$23,888
Gross insurance premiums written on portfolio transfers (Note 14)	-	1,500
Insurance premiums ceded to reinsurers	(8,257)	(7,461)
Net insurance premiums written	20,222	17,927
Change in net unearned premiums	(53)	820
Net earned premium	20,169	18,747
Consulting and management fee income	562	484
Net investment income (Note 9)	734	1,485
Total revenue	21,465	20,716

Expenses
Gross claim and adjustment expenses	17,133	16,550
Claim and adjustment expenses ceded to reinsurers	(6,798)	(3,163)
Net claim and adjustment expenses	10,335	13,387
Policy acquisition expenses	8,704	6,549
Operating and administrative expenses	1,814	1,918
Total expenses	20,853	21,854

Net income (loss) before income taxes	612	(1,138)

Income taxes (recovery) (Note 10)	163	(355)

Net income (loss)	$449	$(783)

Unrealized gain on available for sale financial assets
Decrease during the year	$(397)	$(140)
Reclassification adjustment for loss (gain) included in net income	-	(680)
Income taxes (Note 10)	108	197
Items that will be reclassified subsequently to net income	(289)	(623)

Items that will not be reclassified subsequently to net income	-	-

Other comprehensive income (loss)	(289)	(623)

Comprehensive income (loss)	$160	$(1,406)

See accompanying notes to the consolidated financial statements.

Omega Insurance Holdings Inc.
Consolidated Statements of Changes in Equity
For the Years Ended December 31 ($ thousands)

			Accumulated
		Retained	Other
	Share	Earnings/	Comprehensive
	Capital	(Deficit)	Income(Loss)	Total

Balance at January 1, 2012	$13,150	$(351)	$1,342	$14,141

Repurchased and cancelled during the year	(200)	(20)	-	(220)

Comprehensive income (loss)	-	(783)	(623)	(1,406)

Balance at December 31, 2012	$12,950	$(1,154)	$719	$12,515

Comprehensive income (loss)	-	449	(289)	160

Balance at December 31, 2013	$12,950	$(705)	$430	$12,675

See accompanying notes to the consolidated financial statements.

Omega Insurance Holdings Inc.
Consolidated Statements of Cash Flows
For the Years Ended December 31 ($ thousands)	2013	2012

Increase (decrease) in cash and cash equivalents

Operating activities
Net income (loss)	$449	$(783)
Loss on sale of investments	-	(680)
Deferred income taxes	138	(381)
Amortization of premium on investments	463	464
	1,050	(1,380)
Increase (decrease) in
Accrued investment income	6	72
Trade and other receivables	(379)	127
Reinsurance assets	(50)	747
Deferred policy acquisition costs	(5)	130
Other assets	96	36
Payables and accruals	1,160	151
Income taxes payable	10	(22)
Insurance contract liabilities	(4,021)	464
Other liabilities	(539)	(35)
Unearned commissions	(30)	(34)
	(2,702)	256

Investing activities
Sale of investments	8,489	11,648
Purchase of investments	(6,047)	(12,838)
	2,442	(1,190)

Financing activities
Repurchase of shares	-	(220)
	-	(220)

Decrease in cash and cash equivalents	(260)	(1,154)

Cash and cash equivalents, beginning of year	853	2,007

Cash and cash equivalents, end of year	$593	$853

	2013	2012
Supplementary cash flow information
Interest received	$1,250	$1,399

See accompanying notes to the consolidated financial statements.

Omega Insurance Holdings Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 ($ thousands)

1.      Corporate Information

Omega Insurance Holdings Inc. (the “Company”) was incorporated on January 9, 2004. On September 24, 2004, the Company began operations by incorporating a wholly owned subsidiary insurance company, Omega General Insurance Company. On September 29, 2004, the Company acquired all of the assets and liabilities of Focus Group Inc. through the purchase of all of its outstanding shares. Focus Group Inc. is a company providing management and consulting services to the insurance industry. The Company’s registered office and principal place of business is at 36 King Street East, Suite 500, Toronto, Ontario, Canada.

The Company is a holding company, and does not operate any business other than through the operations of its subsidiary companies.

The consolidated financial statements for the year ended December 31, 2013 were approved and authorized for issue by the board of directors on November 11, 2014.

2.      Summary of significant accounting policies

Basis of preparation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on an historic cost basis except for investments and those financial assets and liabilities that have been measured at fair value.

The consolidated financial statements have been prepared in Canadian dollars ($) rounded to the nearest thousand ($000), unless otherwise indicated.

The Company presents its consolidated statement of financial position broadly in order of liquidity.

2.1    Adoption of new accounting standards
Effective January 1, 2013, the Company adopted the following new accounting standards.

The IASB has amended IAS 1 Presentation of Financial Statements, which sets out standards for the overall presentation of financial statements. The revised standard was effective for years beginning on or after July 1, 2012. The adoption of the revised IAS did not have a significant impact on the Company’s financial statements, other than the presentation format for the Statement of Comprehensive Income.

The IASB has amended IFRS 7 Financial Instruments: Disclosure and IAS 32 Financial Instruments: Presentation, which set out standards for the disclosure and presentation of financial instruments. The amendments add new disclosure requirements for assets and liabilities subject to rights of set-off. The revised standards were effective for years beginning on or after January 1, 2013. The adoption of the revised IFRS and IAS did not have an impact on the Company’s financial statements.

Omega Insurance Holdings Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 ($ thousands)

2.      Summary of significant accounting policies (continued)

2.1    Adoption of new accounting standards (continued)
The IASB has issued IFRS 13 Fair Value Measurement (“IFRS 13”), which standardizes the definition, measurement, and disclosure of fair value for assets and liabilities. The standard was effective for years beginning on or after January 1, 2013. The Company did not make any changes to its fair value measurement methods as a result of adopting IFRS 13. The company did make changes to the disclosure and presentation of fair value throughout these financial statements.

2.2    Summary of significant accounting policies in effect
The significant accounting policies used in the preparation of these financial statements are summarized below.

Basis of consolidation
The consolidated financial statements include the accounts of Omega Insurance Holdings Inc. and its wholly owned subsidiaries, Omega General Insurance Company and Focus Group Inc. All significant intercompany transactions and balances have been eliminated on consolidation.

Cash and cash equivalents
Cash and cash equivalents include cash on hand and balances with banks.

Financial instrument contracts - recognition and measurement
The Company has classified or designated all of its financial assets as either available for sale (“AFS”), or as loans and receivables. The Company has classified or designated all of its financial liabilities as other financial liabilities.

AFS financial assets include debt securities, all of which are intended to be held for an indefinite period of time, and which may be sold in response to needs for liquidity or in response to changes in market conditions. AFS financial assets are recorded at fair value on the balance sheet from the trade date (i.e. the date that the Company commits to purchase or sell the financial asset). Any subsequent changes in fair values are recorded, net of income taxes, in Other Comprehensive Income (“OCI”) until the financial asset is disposed of or has become impaired. When an AFS financial asset is disposed of, or has become impaired, the accumulated fair value adjustments recognized in Accumulated Other Comprehensive Income (“AOCI”) are transferred to net investment income and a corresponding adjustment (net of income taxes) is made to OCI. A provision for impairment for debt securities is established when there is objective evidence that the investment is impaired.

Financial assets classified or designated as loans and receivables are recorded at fair value on the balance sheet from the issuance date and are subsequently recorded at amortized cost using the effective interest rate method.

Financial liabilities classified or designated as other financial liabilities are recorded at fair value on the balance sheet from the issuance date and are subsequently recorded at amortized cost using the effective interest rate method.

Omega Insurance Holdings Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 ($ thousands)

2.      Summary of significant accounting policies (continued)

Insurance contracts - product classification
Insurance contracts are those contracts where the Company (the insurer) has accepted significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholders if a specified uncertain future event (the insured event) adversely affects the policyholders. As a general guideline, the Company determines whether it has significant insurance risk by comparing expected benefits payable if the insured event occurs, with expected benefits payable if the insured event does not occur. Insurance contracts can also transfer financial risk.

Once a contract has been classified as an insurance contract, it remains classified as an insurance contract for the remainder of its lifetime, even if the insurance risk reduces significantly during this period.

Insurance contracts - premium revenue and unearned premiums
Insurance premiums written are recognized on the date that coverage begins. They are deferred as unearned premiums and recognized in earned premiums on a pro rata basis over the term of the policies.

Insurance premiums written and insurance premiums earned also include any adjustments arising in the accounting period for premiums receivable in respect of business written in prior accounting periods.

Reinsurance premiums are included in income calculated on a pro rata basis over the term of the underlying insurance policies. Reinsurers’ share of unearned premiums are recognized as assets using principles consistent with the Company’s method for establishing the related unearned premium liability.

Insurance contracts - unpaid claims and adjustment expenses
The provision for unpaid claims includes adjustment expenses and represents the estimated amount required to settle all reported claims incurred to the year end. In addition, provision is made for claims incurred but not reported based on the type of business written. These amounts are discounted to reflect the time value of money. These estimates are reviewed and updated periodically, with any resulting adjustments included in current income.

The computation of unpaid claims takes into account the time value of money using market discount rates based on the Company’s investment portfolio.

The process of determining the provision for unpaid claims necessarily involves risks that the actual results may deviate from the best estimates made. These risks vary in proportion to the length of the estimation period and the volatility of each component comprising the liabilities. To recognize the uncertainty in establishing these best estimates and to allow for possible deterioration in experience, actuaries are required to use explicit margins for adverse deviation in assumptions for asset defaults, reinvestment risk, claims development and recoverability of reinsurance balances.

Reinsurers’ share of unpaid claims, net of any required provisions for doubtful amounts, are recognized as assets using principles consistent with the Company’s method for establishing the related unpaid claim liability.

Insurance contracts - acquisition expenses
Commissions, premium taxes, and other expenses relating directly to the acquisition of premiums are deferred and amortized over the terms of the related policies to the extent they are considered recoverable from unearned premiums.

Omega Insurance Holdings Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 ($ thousands)

2.      Summary of significant accounting policies (continued)

At the end each reporting period, the Company performs a liability adequacy test to determine whether unearned premiums net of deferred acquisitions costs are sufficient to cover the estimated future costs associated with the unexpired portion of the insurance policies. Any deficiencies are recognized immediately as a reduction in deferred acquisition expenses. Any portion of the estimated future costs in excess of the deferred acquisition costs would be accrued as a liability.

Insurance contracts - reinsurance
The Company reflects reinsurance balances on the statement of financial position and in the statement of comprehensive income on a gross basis to reflect the credit risk related to reinsurance and its obligations to policyholders.

Insurance contracts - assumption reinsurance transactions
The Company charges a premium to other insurance companies for assuming the liabilities on a portfolio of insurance contracts.

When the underlying insurance policies are fully expired, the Company records the premium as income on the date when it is determined that the risks and rewards relating to the portfolio liabilities have transferred to the Company. At the same time, the Company records the actuarially determined estimate of unpaid claims, including adjustment expenses, the impact of any existing reinsurance on the portfolio transferred, and other costs of the transaction.

When the underlying insurance policies are not fully expired, the Company records the premium as income on a pro rata basis over the term of the remaining underlying insurance policies.

The impact of any reinsurance ceded by the Company on the portfolio is recorded as an expense at the time that the reinsurance contract is entered into.

Revenue recognition - other than insurance contracts
Revenue from management and consulting engagements are recognized as services are provided.

Goodwill
Goodwill represents the excess of the purchase price of a business acquired over the fair value of the underlying net tangible and intangible assets acquired at the date of organization. Goodwill is subject to an annual impairment review. Any permanent impairment of the book value will be written off against earnings.

Income taxes
Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to taxation authorities, using the tax rates and laws that have been enacted or substantively enacted as at the reporting date.

Deferred income tax assets are recognized for all deductible temporary differences, carry forwards of unused tax credits, and carry forwards of unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry forwards of unused tax credits, or carry forwards of unused tax losses can be utilized. The carrying amounts of deferred tax assets are reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be realized.

Omega Insurance Holdings Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 ($ thousands)

2.      Summary of significant accounting policies (continued)

Income taxes (continued)
Deferred income tax liabilities are recognized for all taxable temporary differences.

Deferred income tax assets or liabilities are measured at the tax rates that are expected to apply to the year when the asset or liability is settled, using tax rates and laws that have been enacted or substantively enacted as at the reporting date.

Deferred income tax assets and liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Current and deferred income taxes relating to items recognized in OCI are also recognized in OCI.

2.3    Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The key judgments, estimates and assumptions at the reporting date that have a significant risk of causing a material adjustment to the carry amounts of assets and liabilities within the next financial year are discussed below.

Deferred income tax assets
The extent to which deferred income tax assets can be recognized is based on an assessment of the probability of the Company’s future taxable income against which the deferred tax assets can be utilized. The carrying value at the reporting date of deferred income tax assets is $864 (2012 - $894).

Valuation of insurance claim liabilities and reinsurance assets
For insurance contract liabilities and reinsurance assets, estimates have to be made for both the expected ultimate cost of claims reported at the reporting date and for the expected ultimate cost of claims incurred but not yet reported at the reporting date (IBNR). It can take a significant amount of time before the ultimate claims cost can be established with certainty and for some types of policies, IBNR claims form the majority of the liability in the statement of financial position.

The ultimate cost of outstanding claims is estimated by using a range of standard actuarial claims projection techniques.

The main assumption underlying these techniques is that a Company’s past claims development experience can be used to project future claims development and hence ultimate claims costs. These techniques extrapolate the development of paid and incurred losses based on the observed development of earlier years and expected loss ratios. Large claims are usually separately addressed either by being reserved at the value of loss adjuster estimates or are separately projected in order to estimate their future development. Additional qualitative judgment is used to assess the extent to which past trends may not apply in the future in order to arrive at the estimated ultimate cost of claims.

Omega Insurance Holdings Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 ($ thousands)

2.      Summary of significant accounting policies (continued)

Valuation of insurance claim liabilities and reinsurance assets (continued)
Estimates are also made for the portion of the ultimate cost of outstanding claims that will be recoverable by the Company from reinsurance policies.

The carrying value of insurance claim liabilities at the reporting date is $18,730 (2012 - $22,826). The carrying value of insurance claim reinsurance assets is $4,266 (2012 - $4,238).

Goodwill impairment testing
In assessing impairment, management estimates the recoverable amount of goodwill assets based on future cash flows. Estimation uncertainty relates to assumptions about future operating results. The carrying value of goodwill at the reporting date is $1,597 (2012 - $1,597).

2.4    Standards issued but not yet effective

The IASB has issued IFRS 9 Financial Instruments: Classification and Measurement, reflecting the first phase of the IASB’s work on the replacement of IAS 39 Financial Instruments: Recognition and Measurement. The IASB has deferred the mandatory effective date of IFRS 9 pending finalization of the impairment and classification and measurement requirements. The adoption of IFRS 9 will have an impact on the Company’s classification and measurement of its financial assets. The Company will quantify the effect of these changes closer to the effective date, and in conjunction with the other phases of the IASB’s work on the replacement of IAS 9.

3.      Role of the actuary and auditors

The financial statements are the responsibility of management.

The Actuary has been appointed by the Board of Directors, pursuant to the Insurance Companies Act, to carry out a valuation of the Company’s insurance contract liabilities included in the financial statements and to provide an opinion to the shareholder and regulatory authorities as to the adequacy of the insurance contract liabilities. The valuation is carried out in accordance with accepted actuarial practices and regulatory requirements. The Actuary makes assumptions as to certain future events based on the nature of the insurance policies written by the Company.

Insurance contract liabilities include unearned premiums, unpaid claims and adjustment expenses, reinsurers’ share of unearned premiums and unpaid claims and adjustment expenses, and deferred acquisition costs.

The Auditors are appointed by the shareholders of the Company. Their responsibility is to conduct an independent and objective audit of the financial statements of the Company in accordance with Canadian generally accepted auditing standards, and report to the shareholder and regulatory authorities on the fair presentation of the financial statements in accordance with International Financial Reporting Standards.

Omega Insurance Holdings Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 ($ thousands)

4.      Financial assets and liabilities

Categories of financial assets and liabilities
The Company’s financial assets and liabilities are summarized by categories as follows:

	2013	2012

Cash and cash equivalents	$593	$853

Short term notes	$750	$575
Government debt securities	29,405	32,882
Total available for sale financial assets	$30,155	$33,457
(carried at fair value)

Accrued investment income	$226	$232
Trade and other receivables	1,981	1,602
Other assets	47	143
Reinsurance assets	4,266	4,238
Total loans and receivables	$6,520	$6,215
Total financial assets	$37,268	$40,525

Payables and accruals	$2,929	$1,769
Insurance contract liabilities	18,730	22,826
Other liabilities	4,572	5,111
Total financial liabilities	$26,231	$29,706

Financial assets and liabilities carried at fair value
Financial assets and financial liabilities measured at fair value in the statement of financial position are categorized into three levels of a fair value hierarchy. This categorization is determines based on the lowest level of significant inputs used in fair value measurement, as follows:

Level 1 - quoted (unadjusted) prices in active markets for identical assets or liabilities
Level 2 - inputs other than quoted prices that are observable for the asset or liability
Level 3 - inputs for the asset or liability that are not based on observable data.

All of the Company’s available for sale financial assets have been classified as level 2 for fair value measurement purposes. During 2013 and 2012, the Company has not reclassified any of its available for sale financial assets between fair value measurement categories.

Financial assets and liabilities not carried at fair value
The Company’s financial assets not carried at fair value, including cash and cash equivalents and loans and receivables have a short term to maturity (less than six months). The Company assumes that the carrying amounts approximate their fair value due to the short term to maturity.

The fair value of reinsurance assets are reasonably considered to be the carrying value since the Company uses an actuarial approach to discount these amounts based on the time value of money. There is not an active market for reinsurance assets; therefore, a market value is not readily available.

Omega Insurance Holdings Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 ($ thousands)

4.      Financial assets and liabilities (continued)

The Company’s financial liabilities not carried at fair value, including payables and accruals, income taxes payable, and certain other liabilities have a short term to maturity (less than three months). The Company assumes that the carrying amounts approximate their fair value due to the short term to maturity.

The fair value of insurance contract liabilities are reasonably considered to be the carrying value since the Company uses an actuarial approach to discount these amounts based on the time value of money. There is not an active market for insurance contract liabilities; therefore, a market value is not readily available.

5.      Insurance contract liabilities and reinsurance assets

Scope
The establishment of the provision for insurance contract liabilities and reinsurance assets is based on known facts and interpretation of circumstances and is therefore a complex and dynamic process influenced by a large variety of factors. These factors include the Company’s experience with similar cases; and historical trends involving claim payment patterns, loss payments, pending levels of unpaid claims, product mix or concentration, claims severity and claim frequency patterns, such as those caused by natural disasters, illnesses, accidents, or work-related injuries.

Other factors include the continually evolving and changing regulatory and legal environment, actuarial studies, professional experience and expertise of the Company’s claims departments’ personnel and independent adjusters retained to handle individual claims, the quality of the data used for projection purposes, existing claims management practices, including claims handling and settlement practices, the effect of inflationary trends on future claims settlement costs, investment rates of return, court decisions, economic conditions and public attitudes. In addition, time can be a critical part of the provision determination, since the longer the span between the incidence of a loss and the payment or settlement of the claims, the more variable the ultimate settlement amount can be. Accordingly, short-tail claims, such as property claims, tend to be more reasonably predictable than long-tailed claims, such as general liability and professional liability claims.

Consequently, the establishment of the provision for unpaid claims and adjustment expenses process relies on the judgement and opinions of a large number of individuals, on historical precedent and trends, on prevailing legal, economic, social and regulatory trends and on expectations as to future developments. The process of determining the provisions necessarily involves risks that the actual results will deviate, perhaps substantially, from the best estimates made.

Categories of insurance contract liabilities and reinsurance assets
The Company’s insurance contract liabilities and reinsurance assets are summarized by categories as follows:

	2013			2012
	Insurance	Reinsurance		Insurance	Reinsurance
	Liability	Asset	Net	Liability	Asset	Net
Provision for outstanding claims	$18,730	$4,266	$14,464	$22,826	$4,238	$18,588
Provision for unearned premium	2,032	667	1,365	1,957	645	1,312
Total	$20,762	$4,933	$15,829	$24,783	$4,883	$19,900

Omega Insurance Holdings Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 ($ thousands)

5.      Insurance contract liabilities and reinsurance assets (continued)

Provision for outstanding claims
Uncertainty exists on reported claims in that all information may not be available at the reporting date, therefore, the claim cost may rise or fall at some date in the future when the information is obtained. In addition, claims may not be reported to the Company immediately; therefore, estimates are made as to the value of claims incurred but not yet reported, a value which may take some months to finally determine. In order to determine the liability, assumptions are developed considering the characteristics of the line of business, the historical pattern of payments, the amount of data available and any other pertinent factors. In general, the longer the term required for the settlement of a group of claims, the more variable the estimates. Short settlement term claims are those which are expected to be substantially paid within a year of being reported.

The Company believes that its overall practices of establishing the provision for unpaid claims and adjustment expenses have been consistently applied over many years, and that its provisions have resulted in reasonable approximations of the ultimate cost of claims incurred.

The movement in outstanding claims during the year is summarized as follows:

	2013			2012
	Insurance	Reinsurance		Insurance	Reinsurance
	Liability	Asset	Net	Liability	Asset	Net
Balance, January 1	$22,826	$4,238	$18,588	$21,209	$4,652	$16,557
Assumed through assumption reinsurance transactions (Note 14)	-	-	-	380	-	380
Claims incurred for insured events of the current year	18,306	7,800	10,506	14,795	4,784	10,011
Increase (decrease) for insured events of prior years	(1,173)	(1,002)	(171)	1,375	(1,621)	2,996
Less claims paid during the year	(21,229)	(6,770)	(14,459)	(14,933)	(3,577)	(11,356)
Balance, December 31	$18,730	$4,266	$14,464	$22,826	$4,238	$18,588

Provision for unearned premium

The movement in unearned premium during the year is summarized as follows:

	2013			2012
	Insurance	Reinsurance		Insurance	Reinsurance
	Liability	Asset	Net	Liability	Asset	Net
Balance, January 1	$1,957	$645	$1,312	$3,110	$978	$2,132
Premiums written in the year	28,479	8,257	20,222	25,388	7,461	17,927
Premiums earned in the year	(28,404)	(8,235)	(20,169)	(26,541)	(7,794)	(18,747)
Balance, December 31	$2,032	$667	$1,365	$1,957	$645	$1,312

Omega Insurance Holdings Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 ($ thousands)

5.      Insurance contract liabilities and reinsurance assets (continued)

Effects of discounting
The Company has discounted its best estimate of claims provisions at a rate of 2.05% (2012 - 1.82%) based upon the yield on its investments.

To recognize the uncertainty in establishing these best estimates, to allow for possible deterioration in experience, and to provide greater comfort that the actuarial liabilities are adequate to pay future costs, the Company includes Provisions for Adverse Deviations (PFADs) in some assumptions relating to claim development, reinsurance recoveries and future investment income. The PFADs selected are in the midrange of those recommended by the Canadian Institute of Actuaries for claim development and future investment income and low range of those recommended by the Canadian Institute of Actuaries for reinsurance recoveries.

The effects of discounting and PFADs on unpaid claims and adjustment expenses are as follows:

December 31, 2013		Effect of	Effect of
	Undiscounted	discounting	PFAD’s	Discounted

Provision for outstanding claims:
Insurance contract liabilities	$17,707	$(756)	$1,779	$18,730
Reinsurance asset	4,153	(115)	228	4,266
	$13,554	$(641)	$1,551	$14,464

December 31, 2012		Effect of	Effect of
	Undiscounted	discounting	PFAD’s	Discounted

Provision for outstanding claims:
Insurance contract liabilities	$21,808	$(1,311)	$2,329	$22,826
Reinsurance asset	4,109	(189)	318	4,238
	$17,699	$(1,122)	$2,011	$18,588

6.      Deferred income tax assets

Deferred incomes taxes arising from temporary differences and unused tax losses are summarized as follows:

	2013	2012

Undeducted insurance contract liabilities	$847	$875
Incorporation costs and other temporary differences	17	19
Total deferred income tax asset	$864	$894

Omega Insurance Holdings Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 ($ thousands)

7.      Other liabilities

As security against future adverse development of the insurance contract liabilities assumed from Lumbermens Mutual Casualty Company in 2010, Lumbermens Mutual Casualty Company also provided the Company with a $5,000 adverse development fund. Any portion of the $5,000 not required to cover adverse development on the $477 of transferred net liabilities at the end of 2015 will be refunded by the Company to Lumbermens Mutual Casualty Company. During fiscal 2013, the Company used $442 of the adverse development fund to cover paid claims. The remaining $4,558 liability has been included with Other Liabilities on the statement of financial position.

8. Share capital	2013	2012

Authorized:
An unlimited number of common shares
An unlimited number of preferred shares

Issued:
12,950,000 common shares (2012 - 12,950,000)	$12,950	$12,950

During 2012, the Company re-purchased for cancellation, 200,000 shares from an existing shareholder for $220.

9.      Investment income

	2013	2012
The sources of the Company’s investment income were:

Interest income on:
Bank balances and short term notes	$6	$3
Government debt securities	781	864
Gain on sale of Government debt securities	-	680
Investment expenses	(53)	(62)
	$734	$1,485

10. Income tax expense	2013	2012
The Company’s income tax expense (recovery) is comprised of:

Current income tax expense	$25	$26
Deferred income tax expense (recovery)	138	(381)
Total income tax expense (recovery)	$163	$(355)

Deferred income tax recovery recognized directly in comprehensive income	$108	$197

The difference between an income tax expense calculated at the statutory rate and the income tax expense recorded is attributable to differences between the statutory rate, small business tax rates, future tax rates, and prior year tax rates.

Omega Insurance Holdings Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 ($ thousands)

11.    Commitments

The Company leases office space and office equipment under operating leases. The estimated future minimum lease payments are as follows:

		Office
	Premises	Equipment
2014	$195	$4
2015	-	2

12.    Capital management

Capital is comprised of the Company’s shareholders’ equity. The Company’s objectives when managing capital are to maintain financial strength and protect its claims paying abilities, to maintain creditworthiness and to maximize returns for shareholders over the long term. Senior management develops the capital strategy and oversees the capital management processes of the Company. Capital is managed using both regulatory capital measures and internal metrics.

The Company’s subsidiary, Omega General Insurance Company (OGIC) is a Canadian property and casualty insurance company that is regulated by OSFI. OSFI generally expects property and casualty insurance companies to maintain at least a 150% Minimum Capital Test (MCT). The MCT calculates capital requirements based on the risk profile of the assets and liabilities of the Company. During the year, OGIC was in compliance with both internal and OSFI minimum requirements.

Another common measure of capital adequacy in the property and casualty industry used by management is the ratio of net premiums written to shareholder’s equity. A lower ratio implies a higher measure of capital adequacy. OGIC’s net premiums written to shareholder’s equity ratio at December 31, 2013 was 1.97 : 1.00 (2012 - 1.76 : 1.00) .

Omega Insurance Holdings Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 ($ thousands)

13.    Insurance and financial risk

Insurance Risk
The Company principally issues general insurance contracts in the following lines of business: personal property, commercial property and liability. Under these general insurance contracts, the Company is exposed to certain risks defined in the general insurance contracts, usually for durations of one to twelve months.

In addition to general insurance contracts, the Company also assumes portfolios of existing claims from other insurers through assumption reinsurance transactions. These portfolios of claims could be from any line of business that the transferring insurer wrote in the past. Under these assumption reinsurance transactions, the Company is exposed to certain risks defined in the underlying insurance contracts that were originally written by the transferring insurer.

The principal risk the Company faces under both general insurance contracts and assumption reinsurance transactions is that the actual claims and benefit payments, or the timing thereof, differs from the expectations used to price the general insurance contacts or assumption reinsurance transactions. This is influenced by the frequency of claims, severity of claims, emergence of unknown claims, actual benefits paid and subsequent development of tong term claims. For long tail claims that take some years to settle, the Company is also exposed to inflation risk. The objective of the Company is to ensure that sufficient reserves are available to cover these liabilities.

Risk exposure is mitigated by diversification across a portfolio of insurance contracts and geographical areas. The variability of risks is also improved by careful selection and implementation of underwriting strategies and guidelines. Inflation risk is also mitigated by taking expected inflation into account when estimating insurance contract liabilities.

Risk exposure is also mitigated through the use of various claim review strategies and guidelines to reduce the risk exposure for the Company.

The Company purchases reinsurance as part of its risk mitigation strategies. Reinsurance is placed on both a proportional and non-proportional basis. The use of proportional and non-proportional reinsurance varies by line of business.

Amounts recoverable from reinsurers (reinsurance assets) are estimated in a manner consistent with the underlying claim liabilities and in accordance with the reinsurance contracts. Although the Company has reinsurance arrangements, it is not relieved of its direct obligations to its policyholders and thus a credit risk exposure exists with respect to such reinsurance agreements.

Omega Insurance Holdings Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 ($ thousands)

13.      Insurance and financial risk (continued)

The table below sets out the concentration of insurance contract liabilities by line of business:

		2013			2012
	Insurance	Reinsurance		Insurance	Reinsurance
	Liability	Asset	Net	Liability	Asset	Net

Automobile	$438	$6	$432	$1,558	$186	$1,372
Aircraft	1,148	484	664	942	356	586
Property	3,327	1,526	1,801	3,266	877	2,389
Liability	13,172	2,250	10,922	16,302	2,819	13,483
Other	645	-	645	758	-	758
Total	$18,730	$4,266	$14,464	$22,826	$4,238	$18,588

Key assumptions underlying the valuation of the insurance claim liabilities are that the Company’s future claims development will follow a similar pattern to past claims development experience. This includes assumptions in respect of average claim costs, claim handling costs, claim inflation factors, and claim numbers for each accident year. Additional qualitative judgements are used to assess the extent to which past trends may not apply in the future. Judgement is further used to assess the extent to which external factors such as court decisions and government legislation affect the estimates. Other key circumstances affecting the reliability of assumptions include variation in interest rates, claim settlement delays, and changes in foreign exchange rates.

For many of the key assumptions and qualitative judgments, it is not possible to quantify the sensitivity to various factors due to their nature.

A 5% increase in the net outstanding claim liabilities on December 31, 2013 would have resulted in a decrease to comprehensive income of $723 (2012 - $929).

A 5% decrease in the net outstanding claim liabilities on December 31, 2013 would have resulted in an increase to comprehensive income of $723 (2012 - $929).

Omega Insurance Holdings Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 ($ thousands)

13.      Insurance and financial risk (continued)

The table below sets out the estimates of gross cumulative incurred claims, including both claims notified and IBNR for each successive underwriting year at each reporting date, together with cumulative payments to date:

December 31, 2013

Gross	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total

End of year	289	1,036	593	1,234	1,332	9,960	12,298	14,795	18,306	18,306
One year later	273	1,405	887	2,207	2,527	12,780	13,297	14,709		14,709
Two years later	253	1,322	784	2,257	3,980	12,714	12,738			12,738
Three years later	199	1,021	774	2,977	5,298	13,111				13,111
Four years later	165	962	785	3,243	5,214					5,214
Five years later	109	905	784	3,060						3,060
Six years later	90	763	778							778
Seven years later	53	723								723
Eight years later	53									53
Cumulative payments to date	(53)	(692)	(735)	(2,435)	(2,754)	(10,066)	(10,563)	(12,827)	(16,051)	(56,176)

Current reserve	-	31	43	625	2,460	3,045	2,175	1,882	2,255	12,516

Current reserve for assumption reinsurance transactions for original underwriting years prior to 2005										6,214

Total gross outstanding claim liabilities										$18,730

Net (of reinsurance)	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total

End of year	289	405	185	620	696	5,561	8,907	10,011	10,507	10,507
One year later	273	516	267	1,060	1,347	9,223	10,638	10,816		10,816
Two years later	253	289	235	1,081	3,281	10,171	10,317			10,317
Three years later	199	250	233	1,917	4,729	10,707				10,707
Four years later	165	260	236	2,141	4,831					4,831
Five years later	109	245	236	1,929						1,929
Six years later	90	204	234							234
Seven years later	53	193								193
Eight years later	53									53
Cumulative payments to date	(53)	(185)	(221)	(1,304)	(2,408)	(8,042)	(8,631)	(9,635)	(10,087)	(40,566)

Current reserve	-	8	13	625	2,423	2,665	1,686	1,181	420	9,021

Current reserve for assumption reinsurance transactions for original underwriting years prior to 2005										5,443

Total net outstanding claim liabilities										$14,464

Omega Insurance Holdings Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 ($ thousands)

13.    Insurance and financial risk (continued)

December 31, 2012

Gross	2005	2006	2007	2008	2009	2010	2011	2012	Total

End of year	289	1,036	593	1,234	1,332	9,960	12,298	14,795	14,795
One year later	273	1,405	887	2,207	2,527	12,780	13,297		13,297
Two years later	253	1,322	784	2,257	3,980	12,714			12,714
Three years later	199	1,021	774	2,977	5,298				5,298
Four years later	165	962	785	3,243					3,243
Five years later	109	905	784						784
Six years later	90	763							763
Seven years later	53								53
Cumulative payments to date	(53)	(759)	(739)	(1,451)	(1,520)	(9,018)	(10,200)	(12,652)	(36,392)

Current reserve	-	4	45	1,792	3,778	3,696	3,097	2,143	14,555

Current reserve for assumption reinsurance transactions for original underwriting years prior to 2005									8,271

Total gross outstanding claim liabilities									$22,826

Net (of reinsurance)	2005	2006	2007	2008	2009	2010	2011	2012	Total

End of year	289	405	185	620	696	5,561	8,907	10,011	10,011
One year later	273	516	267	1,060	1,347	9,223	10,638		10,638
Two years later	253	289	235	1,081	3,281	10,171			10,171
Three years later	199	250	233	1,917	4,729				4,729
Four years later	165	260	236	2,141					2,141
Five years later	109	245	236						236
Six years later	90	204							204
Seven years later	53								53
Cumulative payments to date	(53)	(203)	(222)	(798)	(1,294)	(7,049)	(8,275)	(9,124)	(27,018)

Current reserve	-	1	14	1,343	3,435	3,122	2,363	887	11,165

Current reserve for assumption reinsurance transactions for original underwriting years prior to 2005									7,423

Total net outstanding claim liabilities									$18,588

The Company has presented the above tables on an underwriting year basis as opposed to an accident year basis. As a result, the reserves at the “one year later” point can normally be expected to increase. Assuming the reserves develop as expected, there will be premium earned in that subsequent year to offset the incurred claims.

The Company has presented the reserves for unpaid claims assumed in assumption reinsurance transactions in a single line in the above tables since the original underwriting years for the underlying insurance contract liabilities were for years prior to 2005. During the year ended December 31, 2013, the insurance contract liabilities from assumption reinsurance transactions developed favourably by $1,066 (2012 - $868) on a net of reinsurance basis.

Omega Insurance Holdings Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 ($ thousands)

13.    Insurance and financial risk (continued)

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its cash outflow obligations as they come due. The Company is exposed to liquidity risk to the extent that the sale of a fixed income security prior to its maturity is required to provide liquidity to satisfy policyholder and other cash outflows. To mitigate this risk, the Company has policies to ensure that assets and liabilities are broadly matched in terms of their duration.

The following table summarizes the maturity profile of the Company’s financial assets and financial liabilities. For insurance contract liabilities and reinsurance assets, maturity profiles are based on estimated timing of cash outflows.

	Up to	1 to 3	3 - 5	5-10	10 to 15
December 31, 2013	1 year	years	years	years	years	Total

Financial assets
Cash and cash equivalents	593	-	-	-	-	593
Available for sale financial assets:
- Short term notes	750	-	-	-	-	750
- Government debt securities	4,779	12,220	4,915	7,491	-	29,405
Loans and receivables:
- Accrued investment income	226	-	-	-	-	226
- Trade and other receivables	1,981	-	-	-	-	1,981
- Other assets	47	-	-	-	-	47
- Reinsurance assets	2,184	1,464	414	204	-	4,266
Total financial assets	10,560	13,684	5,329	7,695	-	37,268

Financial liabilities
Payables and accruals	2,929	-	-	-	-	2,929
Insurance contract liabilities	7,068	6,655	3,127	1,880	-	18,730
Other liabilities	14	4,558	-	-	-	4,572
Total financial liabilities	10,011	11,213	3,127	1,880	-	26,231

	Up to	1 to 3	3 - 5	5-10	10 to 15
December 31, 2012	1 year	years	years	years	years	Total

Financial assets
Cash and cash equivalents	853	-	-	-	-	853
Available for sale financial assets:
- Short term notes	575	-	-	-	-	575
- Government debt securities	5,305	6,845	10,439	10,293	-	32,882
Loans and receivables:
- Accrued investment income	232	-	-	-	-	232
- Trade and other receivables	1,602	-	-	-	-	1,602
- Other assets	143	-	-	-	-	143
- Reinsurance assets	1,410	1,081	870	869	8	4,238
Total financial assets	10,120	7,926	11,309	11,162	8	40,525

Financial liabilities
Payables and accruals	1,769	-	-	-	-	1,769
Insurance contract liabilities	4,890	7,002	4,644	6,258	32	22,826
Other liabilities	111	-	5,000	-	-	5,111
Total financial liabilities	6,770	7,002	9,644	6,258	32	29,706

Omega Insurance Holdings Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 ($ thousands)

13.    Insurance and financial risk (continued)

Credit Risk
Credit risk is the risk of financial losses resulting from the failure of debtors to make payments when due. The Company is exposed to credit risk principally through its investments in debt securities, and balances receivable from policyholders and reinsurers. The Company has policies to limit and monitor its exposure to individual issuers and classes of issuers of debt securities which do not carry the guarantee of a national or Canadian provincial government. The Company’s credit exposure to any one individual policyholder is not material; however, the Company’s policies are distributed by brokers and agents who manage cash collection on its behalf. The Company monitors its exposure to brokers and agents. The Company has policies which limit its exposure to individual reinsurers and regular review processes to assess the creditworthiness of reinsurers with whom it transacts business.

The following tables show the exposure to credit risk for the Company’s financial assets, shown gross of any collateral arrangements, by credit rating according to Dominion Bond Rating Service for available for sale financial assets and according to A.M. Best Company rating service for reinsurance assets:

					Less
December 31, 2013					Than
Dominion Bond Rating Service:	AAA	AA	A	BBB	BBB	Not
A.M. Best Company :	A++	A+	A-	B++	B++	Rated	Total

Cash and cash equivalents	-	-	-	-	-	593	593
Available for sale financial assets:
- Short term notes	-	-	-	-	-	750	750
- Government debt securities	500	23,059	5,846	-	-	-	29,405
Loans and receivables:
- Accrued investment income	-	-	-	-	-	226	226
- Trade and other receivables	-	-	-	-	-	1,981	1,981
- Other assets	-	-	-	-	-	47	47
- Reinsurance assets	-	856	-	-	-	3,410	4,266

Total	500	23,915	5,846	-	-	7,007	37,268

					Less
December 31, 2012					Than
Dominion Bond Rating Service:	AAA	AA	A	BBB	BBB	Not
A.M. Best Company :	A++	A+	A-	B++	B++	Rated	Total

Cash and cash equivalents	-	-	-	-	-	853	853
Available for sale financial assets:
- Short term notes	-	-	-	-	-	575	575
- Government debt securities	1,990	23,866	7,026	-	-	-	32,882
Loans and receivables:
- Accrued investment income	-	-	-	-	-	232	232
- Trade and other receivables	-	-	-	-	-	1,602	1,602
- Other assets	-	-	-	-	-	143	143
- Reinsurance assets	-	1,604	-	-	-	2,634	4,238

Total	1,990	25,470	7,026	-	-	6,039	40,525

As at December 31, 2013 and 2012, the financial assets of the Company are neither past due nor impaired.

Omega Insurance Holdings Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 ($ thousands)

13.    Insurance and financial risk (continued)

Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market factors, including currency risk, interest rate risk, and equity risk.

(a)    Currency Risk
The Company is exposed to currency risk to the extent that non-Canadian dollar denominated amounts are paid or received when adverse changes to foreign exchange rates occur. To mitigate this risk, the Company has policies to ensure that assets and liabilities are broadly matched in terms of their currency. An increase or decrease of 10% in foreign currency rates on December 31, 2013 or December 31, 2012 would have resulted in an immaterial impact on the Company.

(b)    Interest Rate Risk
The Company is exposed to interest rate risk to the extent that cash flows from assets and liabilities are not closely matched. To mitigate this risk, the Company has policies to ensure that assets and liabilities are broadly matched in terms of their duration.

The sensitivity analysis for interest rate risk set out below illustrates the impact of a 1% change in interest rates on the carrying value of investments and the carrying value of the provision for unpaid claims and adjustment expense liabilities as at the reporting date.

An increase of 100 basis points in interest yields on December 31, 2013 would have resulted in a decrease in the carrying value of the Company’s investments of $837 (2012 - $1,082), and a decrease to the unpaid claim and adjustment expense liability of $331 (2012 - $643).

A decrease of 100 basis points in interest yields on December 31, 2013 would have resulted in an increase in the carrying value of the Company’s investments of $881 (2012 - $1,146), and an increase to the unpaid claim and adjustment expense liability of $344 (2012 - $689).

(c)    Equity Risk
The Company is not exposed to equity risk as it has not invested in any equity securities.

14.    Assumption reinsurance transactions

For the year ended December 31, 2012

During 2012, the Company acquired the insurance contract liabilities of the Canadian Branches of:

     -   Icarom Public Limited Company

The net liabilities assumed amounted to $380. The excess amount of $1,500 was recorded as premium income in 2012.

In order to limit its exposure to adverse development on the liabilities acquired through assumption reinsurance agreements, the Company arranges for third party stop-loss reinsurance. During 2012, the Company paid $1,000 for stop-loss reinsurance covering some of the liabilities acquired through the assumption reinsurance agreements. This amount of $1,000 was recorded in the statement of comprehensive income as insurance premiums ceded to reinsurers expense.

15.    Subsequent event

On October 10, 2014, shareholders of the Company entered into a share purchase agreement with Till Capital Ltd. (“Till Capital”) whereby Till Capital is proposing to acquire all of the issued and outstanding shares of the Company. Completion of the transaction is not assured and is subject to approval by The Office of the Superintendent of Financial Institutions.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

TILL CAPITAL LTD.

Date: March 13, 2015	By:	/s/ William Sheriff
William Sheriff
Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Description
1.1	Memorandum of Association
1.2	Bye-laws
4.1	Executive Employment Agreement effective September 1, 2009 between the Company and William Sheriff
4.2	Executive Employment Amendment Agreement, effective March 1, 2011, between the Company and William Sheriff
4.3	Executive Employment Agreement effective November 12, 2012 between the Company and Timothy Leybold
4.4	Executive Employment Agreement effective December 1, 2011 between the Company and Michael Maslowski
4.5	Executive Employment Agreement effective December 1, 2012 between the Company and Janet Lee-Sheriff
4.6	Administration Agreement dated February 12, 2014 between Resource Re Ltd. and Cedar Management Limited
4.7*	Master Services Agreement dated August 11, 2014 between Multi-Strat Re Ltd. and Resource Re Ltd.
4.8*	Quota Share Retrocession Agreement dated August 11, 2014 between Multi-Strat Re Ltd. and Resource Re Ltd.
4.9	Stock Option Plan
4.10	Share Purchase Agreement dated as of October 10, 2014 among Till Capital Ltd., the shareholders of Omega Insurance Holders Inc. and Integrated Asset Management Corp.
4.11	Arrangement Agreement dated as of February 18, 2014 between Americas Bullion Royalty Corp. and Resource Holdings Ltd.
4.12	Share Purchase Agreement between Silver Predator Corp. and Golden Predator US Holding Corp.
4.13	Share Purchase Agreement between Americas Bullion Royalty Corp. and Multi-Strat Holdings Ltd.
4.14	Share Purchase Agreement between Northern Tiger Resources Inc. and Resource Holdings Ltd.
4.15	Asset Purchase Agreement between Resource Holdings Ltd. and Kudu Partners, L.P.
4.16	Subscription Agreement between Resource Holdings Ltd. and Silver Predator Corp.
8.1	List of Subsidiaries
11.1	Code of Ethics
23.1	Consent of KPMG Audit Limited
23.2	Consent of PricewaterhouseCoopers LLP
23.3	Consent of PricewaterhouseCoopers LLP
23.4	Consent of Grant Thornton LLP

* Confidential treatment has been requested for portions of this exhibit.